                                                                   EXHIBIT T3E-1



UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

-------------------------------------------
                                           :
In re:                                     :  Chapter 11
                                           :
GENERAL MEDIA, INC., et al.,               :  Case No. 03-15078 (SMB)
                                           :
                        Debtors.           :  (Jointly Administered)
                                           :
-------------------------------------------


                  DISCLOSURE STATEMENT PURSUANT TO SECTION 1125
                     OF THE BANKRUPTCY CODE FOR THE DEBTORS'
                          JOINT PLAN OF REORGANIZATION

                                PACHULSKI, STANG, ZIEHL, YOUNG,
                                JONES & WEINTRAUB P.C.
                                780 Third Avenue, 36th Floor
                                New York, New York  10017-2024
                                Telephone: (212) 561-7700
                                Facsimile:  (212) 561-7777

                                Attorneys for the Debtors And Debtors
                              In Possession

Dated: New York, New York
       January 21, 2004

                                TABLE OF CONTENTS

                                                                        PAGE NO.

I. INTRODUCTION................................................................1

      A.   General Information.................................................1
      B.   Right to Vote on the Plan...........................................3
      C.   Voting Instructions.................................................5
      D.   Confirmation Hearing................................................6

II. OVERVIEW OF THE PLAN.......................................................7

      A.   Classification and Treatment of All Claims and Interests Under the
           Plan................................................................7
      B.   Ownership of New GMI Common Stock; Dilution........................12
      C.   Recommendation With Respect to The Plan............................12

III. SUMMARY OF BUSINESS, PROPERTIES AND OTHER INFORMATION WITH RESPECT TO THE
DEBTORS.......................................................................12

      A.   Description of the Company and its Business........................12
      B.   Industry Segments..................................................13
           1.   Penthouse Publishing Segment..................................14
           2.   Penthouse Online Segment......................................17
           3.   Penthouse Entertainment Segment...............................18
           4.   Other Licensing Businesses....................................18
      C.   Customers..........................................................19
      D.   Competition........................................................19
      E.   Legal Proceedings..................................................19
      F.   Employees..........................................................21
      G.   Properties.........................................................21
      H.   Selected Consolidated Financial Data...............................21
      I.   Events Leading to the Commencement of the Chapter 11 Cases.........26

IV. SIGNIFICANT EVENTS DURING THE CHAPTER 11 CASES............................27

      A.   Continuation of Business; Stay of Litigation.......................27
      B.   Appointment of the Creditors' Committee............................28
      C.   Representation of Debtors and Committee............................28
      D.   Initial DIP Credit Facility........................................28
      E.   Transfer of Senior Notes...........................................30
      F.   Proposed New DIP Credit Facility...................................30
      G.   Motion to Pay Employee Wages.......................................31
      H.   Motion to Pay Critical Vendors.....................................31
      I.   Curtis Circulation Stipulations....................................31
      J.   Assumption of Certain Leases and Executory Contracts...............32
      K.   Other Matters......................................................33

V. THE PLAN OF REORGANIZATION.................................................33

      A.   Classification and Treatment of Claims and Interests...............33
           1.   Administrative Expense and Priority Tax Claims................33
                a.   Administrative Expense Claims............................33
                b.   Priority Tax Claims......................................34
           2.   Class 1 - Other Priority Claims...............................35
           3.   Class 2 -- Secured Claims.....................................35
                a.   Class 2A - Senior Note Claims............................36
                b.   Class 2B - Other Secured Claims..........................36
           4.   Class 3 -- Unsecured Claims...................................37
                a.   Class 3A - General Unsecured Claims......................37
                b.   Class 3B - Intercompany Claims...........................37
           5.   Class 4 -- Convenience Class Claims...........................37
           6.   Class 5 -- GMI Preferred Stock................................38
           7.   Class 6 -- Interests in Subsidiary Debtors....................38
           8.   Class 7 -- GMI Common Stock...................................38
           9.   Class 8-- GMI Warrants........................................38
      B.   Summary of Other Provisions of the Plan............................39
           1.   General Description of New GMI Common Stock...................39
           2.   Repayment of the DIP Credit Facility/Exit Financing...........39
           3.   New GMI Term Loan Notes.......................................40
           4.   Conditions Precedent to the Plan..............................41
           5.   Time and Method of Distributions Under the Plan...............42
           6.   Executory Contracts and Unexpired Leases......................43
           7.   Retiree Benefits..............................................43
           8.   Provisions for Treatment of Disputed Claims...................44
           9.   Reorganized GMI Certificate of Incorporation and By-laws......44
           10.  Discharge of the Debtors......................................46
           11.  Amendment of the Plan.........................................46
           12.  Indemnification...............................................47
           13.  Revocation of the Plan........................................47
           14.  Preservation of Causes of Action..............................47
           15.  Termination of Creditors' Committee...........................47
           16.  Exculpation and Releases......................................48
           17.  Payment of Statutory Fees and Related
                Post-Confirmation Requirements................................49
           18.  Plan Supplement...............................................49

VI. CONFIRMATION AND CONSUMMATION PROCEDURE...................................49

      A.   Solicitation of Votes..............................................49
      B.   The Confirmation Hearing...........................................50
      C.   Confirmation.......................................................51
           1.   Acceptance....................................................51
           2.   Unfair Discrimination and Fair and Equitable Tests............51
                a.   Secured Creditors........................................51

                b.   Unsecured Creditors......................................51
                c.   Interests................................................52
           3.   Feasibility...................................................52
           4.   Best Interests Test...........................................53
      D.   Consummation.......................................................54

VII. MANAGEMENT OF THE REORGANIZED DEBTORS....................................55

      A.   Board of Directors and Management..................................55
           1.   Composition of the Board of Directors of the Reorganized
                Debtors.......................................................55
           2.   Identity of Officers of the Reorganized Debtors...............55
      B.   Compensation of Executive Officers.................................55
      C.   Agreements With Robert C. Guccione and Certain Non-Debtor
           Affiliates.........................................................55

VIII. APPLICABILITY OF FEDERAL AND OTHER SECURITIES LAWS TO THE SECURITIES TO BE
DISTRIBUTED UNDER THE PLAN....................................................56

      A.   Issuance Of Securities.............................................56
           1.   Generally.....................................................56
           2.   Resale Considerations.........................................56
           3.   Delivery of Disclosure Statement..............................58

IX. CERTAIN RISK FACTORS TO BE CONSIDERED.....................................58

      A.   Projected Financial Information....................................58
      B.   Sales and Operations...............................................59
      C.   Advertising Revenue................................................59
      D.   Business and Competition...........................................59
      E.   Certain Risks of Non-Confirmation..................................60
      F.   Risks Relating to the Projections..................................60
      G.   Capital Requirements...............................................61
      H.   Forward-Looking Information May Prove Inaccurate...................61
      I.   No Established Trading Market for the New Securities...............61
      J.   Dividend Policy....................................................61
      K.   Preferred Stock....................................................61

X. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN........................62

      A.   Consequences to the Company........................................62
           1.   Cancellation of Debt..........................................63
           2.   Limitations on NOL Carryforwards and Other Tax Attributes.....63
           3.   Interest Deductions...........................................63
      B.   Consequences to Holders of Class 2A Senior Note Claims
           and Class 3A General Unsecured Claims..............................63
           1.   In General....................................................63
           2.   Consequences to Holders of Class 2A Senior Note Claims........64
                a.   If the Class 2A Senior Note Claims are Securities........64
                b.   If the Class 2A Senior Note Claims are not Securities....65

                c.   Holders of Class 2A Senior Note Claims who Reject the
                     Plan.....................................................65
           3.   Consequences to Holders of Class 3A General Unsecured Claims..66
           4.   Provisions Applicable to Each Exchange........................66
                a.   Distributions in Discharge of Accrued Interest...........66
                b.   Treatment of Market Discount.............................66
                c.   Ownership and Disposition of New GMI Term Loan Notes.....67
                d.   Ownership and Disposition of New GMI Common Stock........70
      C.   Consequences to Holders of Class 4 Convenience Claims..............71
      D.   Consequences to Holders of Class 6 Subsidiary Debtor Interests.....71
      E.   Withholding........................................................72

XI. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN.................72

      A.    Liquidation Under Chapter 7.......................................72
      B.    Alternative Plan of Reorganization................................72

XII. CONCLUSION AND RECOMMENDATION............................................73


EXHIBITS

      Exhibit A   Joint Plan of Reorganization
      Exhibit B   Disclosure Statement Approval Order
      Exhibit C   GMI's Form 10-K 2002 Annual Report
      Exhibit D   Projected Financial Information
      Exhibit E   GMI's Liquidation Analysis

                  I.    INTRODUCTION

A.    GENERAL INFORMATION

      General Media, Inc. ("GMI") and its subsidiary and affiliate debtors listed below(1) (collectively, the "Debtors" or the "Company," are hereby soliciting acceptances of their Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code dated as of December 22, 2003 (the "Plan").(2) This Disclosure Statement is being distributed in connection with (i) the solicitation of acceptances of the Plan and (ii) the hearing to consider confirmation of the Plan (the "Confirmation Hearing") scheduled for February 26, 2004 at 10:00 a.m. Eastern Standard Time.

      The Plan is intended to enhance the long-term viability and contribute to the success of the Company by adjusting its capitalization through a reduction in the amount of its long-term debt to reflect current and projected operating performance levels. The Plan is designed to reduce the Company's debt service obligations to levels that the Company believes can be supported by its projected cash flow. See General Media Inc.'s Projected Financial Information (Exhibit D).

      The Plan provides for, among other things, the refinancing of GMI's DIP Credit Facility and the distribution to the holders of the $39,896,820.00 principal amount of existing GMI Senior Notes that vote to accept the Plan their Pro Rata Share of (i) 1,000,000 shares of New GMI Common Stock, representing 100% of the outstanding shares of New GMI Common Stock, and (ii) up to $27,000,000 of New GMI Term Loan Notes(3), and the distribution to general unsecured creditors holding claims totaling approximately $10,000,000 to $14,000,000 the sum of $2,000,000 in Cash plus $3,000,000 principal amount of the New GMI Term Loan Notes.

      The Plan further provides for the cancellation of the existing shares of GMI Preferred Stock, GMI Common Stock, and the GMI Warrants. Holders of GMI Preferred Stock, GMI Common Stock and GMI Warrants will be impaired by the Plan and will receive no distributions under the Plan. In addition, all Interests in each Subsidiary Debtor shall be canceled and 100 shares of newly issued common stock in each Subsidiary Debtor shall be issued to the relevant parent company, GMI or General Media Communications, Inc. ("GMCI"), as the case may be.


--------------------

(1) The Debtors in the above-captioned cases are GMI and its direct and indirect subsidiaries, General Media Art Holding, Inc., General Media Communications, Inc., General Media Entertainment, Inc., General Media (UK), Ltd., GMCI Internet Operations, Inc., GMI On-line Ventures, Ltd., Penthouse Images Acquisitions, Ltd. and Pure Entertainment Telecommunications, Inc.

(2) Unless otherwise defined herein, all capitalized terms contained herein have the meanings ascribed to them in the Plan, a copy of which is annexed hereto as Exhibit A.

(3) Each holder of Senior Notes which votes to reject the Plan shall receive Cash in the amount of its Senior Note Claim, plus all accrued and unpaid interest thereon through the Effective Date. The aggregate amount of the New GMI Term Loan Notes which will be issued under the Plan will be subject to reduction based on the amount of Allowed Senior Note Claims that are voted to reject the Plan and receive Cash as set forth above. If none of the holders of Allowed Senior Note Claims vote to reject the Plan, the aggregate principal amount of the New GMI Term Loan Notes issued to Class 2A Senior Noteholders will be $27,000,000.

      The Plan addresses the over-leveraged nature of the Company's capital structure through the reduction of approximately $40 million of debt (represented by the Senior Notes, including accrued and unpaid interest thereon through the Effective Date), as well as trade and other debt. This restructuring will provide the Company with a stronger balance sheet and improved cash flows that should enable the Company to survive as a going concern, continue to serve its customers and markets, enhance its business, and preserve jobs for its employees.

      Attached as Exhibits to this Disclosure Statement are copies of the following:

            -     The Plan (Exhibit A);

            -     Order of the Bankruptcy Court dated January   , 2004, among
                  other things, approving this Disclosure Statement and establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan (Exhibit B);

            -     GMI's Form 10-K 2002 Annual Report (Exhibit C);

            -     Projected Financial Information (Exhibit D); and

            -     GMI's Liquidation Analysis (Exhibit E).

In addition, a Ballot for the acceptance or rejection of the Plan is enclosed with the Disclosure Statement submitted to the holders of Claims and Interests that are entitled to vote to accept or reject the Plan.

ON JANUARY 21, 2004 THE UNITED STATES BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF NEW YORK APPROVED THIS DISCLOSURE STATEMENT ("DISCLOSURE STATEMENT"), WHICH APPROVAL DOES NOT CONSTITUTE A DETERMINATION ON THE FAIRNESS OR MERITS OF THE PLAN OF REORGANIZATION ANNEXED HERETO AS EXHIBIT A AND DESCRIBED IN THIS DISCLOSURE STATEMENT. THE APPROVAL OF THIS DISCLOSURE STATEMENT MEANS THAT THE BANKRUPTCY COURT HAS FOUND THAT THIS DISCLOSURE STATEMENT CONTAINS ADEQUATE INFORMATION TO PERMIT HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTORS TO MAKE A REASONABLY INFORMED DECISION IN EXERCISING THEIR RIGHT TO VOTE UPON THE PLAN.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER TIME IS SPECIFIED IN THIS DISCLOSURE STATEMENT. THE DELIVERY OF THIS DISCLOSURE STATEMENT SHALL NOT UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS DISCLOSURE STATEMENT SINCE THE DATE OF THIS DISCLOSURE STATEMENT.

THIS DISCLOSURE STATEMENT CONTAINS ONLY A SUMMARY OF THE PLAN. ALL CREDITORS, INTEREST HOLDERS AND OTHER INTERESTED PARTIES ARE ENCOURAGED TO REVIEW THE FULL TEXT OF THE PLAN, AND TO READ

CAREFULLY THIS ENTIRE DISCLOSURE STATEMENT, INCLUDING ALL EXHIBITS, BEFORE DECIDING TO VOTE EITHER TO ACCEPT OR REJECT THE PLAN OR TAKE A POSITION WITH RESPECT TO THE PLAN. PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN, OTHER EXHIBITS ANNEXED HERETO AND OTHER DOCUMENTS REFERENCED AS FILED WITH THE BANKRUPTCY COURT PRIOR TO OR CONCURRENT WITH THE FILING OF THIS DISCLOSURE STATEMENT. SUBSEQUENT TO THE DATE HEREOF, THERE CAN BE NO ASSURANCE THAT: (A) THE INFORMATION AND REPRESENTATIONS CONTAINED HEREIN ARE MATERIALLY ACCURATE; AND (B) THIS DISCLOSURE STATEMENT CONTAINS ALL MATERIAL INFORMATION. ALL CREDITORS AND INTEREST HOLDERS SHOULD READ CAREFULLY AND CONSIDER FULLY THE SECTION HEREOF ENTITLED "CERTAIN RISK FACTORS TO BE CONSIDERED" BEFORE VOTING FOR OR AGAINST THE PLAN.

THIS DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND NOT IN ACCORDANCE WITH FEDERAL OR STATE SECURITIES LAWS OR OTHER APPLICABLE NONBANKRUPTCY LAW. PERSONS OR ENTITIES TRADING IN OR OTHERWISE PURCHASING, SELLING OR TRANSFERRING SECURITIES OF THE DEBTORS SHOULD EVALUATE THIS DISCLOSURE STATEMENT AND THE PLAN IN LIGHT OF THE PURPOSE FOR WHICH THEY WERE PREPARED.

THIS DISCLOSURE STATEMENT HAS NEITHER BEEN APPROVED NOR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE STATEMENTS CONTAINED HEREIN.

AS TO CONTESTED MATTERS, ADVERSARY PROCEEDINGS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT SHALL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS.

THIS DISCLOSURE STATEMENT SHALL NOT BE ADMISSIBLE IN ANY PROCEEDING INVOLVING THE DEBTORS OR ANY OTHER PARTY, AND IT SHALL NOT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES OR OTHER LEGAL EFFECTS OF THE DEBTORS' REORGANIZATION ON HOLDERS OF CLAIMS AGAINST OR INTERESTS IN THE DEBTORS.

B.    RIGHT TO VOTE ON THE PLAN

      Pursuant to the provisions of the Bankruptcy Code, only holders of allowed claims or equity interests in classes of claims or equity interests that are impaired under the terms and provisions of a chapter 11 plan are entitled to vote to accept or reject the Plan. Holders of allowed claims or equity interests in classes of claims or equity interests that are unimpaired under the terms and provisions of a chapter 11 plan are conclusively presumed to have accepted the plan and therefore are not entitled to vote on such a plan. The Debtors believe that Classes 1 (Other Priority Claims), 2B (Other Secured Claims) and 3B (Intercompany Claims) are unimpaired, are conclusively presumed to have accepted the Plan, and therefore do not have the right to vote on the Plan.

      Holders of Claims in Class 2A (Senior Note Claims), Class 3A (General Unsecured Claims), Class 4 (Convenience Claims) and Interests in Class 6 (Interests in Subsidiary Debtors) are impaired and therefore are entitled to vote to accept or reject the Plan. Holders of Interests in Class 5 (GMI Preferred Stock), Class 7 (GMI Common Stock) and Class 8 (GMI Warrants) do not receive any distributions under the Plan and the holders of those Interests are conclusively presumed to have rejected the Plan. Therefore, the Debtors are soliciting acceptances only from the holders of Allowed Claims in Class 2A (Senior Note Claims), Class 3A (General Unsecured Claims), Class 4 (Convenience Claims) and Allowed Interests in Class 6 (Interests in Subsidiary Debtors).

      The Bankruptcy Code defines "acceptance" of a plan by a class of claims as acceptance by creditors in that class that hold at least two-thirds in dollar amount and more than one-half in number of the claims that cast ballots for acceptance or rejection of the plan. The Bankruptcy Code defines "acceptance" of a plan by a class of equity interests as acceptance by equity interest holders in that class that hold at least two-thirds in amount of the allowed interests that cast ballots for acceptance or rejection of the plan. For a complete description of the requirements for confirmation of the Plan, see Section VI, "Confirmation and Consummation Procedure."

      If a class of claims or equity interests rejects the Plan or is deemed to reject the Plan, the Debtors have the right, and reserve the right, to request confirmation of the Plan pursuant to Section 1129(b) of the Bankruptcy Code.
Section 1129(b) permits the confirmation of a plan notwithstanding the nonacceptance of such plan by one or more impaired classes of claims or equity interests if the proponent thereof complies with the provisions of that Section. Under that Section, a plan may be confirmed by a bankruptcy court if it does not "discriminate unfairly" and is "fair and equitable" with respect to each nonaccepting class. For a more detailed description of the requirements for confirmation of a nonconsensual plan, see Section VI, "Confirmation and Consummation Procedure."

      The Debtors believe that (i) through the Plan, holders of Claims against the Debtors will obtain a substantially greater recovery from the Debtors' estates than the recovery that would be available if the assets of the Debtors were liquidated under Chapter 7 of the Bankruptcy Code and (ii) the Plan will afford the Debtors the opportunity and ability to continue in business as a viable going concern and preserve ongoing employment for the Debtors' employees.

      After carefully reviewing this Disclosure Statement, including the Exhibits, each holder of an Allowed Claim or Interest that is entitled to vote on the Plan should vote on the Plan.

      THE DEBTORS BELIEVE THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE DEBTORS, THEIR CREDITORS AND INTEREST HOLDERS AND URGE THAT CREDITORS AND INTEREST HOLDERS VOTE TO

ACCEPT THE PLAN. THE HOLDERS OF A MAJORITY OF THE SENIOR NOTES AND THE CREDITORS' COMMITTEE ALSO BELIEVE THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF THE HOLDERS OF SENIOR NOTE CLAIMS AND GENERAL UNSECURED CLAIMS, RESPECTIVELY, AND URGE THAT CREDITORS VOTE TO ACCEPT THE PLAN.

C.    VOTING INSTRUCTIONS

      If you are entitled to vote to accept or reject the Plan, a Ballot is enclosed for the purpose of voting on the Plan. If you hold a Claim in more than one Class and you are entitled to vote Claims in more than one Class, you will receive separate Ballots that must be used for each separate Class of Claims. Please vote and return your Ballot(s). Your Ballot must be delivered either by mail or personal delivery, as follows:

      1. If you received a Ballot from a broker, bank or other institution, return the completed Ballot to such broker, bank or institution promptly so that it can be forwarded to The Garden City Group, Inc. by February 20, 2004 at 5:00 p.m. Eastern Standard Time.

      2.    If you received a Ballot from the Debtors, return the completed
            Ballot

            (i)   if delivered by U.S. mail, to:

            The Garden City Group, Inc.
            Attn: General Media, Inc. Balloting
            P.O. Box 8878
            Melville, New York 11747-8878

            (ii)  or, if delivered by hand or overnight delivery, to:

            The Garden City Group, Inc.
            Attn: General Media, Inc. Balloting
            105 Maxess Road
            Melville, New York 11747-3836

DO NOT SURRENDER SENIOR NOTES AT THIS TIME OR RETURN THEM WITH YOUR BALLOT. BALLOTS SENT BY FACSIMILE TRANSMISSION ARE NOT ALLOWED AND WILL NOT BE COUNTED. BALLOTS THAT ARE NOT CORRECTLY COMPLETED WILL NOT BE COUNTED.

      TO BE COUNTED, YOUR BALLOT INDICATING ACCEPTANCE OR REJECTION OF THE PLAN MUST BE RECEIVED BY NO LATER THAN 5:00 P.M., EASTERN STANDARD TIME ON FEBRUARY 20, 2004.

      If you are a creditor or interest holder entitled to vote on the Plan and did not receive a Ballot, received a damaged Ballot or lost your Ballot, or if you have any questions concerning the Disclosure Statement, the Plan or the procedures for voting on the Plan, please call The

Garden City Group, Inc. at (877) 824-2870.

D.    CONFIRMATION HEARING

      Pursuant to Section 1128 of the Bankruptcy Code, the Confirmation Hearing will be held on February 26, 2004 at 10:00 a.m. Eastern Standard Time before the Honorable Stuart M. Bernstein, Chief United States Bankruptcy Judge, at the United States Bankruptcy Court, One Bowling Green, 7th Floor, New York, New York 10004. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan be served and filed so that they are received on or before February 20, 2004, at 5:00 p.m. Eastern Standard Time, in the manner described below in Section VI B., "Confirmation and Consummation Procedure, The Confirmation Hearing." Objections to confirmation of the Plan are governed by Rule 9014 of the Federal Rules of Bankruptcy Procedure. Any objection to confirmation must be made in writing and specify in detail the name and address of the objector, all grounds for the objection and the amount of the Claim or number and class of shares of stock held by the objector. Any such objection must be filed with the Bankruptcy Court and served so that it is received by the Bankruptcy Court (with a copy to Chambers) and the following parties on or before February 20, 2004 at 5:00 p.m., Eastern Standard Time:

      GENERAL MEDIA, INC.
      Eleven Penn Plaza, 12th Floor
      New York, New York 10001
      Attn:  Laurence B. Sutter, Esq.

      PACHULSKI, STANG, ZIEHL, YOUNG, JONES & WEINTRAUB P.C.
      Counsel for the Debtors and Debtors in Possession
      780 Third Avenue, 36th Floor
      New York, New York 10017
      Attn:  Robert J. Feinstein, Esq.

      LOWENSTEIN SANDLER PC
      Counsel for the Creditors' Committee
      65 Livingston Avenue
      Roseland, New Jersey 07068
      Attn:  Kenneth A. Rosen, Esq.

      MILBERG WEISS BERSHAD HYNES & LERACH LLP
      Co-Counsel for the DIP Lenders
      One Pennsylvania Plaza
      New York, New York  10119
      Attn:  Arnold N. Bressler, Esq.

      BERKMAN, HENOCH, PETERSON & PEDDY, P.C.
      Co-Counsel for the DIP Lenders
      100 Garden City Plaza
      Garden City, New York  11530-3203
      Attn:  Ronald M. Terenzi, Esq.

      GOLENBOCK EISEMAN ASSOR BELL & PESKOE LLP
      Counsel for the Senior Note Indenture Trustee
      437 Madison Avenue
      New York, New York 10022
      Attn: Jonathan L. Flaxer, Esq.

      OFFICE OF THE UNITED STATES TRUSTEE
      33 Whitehall Street
      New York, New York 10004
      Attn: Brian S. Masumoto, Esq.

      The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing.

                  II.   OVERVIEW OF THE PLAN

      The following is a brief summary of the material provisions of the Plan. This overview is qualified in its entirety by reference to the provisions of the Plan, a copy of which is annexed hereto as Exhibit A, and the more detailed financial and other information contained elsewhere in this Disclosure Statement and in the Exhibits hereto. In addition, for a more detailed description of the terms and provisions of the Plan, see Section V, "The Plan of Reorganization."

A.    CLASSIFICATION AND TREATMENT OF ALL CLAIMS AND INTERESTS UNDER THE PLAN

      The Plan designates 8 Classes of Claims and 4 Classes of Interests. These Classes take into account the differing nature and priority under the Bankruptcy Code of the various Claims and Interests.

      The following table sets forth the classification and treatment of all Claims and Interests under the Plan and the consideration distributable to such Claims and Interests under the Plan. The information set forth in the following table is for convenient reference only, and each holder of a Claim or Interest should refer to the Plan for a full understanding of the classification and treatment of Claims and Interests provided for under the Plan. The Claim reconciliation procedure is an ongoing process and the actual amount of Allowed Claims may vary from the estimates.

                     SUMMARY OF CLASSIFICATION AND TREATMENT
                   OF ALL CLAIMS AND INTERESTS UNDER THE PLAN

                             Estimate of Total
                            Amount of Claims in
           Class                   Class                    Treatment
           -----                   -----                    ---------

Administrative Expense       $7,937,735.00        Unimpaired; paid in full in
Claims (including total                           Cash on the latest to occur
obligations of                                    of the Effective Date, the
approximately $6,756,237                          date the Administrative
million projected to be                           Expense Claim becomes
owed under DIP Credit                             Allowed, and the date such
Facility on the Effective                         Allowed Administrative
Date)                                             Expense Claim becomes due, in
                                                  accordance with the terms and
                                                  conditions of transactions or
                                                  agreements relating to
                                                  obligations incurred in the
                                                  ordinary course of business
                                                  during the pendency of the
                                                  Chapter 11 Cases or assumed by
                                                  the Debtors in Possession.

Priority Tax Claims          $152,456.00          Unimpaired; at the option of
                                                  Reorganized GMI either paid
                                                  in full in Cash on the
                                                  Effective Date, or paid over
                                                  a six-year period from the
                                                  date of assessment as
                                                  provided in Section
                                                  1129(a)(9)(C) of the
                                                  Bankruptcy Code with interest
                                                  payable at the rate of 5% per
                                                  annum, or as otherwise
                                                  established by the Bankruptcy
                                                  Court or written agreement
                                                  between the Debtors and such
                                                  holders.

Class 1                      $6,400,000.00        Unimpaired; paid in full in
Other Priority Claims        (approximately)      Cash on the later of the
                                                  Effective Date and the date
                                                  such Claim becomes an Allowed
                                                  Claim, except Other Priority
                                                  Claims for prepaid
                                                  subscriptions to the Debtors'
                                                  publications and internet
                                                  websites, which shall be
                                                  satisfied in the ordinary
                                                  course of business by future
                                                  delivery of the publications
                                                  and provision of access to the
                                                  internet websites.

                             Estimate of Total
                            Amount of Claims in
           Class                   Class                    Treatment
           -----                   -----                    ---------
Class 2A                     $45,750,000.00       Impaired; each holder of an
Senior Note Claims           (approximately,      Allowed Class 2A Senior Note
                             including post-      Claim that has voted to
                             petition interest)   accept the Plan shall receive
                                                  on the Effective Date its Pro
                                                  Rata share of (i) 1,000,000
                                                  shares of New GMI Common Stock
                                                  and (ii) New GMI Term Loan
                                                  Notes, in the principal amount
                                                  of $27,000,000, multiplied by
                                                  the aggregate percentage
                                                  amount of Allowed Class 2A
                                                  Senior Note Claims held by
                                                  holders of such Claims which
                                                  have voted to accept the Plan.
                                                  Each holder of an Allowed
                                                  Class 2A Senior Note Claim
                                                  which has voted to reject the
                                                  Plan shall receive on the
                                                  Effective Date, in full
                                                  satisfaction of its Senior
                                                  Note Claim, Cash in the amount
                                                  of its Allowed Class 2A Senior
                                                  Note Claim, plus all accrued
                                                  and unpaid interest thereon
                                                  through the Effective Date.
                                                  Thus, the aggregate amount of
                                                  the New GMI Term Loan Notes
                                                  which will be issued under the
                                                  Plan will depend on the number
                                                  of holders of Allowed Senior
                                                  Note Claims which vote to
                                                  reject the Plan and receive
                                                  Cash as set forth above. If
                                                  none of the holders of Allowed
                                                  Senior Note Claims vote to
                                                  reject the Plan, the aggregate
                                                  principal amount of the New
                                                  GMI Term Loan Notes to be
                                                  distributed to holders of
                                                  Class 2A Senior Claims will be
                                                  $27 million. The Senior Notes
                                                  and Senior Note Indenture
                                                  shall be canceled.

                             Estimate of Total
                            Amount of Claims in
           Class                   Class                    Treatment
           -----                   -----                    ---------
Class 2B                     $0                   Unimpaired; Reinstated or
Other Secured Claims                              receive such other treatment
                                                  as GMI and such holders shall
                                                  have agreed in writing,
                                                  subject to the consent of the
                                                  holders of a majority of
                                                  Allowed Class 2A Senior Note
                                                  Claims.

Class 3A                     $12,000,000.00       Impaired; each holder of an
General Unsecured Claims     (approximately)      Allowed Class 3A General
                                                  Unsecured Claims will receive
                                                  its Pro Rata Share of (i) Cash
                                                  in the amount of $2,000,000
                                                  and (ii) $3,000,000 principal
                                                  amount of the New GMI Term
                                                  Loan Notes

Class 3B                     $73,808,661.00       Unimpaired; Reinstated.
Intercompany Claims

Class 4                      $400,000.00          Impaired; each holder of an
Convenience Claims           (approximately)      Allowed Class 4 Convenience
                                                  Claims will be paid an amount
                                                  equal to the lesser of (i)
                                                  $1,000 or (ii) 20% of its
                                                  Allowed Convenience Claim.

Class 5                      14,030 shares        Impaired; holders of Class 5
GMI Preferred Stock          outstanding          Preferred Stock Interests
                                                  will not receive distributions
                                                  on account of such Interests,
                                                  nor will such holders retain
                                                  property on account of such
                                                  Interests under the Plan, and,
                                                  on the Effective Date, all GMI
                                                  Preferred Stock Interests will
                                                  be canceled.

Class 6                      Aggregate of 342     Unimpaired; all Interests in
Interests in Subsidiary      shares in            each Subsidiary Debtor shall
Debtors                      Subsidiary Debtors   be canceled and 100 shares of
                             outstanding          newly issued common stock in
                                                  each Subsidiary Debtor shall
                                                  be issued to the relevant
                                                  parent company, GMCI or GMI,
                                                  as the case may be.

                             Estimate of Total
                            Amount of Claims in
           Class                   Class                    Treatment
           -----                   -----                    ---------
Class 7                      477,401 shares       Impaired; holders of Class 7
GMI Common Stock             outstanding.         GMI Common Stock Interests
                                                  will not receive distributions
                                                  on account of such Interests,
                                                  nor will such holders retain
                                                  property on account of such
                                                  Interests under the Plan, and,
                                                  on the Effective Date, all GMI
                                                  Common Stock Interests will be
                                                  canceled.

Class 8                      None                 Impaired; holders of Class 8
GMI Warrants                 outstanding.         GMI Warrants, if any, will
                                                  not receive distributions on
                                                  account of such Interests, nor
                                                  will such holders retain
                                                  property on account of such
                                                  Interests under the Plan, and,
                                                  on the Effective Date, all GMI
                                                  Warrants will be canceled.

================================================================================

      For a more detailed explanation of the time and manner of distributions under the Plan, see Section V.B.6., "The Plan of Reorganization, Time and Method of Distributions Under the Plan."

B. OWNERSHIP OF NEW GMI COMMON STOCK; DILUTION

      The following tables summarize the approximate percentage ownership interest of New GMI Common Stock on the Effective Date. Figures are approximate; actual figures may vary due to rounding and other factors.

                                         Common Stock      Percentage Ownership
                                         ------------      --------------------
         PET Capital Partners LLC         670,000 shares           67%
         Absolute Return Europe Fund      220,000 shares           22%
         Beate Uhse AG                     80,000 shares            8%
         Others                            30,000 shares            3%
         ------------------------      ------------------    ---------------
         Total:                         1,000,000 shares          100%

C. RECOMMENDATION WITH RESPECT TO THE PLAN

THE DEBTORS BELIEVE THAT THE PLAN PROVIDES THE GREATEST AND EARLIEST POSSIBLE RECOVERIES TO CREDITORS AND INTEREST HOLDERS, AND THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF ALL HOLDERS OF CLAIMS AND INTERESTS. THE MAJORITY HOLDERS OF THE SENIOR NOTES AND THE CREDITORS' COMMITTEE ALSO BELIEVE THAT THE PLAN PROVIDES THE GREATEST POSSIBLE RECOVERIES TO HOLDERS OF SENIOR NOTE CLAIMS AND GENERAL UNSECURED CLAIMS, RESPECTIVELY, AND THAT ACCEPTANCE OF THE PLAN IS IN THE BEST INTERESTS OF SUCH HOLDERS.

            III. SUMMARY OF BUSINESS, PROPERTIES AND OTHER INFORMATION WITH RESPECT TO THE DEBTORS

A. DESCRIPTION OF THE COMPANY AND ITS BUSINESS

      The Company is a brand-driven global entertainment company founded in 1965 by Robert C. Guccione that caters to men's interests through various trademarked publications, movies, the Internet, location-based live entertainment clubs and consumer product licenses. The Company's flagship PENTHOUSE brand is widely identified with premium entertainment for adult audiences and the Company's trademarks are licensed to third parties worldwide in exchange for recurring royalty payments.

      The Company is a global leader in the production and distribution of high-quality adult content, with one of the widest circulated families of adult publications in the world. The Company's success was initially driven by its flagship publication, PENTHOUSE Magazine. Today the Company produces five adult periodicals: PENTHOUSE, Forum, Variations, The Girls of PENTHOUSE and PENTHOUSE Letters, as well as several special feature publications annually. The distribution network of the Company's publications extends to approximately 150,000 retail points of sale and the Company sells approximately eleven million copies annually. The Company's magazines feature in-depth interviews with high profile political, business, entertainment and sports figures, editorials by leading authors, and pictorials of celebrity figures.

      The Company's Entertainment division has also produced and released a film library of 94 original motion picture titles. These titles are distributed in multiple formats, including video cassettes, DVDs and the Internet.

      Beginning in 1995, the Company developed its Internet website with the introduction of PENTHOUSEmag.com through which the Company began digitally distributing its proprietary content. Today the Company operates through the domain names www.PENTHOUSE.com and www.PENTHOUSEfetish.com where members pay subscription fees for access to content.

      GMI also holds significant intellectual property and other intangible assets, including various commercially valuable trademarks developed over 37 years, including PENTHOUSE, Forum, Variations, PENTHOUSE Letters, the Three Key Logo, the One Key Logo, Pet of the Year, PENTHOUSE Pet, Mind & Muscle Power, Hot Talk, PENTHOUSE Comix and PENTHOUSE Men's Adventure Comix. Through the publication of its magazines the Company also accumulated a library of approximately one million photographic images. The Company seeks to protect its trademarks through registration and periodic infringement enforcement. The Company regularly evaluates requests to license its brands and video library or to participate in other commercial ventures by contributing its trademarks, including events with PENTHOUSE Pets. The Company's trademarks and copyrights are critical to the success and growth of all of its businesses.

      Beginning in the third quarter of 2002, the Company began to license its trademarks to select luxury gentlemen's clubs, referred to as Location-based Entertainment, in consideration for a percentage of the gross revenue of the clubs. As of December 2003, the Company had licensed four (4) clubs, located in Dallas, Texas, San Antonio, Texas, Spartanburg, South Carolina and New York City, New York.

      The Company operates in a highly regulated industry. This requires the Company to be socially aware and sensitive to government laws and regulations designed to protect minors and to prohibit the distribution of obscene material. The Company takes great care to comply with all applicable laws and regulations where it conducts business. The Company does not knowingly engage the services of any business or individual, which does not adhere to these standards.

B. INDUSTRY SEGMENTS

      Historically the Company has been organized into three business groups,
(i) Publishing, (ii) Online and (iii) Entertainment. These segments consist primarily of print magazines, the Internet Site at PENTHOUSE.com and Video/DVD movie production and distribution, respectively. The Company also derives revenue from various license agreements.

      1. PENTHOUSE PUBLISHING SEGMENT

      The Publishing Group operations include the publication of PENTHOUSE magazine, other domestic publishing businesses and the licensing of international editions of PENTHOUSE magazine. Publishing comprises 80% of revenues today and is derived entirely from the publication of male-oriented, adult related publications. PENTHOUSE magazine plays a key role in driving the continued popularity and recognition of the PENTHOUSE brand.

PENTHOUSE Magazine and Affiliate Publications

      PENTHOUSE magazine was founded by Robert C. Guccione, who first published the magazine in London in 1965 and in the United States in 1969. PENTHOUSE magazine offers its readers a combination of photography, investigative journalism, fiction, illustration, humor, politics, art and business. The flagship publication is the cornerstone of the recognized brand and is a critical element in the continuation of brand licensing activities.

      To capitalize on the name recognition of PENTHOUSE magazine, the Company has four Affiliate Publications. The Company has utilized its expertise in building a consumer brand and invested capital to distinctly brand each of the Affiliate Publications. The Affiliate Publications have become leading niche magazines in their categories. The Company sells approximately 315,000 copies of its Affiliate Publications per month. The Affiliate Publications are:

      Forum: A monthly publication in digest form that includes adult information, advice and entertainment provided by authors, journalists and medical and legal experts. The magazine is published domestically and licensed in Europe and Australia. In addition, the Company publishes several special digest issues of Forum each year. Forum is sold at newsstands and through subscriptions.

      Variations: A monthly publication in digest form that features articles detailing the latest trends in adult entertainment. In addition, the Company publishes several special digest issues of Variations each year. Variations is sold at newsstands and through subscriptions.

      The Girls of PENTHOUSE: A bi-monthly full-sized publication featuring photographs of the most popular models who have appeared in PENTHOUSE magazine. The Girls of PENTHOUSE is sold only at newsstands.

      PENTHOUSE Letters: A monthly full-sized publication featuring letters written by readers describing their erotic experiences and fantasies. PENTHOUSE Letters is sold at newsstands and through subscriptions.

      The net circulation revenues of the U.S. edition of PENTHOUSE magazine for 2001 and 2002 were approximately $34.0 million and $30.0 million, respectively. The net circulation revenues of the U.S. edition of PENTHOUSE magazine for the third quarter ended September 30, 2003 were approximately $13.5 million. Net circulation revenues are gross revenues less commissions and provisions for newsstand returns and display costs. Circulation revenue comparisons may be materially impacted with respect to newsstand sales in any period based on whether or not there are issues featuring major celebrities.

      PENTHOUSE currently has one of the highest cover prices of any magazine in the adult market. The publication cover prices range from $7.99 to $8.99. The special edition publications are sold for up to $10.00 per issue.

      PENTHOUSE magazine and the Affiliate Publications are primarily sold through newsstand distribution by convenience stores, bookstores and newsstands. Newsstand sales account for nearly 69% of total sales. Because the Company has not focused on subscription based revenue, it has less recurring subscription revenue. Approximately 34% of PENTHOUSE's newsstand sales are derived from convenience stores, 17% are from bookstores and 22% are from newsstand distribution channels.

Foreign Edition Publishing

      PENTHOUSE was originally published in London, UK for the first four years of the Company's existence. PENTHOUSE is currently published in fifteen countries around the world. The Company has sought to mitigate the capital investment risks and risks associated with variations in local laws and customs by contracting with licensees in specific jurisdictions. The Company has sought to expand its readership through foreign edition licensing arrangements pursuant to which it licenses the PENTHOUSE brand name and trademarks to publishers in foreign countries. Licensees typically use pictorials from the library and provide their own editorial content to create the foreign editions. The Company oversees the finished product to insure quality control and to maintain the spirit of the domestic edition. Under current licensing arrangements, the Company generally receives a one-time up-front fee and a royalty based upon a percentage of both circulation and advertising revenues, subject to certain minimum payments. The Company does not own any equity interests in its foreign licensees and only receives royalty fees paid to it for use of trademarks and proprietary content.

      In 2002, the Company received revenues from licensing agreements with publishers in Australia, Czech Republic, France, Germany, Greece, Holland, Hong Kong, Hungary, Japan, Korea, Romania, Spain, Taiwan, Thailand and the United Kingdom.

      Revenues from licensing of foreign editions were approximately $2.1 million and $1.7 million for the years ended December 31, 2001 and 2002, respectively, representing approximately 3% of net revenues for each of these periods. Revenues from licensing of foreign editions were approximately $1.9 million for the third quarter ended September 30, 2003.

Production, Printing, Newsstand Distribution and Subscription Fulfillment

      The Company employs a staff of professionals to oversee the production, printing, distribution and fulfillment of its magazines. The Company has also successfully employed a business strategy for many years of outsourcing specific functions to third party vendors for fulfillment of specialized functions such as printing, distribution or subscription management. The systems for both graphics and editing are also state-of-the-art, utilizing the services of only ten employees. The Company has mitigated many potential risks associated with substantial internal operations otherwise required to perform these services and has simultaneously obtained an efficient market price for these services.

      The Company sells its magazines through wholesalers and other distributors. The newsstand distribution of magazines is handled by Curtis Circulation Company ("Curtis Circulation") pursuant to a pre-petition agreement. Curtis Circulation distributes the publications through a network of approximately 225 marketing representatives to independent wholesalers, as well as to other channels of distribution. Curtis Circulation also provides the Company with other services, including management information and promotional and specialty marketing services. The Company receives a cash advance from Curtis Circulation at the time each issue is released for sale based on the wholesale price per magazine. The Company recognizes revenue from newsstand sales based on its estimate of copy sales at such time as the issue is released for sale and it adjusts the estimate periodically based upon actual sales information. Each issue is settled with Curtis Circulation one hundred and eighty days after the off-sale date based upon the number of magazines actually sold, compared to the estimated number of copies sold that Curtis Circulation used to determine its cash advance.

      The Company's subscription fulfillment is currently provided by Palm Coast Data Service, Inc. ("PCD"). PCD performs the following services: receiving, verifying, balancing and depositing payments from subscribers and agents; maintaining master files on all subscribers and agents by magazine; issuing bills to subscribers and agents and sending renewal notices to subscribers; issuing labels; packaging and mailing magazines as directed by the Company; and furnishing various reports to monitor all aspects of the subscription operations.

Circulation

      Net revenues from publication activities with respect to the U.S. edition of PENTHOUSE magazine and Affiliate Publications for 2001 and 2002 were $47.9 million and $43.2 million, respectively, and $19.5 million for the third quarter ended September 30, 2003. The number of magazine copies sold on newsstands varies monthly depending on, among other things, the cover, pictorials and editorial content. Approximately 16% of total newsstand copies are sold internationally.

      Newsstand revenues for PENTHOUSE magazine and the Affiliate Publications were approximately $31.0 million and $28.1 million for the years ended December 31, 2001 and 2002, respectively, representing approximately 49% and 52% of the Company's net revenues for these periods, respectively. Newsstand revenues for PENTHOUSE magazine and the Affiliate Publications were approximately $12.6 million for the third quarter ended September 30, 2003, representing approximately 47% of the Company's net revenues for that period.

      Subscription revenues for PENTHOUSE magazine and the Affiliate Publications were approximately $6.7 million and $7.3 million for the years ended December 31, 2002 and 2001, respectively, representing approximately 12% of the Company's net revenues for each of these periods. Subscription revenues for PENTHOUSE magazine and the Affiliate Publications were approximately $3.2 million for the third quarter ended September 30, 2003, representing approximately 12% of the Company's net revenues for that period.

Advertising

      PENTHOUSE magazine and the Affiliate Publications are relatively less dependent on advertising revenues than many other magazines, as approximately 63% of their respective revenues are generated from newsstand sales, while approximately 15% are generated from subscription sales and approximately 16% are generated from advertising. Advertising revenues for PENTHOUSE magazine and the Affiliate Publications were approximately $7.3 million and $8.3 million for the years ended December 31, 2002 and 2001 respectively, representing approximately 14% and 13% of our net revenues for these periods, respectively. Advertising revenues for PENTHOUSE magazine and the Affiliate Publications were approximately $2.9 million for the third quarter ended September 30, 2003, representing approximately 11% of the Company's net revenues for that period.

      The Company also runs advertisements in PENTHOUSE magazine for products that are created by GMI including advertising for its pay-per-call telephone lines, video/DVD's, internet products and pay-per-view programming.

      2. PENTHOUSE ONLINE SEGMENT

      The Company's Internet Domain name, PENTHOUSE.com, contributes significantly to its success. The Company receives a large percentage of its visitors as a result of consumers inputting its name into commonly used Internet search engines or into their Internet browser. In contrast, generally new visitors to competitors' adult Internet sites are obtained through active marketing technologies such as pop-ups, pop-unders, banners, exit traffic links, and other electronic customer acquisition methods. Conversely, PENTHOUSE.com receives nearly all its current visitors as a result of the popularity and awareness of its brand and through the cross promotion in the PENTHOUSE magazines. This cross promotion is accomplished at minimal additional incremental cost to the Company.

      The site provides the Company with multiple revenue streams, including fees for subscription services, e-commerce and advertising. The Company operates under contract the e-commerce store at http://www.penthousestore.com. Visitors to the store can chose from approximately 35,000 products including PENTHOUSE films, adult films made by other producers, adult toys and back issues of their favorite PENTHOUSE magazines.

      The Company was an early adopter of the Internet as a distribution channel for its content. The Company launched its first pay service, PENTHOUSEmag.com, on the Internet in August of 1995. Today, customers are sold a membership ranging from 3 days to one year, at prices ranging from $2.95 to $120.00. Revenues received from the sale of memberships to the Company's Internet Site are recognized over the term of the membership. The membership gives the customer access to adult-oriented photographs, video feeds and chat rooms via a personal identification number that expires according to the membership period selected. Memberships are billed to the customers' credit card in accordance with the Federal Communications Commission's safe harbor provision.

      The Internet industry is highly competitive. The Company competes for visitors, buyers and advertisers. The Company believes that the primary competitive factors include brand recognition, the quality of content and products, technology, pricing, ease of use, sales and marketing efforts and user demographics. The Company believes that it competes favorably with respect to each of these factors. Additionally, the Company has the advantage of leveraging the power of the PENTHOUSE brands, libraries, marketing and promotions and loyal audiences.

      3. PENTHOUSE ENTERTAINMENT SEGMENT

      The Company's Entertainment Segment produces and distributes adult-oriented entertainment products, including video/DVD movies, pay-per-view programming, which are advertised in the magazines and sold under an exclusive distribution agreement with Image Entertainment to video and music stores and other retail outlets, and online through the Penthousestore.com internet site. The Company also offers pay-per-call telephone lines under contract with a third party provider.

      Entertainment segment revenues were approximately $1.6 million and $2.9 million for the years ended December 31, 2002 and 2001, respectively, representing approximately 3% and 5% of the Company's net revenues for these periods, respectively. Entertainment revenues were approximately $1.1 million for the third quarter ended September 30, 2003, representing approximately 4% of the net revenues for that period.

Entertainment Operations

      The Company develops, produces and distributes products for the domestic and international home video/DVD markets. Since 1990, the Company produced 94 movies, which were released for domestic distribution through Warner Home Video, a subsidiary of Time Warner, Inc. up to June 1999. In June 1999, the Company entered into an agreement with Image Entertainment, whereby it licensed the domestic distribution of its catalog titles on DVD for a non-recoupable up-front license fee of $0.9 million and a royalty fee based on the number of units sold. The Company is amortizing the up-front licensing fee over the term of the contract. In June 1999 the Company also entered into an agreement with Image Entertainment, whereby it licensed the domestic distribution of its full length feature film, Caligula, on DVD for a recoupable up-front license fee of $0.1 million against a royalty fee based on the number of units sold thereafter. The upfront license fee under this agreement was fully recouped during the year 2000 and the Company is continuing to earn royalties over and above the up-front license fee.

      The Company also provides adult-oriented entertainment through pay-per-call telephone lines which feature both recorded audio programs and live operators on 800 and 900 number telephone lines. The recorded audio programs are created and broadcast by independent service bureaus. The operators on the live telephone lines are employed by the service bureaus and are not Company employees. The 800 and 900 number telephone calls are billed to credit cards in accordance with the Federal Communications Commission safe harbor provisions, which require that such telephone calls be billed to credit cards to insure that calls are not made by minors.

      4. OTHER LICENSING BUSINESSES

      The Company licenses many of its brands to third-parties with specialized skills, thereby extending each licensed brand's market presence. The Licensing Businesses combine certain brand-related businesses, such as the licensing of consumer products carrying one or more of the Company's trademarks and artwork, as well as PENTHOUSE branded Luxury Gentlemen's Club opportunities, referred to as Location-based Entertainment.

      The Company licenses the PENTHOUSE name, the Three Key Design and other images, trademarks and artwork it owns for the worldwide manufacture, sale and distribution of a variety of consumer products. The Company works with licensees to develop, market and distribute high-quality PENTHOUSE branded merchandise.

      Company-wide marketing activities consist of various PENTHOUSE hosted events in cities across the United States and on college campuses. The Company also has used for various events the townhouse located in New York City in which Mr. Guccione resides.

      The Company has produced a variety of PENTHOUSE titles including PENTHOUSE Pet Casting Call, International Amateurs, Swimsuit Video, Showgirls of PENTHOUSE and On Campus.

C. CUSTOMERS

      No single customer accounted for more than ten percent of the Company's net revenues in 2001 or 2002, and no part of the business is dependent upon a single customer or a few customers, the loss of any one or more of which would have a material adverse effect on the Company. However, one advertising agency placed approximately $2.0 million and $1.8 million in advertising revenues in PENTHOUSE magazine and the Affiliate Publications in 2001 and 2002, respectively, and approximately $0.9 million in advertising revenue in PENTHOUSE Magazine and the Affiliate Publications for the third quarter ended September 30, 2003. These revenues represent 3% of the Company's net revenues in each of 2001, 2002 and the third quarter ended September 30, 2003.

D. COMPETITION

      Magazine publishers face intense competition for both circulation and advertising revenues. The main competitors of PENTHOUSE magazine and the Affiliate Publications are magazines that primarily target a male audience. Other types of media that carry advertising also compete for advertising with the Company's magazines.

      Competition in the internet business comes from many different competitors. The Company's advantage in this area is the PENTHOUSE trademark and the low cost of advertising the Company's Internet service in its own magazines.

      Competition in the pay-per-call business is generally limited to a few major competitors. The Company's advantage in this area is the low cost of advertisement for such pay-per-call service in its own magazines.

E. LEGAL PROCEEDINGS

      On August 26, 2002, two individuals on behalf of themselves and all others similarly situated (the "Class Action Plaintiffs") filed in the Circuit Court of Cook County, Illinois, an action alleging that GMCI committed breach of contract, breach of express warranty and consumer fraud when it published photographs falsely representing them to be pictures of a certain celebrity. The Class Action Plaintiffs have filed a request that the action be certified as a class action with the two plaintiffs as class representatives and their lawyer as class counsel. GMCI filed a motion to dismiss the action and the Class Action Plaintiffs filed an amended complaint. The Court dismissed two counts without leave to replead and the third count with leave to replead. The Class Action Plaintiffs have filed a second amended complaint and moved for reconsideration of the dismissal order.

      On July 13, 2001, an employee filed a charge of discrimination (the "Charge") against GMI with the U.S. Equal Employment Opportunity Commission ("EEOC"). On April 11, 2003, the District Director of the EEOC ruled that there was reasonable cause to find that the employee had been subject to discrimination on the basis of disability and age, and that she had been constructively discharged. GMI and the EEOC conducted meetings with the employee to determine what actions need to be taken to resolve the Charge. On May 9, 2003, the EEOC recommended a settlement of various institutional training for the Company and a monetary award of $700,000 for the employee. The Company rejected the EEOC's recommendation on legal and factual grounds. On July 29, 2003, the EEOC issued the employee a right-to-sue letter.

      On March 28, 2003, a former employee of GMI who was terminated for what GMI believes to be reasonable cause, filed a claim in the Supreme Court of the State of New York seeking damages of $75,000, plus an accounting with respect to claimed incentive compensation. The Company believes it has no liability to this individual.

      On March 10, 2003, a former employee of GMCI filed a claim in the Supreme Court of the State of New York seeking damages of $1,000,000 for an alleged breach of her employment contract and loss of outside opportunities. The plaintiff claims she was setting up an outside business venture to become a consultant to GMI when she handed in her resignation. She claims that she handed in her resignation, but was persuaded to withdraw it, was allegedly offered her job back, following which her employment was terminated. GMCI filed a motion to dismiss the suit, which was pending as of the Commencement Date.

      In December 2002, GMI received correspondence from a third party that transmission of streaming video content on the Internet is a violation of patents that the third party claims to own. The third party has demanded that GMI execute a royalty agreement in favor of the third party with respect to revenue from any videos that it displayed on its Internet Site. To the Company's knowledge, no action has been instituted against it by the third party. The Company believes that it does not owe any royalties to this third party.

      On July 22, 2003, the landlord for the Company's principal offices obtained a judgment from the Civil Court of The City Of New York against the Company for $449,000 of unpaid rent and expenses. As of the date of the bankruptcy filing, the Company owed a total of $1,038,000 to the landlord consisting of the $449,000 judgment plus additional rent and other expenses incurred up to the Commencement Date. On October 21, 2003, the Bankruptcy Court approved a settlement with the landlord that allowed the landlord to apply a security deposit held by the landlord in the amount of $956,000 against the $1,038,000 of pre-petition past due rent in exchange for an extension of time to assume or reject the lease to January 31, 2004. The Company has fully paid all its monthly rent obligations under the lease since the Commencement Date and has until January 31, 2004 to decide if it will assume or reject the lease. As set forth more fully in Article
IV. Significant Events During the Chapter 11 Cases, the Debtors filed on January 14, 2004 a motion to extend further the Debtors' time to assume or reject the lease until March 1, 2004, to which relief the landlord has consented.

F. EMPLOYEES

      As of December 31, 2003, the Company employed 89 full-time employees, none of whom are members of a union, and 6 part-time employees.

G. PROPERTIES

      The Company's principal offices are located in New York, New York, where the Company leases approximately 49,000 square feet of office space. Since the Commencement Date, the Company has focused its search on finding office space that will be adequate for current and anticipated future use.

      The Company also uses a 17,000 square foot townhouse (the "Townhouse") located in New York City for business related activities, including business meetings and promotional and marketing events. Pursuant to a Properties and Salary Allocation Agreement among GMI, GMII and a GMII subsidiary, the Company reimbursed GMII approximately $0.6 million and $0.6 million in 2002 and 2001, respectively, and approximately $.2 million in the third quarter ended September 30, 2003, for the use of such property.

      As set forth more fully in Article IV. Significant Events During the Chapter 11 Cases, 14-16 East 67th Street LLC ("East 67th Street LLC"), the purported owner of the Townhouse pursuant to a foreclosure sale order, filed a motion for relief from the automatic stay to continue eviction proceedings in connection with the Townhouse. Pursuant to a stipulation among the Debtors and East 67th Street LLC, the Debtors shall, among other things, cease conducting business activities at the Townhouse and remove all materials and equipment in connection with such operations by February 7, 2004.

H. SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data presented below should be read in conjunction with the consolidated financial statements and notes thereto included in GMI's 2002 Annual Report on Form 10-K (Exhibit C), especially the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in those Reports.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                          Year ended December 31, 2002

                      GENERAL MEDIA, INC. AND SUBSIDIARIES
    CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                                  (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

                                                                  TWELVE
                                                                MONTHS ENDED
                                                                DECEMBER 31,
                                                                ------------
                                                                    2002
                                                                    ----
NET REVENUES
   Publishing
     Newsstand                                                    $ 28,101
     Advertising                                                     7,289
     Subscription                                                    6,729
     Other                                                           2,833
   Entertainment                                                     8,886
                                                                  --------
NET REVENUES                                                      $ 53,838
                                                                  --------
OPERATING COSTS AND EXPENSES
   Publishing-production, distribution and editorial                21,646
   Entertainment and online                                            749
   Selling, general and administrative                              22,111
   Bad debt expense                                                    437
   Rent expense from affiliated companies                              550
   Depreciation and amortization                                       523
                                                                  --------
        Total operating costs and expenses                          46,016
                                                                  --------
          Income from operations                                     7,822
                                                                  --------
OTHER INCOME (EXPENSE)
   Interest expense                                                 (7,258)
   Gain on sale of officer's life insurance                            811
   Gain on sale of art                                                 144
   Interest income                                                      67
                                                                  --------
          Total other income (expense), net                         (6,236)
                                                                  --------
INCOME BEFORE PROVISION FOR INCOME TAXES                             1,586
   Income tax expense                                                   28
                                                                  --------
   Net income                                                        1,558
Accumulated deficit-beginning of period                            (65,715)
                                                                  --------
Accumulated deficit-end of period                                 ($64,157)
                                                                  ========

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          Year ended December 31, 2002

                      GENERAL MEDIA, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

                                                                               TWELVE MONTHS ENDED
                                                                                   DECEMBER 31,
                                                                                   ------------
                                                                                      2002
                                                                                      ----
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                          $ 1,558
Adjustments to reconcile net income to net cash used in operating activities
   Depreciation and amortization                                                        523
   Amortization of unearned revenue                                                    (420)
   Gain on sale of officer's life insurance policies                                   (811)
   Gain on sale of work of art                                                         (144)
   Bad debt expense                                                                     437
   Changes in operating assets and liabilities
     Accounts receivable                                                                241
     Inventories                                                                      1,092
     Other current assets                                                               139
     Other assets                                                                     1,739
     Accounts payable, accrued expenses and other
             current liabilities                                                     (3,086)
     Accrued interest on notes payable                                                 (223)
     Income taxes payable                                                                10
     Deferred revenue                                                                (1,949)
     Other long term liabilities                                                       (263)
                                                                                    -------
                                                                                     (2,715)
                                                                                    -------
          Net cash used in operations                                                (1,157)
                                                                                    -------
CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from sale of officer's life insurance policies                              935
   Proceeds from sale of work of art                                                    594
   Capital expenditures                                                                  (8)
                                                                                    -------
          Net cash provided by investing activities                                   1,521
                                                                                    -------
CASH FLOWS FROM FINANCING ACTIVITIES
   Collections from affiliated companies                                              2,321
   Principal payment of notes payable                                                (5,910)
   Collections from shareholder of parent                                             1,000
                                                                                    -------
          Net cash used in financing activities                                      (2,589)
                                                                                    -------
          Net decrease in cash and cash equivalents                                  (2,225)
Cash and cash equivalents at beginning of period                                      2,431
                                                                                    -------
Cash and cash equivalents at end of period                                          $   206
                                                                                    =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
   Cash paid during the period for:
               Interest                                                             $ 7,490
               Income taxes                                                         $    14
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
   Noncash "paid in kind" dividends on mandatorily redeemable
        preferred stock                                                             $ 1,464
   Noncash accretion of mandatorily redeemable preferred
        stock to liquidation preference                                             $   342

                           CONSOLIDATED BALANCE SHEETS
                          Year ended December 31, 2002

                      GENERAL MEDIA, INC. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                                                                DECEMBER 31,
                                                                                   2002
                                                                                   ----
                                                                                (UNAUDITED)
                                     ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                   $    206
     Accounts receivable, net of allowance for doubtful accounts of $1,785          2,862
     Inventories                                                                    3,355
     Prepaid expenses and other current assets                                      1,716
                                                                                 --------
                           TOTAL CURRENT ASSETS                                     8,139
WORKS OF ART AND OTHER COLLECTIBLES                                                 1,820
PROPERTY AND EQUIPMENT - AT COST;
   net of accumulated depreciation and amortization                                 1,905
OTHER ASSETS
     Due from affiliated companies                                                  1,284
     Rent security deposits                                                         1,071
     Deferred subscription acquisition costs, net                                     248
     Other                                                                          1,036
                                                                                 --------
                                                                                    3,639
                                                                                 --------
                                                                                 $ 15,503
                                                                                 ========
                         LIABILITIES AND CAPITAL DEFICIT
CURRENT LIABILITIES
     Notes payable                                                               $ 43,147
     Accounts payable                                                               7,894
     Accrued retail display allowance                                               1,653
     Deferred revenue                                                               7,602
     Accrued Interest - Senior Secured Notes                                        1,617
     Other liabilities and accrued expenses                                         3,655
     Income tax payable                                                               935
                                                                                 --------
                        TOTAL CURRENT LIABILITIES                                  66,503
DEFERRED REVENUE                                                                    1,013
OTHER NON-CURRENT LIABILITIES                                                         867
MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK                                 11,256
CAPITAL DEFICIT
     Common stock, $.01 par value; 1,000,000
        shares; issued and outstanding, 477,401 shares                                  5
     Capital in excess of par value                                                    16
     Accumulated deficit                                                          (64,157)
                                                                                 --------
                                                                                  (64,136)
                                                                                 --------
                                                                                 $ 15,503
                                                                                 ========

THIRD QUARTER 2003 RESULTS

      In the third quarter ended September 30, 2003, the Company had a net loss of $1.0 million on net revenues of $8.2 million. For the third quarter of 2002, the Company had a net loss of $1.5 million on revenues of $11.8 million.

      For the nine months ended September 30, 2003, net revenues were $27.0 million compared to $42.1 million for the nine months ended September 30, 2002, a decrease of 36%. The Company had a net loss of $3.3 million on net revenues of $27.0 million in the nine months ended September 30, 2003, versus net income of $0.7 million on net revenues of $42.1 million in the nine months ended September 30, 2002.

      The following table summarizes comparative results for the quarter and nine months ended September 30, 2003:

                      GENERAL MEDIA, INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                             (AMOUNTS IN THOUSANDS)

                                                                   NINE MONTHS ENDED                 THREE MONTHS ENDED
                                                                     SEPTEMBER 30,                     SEPTEMBER 30,
                                                                     -------------                     -------------
                                                                2002             2003             2002            2003
                                                                ----             ----             ----            ----

NET REVENUE                                                   $ 42,120         $ 26,971         $ 11,838         $  8,161
                                                              --------         --------         --------         --------
COSTS AND EXPENSES
   Publishing - production, distribution and editorial          16,744            9,743            5,113            2,416
   Entertainment and online                                        637              420              195              215
   Selling, general and administrative                          18,152           13,189            5,742            4,165
   Loss on impairment of assets                                                   2,153                             1,092
   Bad debt expense                                                339              285              261              446
   Rent expense from affiliated companies                          430              243               97               28
   Depreciation                                                    399              255              126               67
                                                              --------         --------         --------         --------
     Total costs and expenses                                   36,701           26,288           11,534            8,429
                                                              --------         --------         --------         --------
     Income (loss) from operations                               5,419              683              304             (268)
                                                              --------         --------         --------         --------
OTHER INCOME (EXPENSE)

   Interest expense                                             (5,571)          (3,910)          (1,780)            (714)
   Reorganization expenses                                                         (945)                             (945)
   Gain on forgiveness of debt                                                      210                               210
   Debt restructuring expenses                                                     (142)                             (142)
   Interest income                                                  65                3                4               (1)
   Gain on sale of officer's life insurance                        811
                                                              --------         --------         --------         --------
        Total other income (expense), net                       (4,695)          (4,784)          (1,776)          (1,592)
                                                              --------         --------         --------         --------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES                    724           (4,101)          (1,472)          (1,860)
INCOME TAX EXPENSE / (BENEFIT)                                      18             (814)               5             (826)
                                                              --------         --------         --------         --------
NET INCOME (LOSS)                                             $    706         ($ 3,287)        ($ 1,477)        ($ 1,034)
                                                              ========         ========         ========         ========

I. EVENTS LEADING TO THE COMMENCEMENT OF THE CHAPTER 11 CASES

      Prior to the commencement of these cases, the Company had been experiencing a decline in revenues over an extended period as fewer of its magazines were sold. From 1997 to 2002, the domestic average monthly newsstand circulation of copies of Penthouse magazine and its affiliated publications decreased by 39%. The Company's revenues were $53.8 million for the year ended December 31, 2002, a decrease of $8.8 million from the prior year. The Company believes this decline can be attributed to a downturn in the magazine distribution industry, the general economic decline and the change in social climate toward men's magazines, coupled with certain advances in electronic technology, including the proliferation of retail video outlets and the increased market share of cable television and the Internet.

      As a result of the downturn in revenues, the Company experienced increasing difficulties in satisfying its debt obligations, including its indebtedness under an indenture for the Senior Notes and its accounts payable owed to trade vendors.

      As of the Commencement Date, all of the Debtors were parties to that certain Senior Note Indenture dated as of December 21, 1993, as amended, pursuant to which GMI's Senior Notes were issued in the original principal amount of $85,000,000. All of GMI's Debtor Subsidiaries were guarantors of the Senior Notes. As of the Commencement Date, there were approximately $39.9 million principal amount of such Senior Notes outstanding.

      The Senior Notes initially bore interest at 10-5/8% per annum, which was payable semi-annually, and were collateralized by a first priority security interest in all intellectual property rights (including copyrights and trademarks) and substantially all other intangible and tangible assets of the Company, other than accounts receivable, inventory and cash equivalents.

      As part of the original issuance of the Senior Notes, GMI issued 85,000 common stock purchase warrants to the purchasers of the Senior Notes and sold to the underwriter at a discount 102,506 GMI Warrants. The GMI Warrants, having an expiration date of December 22, 2000, entitled the holders to purchase in the aggregate 25,000 shares of GMI's Common Stock at the exercise price of $0.01 per share. The GMI Warrants also gave the holders the right to require the Company to purchase for cash all of the GMI Warrants at their fair value.

      In July 1995, the Company repurchased $5,000,000 face amount of its outstanding Senior Notes, including 5,000 warrants, for cash in the amount of $4,050,000. In May 1999, in connection with the sale of certain automotive magazines published by the Company, $28,000,000 face amount of its outstanding Senior Notes were repurchased for cash consideration of $26,600,000. The remaining Senior Notes matured on December 31, 2000.

      On December 22, 2000, 18,009 of the GMI Warrants were converted into 2,401 shares of GMI's Common Stock (representing approximately 0.5% of the issued and outstanding common shares) and 104,076 GMI Warrants expired without being timely exercised in accordance with the GMI Warrant agreement. The due date of the remaining 60,421 GMI Warrants held by holders of the Senior Notes was extended as part of the negotiations for refinancing the Senior Notes.

      On March 29, 2001, the Company refinanced the Senior Notes. Under the refinancing agreement, the Company exchanged the $51,507,000 of principal amount of Senior Notes then outstanding and any GMI Warrants held by Noteholders for new Senior Notes and mandatorily redeemable convertible preferred stock with a liquidation preference of $10,000,000 meeting certain specified terms and conditions. The remaining $493,000 principal amount of Senior Notes that were not exchanged were retired by payments made to the holders on March 29, 2001.

      The maturity date of the new Senior Notes is March 29, 2004. The Senior Notes bear interest at a rate of 15% per annum from and after January 1, 2001 and require amortization payments of $5,800,000 during the calendar year 2002 and $6,500,000 during the calendar year 2003, with the balance due in 2004. In addition, further amortization equal to 50% of excess cash flow in each year is required. The amortization and interest payment requirements imposed substantial burdens on the Company, which impaired its ability to maintain and expand its business operations. The Company made the amortization and interest payments required during the calendar year 2001 and in calendar year 2002 within payment grace periods. Due to its liquidity problem, the Company was not able to make the interest and amortization payment due at the end of the second quarter of 2003, leading to the filing of the instant Chapter 11 Cases.

                  IV.   SIGNIFICANT EVENTS DURING THE CHAPTER 11 CASES

      Since the Debtors commenced their Chapter 11 Cases, they have continued to operate their businesses and manage their properties as debtors in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

      The following is a brief description of some of the major events during the Chapter 11 Cases.

A. CONTINUATION OF BUSINESS; STAY OF LITIGATION

      Following the commencement of the Chapter 11 Cases, the Debtors continued to operate their businesses as debtors in possession under the protection of the Bankruptcy Court. The Bankruptcy Court has certain supervisory powers over the Debtors' operations during the Chapter 11 Cases, which are generally limited to reviewing and ruling on any objections raised to the Debtors' operations or proposed outside-of-the-ordinary-course transactions. The Debtors must notify parties in interest and obtain Bankruptcy Court approval of any transactions that are outside the ordinary course of business, such as any sale of a major asset of the Debtors. In addition, the Debtors must obtain Bankruptcy Court approval of certain other transactions, such as the borrowing of money on a secured basis or the employment of attorneys, accountants and other professionals.

      An immediate effect of the filing of the Chapter 11 Cases was the imposition of the automatic stay under the Bankruptcy Code which, with limited exceptions, enjoins the commencement or continuation of all pre-petition litigation against, and efforts to collect funds from, the Debtors. This injunction remains in effect unless modified or lifted by order of the Bankruptcy Court.

B. APPOINTMENT OF THE CREDITORS' COMMITTEE

      On August 21, 2003, the United States Trustee appointed an official committee of unsecured creditors (the "Creditors' Committee"), pursuant to
Section 1102 of the Bankruptcy Code, to represent unsecured creditors of the Debtors.

      The Creditors' Committee originally consisted of 7 members and includes representatives of each of the principal constituencies of unsecured creditors of the Debtors. The current members of the Creditors' Committee are set forth below:

                    Fine Composition, Inc. d/b/a Scarlett Letters
                    R.R. Donnelly & Sons Co.
                    Quebecor World USA, Inc.
                    Transcontinental Printing Co.
                    Clifford Paper, Inc.
                    Horizon Paper Co., Inc.
                    Globix Corporation

      Globix Corporation recently resigned from the Creditors' Committee after transferring its claim pursuant to Bankruptcy Rule 3001.

C. REPRESENTATION OF DEBTORS AND COMMITTEE

      The Debtors applied for and were granted authorization from the Bankruptcy Court to retain the law firm of Pachulski, Stang, Ziehl, Young, Jones & Weintraub P.C. as bankruptcy counsel. The Debtors also applied for and were granted authorization from the Bankruptcy Court to retain the law firm of Angel & Frankel P.C. as conflicts counsel and CRP Services, LLC ("CRP") to provide management services for the Debtors, including providing T. Scott Avila as Chief Restructuring Officer. On December 16, 2003, the Company terminated CRP and Mr. Avila, and on December 24, 2003 applied for, and was subsequently granted, authorization to retain Seneca Financial Group, Inc. to provide management services for the Debtors, and to provide the services of James Sullivan as the new Chief Restructuring Officer.

      The Creditors' Committee applied for and was granted authorization from the Bankruptcy Court to retain the law firm of Lowenstein Sandler LLP as its general counsel. The Creditors' Committee also applied for and was granted authorization from the Bankruptcy Court to retain J.H. Cohn, LLP as accountants.

D. INITIAL DIP CREDIT FACILITY

      Immediately upon the commencement of the chapter 11 cases, the Debtors obtained a post-petition working capital facility (the "Initial DIP Credit Facility") from Madeleine L.L.C. and certain other lenders (collectively, the "Initial DIP Lenders"). Upon information and belief, the Initial DIP Credit Facility was funded in equal amounts by affiliates of Cerberus and MacKay Shields who, as of the Commencement Date, together held a majority in principal amount of the Senior Notes.

      Pursuant to the Initial DIP Credit Facility, the Initial DIP Lenders initially agreed to make loans to, and to guarantee the issuance of letters of credit for, the Debtors in an amount not to exceed $5,000,000, of which $3,000,000 could be borrowed on an interim basis. The Initial DIP Credit Facility provided that the obligations of the Debtors to the Initial DIP Lenders constitute administrative expense obligations with priority over any and all administrative expenses of the kinds specified in Sections 503(b) and 507(b) of the Bankruptcy Code (with limited exceptions), secured by a superpriority lien on a substantial portion of the Debtors' assets.

      In addition, the Debtors and the Senior Note Indenture Trustee entered into a Stipulation consenting to the priming lien granted to the Initial DIP Lenders, granting adequate protection and authorizing the use of cash collateral (the "Cash Collateral Stipulation").

      On August 14, 2003, the Bankruptcy Court approved the Initial DIP Credit Facility on an interim basis and so ordered the Cash Collateral Stipulation on an interim basis. As more fully discussed below, on October 3, 2003, the Bankruptcy Court approved the Initial DIP Credit Facility, as amended, on a final basis and so ordered the Cash Collateral Stipulation, as amended, on a final basis.

      As a condition to making the Initial DIP Loan and as adequate protection for use of cash collateral and priming lien, the Debtors, Initial DIP Lenders, Senior Note Indenture Trustee and Creditors' Committee agreed to certain milestones with respect to filing a plan of reorganization and soliciting acceptances thereto, as embodied in the August 14, 2003 order approving the Initial DIP facility on an interim basis. Specifically, the parties agreed that the Debtors would, within 60 days of the Commencement Date, deliver to the Initial DIP Lenders a term sheet for a plan of reorganization satisfactory to the Initial DIP Lenders and acceptable to all requisite creditor classes; file a plan of reorganization and related proposed disclosure statement within 120 days of the Commencement Date; obtain an order approving such disclosure statement within 150 days of the Commencement Date; and obtain an order confirming a plan of reorganization within 180 days of the Commencement Date.

      In September 2003, the Debtors defaulted on certain financial covenants in the Initial DIP Credit Facility when they expended amounts in excess of those allowed in the weekly line-item budget set forth in the Initial DIP Credit Facility. As a result of the default, the Initial DIP Lenders declared an Event of Default and ceased making further advances under the Initial DIP Credit Facility. On October 3, 2003, GMI resolved the default by entering into an amendment to the Initial DIP Credit Facility (the "Amended DIP Agreement") under which GMI was provided with up to $6,000,000 of DIP financing in return for its agreement to a new set of case milestone covenants. Specifically, the Debtors agreed under the Amended DIP Agreement that by no later than December 1, 2003, they would file a motion pursuant to section 363 of the Bankruptcy Code to sell all or substantially all of the Debtors' assets at a public auction to be conducted on or before December 21, 2003, with the closing of such sale to occur by January 15, 2004. The December 1, 2003 deadline was subsequently extended. In addition, the DIP Lenders and the Indenture Trustee agreed that the minimum bid at such a sale was set at an amount of $23.5 million in cash, plus the outstanding amount of the Initial DIP Credit Facility due at the time of closing, plus the outstanding amount of carve-out of expenses for attorneys, accountants and other professionals retained in the Chapter 11 Cases in an amount not to exceed $750,000 and the outstanding amount of a carve out of expenses for Curtis Circulation Company ("Curtis Circulation"), of an amount up to $0.5 million, the DIP Lenders and Indenture Trustee would waive their right to credit bid at the sale.

      Under the Amended DIP Agreement, GMI had drawn down approximately $4.8 million as of December 4, 2003 and was not in compliance with all the covenants of the Amended DIP Agreement.

E. TRANSFER OF SENIOR NOTES

      On or about November 21, 2003, affiliates of NAFT Ventures I LLC ("NAFT") purchased a majority (approximately 59%) of the outstanding Senior Notes from MacKay Shields. On December 2, 2003, affiliates of NAFT purchased additional Senior Notes from Cerberus, making the NAFT affiliates the majority holders of Senior Notes with approximately 89% in amount.

F. PROPOSED NEW DIP CREDIT FACILITY

      After its affiliates purchased a majority of the Senior Notes, NAFT offered to extend a debtor in possession financing facility (the "New DIP Credit Facility") to the Debtors on more favorable terms than the Initial DIP Credit Facility, consisting of cash advances and other extensions of credit in an aggregate principal amount of up to $5,300,000 upon entry of an interim order and up to $7,000,000 upon entry of a final order approving the facility. Among other things, the interest rate under the New DIP Credit Facility was reduced from 13% to 9%, the unused line fee was reduced by 50%, and the Debtors agreed to certain milestone covenants, as described more fully below. If approved, the New DIP Credit Facility would be used, inter alia, to repay the Initial DIP Credit Facility in full and to provide working capital through March 3, 2004.

      Under the New DIP Credit Facility, if approved, the Debtors agreed to (i) file by December 19, 2003 a proposed plan of reorganization and disclosure statement in form and substance satisfactory to NAFT, which plan shall have been accepted by the holders of a majority in aggregate principal amount of the outstanding Senior Notes, (ii) obtain an order approving the disclosure statement relating to such a plan by no later than January 22, 2004 and (iii) obtain an order by the Bankruptcy Court confirming a plan or plans of reorganization in the Chapter 11 Cases by no later than March 3, 2004, the substantial consummation (as defined in 11 U.S.C. Section 1101(2)) of which shall occur on or prior to such date and which plan (x) provides for termination of the Commitment and payment in full in cash of all obligations of the Debtors thereunder on or before the effective date of such plan or plans upon entry thereof, (y) provides for the continuation of the liens and security interests granted to NAFT and priorities until such plan effective date and (z) is otherwise acceptable to NAFT.

      In connection with the proposed New DIP Credit Facility, the Debtors and Senior Note Indenture Trustee for the Senior Notes also entered into a proposed amended stipulation granting adequate protection and authorizing the use of cash collateral (the "Amended Adequate Protection Stipulation").

      On December 5, 2003, the Debtors filed a motion to approve the New DIP Credit Facility and the Amended Adequate Protection Stipulation, requesting both interim and final orders, and the hearing for interim approval of the New DIP Credit Facility was scheduled for December 10, 2003. By that hearing date, NAFT and its affiliates had acquired the Initial DIP Credit Facility, and had replaced Madeleine LLC as the agent thereunder. Thus, NAFT became the lender under the Initial DIP Credit Facility. This development eliminated the risk that a default under the Initial DIP Credit Facility would be declared. Accordingly, the Debtors withdrew their request for interim relief. The Debtors' request for a final order approving the proposed New DIP Credit Facility and the proposed Amended Cash Collateral Stipulation is scheduled for February __, 2004.

G.    MOTION TO PAY EMPLOYEE WAGES

      To maintain the continued support, cooperation and morale of Debtors' employees, the Debtors moved for and were granted authorization from the Bankruptcy Court to pay employees their prepetition wages, salaries and certain other compensation and benefits.

H.    MOTION TO PAY CRITICAL VENDORS

      On the Commencement Date, the Debtors sought and obtained Bankruptcy Court approval to provisionally pay, in the ordinary course of business, prepetition claims of essential trade creditors (the "Critical Service Providers") up to an aggregate amount of $250,000. The Critical Service Providers include, but are not limited to, (i) artists and cartoonists, (ii) writers and editors, (iii) photographers and models, (iv) printers and shippers, (v) information technology services, which providers maintain essential computer and other equipment for the businesses, (vi) payroll processing related services, (vi) utilities and
(vii) state agencies, the payment of various franchise and corporation taxes, payment of which is a precondition to the good standing of the Debtors or the restoration thereof.

I.    CURTIS CIRCULATION STIPULATIONS

      The Debtors and Curtis Circulation are parties to a certain Distribution Agreement, dated September 19, 1977, whereby Curtis Circulation distributes the Debtors' publications and advances funds to the Debtors on such publications.

      Since the Commencement Date, the Debtors, the Creditors' Committee, the Initial DIP Lenders and the Senior Note Indenture Trustee entered into several stipulations (the "Curtis Stipulations") with Curtis Circulation, which have been so ordered by the Court, pursuant to which Curtis Circulation continues to distribute the Debtors' publications and provide advances pending assumption or rejection of the Distribution Agreement.

      In general, pursuant to the Curtis Stipulations, Curtis Circulation has continued to distribute the Debtors' publications as well as provide advances directly to the Debtors, portions of which have been assigned, in accordance with the Stipulations, to Quebecor World and/or Clifford Paper Co.

      The Curtis Stipulation so ordered by the Bankruptcy Court on October 3, 2003 (the

"October 3 Stipulation") further provides that the Creditors' Committee and the Debtors waive and release any and all claims which each or all of them may have against Curtis Circulation for all monies which Curtis Circulation has collected or will collect from the proceeds of sale of pre-petition and post-petition issues of the Debtors' publications. However, in the October 3 Stipulation, the Creditors' Committee and the Debtors reserved their right prior to February 29, 2005 to audit the correctness of: (i) the sales revenue collected by Curtis Circulation for the one year period prior to the Commencement Date and on all post-petition issues and (ii) any expenses and RDA Curtis Circulation claimed to have been paid and are to be paid. To the extent that such audits reveal that Curtis Circulations' reports of sales revenue collected and the reports of expenses and RDA were not correct, then the Debtors' shall have a claim therefor. Notwithstanding the foregoing, the Creditors' Committee and the Debtors had until December 2, 2003 to review and file an objection and/or assert any claims with respect to that portion of Curtis Circulation's proof of claim filed against the Debtors based upon a $3 million loan made by Curtis Circulation to Omni Publications International, Ltd., a non-debtor subsidiary, plus all accrued interest thereon ("Curtis $3M Claim") and/or payments made to Curtis Circulation with respect to such Curtis $3M Claim. On December 2, 2003, the Creditors' Committee commenced an adversary proceeding on behalf of the Debtors' estates asserting that the Curtis $3M Claim is an avoidable obligation and seeking its disallowance and the recovery of certain sums paid to Curtis Circulation prepetition in respect of the Curtis $3M Claim. Because such complaint was filed, Curtis had the option, on ten days written notice to the Debtors, the Creditors' Committee and the Initial DIP Lenders, to terminate further Advances under the Stipulation (the "Curtis Termination Event"). The ten day period expired on December 12, 2003. A Curtis Termination Event did not occur. On or about January 15, 2004, Curtis filed an answer in the adversary proceeding.

J.    ASSUMPTION OF CERTAIN LEASES AND EXECUTORY CONTRACTS

      As debtors in possession, the Debtors have the right, subject to Bankruptcy Court approval, to assume or reject any executory contract or unexpired lease, including, but not limited to, any employment or severance contract or agreement, as contemplated by Section 365 of the Code, in effect on the Commencement Date between the Debtors and any other person (an "Executory Contract"). In this context, assumption means that the Debtors agree to perform their obligations and cure existing defaults under an Executory Contract. Rejection of an Executory Contract relieves the Debtors from their obligation to perform further under such Executory Contract. Damages resulting to the other party from the rejection of an Executory Contract are treated as a General Unsecured Claim (as defined in the Plan) arising prior to the Filing Date and are included in the appropriate Class to the extent such Claim is allowed by the Court. Claims arising out of the rejection of an executory contract or unexpired lease must be filed with the Bankruptcy Court no later than 30 days after notice of entry of an order approving the rejection of such contract or lease.

      On September 26, 2003, Vornado Realty Trust ("Vornado"), the landlord under the lease agreement (the "Corporate Headquarters Lease") for the Debtors' corporate headquarters located at Eleven Penn Plaza, New York, New York, filed a motion to compel the Debtors to assume or reject the Corporate Headquarters Lease by a date certain and for relief from the automatic stay in order to apply the security deposit towards payment of its pre-petition claim arising under the Corporate Headquarters Lease (the "Pre-Petition Claim"). The Debtors and Vornado entered into a stipulation, so ordered by the Bankruptcy Court on October 22, 2003, which provided that (i) Vornado shall apply the security deposit towards payment of its Pre-Petition Claim and (ii) the Debtors shall have until January 31, 2004 to assume or reject the Corporate Headquarters Lease. On January 14, 2004, the Debtors filed a motion to extend further the time to assume or reject the Corporate Headquarters Lease through and including March 1, 2004, to which relief Vornado has consented.

      On or about December 29, 2003, East 67th Street LLC filed a motion requesting relief from the automatic stay to continue eviction proceedings in connection with the Townhouse. Pursuant to a stipulation among the Debtors and East 67th Street LLC so ordered by the Bankruptcy Court on January 15, 2004, the Debtors shall, among other things, cease conducting business activities at the Townhouse and remove all materials and equipment in connection with such operations by February 7, 2004.

      On September 9, 2003, Citicorp Vendor Finance, Inc. A/S/I Copelco Capital, Inc. ("Citicorp") filed a motion (the "Citicorp Motion") to compel the Debtors to assume or reject certain equipment lease agreements (the "Equipment Lease Agreements") by a date certain. On November 21, 2003, the Debtors filed a motion requesting authority to reject the Equipment Lease Agreements, which relief was granted on December 10, 2003.

K.    OTHER MATTERS

      Other parties, including without limitation Beate Uhse A.G., have expressed interest from time to time in purchasing the assets of the Debtors. No agreements have been entered into. If prior to confirmation an asset agreement is proffered the Debtors and the Creditors Committee will consider it. If the Debtors determine to accept such an agreement, then the Debtors may elect to withdraw the Plan.

                  V.    THE PLAN OF REORGANIZATION

         The Plan is annexed hereto as Exhibit A and forms a part of this Disclosure Statement. The summary of the Plan set forth below is qualified in its entirety by reference to the more detailed provisions set forth in the Plan.

A.    CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

      1.    ADMINISTRATIVE EXPENSE AND PRIORITY TAX CLAIMS

            a.    ADMINISTRATIVE EXPENSE CLAIMS

      Administrative Expense Claims are Claims constituting a cost or expense of administration of the Chapter 11 Cases allowed under Section 503(b) of the Bankruptcy Code. Such Claims include the Debtors' obligations under the Initial DIP Credit Facility and proposed New DIP Credit Facility, any actual and necessary costs and expenses of operating the business of the Debtors in Possession, any indebtedness or obligations incurred or assumed by the Debtors in Possession in connection with the conduct of their businesses or the acquisition or lease of property or the rendition of services, any allowance of compensation and reimbursement of expenses to the extent allowed by a Final Order under Section 330 of the Bankruptcy Code and the actual, necessary expenses of members of the Creditors' Committee.

      Pursuant to the Plan, except to the extent that the holder of an Allowed Administrative Expense Claim agrees to a different treatment, the Reorganized Debtors will provide to each holder of an Allowed Administrative Expense Claim
(x) Cash in an amount equal to such Allowed Administrative Expense Claim on the latest of (i) the Effective Date, (ii) the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim and (iii) the date such Allowed Administrative Expense Claim is due in accordance with the terms and conditions of the particular transaction(s) or governing documents or (y) such other treatment as the Debtors and such holders shall have agreed upon in writing, provided, however, that Allowed Administrative Expense Claims (other than Claims under Section 330 of the Bankruptcy Code) representing obligations incurred in the ordinary course of business of or assumed by the Debtors in Possession shall be paid in full and performed by the Reorganized Debtors in the ordinary course of business in accordance with the terms and conditions of the particular transactions and any agreements relating thereto. The Debtors estimate that Allowed Administrative Expense Claims (exclusive of compensation and reimbursement of expenses payable to professionals retained in the Chapter 11 Cases) to be paid on the Effective Date will be approximately $7,079,255, including $6,756,237 projected to be owed on the Initial DIP Facility or New DIP Credit Facility (whichever is in effect) on the Effective Date. In addition, the Debtors estimate that there will be additional administrative expenses and other costs relating to the Exit Financing Facility (as defined below).

      All payments to professionals for compensation and reimbursement of expenses and all payments to reimburse expenses of members of the Creditors' Committee will be made in accordance with the procedures established by the Bankruptcy Code, the Bankruptcy Rules and the Bankruptcy Court relating to the payment of interim and final compensation and expenses. The Debtors estimate that Allowed Administrative Expenses, including compensation and reimbursement of expenses of professionals retained in the Chapter 11 Cases (not including previously allowed payments) will be approximately $850,000. In addition, the order approving the retention by the Debtors of CRP Services, LLC, in accordance with its engagement, contemplates the payment of a fee of $350,000 upon the consummation of the Plan. The Bankruptcy Court will review and determine all requests for compensation and reimbursement of expenses.

      In addition to the foregoing, Section 503(b) of the Bankruptcy Code provides for payment of compensation to creditors, indenture trustees and other persons making a "substantial contribution" to a reorganization case, and to attorneys for, and other professional advisors to, such persons. It is anticipated that professionals for the majority holders of the Senior Notes will file an application under Section 503(b), in an amount to be determined, for making a substantial contribution to these Chapter 11 Cases. Requests for compensation must be approved by the Bankruptcy Court after a hearing on notice at which the Debtors and other parties in interest may participate and, if appropriate, object to the allowance of any compensation and reimbursement of expenses.

            b.    PRIORITY TAX CLAIMS

      Priority Tax Claims are those Claims for taxes entitled to priority in payment under Section 507(a)(7) of the Bankruptcy Code. The aggregate amount of Priority Tax Claims as reflected in the Debtors' Schedules is $324,807. The Debtors estimate that the amount of Allowed Priority Tax Claims is $152,456.

      Each holder of an Allowed Priority Tax Claim will receive, at the sole option of the Reorganized Debtors, (i) Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, (ii) equal annual Cash payments in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest in arrears at an annual rate equal to five percent (5%), over a period through the sixth anniversary of the date of assessment of such Allowed Priority Tax Claim, (iii) payment upon other terms determined by the Bankruptcy Court to provide the holder of such Allowed Priority Tax Claim deferred Cash payments having a value, as of the Effective Date, equal to such Allowed Priority Tax Claim, or (iv) such other treatment as the Debtors and such holders shall have agreed upon in writing subject to the consent of the Creditors' Committee.

      2.    CLASS 1 - OTHER PRIORITY CLAIMS

      The Other Priority Claims are Claims which are entitled to priority in accordance with Section 507(a) of the Bankruptcy Code (other than Administrative Expense Claims and Priority Tax Claims). Such Claims include (i) unsecured claims for accrued employee compensation earned within ninety days prior to commencement of the Chapter 11 Cases to the extent of $4,650 per employee, (ii) contributions to employee benefit plans arising from services rendered within 180 days prior to the commencement of the Chapter 11 Cases, but only for each such plan to the extent of (x) the number of employees covered by such plan multiplied by $4,650, less (y) the aggregate amount paid to such employees from the estates for wages, salaries and commissions and (iii) unsecured claims of individuals, to the extent of $2,100 per individual, arising from the deposit of money in connection with the purchase of property or services for personal, family or household use, that were not delivered or provided. The aggregate amount of Other Priority Claims in the Debtors' Schedules is $6,452,655, representing customer deposit claims for subscriptions to the Debtors' publications and internet websites. The Debtors estimate that the amount of Allowed Other Priority Claims, other than deposits in connection with subscriptions to the Debtors' publications and internet websites, is $0.

      Pursuant to the Plan, holders of Allowed Other Priority Claims, if any exist, will be paid in full, in Cash, on the later of the Effective Date and the date such Claim becomes an Allowed Claim. Customer deposit claims for subscriptions to the Debtors' publications and internet websites will be satisfied by means of the assumption of such subscription obligations and the future delivery of the publications and access to internet websites to such customers in satisfaction of such obligations. Class 1 is not impaired under the Plan. Holders of Claims in Class 1 are not entitled to vote to accept or reject the Plan.

      3.    CLASS 2 -- SECURED CLAIMS

      Class 2 consists of all Secured Claims, each of which will be within a separate subclass (with each subclass to be deemed a separate class for all purposes under applicable provisions of the Bankruptcy Code), as follows:

            a.    CLASS 2A - SENIOR NOTE CLAIMS

      Class 2A consists of all Senior Note Claims and includes, among other things, any claims arising from or related to the past or present ownership of the Senior Notes. Pursuant to the Plan, the Senior Note Claims are deemed to be Allowed Claims in the aggregate amount of the outstanding principal amount of the Senior Notes ($39,896,820.00), plus all accrued and unpaid interest thereon through the Effective Date, together with all accrued and unpaid fees and charges under the Senior Note Indenture. Class 2A is impaired. Holders of record of Allowed Class 2A Senior Note Claims are entitled to vote to accept or reject the Plan.

      The Plan provides that, on the Effective Date, in full satisfaction of its Senior Note Claim, each holder of an Allowed Class 2A Senior Note Claim which has voted to accept the Plan shall receive on the Effective Date its Pro Rata share of (i) 1,000,000 shares of New GMI Common Stock and (ii) New GMI Term Loan Notes in the principal amount of $27,000,000, multiplied by the aggregate percentage of Allowed Class 2A Senior Note Claims held by the holders of such Claims which have voted to accept the Plan. Each holder of an Allowed Class 2A Senior Note Claim which has voted to reject the Plan shall receive on the Effective Date, in full satisfaction of its Senior Note Claim, Cash in the amount of its Allowed Class 2A Senior Note Claim, plus all accrued and unpaid interest thereon. Thus, the aggregate amount of the New GMI Term Loan Notes which will be issued under the Plan will depend on the amount of Allowed Senior Note Claims which are voted to reject the Plan and receive Cash as set forth above. If none of the holders of Allowed Senior Note Claims vote to reject the Plan, the aggregate principal amount of the New GMI Term Loan Notes will be $30 million, of which $27 million will be issued to holders of Senior Notes.

      The Plan provides that, subject to the applicable provisions of the Bankruptcy Code and Bankruptcy Court authorization and approval to the extent necessary, the Senior Note Indenture Trustee shall be entitled to payment of its reasonable fees, costs and expenses, as provided under the Senior Note Indenture, notwithstanding any contrary provision in the Plan.

            b.    CLASS 2B - OTHER SECURED CLAIMS

      Class 2B consists of all Other Secured Claims. This Class of Secured Claims consists primarily of miscellaneous security deposits. This Class of Secured Claims also includes such Other Secured Claims, if any, as exist. The Debtors do not believe any Allowed Other Secured Claims exist.

      Pursuant to the Plan, each of the Secured Claims in Class 2B will be Reinstated or receive such other treatment as the Debtors and such holders shall have agreed upon in writing subject to the consent of the Creditors' Committee, and shall thereby be rendered unimpaired in accordance with Section 1124(2) of the Bankruptcy Code. The legal, equitable and contractual rights of the holders of the Class 2B Secured Claims are not altered by the Plan. The Class 2B Secured Claims are not impaired by the Plan. Accordingly, the holders of the Class 2B Secured Claims are conclusively presumed to have accepted the Plan as holders of Class 2B Secured Claims and are not entitled to vote to accept or reject the Plan.

      4.    CLASS 3 -- UNSECURED CLAIMS

      Class 3 consists of all Unsecured Claims, each of which will be within a separate subclass (with each subclass to be deemed a separate class for all purposes under applicable provisions of the Bankruptcy Code), as follows:

            a.    CLASS 3A - GENERAL UNSECURED CLAIMS

      Class 3A consists of General Unsecured Claims. This Class of Claims includes, but is not limited to, all Claims for goods and services and unpaid rent and damages arising from the rejection of executory contracts and unexpired leases. Based on a preliminary review of the claims register prepared by The Garden City Group, Inc., the maximum amount of Class 3A Claims is estimated at approximately $18 million, exclusive of Claims arising from the rejection of executory contracts and unexpired leases under section 365 of the Bankruptcy Code that may be filed. The Debtors, however, believe that the actual amount of Class 3A Claims, exclusive of Claims arising from the rejection of executory contracts and unexpired leases under section 365 of the Bankruptcy Code, will be in the approximate amount of $12 million.

      Class 3A is impaired under the Plan. Holders of Allowed Class 3A Claims are entitled to vote to accept or reject the Plan. Under the Plan, each holder of an Allowed General Unsecured Claim will receive its Pro Rata Share of (i) Cash in the amount of $2,000,000 and (ii) $3,000,000 principal amount of the New GMI Term Loan Notes.

            b.    CLASS 3B - INTERCOMPANY CLAIMS

      Class 3B consists of all Intercompany Claims. Class 3B is unimpaired by the Plan. Under the Plan, on the Effective Date, each Claim in Class 3B will be Reinstated, leaving unaltered the legal, equitable and contractual rights to which such Claim entitles the holder of such Claim. Accordingly, the holders of Allowed Class 3B Claims are conclusively presumed to have accepted the Plan as holders of Class 3B Claims and are not entitled to vote to accept or reject the Plan.

      5.    CLASS 4 -- CONVENIENCE CLASS CLAIMS

      Class 4 is impaired by the Plan. Holders of Allowed Class 4 Convenience Claims are entitled to vote to accept or reject the Plan.

      Except to the extent that a holder of an Allowed Convenience Claim has agreed to receive other, lesser treatment, on the later of the Effective Date and the date such Claim becomes an Allowed Claim, each such holder shall receive Cash in the amount equal to the lesser of (i) $1,000 or (ii) 20% of its Allowed Convenience Claim in full satisfaction and release of such Claim. Each holder of an Allowed Class 3A General Unsecured Claim exceeding $5,000 in the aggregate that voluntarily elects to reduce its Claim to $5,000 (the "Convenience Class Election") shall receive $1,000. If the holder of an Allowed Class 3A General Unsecured Claim is entitled to make the Convenience Class Election but fails to do so, or improperly completes the ballot provided, such holder will be entitled to receive the treatment afforded a Claim in

Class 3A.

      6.    CLASS 5 -- GMI PREFERRED STOCK

      Class 5 consists of all Interests directly or indirectly arising from or under, or relating in any way to, GMI Preferred Stock. GMI has one outstanding class of Preferred Stock, par value $0.001 per share. As of the Commencement Date, there were 14,030 shares of GMI Preferred Stock outstanding. All shares of GMI Preferred Stock and all issuable shares of GMI Preferred Stock are included in Class 5 under the Plan.

      Class 5 is impaired under the Plan. Under the Plan, no distributions shall be made to holders of record of GMI Preferred Stock on account of such Interests. Accordingly, the holders of Class 5 Interests are conclusively presumed to have rejected the Plan as holders of Allowed Class 5 Interests and are not entitled to vote to accept or reject the Plan.

      7.    CLASS 6 -- INTERESTS IN SUBSIDIARY DEBTORS

      Class 6 consists of the holders of all Interests directly or indirectly arising from or under, or relating in any way to, the Interests in the Subsidiary Debtors. Class 6 is impaired by the Plan. Holders of Allowed Class 6 Interests in Subsidiary Debtors are entitled to vote to accept or reject the Plan.

      Under the Plan, on the Effective Date, all Interests in each Subsidiary Debtor shall be canceled and 100 shares of newly issued common stock in each Subsidiary Debtor shall be issued to the relevant parent company, GMCI or GMI, as the case may be.

      8.    CLASS 7 -- GMI COMMON STOCK

      Class 7 consists of all Interests directly or indirectly arising from or under, or relating in any way to, GMI Common Stock. As of the Commencement Date, there were 477,401 shares of GMI Common Stock outstanding. All shares of GMI Common Stock and all issuable shares of GMI Common Stock are included in Class 7 under the Plan.

      Class 7 is impaired under the Plan. Under the Plan, no distributions shall be made to holders of record of GMI Common Stock on account of such Interests. Accordingly, the holders of Class 7 Interests are conclusively presumed to have rejected the Plan as holders of Allowed Class 7 Interests and are not entitled to vote to accept or reject the Plan.

      9.    CLASS 8-- GMI WARRANTS

      Class 8 consists of all Interests directly or indirectly arising from or under, or relating in any way to, GMI Warrants to purchase GMI Common Stock.
As of the Commencement Date, there were no outstanding GMI Warrants to purchase shares of GMI Common Stock.

      Class 8 is impaired by the Plan. Under the Plan, no distribution will be made to holders of GMI Warrants in Class 8 on account of such Interests, and such GMI Warrants will be canceled on the Effective Date. Accordingly, the holders of Allowed Class 8 Interests are conclusively presumed to have rejected the Plan as holders of Class 8 Interests and are not entitled to vote to accept or reject the Plan.

B.    SUMMARY OF OTHER PROVISIONS OF THE PLAN

      The following paragraphs summarize certain other significant provisions of the Plan. The Plan should be referred to for the complete text of these and other provisions of the Plan.

      1.    GENERAL DESCRIPTION OF NEW GMI COMMON STOCK

      Pursuant to the Plan, Reorganized GMI will authorize 10,000,000 shares of New GMI Common Stock, par value $0.01 per share, and issue 1,000,000 such shares.

      Under the Amended Certificate of Incorporation of Reorganized GMI and Amended By-laws of Reorganized GMI, copies of which are annexed to the Plan as Exhibits A and B, respectively, holders of the New GMI Common Stock will be entitled to receive such dividends as may be declared from time to time by the Board of Directors of Reorganized GMI out of assets available therefor, after payment of dividends required to be paid on outstanding preferred stock, if any. See Section IX, "Certain Risk Factors To Be Considered." In the event of the liquidation, dissolution or winding up of Reorganized GMI, the holders of New GMI Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of the holders of preferred stock then outstanding, if any. The New GMI Common Stock will have no preemptive or conversion rights and will not be subject to further calls or assessments by Reorganized GMI. The New GMI Common Stock will, upon issuance, pursuant to the Plan, be duly authorized, validly issued, fully paid and nonassessable.

      2.    REPAYMENT OF THE DIP CREDIT FACILITY/EXIT FINANCING

      In order to consummate the Plan, Reorganized GMI and its debtor and non-debtor subsidiaries will enter into one or more credit facilities (collectively, the "Exit Financing Facility") to repay the outstanding revolving credit balance under the DIP Credit Facility, pay Cash due under the Plan and fund working capital requirements in an amount which, as reasonably determined by the Debtors, will provide the Reorganized Debtors with adequate working capital. In addition, the Exit Financing Facility may be used for trade letters of credit and standby letters of credit. The Company is currently negotiating an Exit Financing Facility which is anticipated to be secured by substantially all of Reorganized GMI's assets, and to contain customary affirmative and negative covenants, financial covenants and events of default. The Company expects that the terms and conditions of the Exit Financing Facility should be no less favorable to Reorganized GMI than the following:

      REVOLVING LOAN FACILITY:

      Maximum Principal Amount:         $15 million

      Estimated Interest Rate:          9%

      Maturity:                         3 Years

      Collateral:                       First priority liens on all of
                                        Reorganized GMI's assets.

      Guaranty:                         All reorganized Subsidiary Debtors shall
                                        a execute
                                        a guaranty secured by first priority
                                        liens on their respective assets.

      Representations and Warranties:   Usual representations and warranties,
                                        including, but not limited to, corporate existence and good standing, authority to enter into loan documentation, governmental and court approvals, non-violation of other agreements, financial statements, litigation, compliance with environmental, pension and other laws, taxes, insurance, absence of material adverse change, and priority of the lender's liens.

      Events of Default:                Usual events of default, including, but
                                        not limited to, payment, cross-default,
                                        violation of covenants, breach of
                                        representations or warranties,
                                        bankruptcy or insolvency, judgment,
                                        ERISA, environmental and change of
                                        control.

      Other Covenants:                  Usual covenants, including, but not
                                        limited to, provision of financial
                                        statements, notices of litigation,
                                        defaults and unmatured defaults and
                                        other information, compliance with
                                        pension, environmental and other laws,
                                        inspection of properties, books and
                                        records, maintenance of insurance,
                                        limitations with respect to liens and
                                        encumbrances, dividends and retirement
                                        of capital stock, guarantees, sale and
                                        lease back transactions, consolidations
                                        and mergers, investments, capital
                                        expenditures, loans and advances,
                                        indebtedness, operating leases,
                                        transactions with affiliates, prepayment of other indebtedness and amendments to material agreements.

      Other Provisions:                 Additional provisions consistent with
                                        existing DIP Credit Facility.

      The foregoing is based upon discussions to date. Final rates, fees and other terms will be determined through negotiations with the proposed lenders and are expected to be customary.

      3.    NEW GMI TERM LOAN NOTES

      In addition to the Exit Financing Facility, Reorganized GMI will issue New GMI Term Loan Notes, to be distributed under the Plan to holders of Class 2A Senior Note Claims and Class 3A General Unsecured Claims. The Company expects that the terms and conditions of the New GMI Term Loan Notes should be no less favorable to Reorganized GMI than the following:

      TERM LOAN:

      Principal:                        $30,000,000, subject to downward
                                        adjustment depending upon the amount of
                                        Allowed Senior Note Claims which are
                                        voted to accept or reject the Plan as
                                        set forth above. If none of the holders
                                        of

                                        Allowed Senior Note Claims vote to
                                        reject the Plan, the aggregate principal amount of the New GMI Term Loan Notes will be $30 million.

      Interest Rate:                    13%, payable in kind for first 3 years
                                        and in Cash thereafter until maturity.

      Principal Amortization:           None.

      Maturity:                         7 Years.

      Prepayment Penalty:               None.

      Collateral:                       First priority liens on all Reorganized
                                        GMI's assets, subordinate to lien
                                        granted to secure Exit Financing
                                        Facility.

      Representations and Warranties:   Usual representations and warranties,
                                        including, but not limited to, corporate existence and good standing, authority to enter into loan documentation, governmental and court approvals, non-violation of other agreements, financial statements, litigation, compliance with environmental, pension and other laws, taxes, insurance, absence of material adverse change, and priority of the lender's liens.

      Events of Default:                Usual events of default, including, but
                                        not limited to, payment, cross-default,
                                        violation of covenants, breach of
                                        representations or warranties,
                                        bankruptcy or insolvency, judgment,
                                        ERISA, environmental and change of
                                        control.

      Other Covenants:                  Usual covenants, including, but not
                                        limited to, provision of financial
                                        statements, notices of litigation,
                                        defaults and unmatured defaults and
                                        other information, compliance with
                                        pension, environmental and other laws,
                                        inspection of properties, books and
                                        records, maintenance of insurance,
                                        limitations with respect to liens and
                                        encumbrances, dividends and retirement
                                        of capital stock, guarantees, sale and
                                        lease back transactions, consolidations
                                        and mergers, investments, capital
                                        expenditures, loans and advances,
                                        indebtedness, operating leases,
                                        transactions with affiliates, prepayment of other indebtedness and amendments to material agreements.

      New GMI Term Loan Notes
      Indenture Trustee:                To be determined on or before the
                                        Effective Date.

      4.    CONDITIONS PRECEDENT TO THE PLAN

      The Plan will not become effective unless and until: (a) the Bankruptcy Court shall have entered a Confirmation Order in form and substance satisfactory to the Debtors, the DIP Lenders, and the holders of a majority of Class 2A Senior Note Claims providing, among other things: (i) that all securities to be issued to holders of Claims and Interests pursuant to the Plan, i.e., the

New GMI Term Loan Notes, the New GMI Stock and the new shares of stock in the Subsidiary Debtors, are exempt from registration pursuant to Section 1145 of the Bankruptcy Code; (ii) for the approval of (A) the Amended By-laws of Reorganized GMI, (B) the Amended Certificate of Incorporation of Reorganized GMI and (C) the Exit Financing Facility, and such Order shall have become a Final Order unless such requirement is waived by the Debtors, the DIP Lenders and the holders of a majority of Class 2A Senior Note Claims and (b) the Reorganized Debtors shall have closed on the Exit Financing Facility such that the Reorganized Debtors shall have credit availability thereunder to repay the DIP Credit Facility in full, pay the Cash due under the Plan and provide working capital sufficient to meet their requirements as reasonably determined by the Reorganized Debtors. In the event that any of the conditions precedent specified in the Plan has not been satisfied or waived on or before 60 days after the Confirmation Date, the Debtors may, upon notification submitted by them to the Creditors' Committee, the DIP Lenders, the holders of a majority of Class 2A Senior Note Claims and the Bankruptcy Court, terminate the Plan, in which event (i) the Confirmation Order will be vacated, (ii) no distributions will be made under the Plan, (iii) the Debtors and all holders of Claims and Interests will be returned to the status quo ante and (iv) all of the Debtors' obligations with respect to the Claims and Interests will remain unchanged. The conditions to effectiveness of the Plan may be waived only upon express written consent by the Debtors, the DIP Lenders and the holders of a majority of Class 2A Senior Note Claims.

      5.    TIME AND METHOD OF DISTRIBUTIONS UNDER THE PLAN

      All distributions under the Plan shall be made by the Reorganized Debtors, except distributions to (i) the holders of Allowed General Unsecured Claims, which shall be made by the General Unsecured Creditors' Payment Agent, who shall in turn administer the distributions to the holders of Class 3A Claims in accordance with the General Unsecured Creditors' Payment Agent Agreement (Exhibit D to the Plan) and (ii) the holders of Allowed Senior Note Claims governed by the Senior Note Indenture, which shall be made to the Senior Note Indenture Trustee, who shall administer the distributions in accordance with the provisions of the Senior Note Indenture. With respect to all Claims, the Debtors and the General Unsecured Creditors' Payment Agent shall be entitled to rely on the most current claims register provided by The Garden City Group, Inc. prior to twenty (20) days before the Confirmation Date.

      The Plan further provides that each holder of a promissory note or other instrument evidencing an obligation under the DIP Credit Facility shall surrender such promissory note or instrument to Reorganized GMI and that holders of Class 2A Senior Note Claims shall deliver to the Senior Note Indenture Trustee standard and customary evidence of their Senior Notes. The Plan also provides that no distribution of property will be made to or on behalf of any holders of Senior Note Claims unless and until they have complied with the foregoing requirements, and that Reorganized GMI may require any entity delivering an affidavit of loss and indemnity to furnish a surety bond in form and substance (including, without limitation, with respect to amount) reasonably satisfactory to Reorganized GMI from a surety company satisfactory to Reorganized GMI. Any holder that fails within one (1) year after the date of entry of the Confirmation Order (i) to surrender or cause to be surrendered such promissory note, share certificate or instrument, (ii) to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to Reorganized GMI or
(iii) if requested, to furnish a bond reasonably satisfactory to the Reorganized GMI upon request, shall be deemed to have forfeited all rights, Claims, and interests and shall not participate in any distribution hereunder.

      Any payment of Cash made by Reorganized GMI or the General Unsecured Creditors' Payment Agent pursuant to the Plan will be made by check drawn on a domestic bank, and shall be deemed made when the check is transmitted. Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be due on the next succeeding Business Day.

      6.    EXECUTORY CONTRACTS AND UNEXPIRED LEASES

      The Bankruptcy Code gives the Debtors the power, subject to the approval of the Bankruptcy Court, to assume or reject executory contracts and unexpired leases. If an executory contract or other unexpired lease is rejected, the other party to the agreement may file a claim for damages incurred by reason of the rejection. In the case of rejection of leases of real property, such damage claims are subject to certain limitations imposed by the Bankruptcy Code. Pursuant to the Plan, all unexpired real property leases which exist between any of the Debtors and any person are deemed rejected as of the Effective Date.

      The Plan provides that all executory contracts and leases existing between any of the Debtors and any party will be rejected as of the Effective Date unless the executory contract or lease (i) has been assumed pursuant to a Bankruptcy Court order entered on or prior to the Confirmation Date, (ii) is set forth on Schedule 7.1 to the Plan, or (iii) is the subject of a motion for the assumption of such contract filed and served on or prior to the Confirmation Date. The executory contracts set forth in Schedule 7.1 of the Plan will be assumed as of the Effective Date. The Debtors will pay all amounts that have come due and owing on or before the Effective Date with respect to obligations under assumed executory contracts and leases immediately upon resolution of amounts thereby owing, and execution of appropriate documents evidencing withdrawal of claims therefor, or upon further order of the Bankruptcy Court.

      The Plan also provides that all employment and severance practices and policies, and all employee compensation and benefit plans, policies and programs of the Debtors for their employees, officers or directors, including, without limitation, all savings plans, retirement plans, health care plans, severance benefit plans, incentive plans, worker's compensation programs and life, disability and other insurance plans will be deemed to be, and will be treated as, executory contracts under the Plan and will be rejected pursuant to Section 365(a) of the Bankruptcy Code, except for those set forth in Schedule 7.1 of the Plan and filed on or prior to five (5) Business Days before the date set for filing objections to confirmation of the Plan, which shall be deemed assumed as of the Effective Date.

      The Debtors' obligations under such agreements, plans, policies and programs will be rejected pursuant to Section 365(a) of the Bankruptcy Code. It is the Debtors' intention to have in place on the Effective Date customary employment benefit programs, which may include a continuation, in substance, of programs already in effect.

      7.    RETIREE BENEFITS

      The Plan provides that, pursuant to Section 1114(a) of the Bankruptcy Code, the Debtors will provide, for the duration of the period for which they have obligated themselves to provide such benefits, payments due to any person for the purpose of providing or reimbursing payments for retired employees and their spouses and dependents for medical, surgical or hospital care or under any plan, fund, or program (through the purchase of insurance or otherwise) maintained or established in whole or in part by the Debtors prior to the Commencement Date, and that such benefits will be continued for the duration of the period the Debtors have obligated themselves to provide such benefits, subject to any and all modification and termination rights of the Debtors contained therein. The Debtors will pay all amounts that have come due and owing on or before the Effective Date with respect to assumed retiree benefits immediately upon resolution of amounts thereby owing, and execution of appropriate documents evidencing withdrawal of claims therefor, or upon further order of the Bankruptcy Court. The Debtors do not believe there are any benefits covered by
Section 1114(a) of the Bankruptcy Code.

      8.    PROVISIONS FOR TREATMENT OF DISPUTED CLAIMS

      Unless otherwise ordered by the Bankruptcy Court, the Debtors will have the exclusive right, except with respect to Claims of officers, directors and employees and applications for the allowance of compensation and reimbursement of expenses of professionals under Sections 330 and 503 of the Bankruptcy Code, to object to the allowance of Claims filed with the Bankruptcy Court with respect to which the liability is disputed in whole or in part. All objections will be litigated to Final Order; however, the Debtors may compromise and settle any objections to Claims, subject to the approval of the Bankruptcy Court. All objections to Claims will be served and filed no later than 90 days after the Effective Date, or within such other time period as may be fixed by the Bankruptcy Court, except as to Claims arising from the rejection of unexpired leases and other executory contracts and other Claims filed after the Confirmation Date.

      At such time as a disputed claim is resolved by Final Order and is Allowed, the holder thereof will receive, as soon as practicable thereafter, the distributions to which such holder is then entitled under the Plan.

      9.    REORGANIZED GMI CERTIFICATE OF INCORPORATION AND BY-LAWS

      On the Effective Date, an Amended Certificate of Incorporation of Reorganized GMI and Amended By-laws of Reorganized GMI will be adopted substantially in the forms attached as Exhibits A and B to the Plan (the "Amended Certificate" and "Amended By-laws," respectively).

      The Amended Certificate will, among other things, cause Reorganized GMI to be renamed "Penthouse Media Group Inc.," and authorize up to 10,000,000 shares of New GMI Common Stock, par value $.01 per share. For a more detailed description of New GMI Common Stock, see Section V.B.1, "The Plan of Reorganization, Summary of Other Provisions of the Plan, Reorganized GMI Common Stock."

      The Amended Certificate will also provide that the Board of Directors of the Reorganized Debtors will be empowered, without the necessity of further action or authorization of the stockholders (unless required in a specific case by applicable law, rules or regulations), to cause Reorganized GMI to issue the Preferred Stock from time to time in one or more series, and to fix by resolution the designations, preferences and relative, participating, optional or other special rights of each such series, if any, or the qualifications, limitations or restrictions of each such series, if any. Each series of Preferred Stock may rank senior to or pari passu with New GMI Common Stock with respect to dividends and liquidation rights. It will be in the best interests of the Reorganized Debtors to authorize the Preferred Stock in order to provide the Reorganized Debtors with flexibility to respond to future developments and opportunities without the delay and expense of a special stockholders' meeting. The Preferred Stock provides such flexibility by providing an additional means of raising equity capital and undertaking acquisitions, and for other general corporate purposes.

      The Board of Directors of the Reorganized Debtors will be authorized to determine, among other things, with respect to each series of Preferred Stock that may be issued: (i) the distinctive designation of such series, (ii) subject to the requirements of Section 1123(a)(6) of the Bankruptcy Code described above, whether or not such shares have voting rights and the extent of such voting rights, (iii) whether or not holders will have the right to elect directors and, if so, the term of office, requirements for the filling of vacancies and other terms of the directorship of such directors, (iv) dividend rights, if any, including dividend rates, preferences with respect to other series or classes of stock, times of payment and the date from which dividends will be cumulative, (v) the redemption price, the terms of redemption and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof, (vi) the liquidation preferences and the amounts payable on dissolution or liquidation, and (vii) the terms and conditions, if any, under which the shares of a series of Preferred Stock may be converted into any other series or class of stock or debt of Reorganized GMI.

      At the Effective Date, there will be no shares of Preferred Stock outstanding, and there are no current agreements or understandings for the designation of any series of Preferred Stock or the issuance of shares thereunder.

      The Amended Certificate will provide that there will be a Board of Directors, initially consisting of two directors, Marc H. Bell and Daniel C. Staton.

      Generally, matters to be acted upon by the stockholders of Reorganized GMI, including without limitation amending certain provisions of the Amended By-laws or Amended Certificate, will require the affirmative vote of a majority of the voting power of the corporation. The election of directors will require a plurality of votes.

      The first annual meeting of the stockholders of Reorganized GMI will be held on a date in 2004 selected by the Board of Directors of Reorganized GMI. The Amended By-laws will provide, among other things, that (i) subsequent meetings of the stockholders of Reorganized GMI shall be held on such date as shall be designated from time to time by the Board of Directors and (ii) special meetings of the stockholders may be convened by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President, or a committee of the Board of Directors which has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors or in the Amended By-laws, include the power to call such meetings. If and to the extent that any special meeting of stockholders may be called by any other person or persons specified in any provisions of the Amended Certificate or any amendment thereto, then such special meeting may also be called by such other person or persons in the manner, at the times and for the purposes so specified.

      The Amended Certificate contains a provision eliminating, to the fullest extent permitted by the General Corporation Law of Delaware (the "GCL"), directors' personal liability to Reorganized GMI and to its stockholders for monetary damages for breaches of fiduciary duty. By virtue of this provision, under the GCL a director will not be personally liable for monetary damages for a breach of his or her fiduciary duty, except for liability arising out of (a) a breach of duty of loyalty to Reorganized GMI or to its stockholders, (b) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) dividends or stock repurchases or redemptions that are unlawful under Delaware law and (d) any transaction from which such director receives an improper personal benefit. This provision pertains only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers.

      The Amended Certificate further provides that Reorganized GMI shall, to the fullest extent permitted by the GCL, indemnify each director, officer, employee or agent against, and hold each director, officer, employee or agent harmless from, all expenses, liabilities, and losses (including attorneys' fees) reasonably incurred in connection with a proceeding brought against such director, officer, employee or agent by reason of the fact that he or she was a director, officer, employee or agent of Reorganized GMI or was serving at the request of Reorganized GMI as a director, officer, employee or agent of another entity. The Amended Certificate requires Reorganized GMI to advance all reasonable costs incurred in defending any such proceeding to the fullest extent permitted by Delaware law.

      The brief statements and descriptions set forth above concerning the Amended Certificate and Amended By-laws do not purport to be complete, and are qualified in their entirety by reference to the forms of Amended Certificate and Amended By-laws, copies of which are attached as Exhibits A and B to the Plan, respectively, and to the GCL.

      10.   DISCHARGE OF THE DEBTORS

      The rights afforded in the Plan and the treatment of the Claims and Interests therein will be in exchange for and in complete satisfaction, discharge and release of all Claims and Interests of any nature whatsoever, including any interest accrued thereon from and after the Commencement Date, against the Debtors, or their estates, properties or interests in property. Except as otherwise provided in the Plan, upon the Effective Date, all such Claims against and Interests in the Debtors will be deemed satisfied, discharged and released in full. Pursuant to the Confirmation Order, except as otherwise provided in the Plan, all parties will be precluded from asserting against the Reorganized Debtors, their successors, or its assets or properties, any other or further Claims or Interests based upon any act or omission, transaction or other activity of any kind or nature that occurred prior to the Confirmation Date.

      11.   AMENDMENT OF THE PLAN

      The Plan provides that the Debtors may, with the consent of the DIP Lenders and holders of a majority of Class 2A Senior Note Claims, alter, amend, or modify the treatment of any Claim provided for under the Plan; provided, however, that the holder of such Claim agrees or consents to any such alteration, amendment or modification.

      12.   INDEMNIFICATION

      The Plan provides that the obligations of the Debtors to indemnify, reimburse or limit the liability of certain officers, directors and employees of the Debtors will remain unaffected by the Plan and will not be discharged. Specifically, the indemnification, reimbursement and limitation of liability obligations of the Debtors will continue as to any former directors, officers or employees that were directors, officers or employees on or after the Commencement Date (the "Covered Persons") against any obligations pursuant to their Articles of Incorporation, By-laws, similar organizational documents, applicable state law or specific agreement, or any combination of the foregoing, shall survive confirmation of the Plan, remain unaffected thereby, and not be discharged irrespective of whether indemnification, reimbursement or limitation is owed in connection with an event occurring before, on, or after the Commencement Date; provided, however, that except as set forth in Section 7.2 of the Plan, the rights and obligations of the Reorganized Debtors in respect of the foregoing shall be satisfied solely from coverage afforded under any applicable director, officer and corporation liability insurance policies of the Company in effect as of the Commencement Date (the "D&O Insurance"), up to the limits thereof. Nothing in Section 7.2 of the Plan shall be construed to limit the effect of any existing right that the Covered Persons may have directly from the D&O Insurance. Any indemnification obligations of the Companies to Covered Persons that are not satisfied pursuant to Section 7.2 of the Plan shall be discharged in accordance with Section 9.2 of the Plan and Sections 524 and 1141 of the Bankruptcy Code.

      13.   REVOCATION OF THE PLAN

      The Debtors may revoke or withdraw the Plan at any time prior to the Confirmation Date. If the Debtors revoke or withdraw the Plan prior to the Confirmation Date, then it will be deemed null and void.

      14.   PRESERVATION OF CAUSES OF ACTION

      Under Sections 544, 545, 547, 548, 549 and 553 of the Bankruptcy Code, a debtor in possession has certain powers to recover money or other assets for the debtor's estate, eliminate security interests in estate property or eliminate debt incurred by the estate. Under the Plan, any rights of action accruing to the Debtors and Debtors in Possession, including those arising under Sections 544, 545, 548, 549 and 553 of the Bankruptcy Code, shall remain assets of the estates of the Reorganized Debtors. The Plan further provides that to the extent necessary, the Reorganized Debtors shall be deemed representatives of the estates under Section 1123(b) of the Bankruptcy Code. Notwithstanding the foregoing, preference actions under Section 547 of the Bankruptcy Code are not being pursued under the Plan and shall be deemed to be released and waived by the Debtors on the Effective Date.

      15.   TERMINATION OF CREDITORS' COMMITTEE

      Except as otherwise provided in Section 12.4 of the Plan, on the date by which both (a) the Effective Date has occurred and (b) the Confirmation Order has become a Final Order, the

Creditors' Committee shall cease to exist, and its members and employees or agents (including, without limitation, attorneys, investment bankers, financial advisors, accountants and other professionals) will be released and discharged from any further authority, duties, responsibilities and obligations relating to, arising from, or in connection with their service on the Creditors' Committee. The Creditors' Committee will continue to exist after such date solely with respect to (i) applications filed pursuant to Section 330 and 331 of the Bankruptcy Code seeking payment of fees and expenses incurred by any professional, (ii) any post-confirmation modifications to, or motions seeking the enforcement of, the Plan or the Confirmation Order, and (iii) any matters pending as of the Effective Date in the Chapter 11 Cases, until such matters are finally resolved.

      16.   EXCULPATION AND RELEASES

      In accordance with the Plan, none of the Reorganized Debtors, the Creditors' Committee, the Senior Note Indenture Trustee, or any of their respective members, officers, directors, employees, advisors or agents will have or incur any liability to any holder of a Claim or Interest for any act or omission in connection with, or arising out of, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan except for willful misconduct or gross negligence, and, in all respects, the Reorganized Debtors, the Creditors' Committee, the Senior Note Indenture Trustee and each of their respective members, officers, directors, employees, advisors and agents will be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

      The Debtors do not believe that there are any potential claims against its present and former officers and directors. Accordingly, the Plan contemplates that upon the Effective Date, pursuant to Section 1123(b)(3)(A) of the Bankruptcy Code, any and all claims held by the Debtors against any present or former officers or directors shall be forever settled, waived, released and discharged, and will not be retained or enforced by the Reorganized Debtors. Further, to the extent allowable under applicable bankruptcy law, the Plan further provides that on the Effective Date any and all claims and causes of action, whether direct or derivative, against any present or former officer or director of the Debtors by any holder of an Allowed Claim or Allowed Interest under the Plan will similarly be forever settled, waived, released and discharged, and not retained or enforced by such holder. Further, upon the Effective Date, any and all claims arising under or relating to the Senior Note Indenture and the Senior Notes against two of GMCI's non-debtor subsidiaries, Penthouse Clubs International Establishment and Penthouse Financial Services, N.V., shall similarly be forever settled, waived, released and discharged and not retained or enforced by holders of such Senior Notes.

      Subject to Sections 524 and 1141 of the Bankruptcy Code, the releases in the Plan shall not preclude police, tax or regulatory agencies from fulfilling their statutory duties.

      Nothing contained in the Plan is intended or shall be construed (i) to release, exculpate, limit liability of or enjoin proceedings against any person or entity from fraud, gross negligence, willful misconduct, malpractice, criminal conduct, misuse of confidential information that causes damages, or ultra vires acts or (ii) limit the liability of the professionals retained by the Debtors, the Reorganized Debtors, the Creditors' Committee and the Indenture Trustee to their respective clients pursuant to DR 6-102 of the Code of Professional Responsibility.

      17.   PAYMENT OF STATUTORY FEES AND RELATED POST-CONFIRMATION REQUIREMENTS

      On the Effective Date, and thereafter as may be required, the Debtors and, after the Effective Date, the Reorganized Debtors, shall (i) pay all fees payable pursuant to section 1930 of Chapter 123 of Title 28 of the United States Code and (ii) file post-confirmation reports required under the Bankruptcy Code and Bankruptcy Rules, including without limitation disbursement reports.

      18.   PLAN SUPPLEMENT

      At least five (5) Business Days before the date set for filing objections to confirmation of the Plan, the Debtors will file with the Bankruptcy Court a Plan Supplement containing the exhibits to the Plan, the Exit Financing Facility documents and such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan. Copies of the Plan Supplement may be obtained by contacting (i) The Garden City Group, Inc. at (877) 824-2870 or (ii) njaramillo@pszyjw.com.

                  VI.   CONFIRMATION AND CONSUMMATION PROCEDURE

A.    SOLICITATION OF VOTES

      In accordance with Sections 1126 and 1129 of the Bankruptcy Code, the Claims and Interests in Classes 2A, 3A, 4 and 6 of the Plan are impaired and the holders of Claims and Interests in such Classes are entitled to vote to accept or reject the Plan. The holders of Allowed Claims and Interests in Classes 1, 2B and 3B are unimpaired. Accordingly, such holders are conclusively presumed to have accepted the Plan and the solicitation of acceptances with respect to such Classes is not required under Section 1126(f) of the Bankruptcy Code. Because no distribution will be made to the holders of Interests in Class 5, Class 7 and Class 8, such holders are impaired and conclusively presumed to have rejected the Plan.

      As to classes of Claims and Interests entitled to vote on a plan, the Bankruptcy Code defines acceptance of a plan by a class of creditors as acceptance by holders of at least two-thirds in dollar amount and more than one-half in number of the claims of that class that have timely voted to accept or reject a plan and acceptance of a plan by a class of interests as acceptance by holders of at least two-thirds in dollar amount of interests of that class that have timely voted to accept or reject a plan. A vote may be disregarded if the Bankruptcy Court determines, after notice and a hearing, that such acceptance or rejection was not solicited or procured in good faith or in accordance with the provisions of the Bankruptcy Code.

      Any creditor of an impaired Class whose Claim is an Allowed Claim is entitled to vote.

      Each holder of Class 2A Senior Notes Claims, Class 3A General Unsecured Claims, Class 4 Convenience Claims and holder of Class 6 Interests in Subsidiary Debtors as of the date of the order approving the Disclosure Statement is entitled to vote to accept or reject the Plan.

B.    THE CONFIRMATION HEARING

      The Bankruptcy Code requires the Bankruptcy Court, after notice, to hold a confirmation hearing. The Confirmation Hearing in respect of the Plan has been scheduled for February 26, 2004 at 10:00 a.m., Eastern Standard Time before the Honorable Stuart M. Bernstein, Chief United States Bankruptcy Judge at the United States Bankruptcy Court, One Bowling Green, 7th Floor, New York, New York 10004. The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing. Any objection to confirmation must be made in writing and specify in detail the name and address of the objector, all grounds for the objection and the amount of the Claim or number of Interests held by the objector. Any such objection must be filed with the Bankruptcy Court and served so that it is received by the Bankruptcy Court and the following parties on or before February 20, 2004 at 5:00 p.m., Eastern Standard Time:

      GENERAL MEDIA, INC.
      Eleven Penn Plaza, 12th Floor
      New York, New York 10001
      Attn:  Laurence B. Sutter Esq.

      PACHULSKI, STANG, ZIEHL, YOUNG, JONES & WEINTRAUB P.C.
      Counsel for the Debtors and Debtors in Possession
      780 Third Avenue, 36th Floor
      New York, New York 10017
      Attn:  Robert J. Feinstein, Esq.

      LOWENSTEIN SANDLER PC
      Counsel for the Creditors' Committee
      65 Livingston Avenue
      Roseland, New Jersey 07068
      Attn:  Kenneth A. Rosen, Esq.

      MILBERG WEISS BERSHAD HYNES & LERACH LLP
      Co-Counsel for the DIP Lenders
      One Pennsylvania Plaza
      New York, New York  10119
      Attn:  Arnold N. Bressler, Esq.

      BERKMAN, HENOCH, PETERSON & PEDDY, P.C.
      Co-Counsel for the DIP Lenders
      100 Garden City Plaza
      Garden City, New York  11530-3203
      Attn:  Ronald M. Terenzi, Esq.

      GOLENBOCK EISEMAN ASSOR BELL & PESKOE LLP
      Counsel for the Indenture Trustee
      437 Madison Avenue
      New York, New York 10022
      Attn: Jonathan L. Flaxer, Esq.

      OFFICE OF THE UNITED STATES TRUSTEE
      33 Whitehall Street
      New York, New York 10004
      Attn: Brian S. Masumoto, Esq.

      Objections to confirmation of the Plan are governed by Bankruptcy Rule
9014.

C.    CONFIRMATION

      At the Confirmation Hearing, the Bankruptcy Court will confirm the Plan only if all of the requirements of Section 1129 of the Bankruptcy Code are met. Among the requirements for confirmation of a plan are that the plan is (i) accepted by all impaired classes of claims and equity interests or, if rejected by an impaired class, that the plan "does not discriminate unfairly" and is "fair and equitable" as to such class, (ii) feasible, and (iii) in the "best interests" of creditors and stockholders which are impaired under the plan.

      1.    ACCEPTANCE

      Classes 2A, 3A, 4 and 6 of the Plan are impaired under the Plan and are entitled to vote to accept or reject the Plan. The Debtors reserve the right to seek nonconsensual confirmation of the Plan under Section 1129(b) of the Bankruptcy Code with respect to any Class of Claims or Interests that rejects or is deemed to reject the Plan.

      2.    UNFAIR DISCRIMINATION AND FAIR AND EQUITABLE TESTS

      To obtain nonconsensual confirmation of the Plan, it must be demonstrated to the Bankruptcy Court that the Plan "does not discriminate unfairly" and is "fair and equitable" with respect to each impaired, nonaccepting Class. The Bankruptcy Code provides a non-exclusive definition of the phrase "fair and equitable." The Bankruptcy Code establishes "cram down" tests for secured creditors, unsecured creditors and equity holders, as follows:

            A.    SECURED CREDITORS

      Either (i) each impaired secured creditor retains its liens securing its secured claim and receives on account of its secured claim deferred cash payments having a present value equal to the amount of its allowed secured claim, (ii) each impaired secured creditor realizes the "indubitable equivalent" of its allowed secured claim or (iii) the property securing the claim is sold free and clear of liens with such liens to attach to the proceeds of the sale and the treatment of such liens on proceeds is provided in clause (i) or (ii) of this subparagraph.

            B.    UNSECURED CREDITORS

      Either (i) each impaired unsecured creditor receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive or retain any property under the plan.

            C.    INTERESTS

      Either (i) each holder of an equity interest will receive or retain under the plan property of a value equal to the greatest of the fixed liquidation preference to which such holder is entitled, the fixed redemption price to which such holder is entitled or the value of the interest or (ii) the holder of an interest that is junior to the nonaccepting class will not receive or retain any property under the plan.

      The Debtors believe that the Plan and the treatment of all Classes of Claims and Interests under the Plan satisfy the foregoing requirements for nonconsensual confirmation of the Plan.

      3.    FEASIBILITY

      The Bankruptcy Code requires that confirmation of a plan is not likely to be followed by liquidation or the need for further financial reorganization. For purposes of determining whether the Plan meets this requirement, the Debtors have analyzed the Reorganized Debtors' ability to meet their obligations under the Plan. As part of this analysis, the Debtors have prepared consolidated projections of the Reorganized Debtors' financial performance for the seven (7) fiscal years in the period ending December 31, 2010 (the "Projection Period"). These projections, and the assumptions on which they are based, are included in Reorganized GMI's Projected Financial Information annexed hereto as Exhibit D. Based upon such projections, the Debtors believe that the Reorganized Debtors will be able to make all payments required pursuant to the Plan and, therefore, that confirmation of the Plan is not likely to be followed by liquidation or the need for further reorganization. The Debtors further believe that the Reorganized Debtors will be able to repay or refinance any and all of the then-outstanding secured indebtedness under the Plan at or prior to the maturity of such indebtedness.

      The Projected Financial Information appended to this Disclosure Statement as Exhibit D includes the following:

      - Pro Forma Consolidated Balance Sheet of Reorganized GMI as of February 29, 2004;

      - Projected Consolidated Balance Sheet of Reorganized GMI for each of the seven (7) fiscal years through the year ending December 31, 2010;

      - Projected Consolidated Income Statements of Reorganized GMI for each of the seven (7) fiscal years through the year ending December 31, 2010; and

      - Projected Consolidated Cash Flow Statements of Reorganized GMI for each of the seven (7) fiscal years through the year ending December 31, 2010.

      The pro forma financial information and the projections are based on the assumption that the

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
Plan will be confirmed by the Bankruptcy Court and, for projection purposes, that the Effective Date of the Plan and the initial distributions thereunder take place as of February 29, 2004. Although the projections and information are based upon a February 29, 2004, Effective Date, the Debtors believe that an actual Effective Date later in 2004 would not have any material effect on the projections.

      The Debtors have prepared these financial projections based upon certain assumptions which they believe to be reasonable under the circumstances. Those assumptions considered to be significant are described in the Projected Financial Information, annexed hereto as Exhibit D. The Projected Financial Information has not been examined or compiled by independent accountants. The Debtors make no representation as to the accuracy of the projections or the Reorganized Debtors' ability to achieve the projected results. Many of the assumptions on which the projections are based are subject to significant uncertainties. See Section IX.A., "Certain Risk Factors to be Considered, Projected Financial Information." Inevitably, some assumptions will not materialize and unanticipated events and circumstances may affect the actual financial results. Therefore, the actual results achieved throughout the Projection Period may vary from the projected results and the variations may be material. All holders of Claims and Interests that are entitled to vote to accept or reject the Plan are urged to examine carefully all of the assumptions on which the Projected Financial Information is based in evaluating the Plan.

      4.    BEST INTERESTS TEST

      With respect to each impaired Class of Claims and Interests, confirmation of the Plan requires that each holder of a Claim or Interest either (i) accept the Plan or (ii) receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the amount such holder would receive or retain if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code. To determine what holders of Claims and Interests of each impaired Class would receive if the Debtors were liquidated under Chapter 7, the Bankruptcy Court must determine the dollar amount that would be generated from the liquidation of the Debtors' assets and properties in the context of a Chapter 7 liquidation case. The cash amount which would be available for satisfaction of Unsecured Claims and Interests would consist of the proceeds resulting from the disposition of the unencumbered assets of the Debtors, augmented by the unencumbered cash held by the Debtors at the time of the commencement of the liquidation case. Such cash amount would be reduced by the amount of the costs and expenses of the liquidation and by such additional administrative and priority claims that may result from the termination of the Debtors' businesses and the use of Chapter 7 for the purposes of liquidation.

      The Debtors' costs of liquidation under chapter 7 would include the fees payable to a trustee in bankruptcy, as well as those which might be payable to attorneys and other professionals that such a trustee may engage. In addition, claims would arise by reason of the breach or rejection of obligations incurred and leases and executory contracts assumed or entered into by the Debtors in Possession during the pendency of the Chapter 11 Cases. The foregoing types of claims and other claims which may arise in a liquidation case or result from the pending Chapter 11 Cases, including any unpaid expenses incurred by the Debtors in Possession during the Chapter 11 Cases such as compensation for attorneys, financial advisors and accountants, would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to pay prepetition Unsecured Claims.

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
      To determine if the Plan is in the best interests of each impaired class, the present value of the distributions from the proceeds of the liquidation of the Debtors' unencumbered assets and properties, after subtracting the amounts attributable to the foregoing Claims, are then compared with the value of the property offered to such Classes of Claims and Interests under the Plan.

      After considering the effects that a Chapter 7 liquidation would have on the ultimate proceeds available for distribution to creditors in the Chapter 11 Cases, including (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in bankruptcy and professional advisors to such trustee, (ii) the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under Chapter 7 and the "forced sale" atmosphere that would prevail and (iii) the substantial increases in Claims which would be satisfied on a priority basis or on parity with creditors in the Chapter 11 Cases, the Debtors have determined that confirmation of the Plan will provide each holder of an Allowed Claim or Equity Interest with a recovery that is not less than such holder would receive pursuant to liquidation of the Debtors under Chapter 7.

      The Debtors also believe that the value of any distributions to each Class of Allowed Claims in a Chapter 7 case, including all Secured Claims, would be less than the value of distributions under the Plan because such distributions in a Chapter 7 case would not occur for a substantial period of time. It is likely that distribution of the proceeds of the liquidation could be delayed for two years after the completion of such liquidation in order to resolve claims and prepare for distributions. In the likely event litigation was necessary to resolve claims asserted in the Chapter 7 case, the delay could be prolonged.

      The GMI Liquidation Analysis is attached hereto as Exhibit E. The information set forth in Exhibit E provides a summary of the liquidation values of the Debtors' assets assuming a Chapter 7 liquidation in which a trustee appointed by the Bankruptcy Court would liquidate the assets of the Debtors' estates. Reference should be made to the Liquidation Analysis for a complete discussion and presentation of the Liquidation Analysis.

      Underlying the Liquidation Analysis is a number of estimates and assumptions that, although developed and considered reasonable by management, are inherently subject to significant economic and competitive uncertainties and contingencies beyond the control of the Debtors and management. The Liquidation Analysis is also based upon assumptions with regard to liquidation decisions that are subject to change. Accordingly, the values reflected may not be realized if the Debtors were, in fact, to undergo such a liquidation. The liquidation period is assumed to be a period of approximately six (6) months, allowing for the (i) discontinuation of operations, (ii) sale of assets and
(iii) collection of receivables.

D.    CONSUMMATION

      The Plan will be consummated following the Effective Date. The Effective Date of the Plan is the tenth (10th) Business Day after the date on which the conditions precedent to the effectiveness of the Plan, as set forth in Section
10.1 thereof, are satisfied or waived. For a more detailed discussion of the conditions precedent to the Plan and the impact of the failure to meet such conditions, see Section V.B.4, "The Plan of Reorganization, Summary of Other Provisions of the Plan, Conditions Precedent to the Plan."

      The Plan is to be implemented pursuant to the provisions of the Bankruptcy Code.

                  VII.  MANAGEMENT OF THE REORGANIZED DEBTORS

      As of the Effective Date, the management, control and operation of the Reorganized Debtors will become the general responsibility of their respective Boards of Directors.

A.    BOARD OF DIRECTORS AND MANAGEMENT

      1.    COMPOSITION OF THE BOARD OF DIRECTORS OF THE REORGANIZED DEBTORS

      As of the Effective Date, the Board of Directors of the Reorganized Debtors shall consist of two individuals, Marc H. Bell and Daniel C. Staton.

      2.    IDENTITY OF OFFICERS OF THE REORGANIZED DEBTORS

      The Debtors will identify the individuals who will serve as officers of the Reorganized Debtors immediately after the Effective Date in a Plan Supplement, which will be filed with the Bankruptcy Court five (5) Business Days before the date set for filing objections to confirmation of the Plan.

B.    COMPENSATION OF EXECUTIVE OFFICERS

      A presentation of the compensation of the five most highly compensated executive officers whose individual remuneration exceeded $100,000 for 2000, 2001 and 2002 is set forth in GMI's 2002 Annual Report on Form 10-K (Exhibit C).

C.    AGREEMENTS WITH ROBERT C. GUCCIONE AND CERTAIN NON-DEBTOR AFFILIATES

      On the Effective Date, it is intended that the Debtors, Mr. Guccione and certain of his non-debtor affiliates will enter into new agreements (the "Agreements"), in the form attached to the Plan as Exhibit E. The Agreements provide, among other things, that subject to confirmation of the Plan, Reorganized GMI will pay GMII the sum of $500,000 per year for a period of the earlier of ten (10) years or Mr. Guccione's death, in exchange for which it will provide Mr. Guccione's services during the term of the Agreements. All PENTHOUSE trademarks owned by Mr. Guccione and his non-debtor affiliates, as specified in the Agreements, will be transferred to Reorganized GMI. In addition, GMII and Mr. Guccione agree not to compete with the Reorganized Debtors for the term of the Agreements.

                  VIII. APPLICABILITY OF FEDERAL AND OTHER SECURITIES LAWS TO
                        THE SECURITIES TO BE DISTRIBUTED UNDER THE PLAN

A.    ISSUANCE OF SECURITIES

      1.    GENERALLY

      The Confirmation Order will authorize the issuance of the New GMI Common Stock, the New GMI Term Loan Notes and the new shares of common stock of the Subsidiary Debtors (the "New Securities") to be issued under the Plan. The New Securities distributed to holders of Allowed Claims and Interests will be issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), or under any state or local law, in reliance on the exemptions set forth in Section 1145 of the Bankruptcy Code.

      In order for the issuance of New Securities to be exempt from registration under Section 1145 of the Bankruptcy Code, three principal requirements must be satisfied: (a) the securities must be issued by a debtor, its successor under a plan of reorganization, or an affiliate participating in a joint plan of reorganization with the debtor (for this purpose Reorganized GMI is considered a debtor or the successor to GMI); (b) each recipient of the securities must hold a claim against the debtor or an affiliate, an interest in the debtor or an affiliate, or a claim for an administrative expense against the debtor or an affiliate; and (c) the securities must be issued in exchange for the recipient's claim against or interest in the debtor or an affiliate, or "principally" in such exchange and "partly" for cash or other property.

      The Debtors believe that the issuance of the New Securities will satisfy all three requirements because (a) the securities to be issued will be securities of Reorganized GMI, which is a debtor or a successor thereto, and the issuance of the securities is specifically mandated under the Plan; (b) the recipients of the securities are holders of Claims or Interests; and (c) the recipients of the securities will receive such securities in exchange for their Claims or Interests.

      2.    RESALE CONSIDERATIONS

      The Debtors believe that the resale or disposition by the recipients of the New Securities will be exempt from registration under the Securities Act if the recipients are not deemed to be "underwriters" under Section 1145(b) of the Bankruptcy Code. Section 1145(b) of the Bankruptcy Code defines four types of underwriters: (a) a person who purchases a claim against, interest in, or claim for administrative expense in the case concerning, a debtor with a view to distributing any security received in exchange for that claim or interest; (b) a person who offers to sell securities offered or sold under a plan for the holders of those securities; (c) a person who offers to buy those securities from the holders of those securities, if the offer is (i) made with a view to distribution of the securities and (ii) made under an agreement made in connection with the plan, its consummation or the offer or sale of securities under the plan; and (d) a person who is an "issuer" with respect to the securities as the term "issuer" is defined in Section 2(11) of the Securities Act.

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
      Under Section 2(11) of the Securities Act an "issuer" will include any person directly or indirectly controlling or controlled by Reorganized GMI, or any person under direct or indirect common control with Reorganized GMI (an "Affiliate"). Whether a person is an Affiliate, and therefore an "underwriter", with respect to Reorganized GMI for purposes of Section 1145(b) of the Bankruptcy Code will depend on a number of factors. These factors include: (a) the person's equity interest in Reorganized GMI; (b) the distribution and concentration of other equity interests in Reorganized GMI; (c) whether the person is an officer or director of Reorganized GMI; (d) whether the person, either alone or acting in concert with others, has a contractual or other relationship giving that person power over management policies and decisions of Reorganized GMI; and (e) whether the person actually has that power notwithstanding the absence of formal indicia of control. An officer or director of Reorganized GMI may be deemed an Affiliate.

      To the extent that a person deemed to be an "underwriter" receives securities, resales by that person would not be exempted by Section 1145 of the Bankruptcy Code from registration under the Securities Act except in "ordinary trading transactions" (within the meaning of Section 1145(b)(1) of the Bankruptcy Code).

      The Bankruptcy Code does not define the term "ordinary trading transactions," and the SEC has not given definitive guidance with respect to the proper construction of the term. In a no-action letter the staff of the SEC has, however, concurred in the view that a transaction will be an "ordinary trading transaction" if it is carried out on an exchange or in the over-the-counter market at a time when the issuer of the traded securities is a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act") and does not involve any of the following factors:

            (i) (x) concerted action by two or more recipients of securities issued under a plan of reorganization in connection with the sale of those securities, or (y) concerted action by distributors on behalf of one or more such recipients in connection with sales;

            (ii) the preparation or use of informational documents concerning the offering of the securities to assist in the resale of the securities, other than the disclosure statement approved in connection with the plan (and any supplement thereto) and documents filed with the SEC by the debtor or the reorganized company pursuant to the Exchange Act; or

            (iii) special compensation to brokers or dealers in connection with the sale of the securities designed as a special incentive to resell the securities, other than compensation that would be paid pursuant to arm's-length negotiations between a seller and a broker or dealer, each acting unilaterally, that is not greater than the compensation that would be paid for a routine similar-sized sale of similar securities of a similar issuer.

      In addition, a person deemed to be an "underwriter" solely because he is an Affiliate may be able to sell securities without registration, in accordance with Rule 144 under the Securities Act, which permits public sales of securities received pursuant to a plan by statutory underwriters subject to volume limitations and certain other conditions. Based on the views of the SEC expressed in no-action letters, a person deemed to be an underwriter solely because he is an Affiliate may be able to sell securities without registration in accordance with Rule 144, without complying with the holding period requirement of Rule 144(d).

      Because of the complex, subjective nature of the question whether a particular holder may be an underwriter, the Debtors make no representation concerning the ability of any person to dispose of the New Securities. The Debtors recommend that recipients of securities under the Plan consult with their own counsel concerning the limitations on their ability to dispose of those securities.

      3.    DELIVERY OF DISCLOSURE STATEMENT

      Under Section 1145(a)(4) of the Bankruptcy Code, "stockbrokers" (as that term is defined in Section 101(53A) of the Bankruptcy Code) are required to deliver to their customers, for the first 40 days after the Effective Date of the Plan, a copy of this Disclosure Statement (and any supplement to it ordered by the Bankruptcy Court) at or before the time of delivery of any security issued under the Plan. This requirement specifically applies to trading and other after-market transactions in the securities issued under the Plan.

                  IX. CERTAIN RISK FACTORS TO BE CONSIDERED

      THE PLAN IS SUBJECT TO A NUMBER OF MATERIAL RISKS, INCLUDING THOSE ENUMERATED BELOW. HOLDERS OF CLAIMS AGAINST AND INTERESTS IN THE DEBTORS SHOULD READ AND CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION SET FORTH IN THIS DISCLOSURE STATEMENT (AND THE DOCUMENTS DELIVERED TOGETHER HEREWITH AND/OR INCORPORATED BY REFERENCE HEREIN), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS CONSTITUTING THE ONLY RISKS INVOLVED IN CONNECTION WITH THE PLAN AND ITS IMPLEMENTATION.

      The ultimate recoveries under the Plan to holders of Claims and Interests (other than those holders whose Claims are paid in Cash or are Reinstated under the Plan) depend upon the realizable value of the New Securities to be issued pursuant to the Plan, which are subject to a number of material risks, including, but not limited to, those specified below. The factors specified below assume that the Plan is approved by the Bankruptcy Court and that the Effective Date occurs on or about February 29, 2004. Prior to voting on the Plan, each holder of a Claim or Interest entitled to vote should carefully consider the risk factors specified or referred to below, the exhibits annexed hereto, as well as all of the information contained in the Plan and all exhibits thereto.

A.    PROJECTED FINANCIAL INFORMATION

      The Projected Financial Information included in this Disclosure Statement is dependent upon the successful implementation of the business plan upon which the Projected Financial Information is based and upon the validity of the other assumptions contained therein. These projections reflect numerous assumptions, including confirmation and consummation of the Plan in accordance with its terms, the anticipated future performance of GMI, industry performance, certain assumptions with respect to competitors of GMI, general business and economic conditions and other matters, many of which are beyond the control of GMI. In addition, unanticipated events and circumstances occurring subsequent to the preparation of the Projected Financial Information may affect the actual financial results of GMI. Although the Debtors believe that the projections are reasonably attainable, some or all of the estimates will vary and variations between the actual financial results and those projected may be material.

B.    SALES AND OPERATIONS

      In recent years, domestic newsstand circulation for men's magazines has been declining. From 1998 to 2003, Penthouse magazine's and the Affiliate Publications' domestic average monthly newsstand circulation decreased by approximately 53.6%. The Debtors rely on retail display facings for newsstand circulation and believe a significant portion of buying decisions are made on impulse at the time the customer sees the magazine on the retail display facing. The Debtors have been aware of a large decrease in rack sales outlets over the last several years. The Debtors believe that the loss of several newsstand distribution outlets due to the change in social climate towards men's magazines, together with certain advances in electronic technology, including the proliferation of retail video outlets and the increased market share of cable television and the internet have largely contributed to the overall decrease in circulation. In addition, ongoing consolidations of companies in the magazine distribution industry have also contributed to the overall decrease in circulation. This decrease is consistent with general trends in the industry.

      The Debtors' business is dependent upon controlling the rate of declining magazine circulation, both newsstand and subscriptions, and expanding the Internet and video business in order to achieve projected revenues and profitability. Circulation is affected by factors within the control of the Debtors, such as on sale dates, subscription drives, pricing, quality, effectiveness of distribution, and by factors which are outside the control of the Company, such as general demographic trends, changes in the economy, consumer tastes, retailers placement, regulations and actions by competitors. Expanding the video and Internet business will require the development of new products and services and the availability financing. No assurance can be given that developments in these areas will be favorable to the achievement of the Debtors' projected sales, or that the projected sales can be obtained.

C.    ADVERTISING REVENUE

      In 2002, Penthouse magazine's advertising pages decreased by 6% and advertising revenues decreased by 16% from 2001. These decreases were primarily due to the declining circulation of Penthouse magazine, which has the effect of decreasing advertising rates and making the magazine less attractive to advertisers. In addition, many advertisers scaled back on advertising in 2003 as a result of continuing weakness in the economy. No assurances can be made that advertising revenues will increase even if circulation trends improve.

D.    BUSINESS AND COMPETITION

      Magazine publishers face intense competition for both circulation and advertising revenues. The main competitors of Penthouse magazine and the Affiliate Publications are

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
magazines that primarily target a male audience.

      Competition in the Internet business comes from many different competitors. The Debtors' advantage in this area is the Penthouse trademark and the low cost of advertising our Internet service in the Debtors' magazines.

      Competition in the pay-per-call business is generally limited to a few major competitors. The Debtors' advantage in this area is the low cost of advertisement for such pay-per-call service in their magazines.

      The competitive nature of the businesses adds an unquantifiable element of risk to any business plan and associated financial projections. No assurances can be made that the Debtors will successfully overcome competitive threats to the business.

E.    CERTAIN RISKS OF NON-CONFIRMATION

      There can be no assurance that the requisite acceptances to confirm the Plan will be received. Even if the requisite acceptances are received, there can be no assurance that the Court will confirm the Plan. Section 1129 of the Bankruptcy Code sets forth the requirements for confirmation and requires, among other things, a finding by the Court that the confirmation of the Plan is not likely to be followed by a liquidation or a need for further financial reorganization and that the value of the distributions to non-accepting creditors and interest holders will not be less than the value of the distributions that such creditors and interest holders would receive if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code. Although the Debtors believe that these requirements will be satisfied, there can be no assurance that the Court will concur. The confirmation and consummation of the Plan are also subject to certain conditions, which are described in Article VI of this Disclosure Statement.

      If the Plan were not to be confirmed and consummated, it is unclear whether a reorganization comparable to the reorganization contemplated hereby could be implemented in a timely manner and, if so, what distributions holders of Claims and Interests ultimately would receive with respect to their Claims and Interests. Moreover, if an alternative reorganization could not be implemented in a timely manner, it is possible that the Debtors would have to liquidate their assets, in which case it is likely the holders of Claims and Interests would receive less than they would have received pursuant to the Plan.

F.    RISKS RELATING TO THE PROJECTIONS

      The Projected Financial Information contained in Exhibit D to this Disclosure Statement assumes that the Plan and the transactions contemplated thereby will be implemented in accordance with their terms and are based upon numerous other assumptions and estimates. The assumptions and estimates underlying the Projections are inherently uncertain and are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those projected. Accordingly, the Projections are not necessarily indicative of the future financial condition or results of operations of the Reorganized Debtors, which may vary significantly from those set forth in the Projections. Consequently, the projected financial information contained in this Disclosure Statement should not be regarded as a representation by the Debtors, the Debtors' advisors, or any other person that the Projections can or will be achieved.

G.    CAPITAL REQUIREMENTS

      The Debtors believe that their cash generated from operations and their proposed debt will be adequate to support planned capital requirements; however, there can be no assurance that one or more unexpected necessary capital expenditures will not impact the Debtors materially and adversely.

H.    FORWARD-LOOKING INFORMATION MAY PROVE INACCURATE

      This Disclosure Statement contains various forward-looking statements and information that are based on management's beliefs as well as assumptions made by, and information currently available to, management. When used in this document, the words "believe," "expect," "anticipate," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions, including those identified above. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected.

I.    NO ESTABLISHED TRADING MARKET FOR THE NEW SECURITIES

      The New GMI Common Stock, New GMI Term Loan Notes and new shares of common stock in the Subsidiary Debtors will be new issues of securities and will not have an established trading market. It is anticipated that an active trading market will not develop for the New Securities.

J.    DIVIDEND POLICY

      Reorganized GMI does not anticipate paying any dividends on the New GMI Common Stock in the foreseeable future. In addition, the covenants in certain debt instruments to which Reorganized GMI will be a party will likely prohibit payment of dividends. Certain institutional investors may only invest in dividend-paying equity securities or may operate under other restrictions which may prohibit or limit their ability to invest in New GMI Common Stock.

K.    PREFERRED STOCK

      Until such time (if any) as the Board of Directors of the Reorganized Debtors should issue preferred stock and establish the respective rights of the holders of one or more series thereof, it is not possible to state the actual effect of authorization of the preferred stock upon the rights of holders of New GMI Common Stock. The effects of such issuance could include, however: (i) reduction of the amount of cash otherwise available for payment of dividends on New GMI Common Stock, (ii) dilution of the voting power of New GMI Common Stock if the preferred stock has voting rights and (iii) restriction of the rights of holders of New GMI Common Stock to share in Reorganized GMI's assets upon liquidation until satisfaction of any liquidation preference granted to the holders of preferred stock. In addition, so-called "blank check" preferred stock may be viewed as having possible anti-takeover effects, if it were used to make a third party's attempt to gain control of Reorganized GMI more difficult, time consuming or costly. GMI has no current plans pursuant to which preferred stock would be issued as an anti-takeover device or otherwise.

                  X.    CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

      The following discussion summarizes certain federal income tax consequences of the implementation of the Plan to the Company and certain holders of Claims and Interests. The following summary does not address the federal income tax consequences to holders whose Claims are entitled to reinstatement or payment in full in cash under the Plan, or to holders of Interests who do not receive any distributions under the Plan.

      The following summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated and proposed thereunder, judicial decisions and published administrative rules and pronouncements of the IRS as in effect on the date hereof. Changes in such rules or new interpretations thereof may have retroactive effect and could significantly affect the federal income tax consequences described below.

      The federal income tax consequences of the Plan are complex and are subject to significant uncertainties. The Company has not requested a ruling from the IRS or an opinion of counsel with respect to any of the tax aspects of the Plan. Thus, no assurance can be given as to the interpretation that the IRS or a reviewing court might adopt. In addition, this summary does not address foreign, state or local tax consequences of the Plan, nor does it purport to address the federal income tax consequences of the Plan to special classes of taxpayers (such as foreign taxpayers, broker-dealers, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, tax-exempt organizations, investors in pass-through entities, holders that hold Claims or Interests as part of a hedge, straddle or conversion, holders who acquired their Claims or Interests as compensation, and holders who do not hold their Claims or Interests as capital assets).

      ACCORDINGLY, THE FOLLOWING SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING AND ADVICE BASED UPON THE INDIVIDUAL CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM OR INTEREST. ALL HOLDERS OF CLAIMS OR INTERESTS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR THE FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES APPLICABLE UNDER THE PLAN.

A.    CONSEQUENCES TO THE COMPANY

      As discussed below, implementation of the Plan will not result in any significant tax liability to the Company, but will likely eliminate the Company's NOL carryforwards and reduce the tax basis of the Company's assets.

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      1.    CANCELLATION OF DEBT

      In general, the Code provides that a debtor in a bankruptcy case is not taxable on cancellation of debt ("COD") income, but must reduce certain of its tax attributes (such as its NOL carryforwards and its tax basis in its assets) by the amount of COD income. COD income results when the amount of debt discharged exceeds the consideration given in exchange therefor.

      The Company believes that it will incur substantial COD income as a consequence of the discharge of Claims pursuant to the Plan. The extent of such COD income and the resulting tax attribute reduction will depend, in principle part, on the fair market value of the New GMI Common Stock and the issue price (as defined below under the heading "Consequences to Holders of Class 2A Senior Note Claims and Class 3A General Unsecured Claims") of the New GMI Term Loan Notes distributed in discharge of Claims pursuant to the Plan. The Company anticipates that the COD income will likely eliminate the Company's NOL carryforwards and significantly reduce or eliminate the Company's tax basis in its assets.

      2.    LIMITATIONS ON NOL CARRYFORWARDS AND OTHER TAX ATTRIBUTES

      Following the implementation of the Plan, any remaining NOL carryforwards and certain other tax attributes of the Company allocable to periods prior to the Effective Date will be subject to the rules of Section 382 of the Code.

      Under Section 382, if a loss corporation undergoes an "ownership change," the amount of its pre-change losses that may be utilized to offset future taxable income is subject to an annual limitation. Such limitation also may apply to certain losses or deductions that are "built-in" (i.e., economically accrued but unrecognized) as of the date of the ownership change and that are subsequently recognized. It is believed that the Company will undergo an ownership change as a result of the issuance of the New GMI Common Stock pursuant to the Plan.

      3.    Interest Deductions

      It is possible that the New GMI Term Loan Notes will be subject to the rules governing "applicable high-yield obligations," in which event a portion of the interest otherwise deductible on such notes will be deferred until paid.

B. CONSEQUENCES TO HOLDERS OF CLASS 2A SENIOR NOTE CLAIMS AND CLASS 3A GENERAL UNSECURED CLAIMS

      1.    IN GENERAL

      Pursuant to the Plan, holders of Class 2A Senior Note Claims will receive New GMI Common Stock and New GMI Term Loan Notes in discharge of their Allowed Claims, and holders of General Unsecured Claims will receive New GMI Term Loan Notes and cash in discharge of their Allowed Claims. The federal income tax consequences of the Plan to such holders depend, in large part, on whether such Claims, and whether the New GMI Term Loan Notes, respectively, constitute "securities" for federal income tax purposes. The term "security" is not defined in the Code or in the regulations issued thereunder and has not been clearly defined by judicial decisions. The determination of whether a particular debt constitutes a "security" depends on an overall evaluation of the nature of the debt.

      Whether a debt instrument constitutes a security for federal income tax purposes is determined based on all the facts and circumstances. Certain authorities have held that one factor to be considered is the length of the initial term of the debt instrument. These authorities have indicated that an initial term of less than five years is evidence that the instrument is not a security, whereas an initial term of ten years or more is evidence that the instrument is a security. There are numerous other factors that authorities indicate could be taken into account in determining whether a debt instrument is a security, including but not limited to, the creditworthiness of the obligor, subordination (or lack thereof) to other creditors, the right to vote or otherwise participate in the management of the obligor, convertibility of the instrument into an equity interest in the obligor, whether payments of interest are fixed, variable, or contingent, and whether such payments are required to be made on a current basis or accrued.

      The Company believes that the Class 2A Senior Note Claims might be treated as securities for federal income tax purposes, but that this treatment is uncertain. On the other hand, the Company believes that the Class 3A General Unsecured Claims will not be securities for tax purposes.

      The federal income tax consequences of the Plan to holders of Class 2A Senior Note Claims and holders of Class 3A General Unsecured Claims will also depend upon the "issue price" of the New GMI Term Loan Notes. If the New GMI Term Loan Notes or, for holders thereof, Class 2A Senior Note Claims are "publicly traded" during the sixty (60) day period ending thirty (30) days after the Effective Date, then the issue price of the New GMI Term Loan Notes will be their fair market value as determined by such public trading. Otherwise, the issue price of the New GMI Term Loan Notes will be their stated principal amount assuming (as is anticipated) that the stated interest rate exceeds the applicable federal rate for obligations of similar maturity in effect on the Effective Date. Notes are treated as publicly traded if they are listed on an established securities market or on a "quotation medium" that provides a reasonable basis to determine fair market value by disseminating either recent price quotations of identified brokers, dealers or traders, or actual prices of recent transactions.

      2.    CONSEQUENCES TO HOLDERS OF CLASS 2A SENIOR NOTE CLAIMS

            A.    IF THE CLASS 2A SENIOR NOTE CLAIMS ARE SECURITIES

      If the Class 2A Senior Note Claims are securities for federal income tax purposes, then the exchange of the Senior Note Claims for New GMI Common Stock and New GMI Term Loan Notes will constitute a recapitalization. In that event, the holders of Class 2A Senior Note Claims will not recognize any gain or loss upon the implementation of the Plan (except as described below under "Distributions in Discharge of Accrued Interest") provided the New GMI Term Loan Notes also constitute securities. Each holder's aggregate tax basis in the New GMI Common Stock and New GMI Term Loan Notes received (except for any portion received in payment of accrued interest) will equal the holder's adjusted tax basis in its Class 2A Senior Note

Claims. Such tax basis would be allocated between the New GMI Common Stock and New GMI Term Loan Notes received in proportion to their relative fair market values, which, for the new GMI Term Loan Notes, will likely be their issue price (discussed above). A holder's holding period for the New GMI Common Stock and New GMI Term Loan Notes received (except for any portion received in payment of accrued interest) will include the holder's holding period for the Senior Note Claims. The holder's tax basis in any New GMI Common Stock and New GMI Term Loan Notes issued in respect of accrued interest will be the fair market value thereof on the Effective Date, and the holder's holding period therefor will begin the day following the Effective Date.

      If the Class 2A Senior Note Claims are securities for federal income tax purposes but New GMI Term Loan Notes are not securities, then each holder of a Class 2A Senior Note Claim will recognize gain, but not loss, in an amount equal to the lesser of (i) the issue price of the New GMI Term Loan Notes and (ii) the holder's gain realized on the exchange (calculated as the excess of the sum of the fair market value of the New GMI Common Stock and the issue price of the New GMI Term Loan Notes, over the holder's tax basis in the Class 2A Senior Note Claim). The holder's initial tax basis in the New GMI Term Loan Notes will equal their issue price. The holder's initial tax basis in the New GMI Common Stock will equal the holder's adjusted tax basis in its Class 2A Senior Note Claim, reduced by the issue price of the New GMI Term Loan Notes and increased by the amount of gain, if any, recognized by such holder on the exchange. The holder's holding period for the New GMI Common Stock will include such holder's holding period for its Class 2A Senior Note Claim, and its holding period for the New GMI Term Loan Notes will begin on the day following the Effective Date.

            B.    IF THE CLASS 2A SENIOR NOTE CLAIMS ARE NOT SECURITIES


      If the Class 2A Senior Note Claims are not securities for federal income tax purposes, then, even if the New GMI Term Loan Notes are securities, the exchange will not qualify as a recapitalization. In that event, holders of Class 2A Senior Note Claims will recognize gain or loss in an amount equal to the excess of (i) the sum of the fair market value of the New GMI Common Stock and the issue price of the New GMI Term Loan Notes over (ii) the holder's tax basis in the Senior Note Claims exchanged therefor. A holder's tax basis in its New GMI Common Stock will equal its fair market value, and the holder's tax basis in its New GMI Term Loan Notes will equal their issue price. The holder's holding period for the New GMI Common Stock and New GMI Term Loan Notes received will begin on the day following the Effective Date.

      Subject to the discussion below under the heading "Provisions Applicable to Each Exchange," any gain or loss recognized by a holder of Class 2A Senior Note Claims on the exchange will be capital gain or loss, and will be long-term capital gain or loss if the Class 2A Senior Note Claims were held for more than one year.

            C.    HOLDERS OF CLASS 2A SENIOR NOTE CLAIMS WHO REJECT THE PLAN

      If a holder of a Class 2A Senior Note Claim rejects the Plan (and thereby receives cash in full satisfaction of its Class 2A Senior Note Claim), then such holder will recognize gain or loss in an amount equal to the excess of the cash received over the holder's tax basis in the Class 2A Senior Note Claim exchanged therefor. Subject to the discussion below under the heading "Provisions Applicable to Each Exchange," any gain or loss recognized by a holder of Class 2A Senior Note Claims on the exchange will be capital gain or loss, and will be long-term capital gain or loss if the Class 2A Senior Note Claims were held for more than one year.

      3.    CONSEQUENCES TO HOLDERS OF CLASS 3A GENERAL UNSECURED CLAIMS

      If, as the Company expects, Class 3A General Unsecured Claims are not treated as securities for federal income tax purposes, then the exchange of such Claims for cash and New GMI Term Loan Notes will not be a recapitalization and will be a fully taxable transaction. A holder will recognize gain or loss in an amount equal to the difference between (1) the sum of the cash and the fair market value of the New GMI Term Loan Notes it receives, which, in the case of the new GMI Term Loan Notes, will likely be their issue price (discussed above), and (2) the holder's adjusted tax basis in its Class 3A General Unsecured Claim. The holder's initial tax basis in the New GMI Term Loan Notes it receives will equal their issue price. The holder's holding period for the New GMI Term Loan Notes will begin on the day following the Effective Date. Subject to the discussion below under the heading "Provisions Applicable to Each Exchange," any gain or loss recognized by a holder of Class 3A General Unsecured Claims on the exchange will be capital gain or loss, and will be long-term capital gain or loss if the Class 3A General Unsecured Claims were held for more than one year.

      4.    PROVISIONS APPLICABLE TO EACH EXCHANGE

            A.    DISTRIBUTIONS IN DISCHARGE OF ACCRUED INTEREST

      In general, to the extent that any portion of a distribution to a holder of Class 2A Senior Note Claims or Class 3A General Unsecured Claims is received in satisfaction of interest accrued during its holding period, such amount will be taxable to the holder as interest income (if not previously included in the holder's gross income). Conversely, a holder generally recognizes a deductible loss to the extent any accrued interest was previously included in its gross income and is not paid in full.

      As indicated in the Plan, the Company intends to take the position that consideration payable to such holders pursuant to the Plan is to be applied first to the principal amount of the Claims to the extent thereof, and then to accrued and unpaid interest. Generally applicable Treasury regulations provide that payments on a debt instrument are allocable first to accrued and unpaid interest to the extent thereof, and then to principal, although the application of the regulations to exchanges pursuant to a bankruptcy plan is unclear, and case law predating the promulgation of these regulations generally permitted the parties to agree as to the allocation of such payments. A holder's initial tax basis in the consideration received in satisfaction of accrued and unpaid interest not previously included in such holder's gross income should be equal to the fair market value thereof, and the holding period in such property should begin on the day immediately after the Effective Date.

            B.    TREATMENT OF MARKET DISCOUNT

      A holder of a Class 2A Senior Note Claim or a Class 3A General Unsecured Claim, in whose hands the Claim is a market discount bond, will be required to include as ordinary income any gain recognized upon the exchange of the Claim to the extent of market discount (as defined below under the heading "Ownership and Disposition of the New GMI Term Loan Notes -- Market Discount") accrued during the period that it held its Claim. Any additional gain recognized by the holder would be treated in accordance with the rules described above.

      Any accrued market discount not recognized by a holder of a Class 2A Senior Note Claim at the time of the exchange of the Claim if the exchange qualifies as a recapitalization should be carried over into the New GMI Common Stock and, if they are securities, to the New GMI Term Loan Notes. Although there is no authority directly on point, in the latter case it would be reasonable to allocate such market discount carried over between the New GMI Term Loan Notes and the New GMI Common Stock in accordance with the relative fair market values of such notes and shares. In the event of such carryover to the New GMI Term Loan Notes, any accrued market discount that is allocated to the New GMI Term Loan Notes will be treated as accrued market discount on such notes. In the event of such carryover to New GMI Common Stock, any gain recognized by the holder on a subsequent disposition of such stock will be treated as ordinary income to the extent of the market discount allocated to the stock.

            C.    OWNERSHIP AND DISPOSITION OF NEW GMI TERM LOAN NOTES

                  (1)   ORIGINAL ISSUE DISCOUNT

      A debt instrument is treated as issued with original issue discount ("OID") if its stated redemption price at maturity exceeds its issue price by more than a de minimis amount. The "stated redemption price at maturity" of a debt instrument is the sum of all payments to be made on the instrument other than payments of "qualified stated interest." As a result of the payment in kind feature of the New GMI Term Loan Notes, interest paid in kind will not be qualified stated interest, and thus the new GMI Term Loan Notes will be issued with OID.

                        (I)   ISSUE PRICE ON THE NEW GMI TERM LOAN NOTES

      The amount of OID will depend, in part, on the issue price of the New GMI Term Loan Notes. As discussed above, depending on whether or not such notes are publicly traded, the issue price of the New GMI Term Loan Notes will either be the fair market value of such notes if they are so traded, or, if not, their stated principal amount (because the Company expects the interest rate on the notes to exceed the applicable federal rate for the month in which such notes are issued).

                        (II)  INCLUSION OF ORIGINAL ISSUE DISCOUNT IN INCOME

      The initial holder of a debt instrument issued with OID must include OID in income as ordinary interest income for federal income tax purposes as it accrues using a constant yield method (reduced by the amount of acquisition premium, as discussed below) in advance of the receipt of cash payments attributable to such income regardless of such holder's regular method of accounting. In general, the amount of OID includable by a holder is the sum of the "daily portions" of OID with respect to its New GMI Term Loan Notes for each day during the taxable year (or portion of the taxable year) in which the holder held such notes. This amount is referred to as "Accrued OID." The daily portion is determined by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. The amount of OID allocable to any accrual period is equal to the product of the New GMI Term Loan Note's adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) less any qualified stated interest allocable to such accrual period. The "adjusted issue price" of a New GMI Term Loan Note at the beginning of any accrual period is equal to its issue price, increased by the Accrued OID for each prior accrual period, and reduced by any payments other than payments of qualified stated interest made on the New GMI Term Loan Note on or before the first day of the accrual period. OID allocable to the final accrual period is the difference between the amount payable at maturity of the New GMI Term Loan Note (other than qualified stated interest) and the New GMI Term Loan Note's adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period.

                        (III) TAX BASIS

      Generally, a holder's tax basis in a New GMI Term Loan Note will be increased by the amount of OID that is included in such holder's income pursuant to the foregoing rules through the day preceding the date of disposition, and will be decreased by the amount of any cash payments received in respect of the New GMI Term Loan Note other than payments of qualified stated interest.

                        (IV)  REPORTING

      The Company will furnish annually to the IRS and to holders (other than with respect to certain exempt holders, including, in particular, corporations) information with respect to the OID accruing while the New GMI Term Loan Notes are held by the initial holders. Holders may be required to include different amounts of OID in gross income based on their individual circumstances, including, without limitation, by reason of the acquisition premium rules described below.

                  (2)   MARKET DISCOUNT

      A holder that acquires a New GMI Term Loan Note at a discount (referred to as "market discount") from its adjusted issue price where such discount exceeds a specified de minimis amount generally will be subject to the market discount rules of the Code. An original holder of a New GMI Term Loan Note whose initial tax basis in such note is equal to its issue price will not be subject to the market discount rules.

      In relevant part, the market discount rules provide that gain on the sale or other disposition of a debt instrument and the receipt of partial principal payments on a debt instrument are treated as ordinary income to the extent of any accrued market discount with respect to the debt instrument. The market discount rules also provide for the deferral of interest deductions with respect to debt incurred to purchase or carry a debt instrument that has market discount in excess of the aggregate amount of interest (including OID) includable in such holder's gross income for the taxable year with respect to such debt instrument. Unless a holder elects to compute the accrual of market discount on a New GMI Term Loan Note on a constant yield basis, the accrued market discount at any time generally would be the amount calculated by multiplying the aggregate market discount by a fraction, the numerator of which is the number of days the obligation has been held by the holder and the denominator of which is the number of days after the holder's acquisition of the obligation up to and including its maturity date. This election can be made on a note-by-note basis.

      As an alternative to the accrual of market discount on either of the foregoing bases, a holder may elect to include market discount in income currently as it accrues on all market discount instruments acquired by such holder in that taxable year or thereafter, in which case the rules relating to recognition of market discount and deferral of interest expense described above will not apply. This election would apply to all market discount obligations acquired by the electing holder on or after the first day of the first taxable year to which the election applies and may be revoked only with the consent of the IRS. Holders that acquire a New GMI Term Loan Note with market discount should consult their tax advisors regarding the manner in which accrued market discount is calculated and the election to include such market discount currently in income.

                  (3)   AMORTIZABLE BOND PREMIUM

      A holder that has a tax basis in any New GMI Term Loan Note that exceeds the sum of all amounts payable on the New GMI Term Loan Note after the acquisition other than payments of qualified stated interest (as defined above) will be considered to have acquired the New GMI Term Loan Note at a premium (referred to as "bond premium"). In such case, the holder would not be required to include any OID in its income. Such holder may elect to amortize bond premium as an offset to interest income (and not as a separate item of deduction) using a constant yield method, but only as such holder takes qualified stated interest into account under its regular method of accounting. A holder will be required to reduce its adjusted tax basis in its New GMI Term Loan Note by the amount of bond premium so amortized. If the holder does not elect to amortize such premium, the holder will be required to report the full amount of stated interest on the New GMI Term Loan Note as ordinary income, even though the holder may be required to recognize a capital loss (which may not be available to offset ordinary income) on a sale or other disposition of the New GMI Term Loan Note. An election to amortize bond premium, once made, applies to all debt instruments held or subsequently acquired by the holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

                  (4)   ACQUISITION PREMIUM

      A holder will be considered to have acquisition premium on a New GMI Term Loan Note to the extent the holder's initial tax basis in a New GMI Term Loan
Note is greater than the adjusted issue price of such New GMI Term Loan Note but less than or equal to the remaining stated redemption price at maturity of such New GMI Term Loan Note. Acquisition Premium may reduce the amount of OID otherwise includable in income on such New GMI Term Loan Note by a fraction of such amount, the numerator of which is the excess of (i) the holder's adjusted tax basis in its New GMI Term Loan Note immediately after its acquisition over
(ii) the
note's adjusted issue price, and the denominator of which is the excess of (a) the sum of all amounts payable on such note after the acquisition date (other than payments of qualified stated interest) over (b) the note's adjusted issue price.

                  (5)   ELECTION TO TREAT ALL INTEREST AS ORIGINAL ISSUE
                        DISCOUNT

      A holder, subject to certain limitations, may elect to include in gross income for federal income tax purposes all interest that accrues on a New GMI Term Loan Note by using the constant yield method. For this purpose, interest includes stated interest, OID, market discount and de minimis market discount, as adjusted by amortizable bond premium and acquisition premium. Such election, if made in respect of a market discount bond, will include an election to include market discount in income currently on all market discount bonds held by the holder, and if made in respect of a debt instrument with bond premium, will include an election to amortize bond premium on all such instruments held by the holder. Any such election may be revoked only with the consent of the IRS.

                  (6)   DISPOSITION OF A NEW GMI TERM LOAN NOTE

      Upon the sale, exchange, or retirement of a New GMI Term Loan Note, a holder will recognize gain or loss equal to the difference between the amount realized (except amounts that relate to accrued interest, which will be treated as described above) and such holder's adjusted tax basis in the New GMI Term Loan Note. Except for gain attributable to market discount, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the New GMI Term Loan Note sold, exchanged or retired was held for more than one year.

            D.    OWNERSHIP AND DISPOSITION OF NEW GMI COMMON STOCK

                  (1)   DIVIDENDS

      The gross amount of any distributions made by the Company in respect of New GMI Common Stock generally will be included in the holder's gross income to the extent paid from the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles ("earnings and profits"). To the extent that the amount of any distribution is not paid from the Company's earnings and profits, such amount will first be applied to reduce the holder's adjusted tax basis in its New GMI Common Stock (but not below zero) and then, to the extent that such amount exceeds the holder's adjusted tax basis in the New GMI Common Stock, such excess will be taxed as capital gain. Holders that are corporations will not be entitled to the dividends-received deduction with respect to any distributions made by the Company that are treated as dividends.

                  (2)   SALE OR OTHER DISPOSITION OF NEW GMI COMMON STOCK

      For federal income tax purposes, a holder generally will recognize gain or loss on the sale or other disposition of New GMI Common Stock equal to the difference between (i) the amount realized upon the sale or other disposition and (ii) the holder's adjusted tax basis in the shares sold or otherwise disposed. Except as discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder held the shares sold or otherwise disposed for more than one year.

      A creditor that receives shares in exchange for debt is required, to the extent gain is recognized upon a subsequent disposition of such shares, to "recapture" as ordinary income any bad debt deductions taken by the creditor with respect to such debt and any ordinary loss claimed by the creditor upon the receipt of the shares in satisfaction of such debt, reduced by any amount included in income upon the receipt of the shares. In addition, as discussed above, if any Class 2A Senior Note Claim held by the holder has accrued market discount at the time of the exchange of such Claim, then any gain recognized by the holder upon the disposition of New GMI Common Stock will be treated as ordinary income to the extent of such accrued market discount that was not taken into account at the time of such exchange and was allocated to such shares.

C.    CONSEQUENCES TO HOLDERS OF CLASS 4 CONVENIENCE CLAIMS

      In general, holders of Class 4 Convenience Claims will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received by such holder in satisfaction of its Claim (other than any Claim for accrued but unpaid interest) and (ii) the holder's adjusted tax basis in its Claim (other than any Claim for accrued but unpaid interest). For a discussion of the treatment of any Claim for accrued but unpaid interest, see "Distributions in Discharge of Accrued Interest" above.

      Where gain or loss is recognized by a holder, the character of such gain or loss as long-term or short-term capital gain or loss or as ordinary income or loss will be determined by a number of factors, including the tax status of the holder, whether the Claim constitutes a capital asset in the hands of the holder and how long it has been held, whether the Claim was acquired at a market discount and whether and to what extent the holder previously had claimed a bad debt deduction. A holder of a Class 4 Convenience Claim that purchased its Claim from a prior holder at a market discount may be subject to the market discount rules of the Code. Under those rules, assuming that the holder has made no election to amortize the market discount into income on a current basis with respect to any market discount instrument, any gain recognized on the exchange of its Claim (subject to a de minimis rule) generally would be characterized as ordinary income to the extent of the accrued market discount on such Claim as of the date of the exchange.

D.    CONSEQUENCES TO HOLDERS OF CLASS 6 SUBSIDIARY DEBTOR INTERESTS

      The exchange of Class 6 Subsidiary Debtor Interests for newly issued shares of common stock of such Subsidiary Debtors pursuant to the Plan will be a non-taxable exchange, and the holders of Class 6 Subsidiary Debtor Interests will not recognize gain or loss as a result of such exchange. Each holder's holding period in the newly issued common shares will include such holder's holding period in the shares exchanged therefor. Each holder's initial tax basis in the newly issued common shares will equal the holder's aggregate tax basis in its Class 6 Subsidiary Debtor Interests exchanged therefor, and will be allocated among such holder's newly issued shares on a pro rata basis.

E.    WITHHOLDING

      All distributions to holders of Allowed Claims and Interests under the Plan are subject to any applicable tax withholding. Under federal income tax law, interest, dividends and other reportable payments may, under certain circumstances, be subject to "backup withholding" at the then-applicable withholding rate (currently, 28%). Backup withholding generally applies if the holder (a) fails to furnish its social security number or other taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) fails properly to report interest or dividends or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is its correct identification number and that it is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment which may be refunded to the extent it results in an overpayment of tax. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

      THE FOREGOING SUMMARY HAS BEEN PROVIDED FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS OF CLAIMS AND INTERESTS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES APPLICABLE UNDER THE PLAN.

                        XI. ALTERNATIVES TO CONFIRMATION AND CONSUMMATION OF THE PLAN

      If the Plan is not confirmed and consummated, the Debtors' alternatives include (i) liquidation of the Debtors under chapter 7 of the Bankruptcy Code and (ii) the preparation and presentation of an alternative plan or plans of reorganization.

A.    LIQUIDATION UNDER CHAPTER 7

      If no Chapter 11 plan can be confirmed, the Chapter 11 Cases may be converted to cases under Chapter 7 of the Bankruptcy Code in which a trustee would be elected or appointed to liquidate the assets of the Debtors. A discussion of the effect that a Chapter 7 liquidation would have on the recovery of holders of Claims and Interests is set forth in Section VI.C.4., "Confirmation and Consummation Procedure, Best Interests Test." The Debtors believe that liquidation under chapter 7 would result in (i) smaller distributions being made to creditors than those provided for in the Plan because of the additional administrative expenses involved in the appointment of a trustee and attorneys and other professionals to assist such trustee, (ii) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation and from the rejection of leases and other executory contracts in connection with a cessation of the Debtors' operations and (iii) the failure to realize the greater, going concern value of the Debtors' assets.

B.    ALTERNATIVE PLAN OF REORGANIZATION

      If the Plan is not confirmed, the Debtors or any other party in interest could attempt to formulate a different plan of reorganization. Such a plan might involve either a reorganization and continuation of the Debtors' business or an orderly liquidation of their assets.

      The Debtors believe that the Plan enables the Debtors to emerge successfully and expeditiously from Chapter 11, preserves their businesses and allows creditors to realize the highest recoveries under the circumstances. In a liquidation under Chapter 11 of the Bankruptcy Code, the assets of the Debtors would be sold in an orderly fashion over a more extended period of time than in a liquidation under Chapter 7 and a trustee need not be appointed. Accordingly, creditors would receive greater recoveries than in a Chapter 7 liquidation. Although a Chapter 11 liquidation is preferable to a Chapter 7 liquidation, the Debtors believe that a liquidation under Chapter 11 is a much less attractive alternative to creditors because a greater return to creditors is provided for in the Plan.

                        XII.  CONCLUSION AND RECOMMENDATION

      The Debtors believe that confirmation and implementation of the Plan is preferable to any of the alternatives described above because it will provide the greatest recoveries to creditors. In addition, other alternatives would involve significant delay, uncertainty and substantial additional administrative costs. The holders of a majority of the Class 2A Senior Notes and the Creditors' Committee also believe that confirmation and implementation of the Plan is preferable to any of the alternatives described above because it will provide the greatest recoveries to creditors. The Debtors urge holders of impaired Claims and Interests entitled to vote on the Plan to vote to accept the Plan and to evidence such acceptance by returning their Ballots so that they will be received not later than 5:00 p.m., Eastern Standard Time on February 20, 2004.

Dated: January 21, 2004

            GENERAL MEDIA, INC.
            GENERAL MEDIA ART HOLDING, INC.
            GENERAL MEDIA COMMUNICATIONS, INC.
            GENERAL MEDIA ENTERTAINMENT, INC.
            GENERAL MEDIA (UK), LTD.
            GMCI INTERNET OPERATIONS, INC.
            GMI ON-LINE VENTURES, LTD.
            PENTHOUSE IMAGES ACQUISITIONS, LTD.
            PURE ENTERTAINMENT TELECOMMUNICATIONS, INC.

            By:      /s/ Robert C. Guccione
                     ----------------------
                     Robert C. Guccione


            PACHULSKI, STANG, ZIEHL, YOUNG, JONES & WEINTRAUB P.C.

            By:      /s/Robert J. Feinstein
                     ----------------------
                     Robert J. Feinstein (RF-2836)
                     780 Third Avenue, 36th Floor
                     New York, NY  10017-2024
                     Telephone: (212) 561-7700
                     Facsimile:  (212) 561-7777
                     Attorneys for the Debtors and Debtors in Possession

                                   EXHIBIT A

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
---------------------------------------
                                         :
IN RE:                                   :    CHAPTER 11
                                         :
GENERAL MEDIA, INC., ET AL.,             :    CASE NO. 03-15078 (SMB)
                                         :
                             DEBTORS.    :    JOINTLY ADMINISTERED
---------------------------------------  :


                      DEBTORS' JOINT PLAN OF REORGANIZATION


                                        PACHULSKI, STANG, ZIEHL, YOUNG,
                                            JONES & WEINTRAUB P.C.
                                        780 Third Avenue, 36th Floor
                                        New York, New York 10017
                                        Telephone:  (212) 561-7700
                                        Facsimile:   (212) 561-7777

                                        Attorneys for the Debtors and Debtors in Possession

Dated:  New York, New York
        January 21, 2004

                             PLAN OF REORGANIZATION

                                Table of Contents


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                                                                                               -------

ARTICLE I DEFINITION AND CONSTRUCTION OF TERMS.............................................        1

        1.1    Administrative Expense Claim................................................        1

        1.2    Allowed.....................................................................        1

        1.3    Amended By-laws of Reorganized GMI..........................................        2

        1.4    Amended Certificate of Incorporation of Reorganized GMI.....................        2

        1.5    Articles of Incorporation...................................................        2

        1.6    Ballot......................................................................        2

        1.7    Bankruptcy Code.............................................................        2

        1.8    Bankruptcy Court............................................................        2

        1.9    Bankruptcy Rules............................................................        2

        1.10   Business Day................................................................        3

        1.11   By-laws.....................................................................        3

        1.12   Cash........................................................................        3

        1.13   Chapter 11 Cases............................................................        3

        1.14   Claim.......................................................................        3

        1.15   Class.......................................................................        3

        1.16   Commencement Date...........................................................        3

        1.17   Confirmation Date...........................................................        3

        1.18   Confirmation Order..........................................................        3

        1.19   Convenience Claim...........................................................        3

        1.20   Convenience Class Election..................................................        3

        1.21   Creditors' Committee........................................................        3

        1.22   Cure........................................................................        3

        1.23   Debtors.....................................................................        4

        1.24   Debtors in Possession.......................................................        4

        1.25   DIP Credit Agreement........................................................        4

        1.26   DIP Credit Facility.........................................................        4

        1.27   DIP Lenders.................................................................        4

        1.28   Disclosure Statement........................................................        4

        1.29   Effective Date..............................................................        4

        1.30   Exit Financing Facility.....................................................        4

        1.31   Final Order.................................................................        4

        1.32   General Unsecured Claims....................................................        4

        1.33   General Unsecured Creditors' Payment Agent..................................        5

                                Table of Contents
                                   (continued)


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
        1.34   General Unsecured Creditors' Payment Agent Agreement........................        5

        1.35   GMCI........................................................................        5

        1.36   GMI.........................................................................        5

        1.37   GMI Common Stock............................................................        5

        1.38   GMI Preferred Stock.........................................................        5

        1.39   GMI Warrants................................................................        5

        1.40   Intercompany Claims.........................................................        5

        1.41   Interest....................................................................        5

        1.42   Interests in Subsidiary Debtors.............................................        5

        1.43   New GMI Common Stock........................................................        5

        1.44   New GMI Term Loan Notes.....................................................        5

        1.45   New GMI Term Loan Notes Indenture...........................................        5

        1.46   New GMI Term Loan Notes Indenture Trustee...................................        6

        1.47   Other Priority Claims.......................................................        6

        1.48   Other Secured Claims........................................................        6

        1.49   Petitions...................................................................        6

        1.50   Plan........................................................................        6

        1.51   Plan Supplement.............................................................        6

        1.52   Postconfirmation List.......................................................        6

        1.53   Priority Tax Claims.........................................................        6

        1.54   Pro Rata....................................................................        6

        1.55   Reinstated or Reinstatement.................................................        6

        1.56   Reorganized Debtors.........................................................        7

        1.57   Reorganized GMI.............................................................        7

        1.58   Schedules...................................................................        7

        1.59   Secured Claims..............................................................        7

        1.60   Senior Note Claims..........................................................        7

        1.61   Senior Note Indenture.......................................................        7

        1.62   Senior Note Indenture Trustee...............................................        7

        1.63   Senior Notes................................................................        7

        1.64   Subsidiary..................................................................        7

        1.65   Subsidiary Debtors..........................................................        7

        1.66   Unsecured Claim.............................................................        8

Article II TREATMENT OF ADMINISTRATIVE EXPENSE CLAIMS AND PRIORITY TAX CLAIMS..............        8

                                Table of Contents
                                   (continued)


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
        2.1    Administrative Expense Claims...............................................        8

        2.2    Priority Tax Claims.........................................................        8

ARTICLE III CLASSIFICATION OF CLAIMS AND INTERESTS.........................................        9

        3.1    Class 1 (Other Priority Claims).............................................        9

        3.2    Class 2 (Secured Claims)....................................................        9

               3.2.1  Class 2A (Senior Note Claims)........................................        9

               3.2.2  Class 2B (Other Secured Claims)......................................        9

        3.3    Class 3 (Unsecured Claims)..................................................        9

               3.3.1  Class 3A (General Unsecured Claims)..................................        9

               3.3.2  Class 3B (Intercompany Claims).......................................        9

        3.4    Class 4 (Convenience Claims)................................................        9

        3.5    Class 5 (GMI Preferred Stock)...............................................        9

        3.6    Class 6 (Interests in Subsidiary Debtors)...................................       10

        3.7    Class 7 (GMI Common Stock)..................................................       10

        3.8    Class 8 (GMI Warrants)......................................................       10

ARTICLE IV TREATMENT OF CLAIMS AND INTERESTS...............................................       10

        4.1    Class 1 - Other Priority Claims.............................................       10

                      (i)    Nonimpairment.................................................       10

                      (ii)   Distributions.................................................       10

        4.2    Class 2 -- Secured Claims...................................................       10

               4.2.1  Class 2A (Senior Note Claims)........................................       10

                      (i)    Impairment....................................................       10

                      (ii)   Distributions.................................................       10

                      (iii)  Cancellation of Senior Notes..................................       11

                      (iv)   Senior Note Indenture Trustee Expenses........................       11

               4.2.2  Class 2B (Other Secured Claims)......................................       11

                      (i)    Nonimpairment.................................................       11

                      (ii)   Distributions.................................................       11

                      (iii)  Retention of Liens............................................       11

        4.3    Class 3 -- Unsecured Claims.................................................       11

               4.3.1  Class 3A (General Unsecured Claims)..................................       11

                      (i)    Impairment....................................................       11

                      (ii)   Distributions.................................................       11

               4.3.2  Class 3B (Intercompany Claims).......................................       12

                      (i)    Nonimpairment.................................................       12

                                Table of Contents
                                   (continued)


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
                      (ii)   Distributions.................................................       12

        4.4    Class 4 -- Convenience Class Claims.........................................       12

               4.4.1  Impairment...........................................................       12

               4.4.2  Distributions........................................................       12

        4.5    Class 5 -- GMI Preferred Stock..............................................       12

               4.5.1  Impairment...........................................................       12

               4.5.2  Distributions........................................................       12

        4.6    Class 6-- Interests in Subsidiary Debtors...................................       12

               4.6.1  Impairment...........................................................       12

               4.6.2  Distributions........................................................       12

        4.7    Class 7 -- GMI Common Stock.................................................       13

               4.7.1  Impairment...........................................................       13

               4.7.2  Distributions........................................................       13

        4.8    Class 8 -- GMI Warrants.....................................................       13

               4.8.1  Impairment...........................................................       13

               4.8.2  Distributions........................................................       13

ARTICLE V PROVISIONS OF NEW SECURITIES TO BE ISSUED PURSUANT TO THE PLAN...................       13

        5.1    New GMI Common Stock........................................................       13

        5.2    New GMI Term Loan Notes.....................................................       13

ARTICLE VI MEANS OF IMPLEMENTATION, PROVISIONS REGARDING VOTING AND DISTRIBUTIONS
                  UNDER THE PLAN AND TREATMENT OF DISPUTED, CONTINGENT, AND
                  UNLIQUIDATED ADMINISTRATIVE EXPENSE CLAIMS, CLAIMS AND INTERESTS.........       15

        6.1    Voting of Claims and Interests..............................................       15

               6.1.1  In General...........................................................       15

               6.1.2  Controversy Concerning Impairment....................................       15

        6.2    Method of Distributions Under the Plan......................................       15

               6.2.1  In General...........................................................       15

               6.2.2  Distributions of Cash................................................       15

               6.2.3  Timing of Distributions..............................................       16

               6.2.4  Senior Note Indenture Trustee's Fees and Expenses....................       16

               6.2.5  Hart-Scott-Rodino Compliance.........................................       16

               6.2.6  Minimum Distributions................................................       16

               6.2.7  Fractional Shares....................................................       16

                                Table of Contents
                                   (continued)


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                                                                                               -------

               6.2.8  Unclaimed Distributions..............................................       16

        6.3    Distributions Relating to Disputed Claims...................................       16

        6.4    Resolution of Disputed Administrative Expense Claims and Disputed
               Claims......................................................................       17

        6.5    Refinancing of DIP Credit Facility..........................................       17

        6.6    Cancellation and Surrender of Existing Securities and Agreements............       17

ARTICLE VII EXECUTORY CONTRACTS AND UNEXPIRED LEASES.......................................       18

        7.1    Assumption or Rejection of Executory Contracts and Unexpired Leases.........       18

               7.1.1  Executory Contracts..................................................       18

               7.1.2  Unexpired Leases.....................................................       18

               7.1.3  Approval of Assumption or Rejection of Leases and Contracts..........       18

               7.1.4  Cure of Defaults.....................................................       19

               7.1.5  Bar Date for Filing Proofs of Claim Relating to Executory
                      Contracts Rejected Pursuant to the Plan..............................       19

        7.2    Indemnification Obligations.................................................       19

        7.3    Compensation and Benefit Programs...........................................       19

        7.4    Retiree Benefits............................................................       20

ARTICLE VIII PROVISIONS REGARDING CORPORATE GOVERNANCE OF THE REORGANIZED DEBTORS..........       20

        8.1    General.....................................................................       20

        8.2    Meetings of Stockholders....................................................       20

        8.3    Directors and Officers of Reorganized GMI...................................       20

               8.3.1  Board of Directors...................................................       20

               8.3.2  Officers.............................................................       20

        8.4    Amended Certificate of Incorporation and Amended By-laws....................       20

        8.5    Issuance of New Securities..................................................       21

ARTICLE IX EFFECT OF CONFIRMATION OF PLAN..................................................       21

        9.1    Revesting of Assets.........................................................       21

        9.2    Discharge of Debtors........................................................       21

ARTICLE X EFFECTIVENESS OF THE PLAN........................................................       22

        10.1   Conditions Precedent........................................................       22

        10.2   Effect of Failure of Conditions.............................................       22

        10.3   Waiver of Conditions........................................................       22

ARTICLE XI RETENTION OF JURISDICTION.......................................................       22

ARTICLE XII MISCELLANEOUS PROVISIONS.......................................................       23

        12.1   Effectuating Documents and Further Transactions.............................       23

                                Table of Contents
                                   (continued)


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                                                                                               -------

        12.2   Exemption from Transfer Taxes...............................................       24

        12.3   Exculpation, Releases, and Indemnification..................................       24

        12.4   Termination of Creditors' Committee.........................................       25

        12.5   Amendment or Modification of the Plan; Severability.........................       25

        12.6   Revocation or Withdrawal of the Plan........................................       25

        12.7   Binding Effect..............................................................       26

        12.8   Notices.....................................................................       26

        12.9   Post-Effective Date Professional Fees.......................................       27

        12.10  Payment of Statutory Fees and Related Post-Confirmation
               Requirements................................................................       27

        12.11  Governing Law...............................................................       27

        12.12  Withholding and Reporting Requirements......................................       27

        12.13  Plan Supplement.............................................................       27

        12.14  Headings....................................................................       27

        12.15  Exhibits and Schedules......................................................       27

        12.16  Filing of Additional Documents..............................................       28

EXHIBITS(1)

Exhibit A - Amended Certificate of Incorporation
            of Reorganized GMI
Exhibit B - Amended By-laws of Reorganized GMI
Exhibit C - New GMI Term Loan Notes Indenture
Exhibit D - General Unsecured Creditors' Payment Agent Agreement
Exhibit E - Agreements With Robert C. Guccione and Certain Non-Debtor Affiliates

SCHEDULES(1)

Schedule 6.5 - Summary of Terms of Exit Financing Facility
Schedule 7.1 - Assumed Executory Contracts

--------

(1) Will be filed as part of the Plan Supplement no later than five (5) Business Days prior to the date scheduled for filing objections to confirmation of the Plan.

               General Media, Inc. ("GMI") and its direct and indirect subsidiaries listed below(2) (collectively, the "Debtors" or the "Company"), hereby propose the following Joint Plan of Reorganization pursuant to Section 1121(a) of title 11 of the United States Code:

               All holders of Claims and Interests are encouraged to read the Plan and the Disclosure Statement in their entirety before voting to accept or reject the Plan.

               Subject to the restrictions on modifications set forth in Section 1127 of the Bankruptcy Code and those restrictions on modifications set forth in
Article 12.5 of the Plan, the Debtors reserve their right to alter, amend or modify the Plan one or more times before its substantial consummation.

                                    ARTICLE I

                      DEFINITION AND CONSTRUCTION OF TERMS

               Definitions. As used herein, the following terms have the respective meanings specified below, unless the context otherwise requires:

        1.1 Administrative Expense Claim means any Claim for payment of an administrative expense of a kind specified in Section 503(b) of the Bankruptcy Code and entitled to priority pursuant to Section 507(a)(1) of the Bankruptcy Code, including, without limitation, all of the Debtors' obligations under the DIP Credit Facility, any actual and necessary expenses of preserving the estates of the Debtors, any actual and necessary expenses of operating the business of the Debtors, all compensation or reimbursement of expenses allowed by the Bankruptcy Court under Section 330 or 503 of the Bankruptcy Code, including without limitation the actual, necessary expenses of members of the Creditors' Committee and all amounts awarded under Section 503(b)(3) and (4) of the Bankruptcy Code based upon a substantial contribution to the Chapter 11 Cases.

        1.2    Allowed means

                      with respect to a Claim other than a Senior Note Claim, a
               Claim or any portion thereof (a) that has been allowed pursuant to a Final Order, (b) for which a proof of claim bar date has been established and a proof of claim has been timely filed with the Bankruptcy Court pursuant to the Bankruptcy Code, the Bankruptcy Rules or any Final Order of the Bankruptcy Court, and as to which either (i) no objection to its allowance has been filed within the applicable period of limitation fixed by the Bankruptcy Code, the Bankruptcy Rules, or by any Final Order of the Bankruptcy Court, or (ii) any objection to its allowance has been settled, withdrawn, or has been denied by a Final Order, or
               (c) that has been expressly allowed in the Plan;

                      with respect to a Senior Note Claim, any such Claim as is
               properly reflected in the records of the registrar for the Senior Notes or any agent thereof pursuant to the Senior Note Indenture and allowed in the amount set forth in

--------

(2) The Debtors in the above-captioned cases are General Media, Inc. ("GMI") and its direct and indirect debtor subsidiaries, General Media Art Holding, Inc., General Media Communications, Inc., General Media Entertainment, Inc., General Media (UK), Ltd., GMCI Internet Operations, Inc., GMI On-Line Ventures, Ltd., Penthouse Images Acquisitions, Ltd. and Pure Entertainment Telecommunications, Inc.

               Section 3.2.1 hereof;

                      with respect to GMI Preferred Stock, any such Interest as
               is properly reflected in the records of the transfer agent for GMI Preferred Stock at the close of business on the Effective Date;

                      with respect to GMI Common Stock, any such Interest as is
               properly reflected in the records of the transfer agent for GMI Common Stock at the close of business on the Effective Date;

                      with respect to a GMI Warrant, any such Interest as is
               properly reflected in the records of the transfer agent for GMI Warrants at the close of business on the Effective Date; and

                      with respect to Interests in Subsidiary Debtors, any such
               Interest as is properly reflected in the records of the transfer agent for the Interests in Subsidiary Debtors at the close of business on the Effective Date.


        1.3 Amended By-laws of Reorganized GMI means new by-laws of Reorganized GMI to be adopted as of the Effective Date, substantially in the form of Exhibit B to the Plan, to be submitted in the Plan Supplement.

        1.4 Amended Certificate of Incorporation of Reorganized GMI means the Amended Certificate of Incorporation of Reorganized GMI, to be adopted as of the Effective Date, substantially in the form of Exhibit A to the Plan, to be submitted in the Plan Supplement.

        1.5 Articles of Incorporation means the Amended and Restated Articles of Incorporation of GMI in effect immediately prior to the Effective Date.

        1.6 Ballot means each of the voting forms to be distributed with the Plan and the Disclosure Statement to holders of Claims and Interests in Classes that are impaired under the terms of the Plan and are entitled to vote in connection with the solicitation of acceptances of the Plan.

        1.7 Bankruptcy Code means title 11 of the United States Code, as amended from time to time, as applicable to the Chapter 11 Cases.

        1.8 Bankruptcy Court means the United States District Court for the Southern District of New York, having jurisdiction over the Chapter 11 Cases and, to the extent of any reference made pursuant to section 157 of title 28 of the United States Code, the unit of such District Court pursuant to section 151 of title 28 of the United States Code.

        1.9 Bankruptcy Rules means the Federal Rules of Bankruptcy Procedure, the Official Bankruptcy Forms and the Federal Rules of Civil Procedure, as amended from time to time, as applicable to the Chapter 11 Cases or proceedings therein, including the Local Rules of the Bankruptcy Court.

        1.10 Business Day means any day on which commercial banks are open for business in the City and County of New York, New York other than a Saturday, Sunday or legal holiday in the State of New York.

        1.11 By-laws means the By-laws of GMI in effect immediately prior to the Effective Date.

        1.12 Cash means the legal tender of the United States of America.

        1.13 Chapter 11 Cases means the cases under chapter 11 of the Bankruptcy Code commenced by the Debtors, procedurally consolidated under the caption styled In re General Media, Inc., Case No. 03-15078 (SMB) currently pending in the Bankruptcy Court.

        1.14 Claim means (a) any right to payment from any of the Debtors, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured or (b) any right to an equitable remedy for breach of performance if such breach gives rise to a right to payment from any of the Debtors, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

        1.15 Class means a category of holders of Claims or Interests as established by the terms of Article III of the Plan.

        1.16 Commencement Date means August 12, 2003, the date on which the Debtors commenced the Chapter 11 Cases.

        1.17 Confirmation Date means the date on which the Clerk of the Bankruptcy Court enters the Confirmation Order.

        1.18 Confirmation Order means the order entered by the Bankruptcy Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

        1.19 Convenience Claim means any Unsecured Claim that (a) is for an amount of $5,000 or less or (b) has been reduced to $5,000 by the holder thereof by making the Convenience Class Election.

        1.20 Convenience Class Election shall have the meaning set forth in
Section 4.4.2 of this Plan.

        1.21 Creditors' Committee means the statutory committee of unsecured creditors appointed on August 21, 2003 by the United States Trustee in the Chapter 11 Cases pursuant to Section 1102 of the Bankruptcy Code, as such committee may be constituted from time to time.

        1.22 Cure means the distribution of Cash, or such other property as may be agreed upon by the Debtors and the recipient thereof or ordered by the Bankruptcy Court, as and to the extent required for the assumption of an unexpired lease or executory contract pursuant to the provisions of Section 365(b) of the Bankruptcy Code in an amount equal to all accrued, due, and unpaid monetary obligations, without interest, or such other amount as may be agreed upon by the parties or ordered by the Bankruptcy Court, under such executory contract or unexpired lease to the extent such obligations are enforceable under the Bankruptcy Code and applicable non-bankruptcy law.

        1.23 Debtors means GMI and each of the Subsidiary Debtors.

        1.24 Debtors in Possession means the Debtors, as debtors in possession in the Chapter 11 Cases.

        1.25 DIP Credit Agreement means that certain DIP Credit Agreement, dated as of December 5, 2003, and all related documents, instruments and agreements, by and among the DIP Lenders and the Debtors.

        1.26 DIP Credit Facility means the $7 million revolving credit facility extended to the Debtors pursuant to the DIP Credit Agreement.

        1.27 DIP Lenders means NAFT Ventures I LLC, as agent, and the lenders identified in the DIP Credit Agreement.

        1.28 Disclosure Statement means the disclosure statement relating to the Plan, as approved by the Bankruptcy Court pursuant to Section 1125 of the Bankruptcy Code, as such Disclosure Statement may be amended, modified, or supplemented from time to time.

        1.29 Effective Date means the date on which the conditions specified in
Section 10.1 of the Plan have been satisfied or waived.

        1.30 Exit Financing Facility means a credit facility in a principal amount sufficient to repay the DIP Credit Facility, pay the Cash due under the Plan on the Effective Date and provide working capital to the Reorganized Debtors. A summary of the principal terms of the Exit Financing Facility is set forth on Schedule 6.5 attached hereto and made a part hereof.

        1.31 Final Order means an order or judgment of the Bankruptcy Court as to which the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending or as to which any right to appeal, petition for certiorari, reargue or rehear shall have been waived in writing in form and substance satisfactory to the Debtors or the Reorganized Debtors or, in the event that an appeal, writ of certiorari, reargument or rehearing thereof has been sought, such order of the Bankruptcy Court shall have been determined by the highest court to which such order was appealed, or certiorari, reargument or rehearing shall have been denied and the time to take any further appeal, petition for certiorari or move for reargument or rehearing shall have expired.

        1.32 General Unsecured Claims means all Unsecured Claims against the Debtors, other than Claims in Classes 1, 3B and 4. Such Claims include, without limitation, Claims for payment for goods and services rendered to the Debtors and all Claims in respect of the rejection of leases and executory contracts.

        1.33 General Unsecured Creditors' Payment Agent means any party designated by Reorganized GMI, and acceptable to the Creditors' Committee, as agent to make distributions to holders of Class 3A General Unsecured Claims under this Plan and the New GMI Term Loan Notes Indenture.

        1.34 General Unsecured Creditors' Payment Agent Agreement means the agreement among the Reorganized Debtors and the General Unsecured Creditors' Payment Agent, and acceptable to the Creditors' Committee, substantially in the form of Exhibit D to the Plan, to be submitted in the Plan Supplement.

        1.35 GMCI means General Media Communications, Inc.

        1.36 GMI means General Media, Inc.

        1.37 GMI Common Stock means the Common Stock of GMI, par value $.01 per share, issued and outstanding prior to the Effective Date.

        1.38 GMI Preferred Stock means the Preferred Stock of GMI, issued and outstanding prior to the Effective Date.

        1.39 GMI Warrants means warrants to purchase GMI Common Stock, issued and outstanding prior to the Effective Date.

        1.40 Intercompany Claims means any Claim held by one Debtor against another Debtor.

        1.41 Interest means any equity or other ownership interest, and any option, warrant or other agreement requiring the issuance of any such equity or ownership interest.

        1.42 Interests in Subsidiary Debtors means all Interests in the Subsidiary Debtors issued and outstanding prior to the Effective Date.

        1.43 New GMI Common Stock means the common stock, par value $.01 per share, of Reorganized GMI to be issued by Reorganized GMI on and after the Effective Date.

        1.44 New GMI Term Loan Notes means the new term loan notes to be distributed to the holders of Allowed Claims in Classes 2A and 3A. The principal terms of the New GMI Term Loan Notes are set forth in Article 5.2.

        1.45 New GMI Term Loan Notes Indenture means that certain Indenture among the Reorganized Debtors and the New GMI Term Loan Notes Indenture Trustee, substantially in the form of Exhibit C to the Plan, to be submitted in the Plan Supplement.

        1.46 New GMI Term Loan Notes Indenture Trustee means the indenture trustee under the New GMI Term Loan Notes Indenture.

        1.47 Other Priority Claims means any Claims, other than a Priority Tax Claim and an Administrative Expense Claim, entitled to priority in right of payment under Section 507(a) of the Bankruptcy Code.

        1.48 Other Secured Claims means any Secured Claims other than Senior Note Claims.

        1.49 Petitions means the voluntary petitions filed with the Bankruptcy Court to commence the Chapter 11 Cases on the Commencement Date.

        1.50 Plan means this chapter 11 plan of reorganization (including all exhibits and schedules annexed hereto and included in the Plan Supplement), either in its present form or as it may be altered, amended, or modified from time to time.

        1.51 Plan Supplement means the forms of documents specified in Section
12.12 of the Plan.

        1.52 Postconfirmation List means the United States Trustee, the Debtors, the Debtors' attorneys, the Creditors' Committee's attorneys (until termination of any such Committee's operations pursuant to Section 12.4 of the Plan), the DIP Lenders' attorneys, attorneys for the majority holders of Class 2A Senior Notes, and those parties that, subsequent to the Confirmation Date, file with the Court and serve upon the Debtors and their attorneys written requests for special notice as provided by the terms of the Plan, which requests, in order to be effective, must include street addresses and telephone and telecopy numbers for purposes of service; provided that parties may be eliminated from such list from time to time by order of the Bankruptcy Court, pursuant to motions of the Debtors on notice to the then-constituted Postconfirmation List, upon a showing that such parties no longer hold material Interests or Claims in the Chapter 11 Cases, or no longer require notice.

        1.53 Priority Tax Claims means Claims of a governmental unit of a kind specified in Sections 502(i) and 507(a)(7) of the Bankruptcy Code.

        1.54 Pro Rata means, regarding Claims, the ratio of the amount of an Allowed Claim in a particular Class to the aggregate amount of Allowed Claims in such Class.

        1.55 Reinstated or Reinstatement means leaving a Claim unimpaired in accordance with the provisions of Section 1124 of the Bankruptcy Code, thereby entitling the holder of such Claim to, but not more than, (a) reinstatement of the original maturity of the obligations on which such Claim is based and (b) payment, as provided herein, of an amount of Cash consisting solely of the sum of (i) matured but unpaid principal installments, without regard to any acceleration of maturity, accruing prior to the Effective Date, (ii) accrued but unpaid interest as of the Commencement Date, and (iii) reasonable fees, expenses, and charges, to the extent such fees, expenses, and charges are allowed under the Bankruptcy Code and are provided for in the agreement or agreements on which such Claim is based; provided, however, that any contractual right that does not pertain to the payment when due of principal and interest on the obligation on which such Claim is based, including, but not limited to, financial covenant ratios, negative pledge covenants, covenants or restrictions on merger or consolidation, and affirmative covenants regarding corporate existence, prohibiting certain transactions or actions contemplated by the Plan, or conditioning such transactions or actions on certain factors, shall not be reinstated in order to accomplish Reinstatement; provided further, that upon the reinstatement set forth herein, the interest rate of such obligations shall be the non-default interest rate notwithstanding any default on account of such obligations.

        1.56 Reorganized Debtors means, collectively, the Debtors, or any successors thereto by merger, consolidation or otherwise, on and after the Effective Date.

        1.57 Reorganized GMI means GMI, or any successor thereto by merger, consolidation or otherwise, on and after the Effective Date.

        1.58 Schedules means the schedules of assets and liabilities and the statements of financial affairs filed by the Debtors as required by Section 521 of the Bankruptcy Code and Bankruptcy Rule 1007, and all amendments thereto.

        1.59 Secured Claims means Allowed Claims held by any entity to the extent of the value, as set forth in the Plan or as determined by a Final Order of the Bankruptcy Court pursuant to Section 506(a) of the Bankruptcy Code, of any interest in property of the Debtors' estates securing such Allowed Claim.

        1.60 Senior Note Claims means all Claims directly or indirectly arising from or under or related in any way to the Senior Note Indenture, the Senior Notes, and any of the documents, instruments and agreements relating thereto, as amended, supplemented or modified, including reasonable and actual costs and fees.

        1.61 Senior Note Indenture means that certain Indenture dated December 21, 1993, among the Debtors and the Senior Note Indenture Trustee, as supplemented and amended by the First Supplemental Indenture dated as of May 19, 1999, the Second Supplemental Indenture dated as of March 29, 2001, the Third Supplemental Indenture dated as of August 1, 2002 and the Fourth Supplemental Indenture dated as of November 12, 2002.

        1.62 Senior Note Indenture Trustee means the indenture trustee under the Senior Note Indenture.

        1.63 Senior Notes means GMI's 15% Senior Notes due 2004 issued under or pursuant to the Senior Note Indenture.

        1.64 Subsidiary means any entity of which GMI owns directly or indirectly more than 50% of the outstanding capital stock or other equity interests.

        1.65 Subsidiary Debtors means each of the direct and indirect subsidiaries of GMI listed in footnote 2 of this Plan, which are Debtors in the Chapter 11 Cases.

        1.66 Unsecured Claim means any Claim that is not a Secured Claim, Administrative Expense Claim, Priority Tax Claim or Other Priority Claim.

                      Other Terms. Any term used herein that is not defined herein shall have the meaning ascribed to that term, if any, in the Bankruptcy Code.

                      Construction of Certain Terms.

                      i. The words "herein," "hereof," "hereto," "hereunder," and others of similar import refer to the Plan as a whole and not to any particular section, subsection, or clause contained in the Plan.

                      ii. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, the feminine and the neuter.


                                   ARTICLE II

                           TREATMENT OF ADMINISTRATIVE
                     EXPENSE CLAIMS AND PRIORITY TAX CLAIMS

        2.1 Administrative Expense Claims. Except to the extent that the holder of an Allowed Administrative Expense Claim agrees to a different treatment, the Reorganized Debtors shall provide to each holder of an Allowed Administrative Expense Claim (a) Cash in an amount equal to such Allowed Administrative Expense Claim on the latest of (i) the Effective Date, (ii) the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim and (iii) the date such Allowed Administrative Expense Claim is due in accordance with the terms and conditions of the particular transactions or governing documents or (b) such other treatment as the Debtors and such holders shall have agreed upon in writing, provided, however, that Allowed Administrative Expense Claims (other than Claims under Section 330 of the Bankruptcy Code) representing obligations incurred in the ordinary course of business of, or assumed by, the Debtors in Possession shall be paid in full and performed by the Reorganized Debtors in the ordinary course of business in accordance with the terms and conditions of the particular transactions and any agreements relating thereto.

        2.2 Priority Tax Claims. Except to the extent that the holder of an Allowed Priority Tax Claim agrees to a different treatment, the Reorganized Debtors shall pay to each holder of an Allowed Priority Tax Claim, at the sole option of the Reorganized Debtors, (a) Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date and the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, (b) equal annual Cash payments in arrears in an aggregate amount equal to such Allowed Priority Tax Claim, together with interest at a fixed annual rate equal to five percent (5%), over a period through the sixth anniversary of the date of assessment of such Allowed Priority Tax Claim, (c) upon such other terms determined by the Bankruptcy Court to provide the holder of such Allowed Priority Tax Claim deferred Cash payments having a value, as of the Effective Date, equal to such Allowed

Priority Tax Claim or (d) such other treatment as the Debtors and such holders shall have agreed upon in writing.

                                   ARTICLE III

                     CLASSIFICATION OF CLAIMS AND INTERESTS

        The following is a designation of the Classes of Claims and Interests in the Plan. Administrative Expense Claims and Priority Tax Claims have not been classified and are excluded from the following Classes in accordance with the provisions of Section 1123(a)(1) of the Bankruptcy Code. The treatment accorded Administrative Expense Claims and Priority Tax Claims is set forth in Article II, above. Consistent with Section 1122 of the Bankruptcy Code, a Claim or Interest is classified by the Plan in a particular Class only to the extent that the Claim or Interest is within the description of the Class and is classified in a different Class to the extent the Claim or Interest is within the description of that different Class.

        3.1 Class 1 (Other Priority Claims) consists of all Other Priority Claims against the Debtors.

        3.2 Class 2 (Secured Claims) consists of all Secured Claims, each of which shall be within a separate subclass (with each subclass to be deemed a separate class for all purposes under applicable provisions of the Bankruptcy
Code), as follows:

                3.2.1 Class 2A (Senior Note Claims) consists of all Senior Note Claims. Notwithstanding anything herein to the contrary, the Senior Note Claims shall be deemed to be Allowed Claims in the aggregate principal amount of $39,896,820, plus all accrued and unpaid interest thereon, together with all accrued and unpaid fees and charges under the Senior Note Indenture.

                3.2.2 Class 2B (Other Secured Claims) consists of all Other Secured Claims.

        3.3 Class 3 (Unsecured Claims) consists of all Unsecured Claims, each of which shall be within a separate subclass (with each subclass to be deemed a separate class for all purposes under applicable provisions of the Bankruptcy
Code), as follows:

                3.3.1 Class 3A (General Unsecured Claims) consists of all General Unsecured Claims against the Debtors.

                3.3.2 Class 3B (Intercompany Claims) consists of all Intercompany Claims.

        3.4 Class 4 (Convenience Claims) consists of all Convenience Claims against the Debtors, including the Allowed Claims of all holders of Allowed Class 3A General Unsecured Claims who make the Convenience Class Election.

        3.5 Class 5 (GMI Preferred Stock) consists of all Interests directly or indirectly arising from or under, or relating in any way, to shares of GMI Preferred Stock.

        3.6 Class 6 (Interests in Subsidiary Debtors) consists of all Interests directly or indirectly arising from or under, or relating in any way, to the Subsidiary Debtors.

        3.7 Class 7 (GMI Common Stock) consists of all Interests directly or indirectly arising from or under, or relating in any way, to shares of GMI Common Stock.

        3.8 Class 8 (GMI Warrants) consists of all Interests directly or indirectly arising from or under, or relating in any way, to GMI Warrants.

                                   ARTICLE IV

                        TREATMENT OF CLAIMS AND INTERESTS

        4.1    Class 1 - Other Priority Claims

                        (i) Nonimpairment. Class 1 is unimpaired by the Plan. Each holder of an Allowed Claim in Class 1 is conclusively presumed to have accepted the Plan as a holder of a Class 1 Claim and is not entitled to vote to accept or reject the Plan.

                        (ii) Distributions. The Reorganized Debtors shall pay to each holder of an Allowed Claim in Class 1 Cash in an amount equal to such Allowed Claim on the later of the Effective Date and the date such Claim becomes an Allowed Claim. All Class 1 Claims consisting of customer deposits for subscriptions to the Debtors' publications and internet websites shall be satisfied by means of the assumption of such subscription obligations and the future delivery of the publications and access to such internet websites to such customers in satisfaction of such customer deposit obligations.

        4.2    Class 2 -- Secured Claims

                4.2.1 Class 2A (Senior Note Claims)

                        (i) Impairment. Class 2A is impaired by the Plan. Each holder of an Allowed Claim in Class 2A is entitled to vote to accept or reject the Plan.

                        (ii) Distributions. On the Effective Date, in full satisfaction of its Senior Note Claim, each holder of an Allowed Class 2A Senior Note Claim that has voted to accept the Plan shall receive on the Effective Date its Pro Rata share of (i) 1,000,000 shares of New GMI Common Stock and (ii) New GMI Term Loan Notes in the principal amount of $27,000,000, multiplied by the aggregate percentage of Allowed Class 2A Senior Note Claims held by the holders of such Claims which have voted to accept the Plan. Each holder of an Allowed Class 2A Senior Note Claim which votes to reject the Plan shall receive on the Effective Date, in full satisfaction of its Senior Note Claim, Cash in the amount of its Allowed Class 2A Senior Note Claim, plus all accrued and unpaid interest thereon through the Effective Date.

                        (iii) Cancellation of Senior Notes. On the Effective
                              Date, all Senior Notes and the Senior Note
                              Indenture shall be canceled, except to the extent provided in Section 6.6.

                        (iv)  Senior Note Indenture Trustee Expenses. Subject to
                              (i) the applicable provisions of the Bankruptcy Code and (ii) Bankruptcy Court authorization and approval to the extent necessary, the Senior Note Indenture Trustee shall be entitled to payment in full in Cash on the Effective Date for its reasonable and actual fees, costs and expenses as provided under the Senior Note Indenture, notwithstanding any contrary provision in the Plan.

                4.2.2 Class 2B (Other Secured Claims)

                        (i) Nonimpairment. Class 2B is unimpaired by the Plan. Each holder of an Allowed Claim in Class 2B is conclusively presumed to have accepted the Plan as a holder of a Class 2B Claim and is not entitled to vote to accept or reject the Plan.

                        (ii) Distributions. On the Effective Date, the Other Secured Claims, if any, in Class 2B shall be Reinstated or receive such other treatment as the Debtors and such holders shall have agreed upon in writing.

                        (iii) Retention of Liens. Each holder of a Claim in
                              Class 2B shall retain the liens securing such holder's Secured Claim as of the Effective Date.

        4.3    Class 3 -- Unsecured Claims

                4.3.1 Class 3A (General Unsecured Claims)

                        (i) Impairment. Class 3A is impaired by the Plan. Each holder of an Allowed Class 3A General Unsecured Claim is entitled to vote to accept or reject the Plan.

                        (ii) Distributions. On the Effective Date, in full satisfaction of its General Unsecured Claim, each holder of an Allowed Class 3A Claim shall receive its Pro Rata share of (i) Cash in the amount of

                              $2,000,000 and (ii) $3,000,000 principal amount of the New GMI Term Loan Notes.

                4.3.2 Class 3B (Intercompany Claims)

                        (i) Nonimpairment. Class 3B is unimpaired by the Plan. Each holder of an Allowed Claim in Class 3B is conclusively presumed to have accepted the Plan as a holder of an Allowed Class 3B Claim and is not entitled to vote to accept or reject the Plan.

                        (ii) Distributions. On the Effective Date, each Claim in Class 3B shall be Reinstated.

        4.4    Class 4 -- Convenience Class Claims

                4.4.1 Impairment. Class 4 is impaired by the Plan. Each holder of an Allowed Claim in Class 4 is entitled to vote to accept or reject the Plan.

                4.4.2 Distributions. Except to the extent that a holder of an Allowed Convenience Claim has agreed to receive other, lesser treatment, each such holder shall receive Cash in the amount equal to the lesser of (i) $1,000 or (ii) 20% of its Allowed Convenience Claim in full satisfaction and release of such Claim. Each holder of an Allowed Class 3A General Unsecured Claim exceeding $5,000 in the aggregate that voluntarily elects to reduce its Claim to $5,000 (the "Convenience Class Election") shall receive $1,000. If the holder of an Allowed Class 3A General Unsecured Claim is entitled to make the Convenience Class Election but fails to do so, or improperly completes the ballot provided, such holder will be entitled to receive the treatment afforded a Claim in Class 3A.

        4.5    Class 5 -- GMI Preferred Stock

                4.5.1 Impairment. Class 5 is impaired by the Plan. Because no distribution will be made to holders of Class 5 Interests nor shall such holders retain any property on account of such Interests, the holders of Class 5 Interests are deemed to have rejected the Plan and are not entitled to vote to accept or reject the Plan.

                4.5.2 Distributions. No distribution shall be made to holders of GMI Preferred Stock in Class 5 on account of such Interests, and all shares of such GMI Preferred Stock shall be canceled on the Effective Date.

        4.6    Class 6-- Interests in Subsidiary Debtors

                4.6.1 Impairment. Class 6 is impaired by the Plan. Each holder of an Allowed Interest in Class 6 is entitled to vote to accept or reject the Plan.

                4.6.2 Distributions. On the Effective Date, all Interests in each Subsidiary Debtor shall be canceled and 100 shares of newly issued common stock in each Subsidiary Debtor shall be issued to the relevant parent company, GMCI or GMI, as the case may be.

        4.7    Class 7 -- GMI Common Stock

                4.7.1 Impairment. Class 7 is impaired by the Plan. Because no distribution will be made to holders of Class 7 Interests nor shall such holders retain any property on account of such Interests, the holders of Class 7 Interests are deemed to have rejected the Plan and are not entitled to vote to accept or reject the Plan.

                4.7.2 Distributions. No distribution shall be made to holders of GMI Common Stock in Class 7 on account of such Interests, and all shares of such GMI Common Stock shall be canceled on the Effective Date.

        4.8    Class 8 -- GMI Warrants

                4.8.1 Impairment. Class 8 is impaired by the Plan. Because no distribution will be made to holders of Class 8 Interests nor shall such holders retain any property on account of such Interests, the holders of Class 8 Interests are deemed to have rejected the Plan and are not entitled to vote to accept or reject the Plan.

                4.8.2 Distributions. No distribution shall be made to holders of GMI Warrants in Class 8 on account of such Interests, and such GMI Warrants shall be canceled on the Effective Date.

                                    ARTICLE V

                          PROVISIONS OF NEW SECURITIES
                        TO BE ISSUED PURSUANT TO THE PLAN

        5.1 New GMI Common Stock. The principal terms of the New GMI Common Stock shall be as follows:

                      (1)    Authorization: 10,000,000 shares.

                      (2)    Par Value: $.01 per share.

                      (3)    Voting: One vote per share.

                      (4)    Preemptive Rights: None.

                      (5) Registration: Shall be deemed a registered public offering under Section 1145(c) of the Bankruptcy Code.

                      (6)    Anti-Dilution Provisions: None.

        5.2 New GMI Term Loan Notes. The principal terms of the New GMI Term Loan Notes shall include:

                      (1) Principal: $30,000,000, subject to downward adjustment, depending upon the amount of Allowed Senior Note Claims which are voted to accept or reject the Plan as set forth in Section 4.2.1. If none of the holders of Allowed Senior Note Claims vote to reject the Plan, the aggregate principal amount of the New GMI Term Loan Notes will be $30 million.

                      (2) Interest Rate: 13%, payable in kind for first 3 years and in Cash thereafter until maturity.

                      (3)    Principal Amortization:  None.

                      (4)    Maturity:  7 years.

                      (5)    Prepayment Penalty:  None.

                      (6) Collateral: First priority liens on all Reorganized GMI's assets, subordinated to lien granted to secure Exit Financing Facility.

                      (7) Guaranty: All reorganized Subsidiary Debtors shall execute a guaranty secured by first priority liens on their respective assets, which liens shall be subordinated to lien granted to secure Exit Financing Facility.

                      (8)    Representations and Warranties: Usual
                             representations and warranties, including, but not limited to, corporate existence and good standing, authority to enter into loan documentation, governmental and court approvals, non-violation of other agreements, financial statements, litigation, compliance with environmental, pension and other laws, taxes, insurance, absence of material adverse change, and priority of the lender's liens.

                      (9) Events of Default: Usual events of default, including, but not limited to, payment, cross-default, violation of covenants, breach of representations or warranties, bankruptcy or insolvency, judgment, ERISA, environmental and change of control.

                      (10) Other Covenants: Usual covenants, including, but not limited to, provision of financial statements, notices of litigation, defaults and unmatured defaults and other information, compliance with pension, environmental and other laws, inspection of properties, books and records, maintenance of insurance, limitations with respect to liens and encumbrances, dividends and retirement of capital stock, guarantees, sale and lease back transactions, consolidations and mergers, investments, capital expenditures, loans and advances, indebtedness, operating leases, transactions with affiliates, prepayment of other indebtedness and amendments to material agreements.

                      (11) New Term Loan Notes Indenture Trustee: To be determined on or before the Effective Date.

                                   ARTICLE VI

                  MEANS OF IMPLEMENTATION, PROVISIONS REGARDING
                   VOTING AND DISTRIBUTIONS UNDER THE PLAN AND
               TREATMENT OF DISPUTED, CONTINGENT, AND UNLIQUIDATED
               ADMINISTRATIVE EXPENSE CLAIMS, CLAIMS AND INTERESTS

        6.1    Voting of Claims and Interests

                6.1.1 In General. Each holder of Allowed Claims and Interests in an impaired Class shall be entitled to vote separately to accept or reject the Plan as provided in the order entered by the Bankruptcy Court establishing certain procedures with respect to the solicitation and tabulation of votes to accept or reject the Plan.

                6.1.2 Controversy Concerning Impairment. In the event of a controversy as to whether any Claim or Class of Claims or Interests is impaired under the Plan, the Bankruptcy Court shall, after notice and a hearing, determine such controversy.

        6.2    Method of Distributions Under the Plan

                6.2.1 In General. All distributions under the Plan shall be made by the Reorganized Debtors, except distributions to (i) the holders of Allowed Class 3A General Unsecured Claims, which shall be made by the General Unsecured Creditors' Payment Agent, who in turn shall administer the distributions to the holders of Class 3A Claims in accordance with the General Unsecured Creditors' Payment Agent Agreement and (ii) the holders of Allowed Class 2A Senior Note Claims governed by the Senior Indenture, which shall be made to the Senior Note Indenture Trustee, who shall administer distributions in accordance with the provisions of the Senior Note Indenture. To the extend that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall be allocated first to the principal amount of the claim (as determined for federal income tax purposes) and then, to the extent the consideration exceeds the principal amount of the Allowed Claim, to accrued but unpaid interest. With respect to all Claims, the Debtors and the General Unsecured Creditors' Payment Agent shall be entitled to rely on the most current claims register provided by The Garden City Group, Inc. prior to twenty (20) days before the Confirmation Date.

               The General Unsecured Creditors' Payment Agent shall receive reasonable and customary fees as set forth in the General Unsecured Creditors' Payment Agent Agreement to be filed in the Plan Supplement. In addition, the General Unsecured Creditors' Payment Agent shall (i) obtain a bond in the amount of $2,000,000 to secure the Cash to be distributed to holders of Class 3A and
(ii) notify the Bankruptcy Court and the United States Trustee prior to terminating such bond.

                6.2.2 Distributions of Cash. Any payment of Cash made by the Reorganized Debtors or the General Unsecured Creditors' Payment Agent pursuant to the Plan shall be made by check and payment shall be deemed made when the check is transmitted.

                6.2.3 Timing of Distributions. Any payment or distribution required to be made under the Plan on a day other than a Business Day shall be due on the next succeeding Business Day. All payments or distributions due on the Effective Date shall be made thereon or as soon as practicable thereafter, but in no event later than ten (10) calendar days after the Effective Date.

                6.2.4 Senior Note Indenture Trustee's Fees and Expenses. The Senior Note Indenture Trustee shall be entitled to payment from Reorganized GMI for the Senior Note Indenture Trustee's reasonable fees and reimbursement of the Senior Note Indenture Trustee's actual and reasonable costs and expenses incurred in connection with the Senior Note Indenture Trustee's making distributions under the Plan.

                6.2.5 Hart-Scott-Rodino Compliance. Any shares of New GMI Common Stock to be distributed under the Plan to any entity required to file a Premerger Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, shall not be distributed until the notification and waiting periods applicable under such Act to such entity, if any, shall have expired or been terminated.

                6.2.6 Minimum Distributions. Payment of Cash less than twenty-five dollars ($25) need not be made by Reorganized GMI to any holder of a Claim unless a request therefor is made in writing to Reorganized GMI within one year following the Effective Date.

                6.2.7 Fractional Shares. Notwithstanding any other provision in the Plan to the contrary, no fractional shares of New GMI Common Stock shall be issued pursuant to the Plan. Whenever any payment of a fraction of a share of New GMI Common Stock would otherwise be required under the Plan, the actual distribution made shall reflect a rounding of such fraction to the nearest whole share (up or down), with half shares or less being rounded down and fractions in excess of half of a share being rounded up.

                6.2.8 Unclaimed Distributions

                      (1) Any Cash or other distributions pursuant to the Plan, including but not limited to any distributions of interest, that are unclaimed for a period of one (1) year after distribution thereof shall be forfeited and revested in the Reorganized Debtors.

                      (2) Any distribution made on behalf of a holder of a Class 2A Claim or Class 3A Claim to the General Unsecured Creditors' Payment Agent or Senior Note Indenture Trustee pursuant to the Plan that is unclaimed by the holder of a Class 2A Claim or Class 3A Claim for a period of one (1) year after distribution thereof shall be forfeited and returned to and revested in Reorganized GMI.

        6.3 Distributions Relating to Disputed Claims. Cash, New GMI Term Loan Notes and shares of New GMI Common Stock shall be distributed by Reorganized GMI, the General Unsecured Creditors' Payment Agent or the Senior Note Indenture Trustee, as the case may be, to a holder of a Disputed Administrative Expense Claim or disputed Claim when, and to the extent that, such Disputed Administrative Expense Claim or disputed Claim becomes an Allowed Administrative Expense Claim or Allowed Claim pursuant to a Final Order.

        6.4 Resolution of Disputed Administrative Expense Claims and Disputed Claims. Unless otherwise ordered by the Bankruptcy Court after notice and a hearing (and except as to applications for allowances of compensation and reimbursement of expenses, under Sections 330 and 503 of the Bankruptcy Code), the Debtors from and after the Effective Date shall have the exclusive right to make and file objections to Administrative Expense Claims and Claims.

        6.5 Refinancing of DIP Credit Facility. On the Effective Date, the Reorganized Debtors will enter into the Exit Financing Facility, the proceeds of which will be used to repay all of the Debtors' obligations under the DIP Credit Facility, pay the Cash due under the Plan on the Effective Date and provide working capital to the Reorganized Debtors. The principal terms of the Exit Financing Facility are set forth on Schedule 6.5 annexed hereto and made a part hereof.

        6.6    Cancellation and Surrender of Existing Securities and Agreements

                      (1) On the Effective Date, except as otherwise provided herein, (i) all promissory notes and other instruments evidencing any Claims under the DIP Credit Facility or any Senior Note Claims, will be terminated, canceled and extinguished and will have no further legal effect other than as evidence of any right to receive distributions under the Plan and (ii) the Senior Note Indenture shall be terminated and canceled, provided, however, that the Senior Note Indenture shall continue in effect solely for the purposes of (A) allowing the Senior Note Indenture Trustee to make the distributions to be made on account of the Senior Note Claims under the Plan, (B) permitting the Senior Note Indenture Trustee to maintain any rights or liens it may have for fees, costs and expenses under the Senior Note Indenture and (C) preserving the rights, protections and immunities of the Senior Note Indenture Trustee as set forth in the applicable documents. Also on the Effective Date, all existing shares of GMI Preferred Stock and GMI Common Stock, Interests in the Subsidiary Debtors, and GMI Warrants will be canceled and extinguished, and will have no further legal effect.

                      (2) Each holder of a promissory note or other instrument evidencing an obligation under the DIP Credit Facility shall surrender such promissory note or instrument to Reorganized GMI. The holders of Class 2A Senior Note Claims shall deliver to the Senior Note Indenture Trustee standard and customary evidence of their Senior Notes. No distribution of property hereunder shall be made to or on behalf of any such holders unless and until such promissory note, share certificate or instrument is received by Reorganized GMI or the Senior Note Indenture Trustee, as the case may be, or the unavailability of such note or instrument is established to the reasonable satisfaction of Reorganized GMI. Reorganized GMI may require any entity delivering an affidavit of loss and indemnity to furnish a surety bond in form and substance (including, without limitation, with respect to amount) reasonably satisfactory to Reorganized GMI from a surety company satisfactory to Reorganized GMI. Any holder that fails within one (1) year after the date of entry of the Confirmation Order (i) to surrender or cause to be surrendered such promissory note, share certificate or instrument, (ii) to execute and deliver an affidavit of loss and indemnity reasonably satisfactory to Reorganized GMI, or
                              (iii) if requested, to furnish a bond reasonably satisfactory to Reorganized GMI upon request, shall be deemed to have forfeited all rights, Claims, and interests and shall not participate in any distribution hereunder.

                                   ARTICLE VII

                    EXECUTORY CONTRACTS AND UNEXPIRED LEASES

        7.1 Assumption or Rejection of Executory Contracts and Unexpired Leases

                7.1.1 Executory Contracts. Except as otherwise provided herein or by the Confirmation Order, as of the Effective Date, all executory contracts (other than unexpired leases) that exist between any Debtor and any person shall be deemed rejected as of the Effective Date, including without limitation all indemnification obligations described in Section 7.2 hereof and all benefit obligations described in Sections 7.3 and 7.4 hereof, except for any executory contract (i) which has been assumed pursuant to an order of the Bankruptcy Court entered on or prior to the Confirmation Date, (ii) set forth in Schedule 7.1 hereto to be filed on or prior to five (5) Business Days prior to the date set for filing objections to confirmation of the Plan, or (iii) as to which a motion for approval of the assumption of such contract has been filed and served on or prior to the Confirmation Date. The executory contracts specified in Schedule
7.1 hereto shall be deemed assumed as of the Effective Date. Each Debtor shall pay all amounts that have come due and owing on or before the Effective Date with respect to its respective obligations under assumed executory contracts immediately upon resolution of amounts thereby owing, and execution of appropriate documents evidencing withdrawal of claims therefor, or upon further order of the Bankruptcy Court.

                7.1.2 Unexpired Leases. Except as otherwise provided herein or by the Confirmation Order, as of the Effective Date, all unexpired leases that exist between any Debtor and any person shall be deemed assumed as of the Effective Date, except for any unexpired lease (i) which has been rejected pursuant to an order of the Bankruptcy Court entered on or prior to the Confirmation Date or by operation of law, or (ii) as to which a motion for approval of the rejection of such lease has been filed and served on or prior to the Confirmation Date. Each Debtor shall pay all amounts that have come due and owing on or before the Effective Date with respect to its respective obligations under assumed leases immediately upon resolution of amounts thereby owing, and execution of appropriate documents evidencing withdrawal of claims therefor, or upon further order of the Bankruptcy Court.

                7.1.3 Approval of Assumption or Rejection of Leases and Contracts. Entry of the Confirmation Order shall constitute (i) the approval, pursuant to Section 365(a) of the Bankruptcy Code, of the assumption or rejection, as the case may be, of the executory contracts and unexpired leases assumed or rejected pursuant to Sections 7.1.1 and 7.1.2 hereof, (ii) the extension of time pursuant to Section 365(d)(4) of the Bankruptcy Code within which the Debtors may assume or reject the executory contracts and unexpired leases specified in Sections 7.1.1 and 7.1.2 hereof through the date of entry of an order approving the assumption or rejection of such contracts and leases and
(iii) the disallowance of all Claims arising from contracts and leases assumed prior to or as of the Effective Date.

                7.1.4 Cure of Defaults. On the Effective Date, each of the Reorganized Debtors shall Cure any and all defaults under any executory contract or unexpired lease it respectively assumed pursuant to the Plan in accordance with Section 365(b)(1) of the Bankruptcy Code.

                7.1.5 Bar Date for Filing Proofs of Claim Relating to Executory Contracts Rejected Pursuant to the Plan. Unless the Bankruptcy Court fixes a different time period pursuant to an order approving the rejection of a contract or lease, Claims arising out of the rejection of an executory contract pursuant to this Section 7.1 must be filed with the Bankruptcy Court no later than thirty
(30) days after notice of entry of an order approving the rejection of such contract or lease. Any Claims not filed within such time will be forever barred from assertion against the estates, the Reorganized Debtors and their property and will not receive any distributions under the Plan. Unless otherwise ordered by the Bankruptcy Court, all Claims arising from the rejection of executory contracts and unexpired leases shall be treated as Class 3A Claims under the Plan.

        7.2 Indemnification Obligations. For purposes of the Plan, the obligations of each Debtor to indemnify, reimburse or limit the liability of its present and any former directors, officers or employees that were directors, officers or employees on or after the Commencement Date (the "Covered Persons") against any obligations pursuant to their Articles of Incorporation, By-laws, similar organizational documents, applicable state law or specific agreement, or any combination of the foregoing, shall survive confirmation of the Plan, remain unaffected thereby, and not be discharged irrespective of whether indemnification, reimbursement or limitation is owed in connection with an event occurring before, on, or after the Commencement Date; provided, however, that except as set forth in this paragraph, the rights and obligations of the Reorganized Debtors in respect of the foregoing shall be satisfied solely from coverage afforded under any applicable director, officer and corporation liability insurance policies of the Company in effect as of the Commencement Date (the "D&O Insurance"), up to the limits thereof. Nothing in this section shall be construed to limit the effect of any existing right that the Covered Persons may have directly from the D&O Insurance. Any indemnification obligations of the Company to Covered Persons that are not satisfied pursuant to this section shall be discharged in accordance with Section 9.2 of the Plan and Sections 524 and 1141 of the Bankruptcy Code.

        7.3 Compensation and Benefit Programs. All employment and severance practices and policies, and all compensation and benefit plans, policies, and programs of each Debtor applicable to its directors, officers or employees, including, without limitation, all savings plans, retirement plans, health care plans, severance benefit plans, incentive plans, workers' compensation programs and life, disability and other insurance plans are treated as executory contracts under the Plan and are hereby rejected pursuant to Section 365(a) of the Bankruptcy Code, except for those specified in Schedule 7.1 hereto to be filed on or prior to five (5) Business

Days before the date set for filing objections to confirmation of the Plan, which executory contracts shall be deemed assumed as of the Effective Date.

        7.4 Retiree Benefits. Payments, if any, due to any person for the purpose of providing or reimbursing payments for retired employees and their spouses and dependents for medical, surgical, or hospital care benefits, or benefits in the event of sickness, accident, disability, or death under any plan, fund, or program (through the purchase of insurance or otherwise), maintained or established in whole or in part by the Debtors prior to the Commencement Date, shall be continued for the duration of the period the Debtors have obligated themselves to provide such benefits, subject to any and all modification and termination rights of the Debtors contained therein. The Debtors shall pay all amounts that have come due and owing on or before the Effective Date with respect to assumed retiree benefits immediately upon resolution of amounts thereby owing, and execution of appropriate documents evidencing withdrawal of claims therefor, or upon further order of the Bankruptcy Court.

                                  ARTICLE VIII

                         PROVISIONS REGARDING CORPORATE
                      GOVERNANCE OF THE REORGANIZED DEBTORS

        8.1 General. On the Effective Date, the management, control and operation of each of the Reorganized Debtors shall become the general responsibility of the respective Boards of Directors of the Reorganized Debtors (or as otherwise provided in its governing instruments), which shall thereafter have the responsibility for the management, control and operation of the Reorganized Debtors.

        8.2 Meetings of Stockholders. The first annual meeting of the stockholders of Reorganized GMI shall be held on a date selected by the Board of Directors of Reorganized GMI in calendar year 2004.

        8.3    Directors and Officers of Reorganized GMI

                8.3.1 Board of Directors. As of the Effective Date, the Board of Directors of the Reorganized Debtors shall initially consist of Marc H. Bell and Daniel C. Staton.

                8.3.2 Officers. The Debtors will identify the individuals who will serve as officers of the Reorganized Debtors immediately after the Effective Date in the Plan Supplement, which will be filed with the Bankruptcy Court five (5) Business Days prior to the date set for filing objections to confirmation of the Plan.

        8.4 Amended Certificate of Incorporation and Amended By-laws. Effective as of the Effective Date, the Amended Certificate of Incorporation of Reorganized GMI and Amended By-Laws of Reorganized GMI shall be adopted in substantially the form annexed hereto as Exhibits A and B, respectively.

        8.5 Issuance of New Securities. The issuance of the following securities by Reorganized GMI is hereby authorized under Section 1145 of the Bankruptcy Code without further act or action under applicable law, regulation, order, or rule:

                      (1) New GMI Term Loan Notes, the principal terms of which are summarized in Section 5.2;

                      (2) approximately 1,000,000 shares of New GMI Common Stock; and

                      (3) 100 new shares of common stock in each of the Subsidiary Debtors.

                                   ARTICLE IX

                         EFFECT OF CONFIRMATION OF PLAN

        9.1    Revesting of Assets

                      (1) The property of the estates of the Debtors shall revest in the respective Reorganized Debtors on the Effective Date.

                      (2) From and after the Effective Date, the Reorganized Debtors may operate their businesses, and may use, acquire, and dispose of their properties free of any restrictions of the Bankruptcy Code except as provided herein.

                      (3) As of the Effective Date, all property of the Debtors shall be free and clear of all Claims and Interests of holders of Claims and Interests, except as provided herein.

                      (4) Any rights or causes of action accruing to the Debtors and Debtors in Possession, including those accruing or arising under chapter 5 of the Bankruptcy Code, shall remain assets of the estates of the respective Reorganized Debtors, except for claims and causes of action against any holder of a Class 3A General Unsecured Claim or a Class 4 Convenience Claim arising under or pursuant to section 547 of the Bankruptcy Code, which the Debtors shall be deemed to release and waive on the Effective Date. To the extent necessary, the Reorganized Debtors shall be deemed representatives of the estate under Section 1123(b) of the Bankruptcy Code.

        9.2 Discharge of Debtors. The rights afforded herein and the treatment of all Claims and Interests herein shall be in exchange for and in complete satisfaction, discharge, and release of all Claims and Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Commencement Date, against the Debtors and the Debtors in Possession, or any of their assets or properties. Except as otherwise provided herein, on the Effective Date, (a) all such Claims against, and Interests in, the Debtors shall be satisfied, discharged, and released in full and (b) all persons shall be precluded from asserting against the respective Reorganized Debtors, their successors, or their assets or properties any other or further

Claims or Interests based upon any act or omission, transaction, or other activity of any kind or nature occurring prior to the Confirmation Date.

                                    ARTICLE X

                            EFFECTIVENESS OF THE PLAN

        10.1 Conditions Precedent. The Plan shall not become effective unless
(a) the Bankruptcy Court shall have entered the Confirmation Order in form and substance satisfactory to the Debtors, the DIP Lenders, the holders of a majority of Class 2A Senior Note Claims and the Creditors' Committee, providing, among other things, (i) that the New Securities to be issued to holders of Claims pursuant to the Plan are exempt from registration pursuant to Section 1145 of the Bankruptcy Code, (ii) for the approval of (A) the Amended By-laws of Reorganized GMI, (B) the Amended Certificate of Incorporation of Reorganized GMI and (C) the Exit Financing Facility, and such Order shall have become a Final Order unless such requirement of finality is waived by the Debtors and (b) the Reorganized Debtors shall have closed on the Exit Financing Facility such that the Reorganized Debtors shall have credit availability thereunder to repay the DIP Credit Facility in full, pay the Cash due under the Plan, and to provide working capital sufficient to meet their requirements as determined by the Reorganized Debtors.

        10.2 Effect of Failure of Conditions. In the event that any of the conditions specified in Section 10.1 of the Plan has not been satisfied or waived (in the manner provided in Section 10.3 below) within sixty (60) days after entry of the Confirmation Order, then the Debtors may, upon notification to the Creditors' Committee, the DIP Lenders, the holders of a majority of Class 2A Senior Note Claims and the Bankruptcy Court, terminate the Plan. Upon termination of the Plan (a) the Confirmation Order shall be vacated, (b) no distributions under the Plan shall be made, (c) the Debtors and all holders of Claims and Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred and (d) all the Debtors' obligations with respect to the Claims and Interests shall remain unchanged and nothing contained herein shall be deemed to constitute a waiver or release of any claims by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors.

        10.3 Waiver of Conditions. The conditions to effectiveness of the Plan set forth in Section 10.1 of the Plan may be waived only upon the express written consent of the Debtors, the DIP Lenders and the holders of a majority of Class 2A Senior Note Claims.

                                   ARTICLE XI

                            RETENTION OF JURISDICTION

        The Bankruptcy Court shall have exclusive jurisdiction of all matters arising out of, and related to, the Chapter 11 Cases and the Plan pursuant to, and for the purposes of, Sections 105(a) and 1142 of the Bankruptcy Code and for, among other things, the following purposes:

               A. To hear and determine pending applications for the assumption or rejection of executory contracts or unexpired leases, if any are pending, and the allowance of Claims resulting therefrom;

               B. To determine any and all pending adversary proceedings, applications, and contested matters;

               C. To hear and determine any objection to Administrative Expense Claims or to Claims;

               D. To enter and implement such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, revoked, modified, or vacated;

               E. To issue such orders in aid of execution of the Plan or in furtherance of the discharge, to the extent authorized by Section 1142 of the Bankruptcy Code;

               F. To consider any modifications of the Plan, to cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

               G. To hear and determine all applications for compensation and reimbursement of expenses of professionals under Sections 330, 331 and 503(b) of the Bankruptcy Code;

               H. To ensure that distributions and rights granted to holders of Allowed Claims and Interests are accomplished as provided herein;

               I. To hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan;

               J. To recover all assets of the Debtors and property of the estates, wherever located;

               K. To hear and determine matters concerning state, local, and federal taxes in accordance with Sections 346, 505 and 1146 of the Bankruptcy Code;

               L. To hear any other matter not inconsistent with the Bankruptcy Code; and

               M. To enter a final decree closing the Chapter 11 Cases.

                                   ARTICLE XII

                            MISCELLANEOUS PROVISIONS

        12.1 Effectuating Documents and Further Transactions. Each of the Chief Executive Officer, Chief Restructuring Officer and each Executive Vice President of each Debtor and Reorganized Debtor is authorized in accordance with his authority under the resolutions of the Board of Directors of each such Debtor or Reorganized Debtor, as the case may be, to execute, deliver, file, or record such contracts, instruments, releases, indentures and other agreements or documents and take such actions as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan and any notes or securities issued pursuant to the Plan.

        12.2 Exemption from Transfer Taxes. Pursuant to Section 1146(c) of the Bankruptcy Code, the issuance, transfer or exchange of notes or equity securities under the Plan, the creation of any mortgage, deed of trust or other security interest, the making or assignment of any lease or sublease, or the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including any deeds, bills of sale or assignments executed in connection with any of the transactions contemplated under the Plan, shall not be subject to any stamp, real estate transfer, mortgage recording or other similar tax.

        12.3 Exculpation, Releases, and Indemnification. None of the Reorganized Debtors, the Creditors' Committee, or the Senior Note Indenture Trustee, or any of their respective members, officers, directors, employees, attorneys, advisors or agents, shall have or incur any liability to any holder of a Claim or Interest, for any act or omission in connection with, or arising out of, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan except for willful misconduct or gross negligence, and, in all respects, the Reorganized Debtors, the Creditors' Committee, the Senior Note Indenture Trustee, and each of their respective members, officers, directors, employees, attorneys, advisors and agents, shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan.

               Upon the Effective Date, pursuant to Section 1123(b)(3)(A) of the Bankruptcy Code, any and all claims held by the Debtors against any present or former officers or directors shall be forever settled, waived, released and discharged, and will not be retained or enforced by the Reorganized Debtors. In addition, upon the Effective Date, any and all claims and causes of action, whether direct or derivative, against any present or former officer or director of the Debtors by any holder of a Claim or Interest under the Plan, shall similarly be forever settled, waived, released and discharged, and not be retained or enforced by such holder. Further, upon the Effective Date, any and all claims arising under or relating to the Senior Note Indenture or the Senior Notes against the non-debtor subsidiaries of Debtor GMCI, namely Penthouse Clubs International Establishment and Penthouse Financial Services, N.V., shall similarly be forever settled, waived, released and discharged and not be retained or enforced by holders of such Senior Notes.

               Subject to Sections 524 and 1141 of the Bankruptcy Code, the releases described herein shall not preclude police, tax or regulatory agencies from fulfilling their statutory duties.

               Nothing contained in this subsection is intended or shall be construed (i) to release, exculpate, limit liability of or enjoin proceedings against any person or entity from fraud, gross negligence, willful misconduct, malpractice, criminal conduct, misuse of confidential information that causes damages, or ultra vires acts or (ii) limit the liability of the professionals retained by the Debtors, the Reorganized Debtors, the Creditors' Committee and the Indenture Trustee to their respective clients pursuant to DR 6-102 of the Code of Professional Responsibility.

        12.4 Termination of Creditors' Committee. Except as otherwise provided in this section 12.4, on the date by which both (a) the Effective Date has occurred and (b) the Confirmation Order has become a Final Order, the Creditors' Committee shall cease to exist and its members, employees or agents (including, without limitation, attorneys, investment bankers, financial advisors, accountants and other professionals) shall be released and discharged from any further authority, duties, responsibilities and obligations relating to, arising from, or in connection with the Creditors' Committee. The Creditors' Committee shall continue to exist after such date (i) solely with respect to all the applications filed pursuant to section 330 and 331 of the Bankruptcy Code seeking payment of fees and expenses incurred by any professional, (ii) any post-confirmation modifications to, or motions seeking the enforcement of, the provisions of the Plan or the Confirmation Order and (iii) any matters pending as of the Effective Date in the Chapter 11 Cases, until such matters are finally resolved.

        12.5   Amendment or Modification of the Plan; Severability

                      (1) The Debtors may, with the consent of the holders of a majority of Class 2A Senior Note Claims, alter, amend, or modify the treatment of any Claim provided for under the Plan; provided, however, that the holder of such Claim agrees or consents to any such alteration, amendment or modification.

                      (2) In the event that the Bankruptcy Court determines, prior to the Confirmation Date, that any provision in the Plan is invalid, void or unenforceable, such provision shall be invalid, void or unenforceable with respect to the holder or holders of such Claims or Interests as to which the provision is determined to be invalid, void or unenforceable. The invalidity, voidness or unenforceability of any such provision shall in no way limit or affect the enforceability and operative effect of any other provision of the Plan, provided, however, that if such invalidation is unacceptable to the holders of a majority of Class 2A Senior Note Claims, such holders may direct the Debtors to revoke or withdraw the Plan.

        12.6   Revocation or Withdrawal of the Plan

                      (1) The Debtors reserve the right to revoke or withdraw the Plan prior to the Confirmation Date.

                      (2) If the Debtors revoke or withdraw the Plan prior to the Confirmation Date, then the Plan shall be deemed null and void. In such event, nothing contained herein shall be deemed to constitute a waiver or release of any claims by or against the Debtors or any other person or to prejudice in any manner the rights of the Debtors or any person in any further proceedings involving the Debtors.

        12.7 Binding Effect. The Plan shall be binding upon and inure to the benefit of the Debtors, the Reorganized Debtors, the holders of Claims and Interests, and their respective successors and assigns, except as expressly set forth herein.

        12.8 Notices. Any notice required or permitted to be provided under the Plan shall be in writing and served by either (a) certified mail, return receipt requested, postage prepaid, (b) hand delivery, or (c) reputable overnight delivery service, freight prepaid, to be addressed as follows:

               To the Debtors:

                     GENERAL MEDIA, INC.
                     11 Penn Plaza, 12th Floor
                     New York, New York  10001
                     Attn:  Laurence B. Sutter, Esq.


               with copies to:

                     PACHULSKI, STANG, ZIEHL, YOUNG,
                            JONES & WEINTRAUB P.C.
                     780 Third Avenue, 36th Floor
                     New York, New York  10017
                     Attn:  Robert J. Feinstein, Esq.

               To the DIP Lenders:

                     c/o MILBERG WEISS BERSHAD
                            HYNES & LERACH LLP
                     One Pennsylvania Plaza
                     New York, New York  10119
                     Attn:  Arnold N. Bressler, Esq.

                     - and -

                     BERKMAN, HENOCH, PETERSON
                            & PEDDY, P.C.
                     100 Garden City Plaza
                     Garden City, New York  11530
                     Attn:  Ronald M. Terenzi, Esq.

               To the Senior Note Indenture Trustee:

                     c/o GOLENBOCK, EISEMAN, ASSOR,
                            BELL & PESKOE
                     475 Madison Avenue
                     New York, New York  10022
                     Attn:  Jonathan L. Flaxer, Esq.

               To the Creditors' Committee:

                     c/o LOWENSTEIN SANDLER PC
                     65 Livingston Avenue
                     Roseland, New Jersey 07068
                     Attn:  Kenneth A. Rosen, Esq.

        12.9 Post-Effective Date Professional Fees. The Reorganized Debtors may retain and compensate professionals and reimburse such professionals' expenses, for services rendered on or after the Effective Date, without the necessity of approval by the Bankruptcy Court pursuant to the provisions of Sections 327, 328 et seq. of the Bankruptcy Code.

        12.10 Payment of Statutory Fees and Related Post-Confirmation Requirements. On the Effective Date, and thereafter as may be required, the Debtors and, after the Effective Date, the Reorganized Debtors, shall (i) pay all fees payable pursuant to section 1930 of Chapter 123 of Title 28 of the United States Code and (ii) file post-confirmation reports required under the Bankruptcy Code and Bankruptcy Rules, including without limitation disbursement reports.

        12.11 Governing Law. Except to the extent the Bankruptcy Code or Bankruptcy Rules are applicable, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to the principles of conflicts of law thereof that would require the application of any laws of any other jurisdiction.

        12.12 Withholding and Reporting Requirements. In connection with the Plan and all instruments issued in connection therewith and distributions thereunder, the Debtors or the Reorganized Debtors, as the case may be, shall comply with all withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements.

        12.13 Plan Supplement. Forms of the Amended By-laws of Reorganized GMI, the Amended Certificate of Incorporation of Reorganized GMI, the Agreements With Robert C. Guccione and Certain Non-Debtor Affiliates, the New GMI Term Loan Notes Indenture, the General Unsecured Creditors' Payment Agent Agreement and the Exit Financing Facility documents and other documents shall be contained in the Plan Supplement and filed with the Bankruptcy Court at least five (5) Business Days before the date set for filing objections to confirmation of the Plan. Upon its filing with the Court, the Plan Supplement may be inspected on the docket during regular business hours and by accessing the Bankruptcy Court's website on the Internet at http://www.nysb.uscourts.gov. Holders of Claims or Interests may obtain a copy of the Plan Supplement upon written request in accordance with applicable provisions of the Disclosure Statement.

        12.14 Headings. Headings are used in the Plan for convenience and reference only, and shall not constitute a part of the Plan for any other purpose.

        12.15 Exhibits and Schedules. All Exhibits to the Plan, including the Plan Supplement, are incorporated into and are a part of the Plan as if set forth in full herein.

        12.16 Filing of Additional Documents. On or before substantial consummation of the Plan, the Debtors shall file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

Dated:  January 21, 2004

             GENERAL MEDIA, INC.
             GENERAL MEDIA ART HOLDING, INC.
             GENERAL MEDIA COMMUNICATIONS, INC.
             GENERAL MEDIA ENTERTAINMENT, INC.
             GENERAL MEDIA (UK), LTD.
             GMCI INTERNET OPERATIONS, INC.
             GMI ON-LINE VENTURES, LTD.
             PENTHOUSE IMAGES ACQUISITIONS, LTD.
             PURE ENTERTAINMENT TELECOMMUNICATIONS, INC.

             By:     /s/Robert C. Guccione
                     -----------------------------------
                     Robert C. Guccione

                                  SCHEDULE 6.5

                   SUMMARY OF TERMS OF EXIT FINANCING FACILITY


The principal terms of the Exit Financing Facility, which shall be in the form of a revolving loan facility, include:

1.       Maximum Principal Amount             $15 million

2.       Estimated Interest Rate              9%

3.       Maturity                             3 years

4.       Collateral                           First priority liens on all Reorganized GMI's
                                              assets.

5.       Guaranty                             All reorganized Subsidiary Debtors shall execute
                                              a guaranty secured by first priority liens on
                                              their respective assets.

6.       Representations and Warranties       Usual representations and warranties, including,
                                              but not limited to, corporate existence and good
                                              standing, authority to enter into loan
                                              documentation, governmental and court approvals,
                                              non-violation of other agreements, financial
                                              statements, litigation, compliance with
                                              environmental, pension and other laws, taxes,
                                              insurance, absence of material adverse change,
                                              and priority of the lender's liens.

7.       Events of Default                    Usual events of default, including, but not
                                              limited to, payment, cross-default, violation of
                                              covenants, breach of representations or
                                              warranties, bankruptcy or insolvency, judgment,
                                              ERISA, environmental and change of control.

9.       Other Covenants                      Usual covenants, including, but not limited to,
                                              provision of financial statements, notices of
                                              litigation, defaults and unmatured defaults and
                                              other information, compliance with pension,
                                              environmental and other laws, inspection of
                                              properties, books and records, maintenance of
                                              insurance, limitations with respect to liens and
                                              encumbrances, dividends and retirement of capital
                                              stock, guarantees, sale and lease back
                                              transactions, consolidations and mergers,
                                              investments, capital expenditures, loans and
                                              advances, indebtedness, operating leases,
                                              transactions with affiliates, prepayment of other
                                              indebtedness and amendments to material
                                              agreements.

8.       Other Provisions                     Additional provisions consistent with existing
                                              DIP Credit Facility.

                                   EXHIBIT B

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
--------------------------------------------x
                                            :
In re:                                      :           Chapter 11
                                            :
GENERAL MEDIA, INC., et al.,                :           Case No.  03-15078 (SMB)
                                            :
                      Debtors.              :           (Jointly Administered)
--------------------------------------------x

             ORDER (A) APPROVING DISCLOSURE STATEMENT IN SUPPORT OF
                 JOINT PLAN OF REORGANIZATION, (B) ESTABLISHING
             PROCEDURES FOR SOLICITATION AND TABULATION OF VOTES TO
      ACCEPT OR REJECT PLAN AND (C) FIXING A RECORD DATE FOR DISTRIBUTIONS

            A hearing having been held on January 21, 2004 (the "Hearing"), to consider the motion dated December 22, 2003 (the "Motion")(1) of General Media, Inc. and its subsidiary debtors General Media Art Holding, Inc., General Media Communications, Inc., General Media Entertainment, Inc., General Media (UK), Ltd., GMCI Internet Operations, Inc., GMI On-line Ventures, Ltd., Penthouse Images Acquisitions, Ltd. and/or Pure Entertainment Telecommunications, Inc. (collectively, the "Debtors") for an order (i) approving the Disclosure Statement (the "Disclosure Statement") pursuant to section 1125 of title 11 of the United States Code (the "Bankruptcy Code"), relating to the Joint Plan of Reorganization filed by the Debtors dated December 22, 2003 (as such plan may be modified from time to time, the "Plan"), (ii) establishing the procedures for solicitation and tabulation of votes to accept or reject the Plan pursuant to sections 1125 and 1126 of the Bankruptcy Code and Rules 3017, 3018 and 3020 of the Federal Rules of Bankruptcy Procedure (the "Bankruptcy Rules"), (iii) fixing a bar date for

--------

(1) Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Motion.

administrative expenses in these cases and (iv) fixing a record date for distributions under the Plan; and it appearing from the affidavits of service and publication on file with this Court that proper and timely notice of the Hearing has been given; and it appearing that such notice was adequate and appropriate with respect to all affected parties; and the appearances of all interested parties having been noted in the record of the Hearing; and the Debtors having made the conforming additions, changes, corrections and deletions to the Disclosure Statement as necessary to comport with the record of the Hearing and the agreements, if any, reached with the parties, if any, that had filed objections; and upon the Motion, any and all objections and/or responses to the Motion, and all of the proceedings heretofore had before the Court; and the Court having considered the adequacy of the Disclosure Statement and the materials to be transmitted therewith; and after due deliberation and sufficient cause appearing therefor, it is

            ORDERED, FOUND AND DETERMINED THAT:

            1. The Disclosure Statement, attached hereto as Exhibit "A," as the same may be amended and modified to incorporate immaterial modifications, fill in blanks and reflect any modifications that the Debtors determine to be appropriate, which do not materially change the Disclosure Statement or materially affect any rights of a party in interest, be, and it hereby is, approved as containing adequate information within the meaning of section 1125 of the Bankruptcy Code.

            2. The Debtors shall mail or cause to be mailed solicitation packages (the "Solicitation Packages") containing copies of (i) this Order, (ii) the Notice of Disclosure Statement Approval and Confirmation Hearing and (iii) the approved form of the Disclosure Statement (together with the Plan annexed thereto as Exhibit "A," which will be filed with the

Court following approval and upon the mailing). The Solicitation Packages shall be mailed no later than January 27, 2004 (the "Solicitation Date") to (i) the Notice Parties (as defined in paragraph 7 below), (ii) those parties that have filed notices of appearance pursuant to Bankruptcy Rule 2002, (iii) all persons or entities that filed proofs of claim on or before the date of the Notice of Disclosure Statement Approval and Confirmation Hearing, except to the extent that a claim was paid pursuant to, or expunged by, prior order of the Bankruptcy Court, (iv) all persons or entities listed in the Debtors' Schedules of assets and liabilities or any amendment(s) thereof (the "Schedules"), as holding liquidated, noncontingent, and undisputed claims, in an amount greater than zero, (v) all parties to executory contracts listed in the Schedules, (vi) the registered holders of the Debtors' Senior Notes, (vii) the SEC, (viii) the IRS,
(ix) the DOJ, (x) the PBGC, (xi) any entity that has filed with the Court a notice of transfer of a claim under Bankruptcy Rule 3001(e) prior to the date of the Notice of Disclosure Statement Approval, and (xii) any other known holders of claims against the Debtors; with the exception that the Debtors are excused from mailing to entities from which Notices of the Disclosure Statement Hearing were returned as undeliverable by the United States Postal Service, unless the Debtors are provided with accurate addresses for such entities on or before the Voting Record Date.

            3. In addition, pursuant to Bankruptcy Rule 3017(c), the form ballots (the "Ballots," and individually, a "Ballot") (substantially in the forms annexed to the Motion as Exhibit "F") be, and they hereby are, approved and shall be distributed, along with a postage prepaid return envelope addressed to The Garden City Group, Inc., the Debtors' Balloting Agent (the "Balloting Agent"), to the known holders of claims and interests as of the Voting Record Date (as defined below) in those classes which are entitled to accept or reject the Plan.

            4. With respect to the Ballots that will be sent to holders of claims in Class 2A (Senior Note Claims), the Debtors shall send Ballots to the known record holders of the Senior Note Claims, including, without limitation, brokers, banks, dealers, or other agents or nominees (collectively, the "Master Ballot Agents"). Each Master Ballot Agent shall receive reasonably sufficient number of copies of Ballots to distribute to the beneficial owners of the claims for whom such Master Ballot Agent holds the Senior Note Claims. The requirement in paragraph 3 hereof that recipients of Ballots be provided with a postage paid return envelope addressed to the Balloting Agent shall be deemed satisfied as to a recipient of a Class 2A Ballot if the Master Ballot Agent provides thereto a postage paid return envelope addressed to the Master Ballot Agent.

            5. In order to be counted as a vote to accept or reject the Plan, a Ballot must be properly executed, completed and delivered to the Balloting Agent
(i) by mail in a return envelope provided with each Ballot, (ii) by overnight courier or (iii) by personal delivery so that they are actually received by the Balloting Agent no later than 5:00 p.m. (Eastern Time) on February 20, 2004 (the "Voting Deadline").

            6. Solely for the purpose of voting to accept or reject the Plan and not for the purpose of allowance of or distribution on account of a claim, and without prejudice to the rights of the Debtors in any other context, each claim within a class of claims entitled to vote to accept or reject the Plan be, and it hereby is, temporarily allowed in an amount equal to the amount of such claim as set forth in a timely filed proof of claim or, if no proof of claim was filed, the amount of such claim as set forth in the Schedules; provided, however, that:

            (a) If a claim is deemed allowed in accordance with the Plan, such claim is allowed for voting purposes in the deemed allowed amount set forth in the Plan;


            (b) If a claim for which a proof of claim has been timely filed is marked as unliquidated, such claim shall be temporarily allowed for voting purposes only in an amount equal to $1.00;

            (c) If a claim has been estimated or otherwise allowed for voting purposes by order of the Court, such claim is temporarily allowed in the amount so estimated or allowed by the Court for voting purposes only, and not for purposes of allowance or distribution;


            (d) If a claim is listed in the Schedules at zero or as contingent, unliquidated, or disputed and a proof of claim was not (i) filed by the applicable bar date for the filing of proofs of claim established by the Court or (ii) deemed timely filed by an order of the Court prior to the Voting Deadline, unless the Debtors have consented in writing, such claim shall be disallowed for voting purposes and for purposes of allowance and distribution pursuant to Bankruptcy Rule 3003(c); and


            (e) If the Debtors have served an objection to a claim at least ten (10) days before the Voting Deadline, such claim shall be temporarily disallowed or allowed in a reduced amount as set forth in such objection, for voting purposes only and not for purposes of allowance or distribution, except to the extent and in the manner as may be set forth in the objection, or otherwise ordered by the Court.

            7. Any claimant that challenges the allowance of its claim for voting purposes pursuant to the foregoing decretal paragraph of this Order be, and hereby is, directed to serve upon (a) attorneys for the Debtors, Pachulski, Stang, Ziehl, Young, Jones & Weintraub P.C., 780 Third Avenue, 36th Floor, New York, New York 10017, Attn: Robert J. Feinstein, Esq., (b) attorneys for the Majority Noteholders, Milberg Weiss Bershad Hynes & Lerach LLP, One Pennsylvania Plaza, New York, New York 10119, Attn: Arnold N. Bressler, Esq. and Berkman, Henoch, Peterson & Peddy, P.C., 100 Garden City Plaza, Garden City, New York 11530, Attn: Ronald M. Terenzi, Esq.; (c) attorneys for the Committee, Lowenstein Sandler, PC, 1330 Avenue of the Americas, 21st Floor, New York, New York 10019, Attn: Kenneth A. Rosen, Esq.; (d) attorneys for the Indenture Trustee, Golenbock, Eiseman, Assor, Bell & Peskoe, 437 Madison Avenue, New York, New York 10022, Attn: Jonathan L. Flaxer, Esq.; (e) General Media, Inc., Eleven Penn Plaza, 12th Floor, New York, New York 10001, Attn: Laurence B. Sutter, Esq. and (f) the Office of the U. S. Trustee, 33 Whitehall Street, 21st Floor, New York, New York 10004,

Attn: Brian S. Masumoto, Esq. (collectively, the "Notice Parties"), and file with the Court (with a copy to Chief Bankruptcy Judge Stuart M. Bernstein's Chambers) a motion for an order pursuant to Bankruptcy Rule 3018(a) temporarily allowing such claim for purposes of voting to accept or reject the Plan on or before the tenth day after the earlier of service of (i) the notice of entry of this order (the "Notice of Disclosure Statement Approval and Confirmation Hearing") and (ii) notice of an objection to such claim. In respect of any such motion timely filed with the Court, the Ballot in question shall not be counted, or shall be counted in the reduced amount as set forth in the applicable objection, unless temporarily allowed by the Court for voting purposes, after notice and a hearing.

            8. The Debtors are not required to provide ballots to the holders of claims in Classes 1, 2B and 3B (unimpaired and deemed to have accepted the Plan), or the holders of interests in Classes 5, 7 and 8 (receiving no distribution and deemed to have rejected the Plan). The members of Classes 1, 2B, 3B, 5, 7 and 8 shall receive a Notice of Non-Voting Status (substantially in the forms annexed to the Motion as Exhibit "G"), along with copies of this Order and the Notice of Disclosure Statement Approval and Confirmation Hearing; except that holders of claims in Class 1 (Other Priority Claims) on account of prepaid subscriptions to the Debtors' publications and/or internet website shall receive none of the above.

            9. The Debtors shall utilize the following procedures:

            (a) Creditors in any given class who hold multiple or duplicate claims against the Debtors shall receive only one (1) Solicitation Package and one (1) Ballot;


            (b) Creditors who hold multiple or duplicate claims against the Debtors in multiple classes shall receive only one (1) Solicitation Package and one (1) Ballot for each class in which they hold a claim;


            (c) Creditors who have filed proofs of claim on or before the Voting Record Date and who are also listed in the Schedules shall receive only one (1) Solicitation Package and one (1) Ballot pre-printed with the amount of claim as asserted on the proof of claim (except as otherwise set forth herein); and


            (d) Creditors who have provided more than one address shall receive one (1) Solicitation Package and one (1) Ballot for each address provided.

            10. For purposes of calculating the number of claims in a class that vote to accept or reject the Plan, and unless the Court orders otherwise, all claims against the Debtors in a class held by one entity or any affiliate thereof (as defined in the Securities Act of 1933 and the rules and regulations promulgated thereunder), including any entity that acquired record ownership of such claims after the Commencement Date, be, and they hereby are, aggregated and treated as one claim in such class.

            11. In tabulating the Ballots, the following additional procedures shall be utilized: (a) any Ballot that is properly completed, executed and timely returned to the Balloting Agent but does not indicate an acceptance or rejection of the Plan, or that indicates both an acceptance and rejection of the Plan, shall not be counted, (b) if a creditor or interest holder manually changes the amount of its claim or number of its shares pre-printed on the Ballot it receives, the Ballot shall be counted, for voting purposes only, in the pre-printed number or amount; (c) if a creditor or interest holder, or any person acting on behalf of a creditor or interest holder under applicable law, casts more than one Ballot voting the same claim or interest before the Voting Deadline, the latest dated valid Ballot received before the Voting Deadline shall be deemed to reflect the voter's intent and thus to supersede any prior Ballots;(2) and (d) creditors and interest holders must vote all

--------

(2) Likewise, if a creditor submits more than one Ballot to a Master Ballot Agent, (a) the latest dated valid Ballot received before the submission deadline imposed by the Master Ballot Agent shall be deemed to supersede any prior Ballots submitted by the creditor, and (b) the Master Ballot Agent shall complete the Master Ballot accordingly.

of their claims or interests within a particular class, either to accept or reject the Plan and may not split their votes within a particular class; thus, a Ballot (or a group of Ballots) within a particular class received from a single creditor or interest holder that partially rejects and partially accepts the Plan shall not be counted.

            12. The following Ballots shall not be counted or considered for any purpose in determining whether the Plan has been accepted or rejected:

            i) unless the Court orders otherwise, any Ballot received after the Voting Deadline;


            ii) any Ballot that is illegible or contains insufficient information to permit the identification of the claimant or interest holder;


            iii) any Ballot cast by a person or entity that does not hold a claim in a class that is entitled to vote to accept or reject the Plan;


            iv) any Ballot cast for a claim scheduled in the amount of $0, or as unliquidated, contingent, or disputed for which no proof of claim was timely filed;


            v)    any unsigned Ballot; and


            vi) any Ballot transmitted to the Balloting Agent by facsimile or other electronic means.

            13. The Balloting Agent shall be permitted to contact creditors and interest holders in an attempt to cure the deficiencies specified herein.

            14. For purposes of determining whether the numerosity and claim or interest amount requirements of sections 1126(c) and 1126(d) of the Bankruptcy Code have been satisfied, and unless the Court orders otherwise, the Debtors shall tabulate only those Ballots cast by the Voting Deadline.

            15. January 21, 2004 (the "Voting Record Date") is hereby established as the record date for purposes of determining which creditors and any applicable interest holders are entitled to receive a Solicitation Package (as defined below) and vote on the Plan.

            16. The Publication Notice (Exhibit "C" to the Motion) published in accordance with the Scheduling Order is deemed sufficient for all purposes with respect to notice of the Motion, the approval of the Disclosure Statement and attendant relief, and the confirmation of the Plan.

            17. Mailing the Solicitation Packages in accordance with this Order constitutes adequate notice of the Confirmation Hearing and the Voting Deadline under Bankruptcy Rule 3017(d).

            18. The Debtors are authorized and empowered to take such steps and perform such acts as may be necessary to implement and effectuate this Order.

            19. Except for those creditors holding Administrative Expense Claims, the claims of all other creditors of the Debtors will be subject to the General Bar Date and in this regard, any failure of a creditor to file a timely proof of claim pursuant to the General Bar Date does not entitle such creditor to file a claim pursuant to this Order.

            20. February 20, 2004 at 5:00 p.m. (Eastern Time) is fixed as the record date for distributions under the Plan (the "Distribution Record Date").

            21. Neither the Debtors not any payment agent shall be required to make any distribution to claimants or interest holders whose claims were acquired subsequent to the Distribution Record Date, or to claimants or interest holders whose claims were acquired from another claimant or interest holder prior to the Distribution Record Date, but which transfer was not properly filed with the Court prior to Distribution Record Date.


Dated:     New York, New York
           January 21, 2004

                                    /s/ Stuart M. Bernstein
                                    ____________________________________________
                                    HONORABLE STUART M. BERNSTEIN
                                    CHIEF UNITED STATES BANKRUPTCY JUDGE

                                   EXHIBIT C

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                    FORM 10-K

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

 FOR THE FISCAL YEAR ENDED                                      COMMISSION FILE
 DECEMBER 31, 2002                                             NUMBER: 33-76716


                               GENERAL MEDIA, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                            13-3750988
                --------                            ----------
        (State of incorporation)        (IRS Employer Identification No.)


                        11 PENN PLAZA, NEW YORK, NY 10001
                        ---------------------------------
                    (Address of principal executive offices)

                                 (212) 702-6000
                                 --------------
                         (Registrant's telephone number)

                                 --------------

   SECURITIES REGISTERED PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE ACT: NONE

                                 --------------


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for each shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [N/A]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).

YES                                   NO  X
    ---                                  ---

The Registrant is unable to provide the aggregate market value of any voting or non-voting common equity held by non-affiliates as of the last business day of the Registrant's most recently completed second fiscal quarter because there was no public market for the Registrant's common equity as of such date.

As of April 8, 2003, there were 477,401 shares outstanding of the Registrant's common stock, par value $.01 per share.

Documents incorporated by reference: None

================================================================================

                               GENERAL MEDIA, INC.
                           ANNUAL REPORT ON FORM 10-K
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                TABLE OF CONTENTS

                                                                                                 PAGE
                                                                                                 ----
PART I                                                                                             1
               Item 1. Business                                                                    1
               Item 2. Properties                                                                 12
               Item 3. Legal Proceedings                                                          12
               Item 4. Submission Of Matters To A Vote Of Security Holders                        13
PART II                                                                                           13
               Item 5. Market For Registrant's Common Equity And Related Stockholder
                 Matters                                                                          13
               Item 6. Selected Financial Data (a)                                                14
               Item 7. Management's Discussion And Analysis Of Financial Condition And
                 Results Of Operations                                                            15
               Item 7A. Quantitative And Qualitative Disclosures About Market Risk                31
               Item 8. Financial Statements And Supplementary Data                                31
               Item 9. Changes In And Disagreements With Accountants On Accounting And
                 Financial Disclosure                                                             31
PART III                                                                                          32
               Item 10. Directors And Executive Officers Of The Registrant                        32
               Item 11. Executive Compensation                                                    33
               Item 12. Security Ownership Of Certain Beneficial Owners And Management
                 And Related Stockholder Matters                                                  35
               Item 13. Certain Relationships And Related Transactions                            36
               Item 14. Controls And Procedures                                                   37
PART IV                                                                                           38
               Item 15. Exhibits, Financial Statement Schedules And Reports On Form 8-K           38
Signatures                                                                                        43
Certifications                                                                                    44

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

THE FEDERAL SECURITIES LAWS PROVIDE FOR A SAFE HARBOR FOR CERTAIN
FORWARD-LOOKING STATEMENTS. THIS SAFE HARBOR PROTECTS US FROM LIABILITY IN A PRIVATE ACTION ARISING UNDER EITHER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, FOR FORWARD-LOOKING STATEMENTS THAT ARE IDENTIFIED AS SUCH AND ACCOMPANIED BY MEANINGFUL CAUTIONARY STATEMENTS OR ARE IMMATERIAL.

WHEN USED IN THIS FORM 10-K, THE WORDS OR PHRASES "ESTIMATE", "INTENDS", "MAY", "EVALUATING" OR SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AS AMENDED. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO, ABILITY TO MAKE REQUIRED PAYMENTS ON SENIOR SECURED NOTES, NEED FOR ADDITIONAL FINANCING, HISTORY OF LOSSES, THE SUCCESSFUL IDENTIFICATION OF STRATEGIC BUSINESS PARTNERS, THE SUCCESSFUL EXECUTION OF AGREEMENTS WITH STRATEGIC BUSINESS PARTNERS REQUIRED FOR THE IMPLEMENTATION OF BUSINESS PLANS AND THE SUCCESSFUL IDENTIFICATION, ACQUISITION AND INTEGRATION OF ADDITIONAL TARGET BUSINESSES. SUCH FACTORS COULD AFFECT GENERAL MEDIA, INC AND ITS SUBSIDIARIES (GENERAL MEDIA, INC. AND ITS SUBSIDIARIES ARE COLLECTIVELY REFERRED TO AS "GENERAL MEDIA") FINANCIAL PERFORMANCE AND COULD CAUSE GENERAL MEDIA'S ACTUAL RESULTS FOR FUTURE PERIODS TO DIFFER MATERIALLY FROM ANY OPINION OR STATEMENTS EXPRESSED HEREIN WITH RESPECT TO FUTURE PERIODS. AS A RESULT, GENERAL MEDIA WISHES TO CAUTION READERS NOT TO PLACE UNDUE RELIANCE ON ANY SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE.

THE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE AND, EXCEPT AS REQUIRED BY LAW, WE UNDERTAKE NO OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE ON WHICH THE STATEMENT IS MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. IN ADDITION, WE CANNOT ASSESS THE IMPACT OF EACH FACTOR ON OUR BUSINESS OR THE EXTENT TO WHICH ANY FACTOR OR COMBINATION OF FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENTS.

                                     PART I

ITEM 1. BUSINESS

GENERAL

     Unless context requires otherwise, all references to "we", "our", "us", the "Registrant" or the "Company" are to General Media.

     We are a brand-driven global entertainment company founded in 1965 by Robert C. Guccione. We cater to men's interests through various trademarked publications, movies, the Internet, location-based live entertainment clubs and consumer product licenses. Our flagship PENTHOUSE brand is widely identified with premium entertainment for adult audiences. Our trademarks are licensed to third parties worldwide in exchange for recurring royalty payments.

     We are also a global leader in the production and distribution of high-quality adult content. We believe that we have one of the widest circulated families of adult publications in the world. Our success was initially driven by our flagship publication, PENTHOUSE Magazine. Today we produce five adult periodicals: PENTHOUSE, Forum, Variations, The Girls of PENTHOUSE, and PENTHOUSE Letters, as well as several special feature publications annually. The distribution network of our publications extends to approximately 150,000 retail points of sale and we sell approximately eleven million copies annually. Our magazines feature in-depth interviews with high profile political, business, entertainment and sports figures, as well as editorials by leading authors. We also feature pictorials of celebrity figures, including personalities like Vanessa Williams, Madonna, Geena Davis and Paula Jones.

     General Media has developed, produced and distributed original adult motion picture entertainment. Bob Guccione began producing films in 1979 with the release of Caligula, starring Sir John Gielgud, one of England's most celebrated thespians, and other respected, eminent film actors including Peter O'Toole, Malcolm McDowell and Helen Mirren. Caligula is one of the highest selling adult feature films of all time. We continue to receive material royalty payments for Caligula. Our Entertainment division has also produced and released a film library of 94 original motion picture titles. These titles are distributed in multiple formats, including video cassettes, DVDs, and the Internet. We are considering various broadcasting opportunities to distribute our branded content through satellite or cable TV. In addition, we have recently entered into an exclusive agreement to supply PENTHOUSE video content to the cruise ship industry. This agreement provides for royalty payments to the Company as a percentage of revenue from video-on-demand purchases, permitting the Company new revenue from existing library assets as well as a recurring distribution channel for new content.

     Beginning in 1995, we developed our Internet website with the introduction of PENTHOUSEmag.com through which we began digitally distributing our proprietary content. Today we operate through the domain names www.PENTHOUSE.com and www.PENTHOUSEfetish.com where members pay subscription fees for access to our content. We believe we have a loyal customer base, which is retained for unusually long periods based on comparable industry statistics.

     General Media also holds significant intellectual property and other intangible assets. We own various trademarks developed over 37 years, which we believe are commercially valuable, including PENTHOUSE, Forum, Variations, PENTHOUSE Letters, the Three Key Logo, the One Key Logo, Pet of the Year, PENTHOUSE Pet, Mind & Muscle Power, Hot Talk, PENTHOUSE Comix and PENTHOUSE Men's Adventure Comix. Through the publication of our magazines we have also accumulated a library of approximately one million photographic images. We seek to protect our trademarks through registration and periodic infringement enforcement. We regularly evaluate requests to license our brands, our video library or to participate in other commercial ventures by contributing our trademarks, including events with our PENTHOUSE Pets. Our trademarks and copyrights are critical to the success and potential growth of all of our businesses.

     Beginning in the third quarter of 2002, we began to license our trademarks to select luxury gentlemen's clubs, referred to as Location-based Entertainment, in consideration for a percentage of the gross revenue of the clubs. We have licensed seven clubs as of April 8, 2003, including Dallas, Texas, Austin, Texas, San Antonio, Texas, Cleveland, Ohio, Spartanburg, South Carolina, New York City, New York and Mexico City, Mexico and are operational in four of those markets. Based substantially on the value of our recognized brand, we have been able to negotiate terms that we believe are favorable to us. We have induced third parties to invest substantial capital into the facilities while requiring no capital expenditure from us. Royalty income from this business segment generally maintains favorable net margins.

     We operate in a highly regulated industry. This requires us to be socially aware and sensitive to government laws and regulations designed to protect minors and to prohibit the distribution of obscene material. We take great care to comply with all applicable laws and regulations where we conduct business. We do not knowingly engage the services of any business or individual that does not adhere to these standards.

     Our principal executive office is located at 11 Penn Plaza, New York, New York 10001, telephone 212.702.6000.

COMPETITIVE STRENGTHS

     We believe our competitive strengths, including, but not limited to those listed below, will allow us to capitalize upon the global entertainment market for adult audiences.

Our Brand Recognition

     We believe that the PENTHOUSE brand name is one of the most recognized consumer brand names in the world. We also believe that our target market associates our name with high quality adult entertainment products and services. Our PENTHOUSE brand and affiliated brands are prominently displayed on our magazines, videos, internet sites and other products and services. We continually seek to strengthen our brand by licensing our name to third party providers of quality complimentary products and services outside of our core products and services. The recognition of our brand attracts quality providers, producers, and distributors of adult entertainment and adult lifestyle products that are interested in co-branding with us. We believe our name recognition allows us to negotiate favorable economic terms with these partners.

Barriers to Entry

     We believe that the capital and time cost associated with establishing global brand awareness is prohibitive to new competitors. As a result, we believe we maintain a competitive advantage over other entertainment industry participants. Further, based on the consumer awareness of the PENTHOUSE brand and general demand for diversionary entertainment, we believe that we can extend the brand to other lifestyle and image-conscious activities, such as music, fashion, live entertainment, financial services or retail, emulating other widely recognized consumer brands like the Virgin Group.

Contemporary Entertainment Trends

     We believe that fashion, music, celebrity and sex have become increasingly intertwined in contemporary adult entertainment. For example, in 2003, music rock stars regularly market their own popular clothing lines while fashion designers have become global celebrities. Fashion is a central feature of celebrity awards events, such as the Grammys or MTV music awards, and sexuality is expressed through fashion worn by music sex icons. We believe that our flagship brand, PENTHOUSE, transcends across each of these entertainment segments. As a result, we believe that our brand can be exploited in various entertainment and merchandising businesses. Because our brand is already well known and is generally identified with a quality product experience, we believe we have a competitive advantage over lesser-known consumer brands in generating revenue from other entertainment categories.

Our Distribution Network

     The physical distribution of our publications extends to approximately 150,000 retail points of sale and we sell approximately eleven million copies annually. We believe that the broad distribution of our publications provides us with a unique platform for distributing our entertainment products and services and new PENTHOUSE branded third party products and services in these markets. In addition, we can effectively launch special editions or entirely new magazines through our established distribution channels. This provides a critical advantage over other new publications without similar distribution opportunities. We plan to attempt to leverage our fixed-cost infrastructure by acquiring additional magazine titles. In addition to physical distribution, the availability of our products and services over the Internet provides this global market with access to our products and services in multiple formats.

Our Databases

     PENTHOUSE has been successfully marketing its products to consumers for nearly 40 years. Over time, we have accumulated a significant amount of data in respect to consumer trends, purchasing decisions, demographics and other commercially valuable information. We have compiled a significant list of adult magazine subscribers from decades of magazine customers. We have also compiled an electronic list of email addresses of Internet members which includes

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approximately three hundred thousand unique purchasers of our services. We believe that this proprietary data is valuable in the future promotion and management of our business. As a brand-oriented company, knowledge about consumer behavior and trends is used to design new PENTHOUSE services. We believe that this proprietary data and the associated trade secrets are competitive advantages for our business.

Our Content Library

     Our proprietary library of adult content consists of approximately one million high quality still photographic images and 94 original motion picture titles. This availability of content internally permits us to continuously distribute content in a variety of media formats and commercial channels, thereby commercializing existing intellectual property assets. We also make our library available to our foreign edition licensees who regularly utilize our inventory of images and editorial articles.

OVERVIEW OF BUSINESS GROUPS

     Historically we are organized into three business groups, (i) Publishing,
(ii) Online and (iii) Entertainment. Our financial statements are presented with results from each operating segment. These segments consist primarily of print magazines, our Internet Site at PENTHOUSE.com and Video/DVD movie production and distribution, respectively. We are currently evaluating proposals to further diversify our overall sources of revenue, primarily focusing on expanding the digital distribution of our content through the Internet, expanding the sales channels used for Video/DVD movie distribution and entering into other license agreements for our trademarks, including our recently established Luxury Gentlemen's Club licenses.

PENTHOUSE PUBLISHING SEGMENT

     Our Publishing Group operations include the publication of PENTHOUSE magazine, other domestic publishing businesses and the licensing of international editions of PENTHOUSE magazine. Historically, we have also published a wide range of magazines, including automotive titles, science through Omni magazine and health-related publications. Publishing comprises 81% of our revenues today and is derived entirely from the publication of male-oriented, adult related publications. PENTHOUSE magazine plays a key role in driving the continued popularity and recognition of the PENTHOUSE brand.

PENTHOUSE Magazine and our Affiliate Publications

     PENTHOUSE magazine was founded by Robert Guccione, who first published the magazine in London in 1965 and in the United States in 1969. PENTHOUSE magazine offers its readers a combination of photography, investigative journalism, fiction, illustration, humor, politics, art and business. Our flagship publication is the cornerstone of our recognized brand and is a critical element in the continuation of our brand licensing activities.

     To capitalize on the name recognition of PENTHOUSE magazine, we have four Affiliate Publications. We have utilized our expertise in building a consumer brand and invested capital to distinctly brand each of our Affiliate Publications. Our Affiliate Publications have become leading niche magazines in their categories. We sell approximately 295,000 copies of our Affiliate Publications per month.

     Forum: A monthly publication in digest form that includes adult information, advice and entertainment provided by authors, journalists and medical and legal experts. The magazine is published domestically and licensed in Europe and Australia. In addition, we publish several special digest issues of Forum each year. Forum is sold at newsstands and through subscriptions.

     Variations: A monthly publication in digest form that features articles detailing the latest trends in adult entertainment. In addition, we publish several special digest issues of Variations each year. Variations is sold at newsstands and through subscriptions.

     The Girls of PENTHOUSE: A bi-monthly full-sized publication featuring photographs of the most popular models who have appeared in PENTHOUSE magazine. The Girls of PENTHOUSE is only sold at newsstands.

     PENTHOUSE Letters: A monthly full-sized publication featuring letters written by readers describing their erotic experiences and fantasies. PENTHOUSE Letters is sold at newsstands and through subscriptions.

     The net circulation revenues of the U.S. edition of PENTHOUSE magazine for 2001 and 2002 were $34.0 million and $30.0 million, respectively. Net circulation revenues are gross revenues less commissions and provisions for newsstand returns and display costs. Circulation revenue comparisons may be materially impacted with respect to newsstand sales in any period based on whether or not there are issues featuring major celebrities.

     PENTHOUSE enjoys superior pricing elasticity and is currently has one of the highest cover prices of any magazine in the adult market. The publication cover prices range from $7.99 to $8.99. Our special edition publications are sold for up to $10.00 per issue.

     PENTHOUSE magazine and the Affiliate Publications are primarily sold through newsstand distribution by convenience stores, bookstores and newsstands. Newsstand sales account for nearly 69% of total sales. Our lack of dependence on subscriptions in favor of retail purchases demonstrates demand for our products from consumers who initiate a purchasing decision at point of sale or specifically seek out our publications in the retail environment. Because we have not focused on subscription based revenue, we have less recurring subscription revenue.

     Approximately 46% of PENTHOUSE's newsstand sales are derived from convenience stores, 17% are from bookstores and 12% are from newsstand distribution channels.

Other Domestic Publishing

     Our Publishing Group has also created media extensions, including special editions which are primarily sold in newsstand outlets using mostly original photographs. In 2002 we published a special "Best Of PENTHOUSE" edition and four special editions of Girls of Penthouse. In 2001 we published two special editions of Girls of Penthouse.

Foreign Edition Publishing

     Bob Guccione originally published PENTHOUSE in London, UK for the first four years of the Company's existence. PENTHOUSE is currently published in fifteen countries around the world. We have sought to mitigate the capital investment risks and risks associated with variations in local laws and customs by contracting with licensees in specific jurisdictions. We have sought to expand our readership through foreign edition licensing arrangements pursuant to which we license the PENTHOUSE brand name and trademarks to publishers in foreign countries. Licensees typically use pictorials from our library and provide their own editorial content to create the foreign editions. We, however, oversee the finished product to insure quality control and to maintain the spirit of the domestic edition. Under current licensing arrangements, we generally receive a one-time up-front fee and a royalty based upon a percentage of both circulation and advertising revenues, subject to certain minimum payments.

     We do not own any equity interests in our foreign licensees and only receive royalty fees paid to us for use of our trademarks and proprietary content We do not participate in other revenue opportunities generated by these magazines, such as the sale of goods and services.

     In 2002, we received revenues from licensing agreements with publishers in Australia, Czech Republic, France, Germany, Greece, Holland, Hong Kong, Hungary, Japan, Korea, Romania, Spain, Taiwan, Thailand and the United Kingdom. In addition, in 2003, we are in negotiations for a publication in the Republic of Mexico, with options on other Latin American countries.

     Revenues from licensing of foreign editions were $2.1 million, $2.1 million and $1.7 million for the years ended December 31, 2000, 2001 and 2002, respectively, representing approximately 3% of our net revenues for these periods, respectively.

Production, Printing, Newsstand Distribution and Subscription Fulfillment

     We employ a staff of professionals to oversee the production, printing, distribution and fulfillment of our magazines. We have also successfully employed a business strategy for many years of outsourcing specific functions to third party vendors for fulfillment of specialized functions such as printing, distribution or subscription management. Through the use of state-of-the-art production equipment, economies of scale in printing contracts and efficiencies in subscription solicitation and fulfillment, we are able to efficiently publish and distribute all our publications. Our systems for both graphics and editing are also state-of-the-art, utilizing the services of only ten employees. We believe we have mitigated many potential risks associated with substantial internal operations otherwise required to perform these services and have simultaneously obtained an efficient market price for these services.

     Up until November 2001, our magazines, with the exception of Forum and Variations, were printed by R. R. Donnelley Corporation ("Donnelley") pursuant to several agreements (the "Agreements") which, after giving effect to an extension and amendment dated July 1997, were to expire in December 2003. In October 2001, Donnelley released us from the Agreements when it made the decision to close the printing plants that printed the magazines. Pursuant to an agreement dated October 12, 2001, we began using Quebecor World to print these magazines effective for magazines printed starting in December 2001. In 2000, Forum and Variations were printed by Access Printing and in 2002 and 2001 Forum and Variations were printed by Transcontinental Impression. Should we wish to change printers, we believe that other printers of similar quality could be engaged.

     We sell our magazines through wholesalers and other distributors. The newsstand distribution of our magazines is handled by Curtis Circulation Company ("Curtis Circulation") pursuant to an agreement that expires in November 2005 or upon prior notice by either General Media or Curtis Circulation. Curtis Circulation distributes our publications through a network of approximately 225 marketing representatives to independent wholesalers, as well as to other channels of distribution. Curtis Circulation also provides us with other services, including management information and promotional and specialty marketing services. We receive a cash advance from Curtis Circulation at the time each issue is released for sale based on the wholesale price per magazine. We recognize revenue from newsstand sales based on our estimate of copy sales at such time as the issue is released for sale and we adjust the estimate periodically based upon actual sales information. Each issue is settled with Curtis Circulation one hundred and eighty days after the off-sale date based upon the number of magazines actually sold, compared to the estimated number of copies sold that Curtis Circulation used to determine its cash advance.

     Our subscription fulfillment is currently provided by Palm Coast Data Service, Inc. ("PCD"). PCD performs the following services: receiving, verifying, balancing and depositing payments from subscribers and agents; maintaining master files on all subscribers and agents by magazine; issuing bills to subscribers and agents and sending renewal notices to subscribers; issuing labels; packaging and mailing magazines as directed by us; and furnishing various reports to monitor all aspects of the subscription operations.

     Subscription copies of the magazines are delivered through the U.S. Postal Service as second class mail. We experienced a general postal rate increase of 9.9% in January 2001, 2.6% in July 2001 and 11.6% in July 2002.

Circulation

     The net circulation revenues of the U.S. edition of PENTHOUSE magazine and Affiliates for 2001 and 2002 were $47.9 million and $43.2 million, respectively. The number of magazine copies sold on newsstands varies monthly, depending on, among other things, the cover, pictorials and editorial content. Approximately 16% of total newsstand copies are sold internationally.

     Newsstand revenues for PENTHOUSE magazine and the Affiliate Publications were $36.1 million, $31.0 million and $28.1 million for the years ended December 31, 2000, 2001 and 2002, respectively, representing approximately 50%, 49% and 52% of our net revenues for these periods, respectively.

     In recent years, domestic newsstand circulation for men's magazines has been declining. From 1998 to 2002, PENTHOUSE magazine and the Affiliate Publications domestic average monthly newsstand circulation decreased by approximately 39%. We rely on retail display facings for newsstand circulation and we believe a significant portion of buying decisions are made on impulse at the time the customer sees the magazine on the retail display facing. Management has been aware of a large decrease in rack sales outlets over the last several years. We believe that the loss of several newsstand distribution outlets due to the change in social climate toward men's magazines, together with certain advances in electronic technology, including the proliferation of retail video outlets and the increased market share of cable television and the internet have largely contributed to the overall decrease in circulation. In addition, ongoing consolidations of companies in the magazine distribution industry have also contributed to the overall decrease in circulation. This decrease is consistent with general trends in the industry.

     The decrease in domestic average monthly circulation for PENTHOUSE magazine and the Affiliate Publications has been partially offset, however, by our ability to maintain consistent cover price increases and the recapture of certain convenience store distribution channels. PENTHOUSE magazine, for example, has steadily increased its cover price from 2000 levels of $6.99 to $7.99 per issue and in 2002 from $7.99 to $10 per issue. We regularly price test our magazines and adjust cover prices accordingly.

     While newsstand circulation is our principal means of distribution for PENTHOUSE magazine and the Affiliate Publications, we have also sought to increase their subscription circulation. The price of a twelve-month subscription to PENTHOUSE magazine ranged from $29.95 to $46.00 in 2002, depending upon the source of the subscription. We attract new subscribers to our magazines primarily through our own direct mail advertising campaigns, and through subscription agent campaigns. We recognize revenues from our magazine subscriptions over the term of the subscriptions.

     Subscription revenues for PENTHOUSE magazine and the Affiliate Publications were $6.7 million, $7.3 million and $6.9 million for the years ended December 31, 2002, 2001 and 2000, respectively, representing approximately 12%, 12% and 10% of our net revenues for these periods.

Advertising

     PENTHOUSE magazine and the Affiliate Publications are relatively less dependent on advertising revenues than many other magazines, as approximately 63% of their respective revenues are generated from newsstand sales, while approximately 15% are generated from subscription sales and approximately 16% are generated from advertising. Advertising revenues for PENTHOUSE magazine and the Affiliate Publications were $7.3 million, $8.3 million and $8.8 million for the years ended December 31, 2002, 2001 and 2000, representing approximately 14%, 13% and 12% of our net revenues for these periods, respectively.

     In 2002, PENTHOUSE magazine's advertising pages decreased by 6% and advertising revenues decreased by 16% from 2001. These decreases were primarily due to the declining circulation of PENTHOUSE magazine, which has the effect of decreasing advertising rates and making the magazine less attractive to advertisers. In addition, many advertisers scaled back on advertising in 2002 as a result of continuing weakness in the economy. In 2001, PENTHOUSE magazine's advertising pages increased by 9% from the prior year, while advertising revenues decreased by 6% from 2000. This decrease was primarily due to the declining circulation of PENTHOUSE magazine and a decrease in the amount of pay-per-call advertising in 2001. In 2000, PENTHOUSE magazine's advertising pages decreased by 10% and advertising revenues decreased by 0.5% from 1999.

     We also run advertisements in PENTHOUSE magazine for products that are created by General Media including advertising for our pay-per-call telephone lines, Video/DVD's, internet products and pay-per-view programming.

PENTHOUSE ONLINE SEGMENT

     We operate PENTHOUSE.com as a paid membership service available to customers in any country with Internet access. Customers that visit our website are presented with a free tour of our site including examples of the content that can be accessed by paying members. This content includes a vast library of images and a catalogued inventory of PENTHOUSE Pets that have been in our printed publications over the 1960's, 70's'80's, 90's and in this decade. Paying members may also access our library of reader submitted erotic stories. New features of our website include multiple Video on Demand features which include access to proprietary PENTHOUSE videos, such as PENTHOUSE Pet Casting Calls and other reality TV-like offerings, as well as a selection of specialty videos in various fetish or special interest categories.

     Our Internet Domain name, Penthouse.com, is critical to or success. We receive a large percentage of our visitors as a result of consumers inputting our name into commonly used Internet search engines or into their Internet browser. In contrast, generally new visitors to competitors' adult Internet sites are obtained through active marketing technologies such as pop-ups, pop-unders, banners, exit traffic links, and other electronic customer acquisition methods. These marketing strategies require significant capital investment to coordinate, monitor and pay for associated advertising fees. Conversely, PENTHOUSE.com receives nearly all its current visitors as a result of the popularity and awareness of its brand and through the cross promotion in the PENTHOUSE magazines. This cross promotion is accomplished at minimal additional incremental cost to our company.

     We also operate penthousefetish.com on the same pay for service membership business model. We plan to offer additional subscription sites in the future.

     Our sites provide us with multiple revenue streams, including fees for subscription services, e-commerce, advertising and sponsorships. We operate under contract our e-commerce store at http://www.penthousestore.com. Visitors to the store can chose from approximately 35,000 products including our PENTHOUSE films, adult films made by other producers, adult toys and back issues of their favorite PENTHOUSE magazines.

     We were an early adopter of the Internet as a distribution channel for our content. We launched our first pay service, PENTHOUSEmag.com, on the Internet in August of 1995. Today, customers are sold a membership ranging from 3 days to one year, at prices ranging from $2.95 to $120.00. Revenues received from the sale of memberships to our Internet Site are recognized over the term of the membership. The membership gives the customer access to adult-oriented photographs, video feeds and chat rooms via a personal identification number that expires according to the membership period selected. Memberships are billed to the customers' credit card in accordance with the Federal Communications Commission's safe harbor provision.

     We also host several other third party Internet sites that also provide adult-oriented entertainment. Under these agreements, we provide a banner on our Internet Site as well as hosting and billing services for these third party providers who are responsible for the content and maintenance of their site. In return we receive a portion of the paid membership fees to these sites in accordance with the agreements. In January 2000 we began selling advertising banners on our Internet Site.

     We are attempting to expand our international presence by exploring the possibility of entering into joint ventures and/or licensing arrangements in foreign countries to provide compelling content specifically tailored to those individual foreign audiences. The various international websites will mirror the multiple revenue stream model of our domestic online business

     The Internet industry is highly competitive. We compete for visitors, buyers and advertisers. We believe that the primary competitive factors include brand recognition, the quality of content and products, technology, pricing, ease of use, sales and marketing efforts and user demographics. We believe that we compete favorably with respect to each of these factors. Additionally, we have the advantage of leveraging the power of the PENTHOUSE brands, our libraries, marketing and promotions and loyal audiences.

     Revenue from the Online Segment has been decreasing over the past few years primarily as a result of the need for more aggressive credit card validation methods to comply with Visa's requirements and decreases in the average price of memberships sold. We have recently increased the price of memberships, redesigned the internet site to add more features and content, and we are exploring the possibility of establishing relationships with other companies in order to reach a wider audience on the internet in an effort to reverse this trend.

PENTHOUSE ENTERTAINMENT SEGMENT

     Our Entertainment Segment produces and distributes adult-oriented entertainment products, including video/DVD movies, pay-per-view programming, which are advertised in our magazines and sold under an exclusive distribution agreement with Image Entertainment to video and music stores and other retail outlets, and online through the Penthousestore.com internet site. We also offer pay-per-call telephone lines under contract with a third party provider.

     Revenues of the entertainment segment were $1.6 million, $2.9 million and $3.3 million for the years ended December 31, 2002, 2001 and 2000, respectively, representing 3%, 5% and 5% of our net revenues for these periods, respectively. We believe our market share in regards to such entertainment is an insignificant portion of the total market. We have recently undertaken measures to improve the results of this division, including entering into a cruise ship on demand pay per view license agreement, and we believe we can improve our results during the current fiscal period.

Video and DVD Sales & Rental

     Bringing adult movies into the privacy of the home through the introduction of videocassettes along with cable and satellite services all but eliminated the adult theatre business. The introduction of the DVD and its rapid acceptance by the public has been gradually shifting the balance of home viewing from videos to DVDs. DVDs offer better picture and sound quality than videos, worldwide compatibility and other add-ons. The DVD format also benefits suppliers and retailers. Several languages can be combined onto one DVD, so only the DVD cover needs to be changed for different territories. Also, back catalogue sales should initially increase as consumers look to replace their videocassette library with the new format.

     Although DVDs will not replace videocassettes completely in the near term because of the ability of users to record on videocassettes as well as their current high level of market penetration, rentals and sales of DVDs are likely to increase significantly as more DVD players are sold. We believe that the number of household with DVD players in the United States will increase in the future. Similar growth is expected in Western Europe.

     The provision of in-room entertainment services by major hotel chains throughout the world also serves as a distribution channel for adult media content. In addition to a selection of mainstream titles, hotel guests are often given a choice of adult movies on a pay-per-view basis. Hotels in the United States have in the past had a tendency to offer more softcore titles than hardcore, however in recent years the number of hardcore titles being offered has been increasing. In the United States, these services are provided by companies such as On Command and Lodgenet. Outside of the United States, excluding more restrictive countries such as the United Kingdom, hotel guests also have access to hardcore material on a pay-per-view basis.

Our Entertainment Operations

     We develop, produce and distribute products for the domestic and international home video/DVD markets. Since 1990, we produced 94 movies, which were released for domestic distribution through Warner Home Video, a subsidiary of Time Warner, Inc. up to June 1999. In June 1999, we entered into an agreement with Image Entertainment, whereby we licensed the domestic distribution of our catalog titles on DVD for a non-recoupable up-front license fee of $0.9 million and a royalty fee based on the number of units sold. We are amortizing the up-front licensing fee over the term of the contract. In June 1999 we also entered into an agreement with Image Entertainment, whereby we licensed the domestic distribution of our full length feature film, Caligula, on DVD for a recoupable up-front license fee of $0.1 million against a royalty fee based on the number of units sold thereafter. The upfront license fee under this agreement was fully recouped during the year 2000 and we are continuing to earn royalties over and above the up-front license fee.

     In July 2000 we entered into an agreement with Image Entertainment whereby we licensed the foreign distribution of our video cassettes and DVD's for a recoupable up-front license fee of $0.5 million against a royalty fee based on the number of units sold thereafter. The up-front license fee under this agreement was fully recouped during 2001 and we received a second recoupable up-front license fee of $0.1 million in June 2002 against which royalty fees are being applied based on the number of units sold since the first advance was fully recouped.

     The video cassettes and DVD's are also offered for sale through the PENTHOUSE store on our internet site and are advertised in our magazines. These videos are generally approximately 60 minutes in length, have a level of explicitness greater than "R" and feature PENTHOUSE centerfold models. Many of our videos are also sold internationally through licensing arrangements.

     We also provide adult-oriented entertainment through pay-per-call telephone lines which feature both recorded audio programs and live operators on 900 and 800 number telephone lines. Our recorded audio programs are created and broadcast by independent service bureaus. The operators on the live telephone lines are employed by the service bureaus and are not our employees.

     Our 900 number telephone lines are romantic in nature and feature programs where users can listen to computerized conversations, speak with live operators and participate in live one-on-one talk, dating and chat lines. The 900 number telephone calls are billed directly to the caller's telephone number and typically cost $3.95 and $4.95 per minute. Our 800 number telephone lines are explicit and uncensored in nature and include certain live PENTHOUSE party lines and live one-on-one talk, dating and chat lines and typically cost $4.95 per minute. The 800 number telephone calls are billed to credit cards in accordance with the Federal Communications Commission safe harbor provisions, which require that such telephone calls be billed to credit cards to insure that calls are not made by minors.

OTHER LICENSING BUSINESSES

     We license many of our brands to third-parties with specialized skills, thereby extending each licensed brand's market presence. Our Licensing Businesses combines certain brand-related businesses, such as the licensing of consumer products carrying one or more of our trademarks and artwork, as well as PENTHOUSE branded Luxury Gentlemen's Club opportunities, referred to as Location-based Entertainment.

     We license the PENTHOUSE name, the Three Key Design and other images, trademarks and artwork we own for the worldwide manufacture, sale and distribution of a variety of consumer products. We work with licensees to develop, market and distribute high-quality PENTHOUSE branded merchandise. We are exploring the possibility of extending our licenses to include men's and women's apparel, men's underwear and women's lingerie, accessories, collectibles, slot machines, interactive video games, cigars, watches, jewelry, fragrances, small leather goods, stationery, music, eyewear, barware and home fashions.

     We have also initiated exploitation of the PENTHOUSE brand equity in the location-based entertainment market by entering into agreements with companies where we contribute our brand name and marketing expertise in return for licensing fees. We are also exploring the possibility of either earning or purchasing equity in certain of these ventures in the future.

     Company-wide marketing activities consist of various PENTHOUSE hosted events in cities across the United States and on college campuses. In March 2003, we hosted a promotional event at the Winter Music Conference in Miami, Florida . We also use Mr. Guccione's personal residence in New York City for various events. The home is a 21,000 square foot historic townhome and is one of the largest residences in Manhattan. Our intention is to make more effective use of it in our branding efforts by establishing the "Penthouse Mansion" in Manhattan with the intended promotional value akin to the Playboy Mansion in Los Angeles. We believe we have good relations with other recognized media companies, exemplified by our January 2003 Clear Channel Communications hosted party at the Penthouse townhome attended by a number of celebrities. Clear Channel is a large media company with 1,184 radio stations and 34 TV stations.

     Current television and film productions either recently produced, in development or under consideration, to be produced and funded by outside parties, include The Making of a PENTHOUSE Pet. We have previously produced a variety of PENTHOUSE titles including PENTHOUSE Pet Casting Call, International Amateurs, Swimsuit Video, Showgirls of PENTHOUSE and On Campus. We are currently evaluating additional proposals for expanded reality-based titles which we believe are enjoying wide market success as evidenced by products offerings of competitors like Girls Gone Wild or Playboy Party at the Mansion series produced by Mandalay Entertainment.

MARKETING

     We sell magazine subscriptions principally through direct mail solicitations to households on our customer lists, as well as to customer lists rented or purchased from third parties. For many years, we have been active in the direct mail industry.

INFORMATION TECHNOLOGY AND CUSTOMER DATABASE ENHANCEMENT

     The size and quality of our computerized customer database of current and prospective customers in each country where we operate contributes significantly to our business. We are constantly striving to improve our customer databases.

     We will continue to capture proprietary data about our customers and plan to make significant investments in our database management and related information technology to improve our operating efficiencies, to increase the level of service we provide to our customer base and to facilitate globalization of our operations.

     Some international jurisdictions, particularly in Europe, have data protection laws or regulations prohibiting or limiting the exchange of information of the type that we maintain. Some jurisdictions also prohibit the retention of information, other than certain basic facts, about non-current customers. Although these regulations may hinder our ability to collect, retain and use customer information, we believe that current laws and regulations do not prevent us from engaging in activities necessary to operate our current businesses.

     We are also evaluating future investments in other information technology systems to complete the digitalization of our entire movie and photograph library in order to prepare our library for distribution in new electronic media. We have developed an extensive library of motion pictures and other pictorial content. This library is archived on a master print, which would allow duplication in traditional media. New forms of electronic distribution provide us with an opportunity to use this content by distributing it on new forms of media, such as DVD, Internet and broadband. To facilitate electronic distribution of our products, we are planning the conversion of our entire archive of print images and motion pictures into a digital format.

OUR STRATEGY

     Licensing. Our business plan anticipates expanding the products and services that are available to consumers through specialty licensees. We are evaluating proposals to expand many categories of merchandising. Our plan is to emulate other successful merchandising companies like Hard Rock Cafe. Hard Rock Cafe generates a substantial amount of its revenue base from merchandising sales such as hats, T-shirts, sweatshirts, despite being a location-based provider of food and beverage. We intend to leverage our trademarks to expand our merchandising family of products. We intend to make these products more readily available to consumers. Like Hard Rock Cafe, we intend to sell such merchandise to patrons of our new clubs.

     Technology. The use of the Internet for viewing adult media content is expected to increase significantly as home Internet access increases and broadband services become more widely available. We believe that adult pictorial content is one of the clear leaders in commercializing the Internet. As the number of users globally continues to grow, we believe we have an advantage in accessing this audience through the worldwide recognition of our brands.

     We are in negotiations to license through a third party provider database management software used to automate our Internet operations and to derive new sources of e-commerce revenue. The software is used to store, categorize, manipulate and publish pictorial and film content on the Internet. We believe that these and other technologies can be used to enhance our Internet member's experience and thereby retain the customer longer so as to increase revenue per customer.

     Internet. In our PENTHOUSE Online Segment, we are implementing a synergistic strategy by coordinating our online operations with our publishing activities. The incremental cost to drive new Internet customer acquisition through the distribution of our magazine is nominal. To date, we have not exploited this advantage fully and little coordination has been developed. As a result, Penthouse has not benefited from the same rapid growth of its online content revenues as enjoyed by lesser-known online competitors. We believe we now have coordinated our cross promotion strategy. We are also in negotiations with one of the largest Internet traffic generating companies in the US to monetize our web traffic and receive visitor referrals from them, commonly referred to as exit traffic. We believe we can increase our paid membership base with such business relationships in place.

     Location-based Entertainment. We see the development of PENTHOUSE branded adult entertainment clubs as a key growth element of our entertainment division. Currently, we have licensed seven clubs. Clubs in Dallas, Texas, Austin, Texas, Cleveland, Ohio and Spartanburg, South Carolina are operating and locations are to open in San Antonio, Texas, New York City, New York and Mexico City, Mexico in 2003. These clubs have been financed completely with funding provided by the licensing partners. We anticipate opening an additional twelve locations globally between now and 2005.

     Video. We believe that there continues to be significant potential in the worldwide video and DVD market. Compounding this, we have not historically benefited from the rapid adoption worldwide of DVD sales. We plan to attempt to expand the sales of video and DVD by licensing the Penthouse name to international producers for foreign distribution. We are negotiating non-exclusive terms presently with prospective business partners

     Acquisition. We expect these regulatory and technological developments to fuel increasing demand worldwide for adult media content of all kinds, including demand for products in our market niche for explicit, unrated adult media content. In addition, we believe that market demand for content to fill new media outlets will lead mainstream media content providers to seek still more adult media content in the future. We expect that the high quality standards of the mainstream media, technological demands of multiple delivery formats and global marketing and distribution costs will increase capital requirements for providers of adult media content. While the adult entertainment industry is currently characterized by a large number of relatively small producers and distributors, we believe that the factors discussed above will cause smaller, thinly capitalized producers to seek partners or exit the adult entertainment business, leading to a consolidation of the adult entertainment industry.

OWNERSHIP, CAPITALIZATION AND FINANCING

     General Media is a Delaware corporation formed in November 1993 in connection with a private debt offering (the "Offering"). As part of the Offering, the Company issued an aggregate principal amount of $85.0 million in Series A 10 5/8% Senior Secured Notes due 2000 (the "Series A Notes"). The Series A Notes were issued under an Indenture dated December 21, 1993, as supplemented (the "Indenture") with IBJ Whitehall Bank & Trust Company (now HSBC as successor Trustee), as trustee. Following the Offering, and pursuant to certain registration rights of the Series A Noteholders, the Company exchanged the Series A Notes for Series B 10 5/8% Senior Secured Notes Due 2000 (the "Series B Notes"), which the Company had registered under the Securities Act of 1933, as amended (the "Securities Act"). The Series B Notes were substantially identical to the Series A Notes (including principal amount, interest rate and maturity), except that the Series B Notes were freely transferable.

     In the Offering, General Media also issued an aggregate of 187,506 warrants (the "Warrants") to purchase an aggregate of 25,000 shares of General Media common stock (approximately 5% of the outstanding common stock). Of the Warrants, 5,000 were repurchased by General Media in July 1995, 18,009 Warrants were exercised (at an exercise price of $.01 per share of common stock) for 2,401 shares of common stock on December 22, 2000, and 104,076 expired without exercise in accordance with the Warrant agreement. The due date of the remaining 60,421 Warrants was extended in connection with negotiations over the refinancing of the Notes, discussed below.

     On March 29, 2001, General Media completed the refinancing of the Series B Notes and the Warrants (the "Refinancing"). Under the refinancing agreement, pursuant to the exemption from registration contained in Section 3(a)(9) of the Securities Act, General Media exchanged $51.5 million of principal amount of Series B Notes and any Warrants held by exchanging noteholders for new notes (the "Series C Notes") and preferred stock meeting certain specified terms and conditions. The remaining $0.5 million of principal amount of senior debt securities that were not exchanged were retired by payments made to the holders on March 29, 2001. Any remaining warrants were exercised or expired.

     The Series C Notes will mature on March 29, 2004, bear interest at a rate of 15% per annum and require amortization payments of $6.5 million on or before December 31, 2003. In addition, further amortization equal to 50% of excess cash flow is required, as well as any proceeds from the sale of certain real property owned by General Media International, Inc. ("GMI"), an affiliate of General Media (after payment of existing debt obligations thereon) and any proceeds to General Media from certain insurance policies on the life of the principal shareholder. General Media has pledged substantially all of its assets as collateral for the Series C Notes. The Indenture was amended to reflect the above mentioned payments and to reflect the March 29, 2004 maturity of the Series C Notes.

     The 9,905 shares of preferred stock issued in the Refinancing carried an initial liquidation preference of $10 million, provides for "paid-in-kind" dividends at a 13% per annum rate and is convertible (a) until March 29, 2004, into 10% of General Media's common stock on a fully diluted basis, (b) from March 29, 2004 to March 29, 2005, into 12.5% of General Media's common stock on a fully diluted basis, and (c) from March 29, 2005 to March 29, 2006, into 15% of such common stock on a fully diluted basis. The preferred stock may be optionally redeemed by General Media (subject to the aforementioned conversion rights) at the end of the year ending March 29, 2006. The preferred stock may be optionally redeemed by General Media at increasing premiums during the years ended March 29, 2004, 2005 and 2006, provided that the Series C Notes are paid in full at or before the time of any redemption.

     Until November 2002, 99.5% of the common stock of General Media was owned by GMI, the common stock of which is owned by Robert C. Guccione and Robert C. Guccione Family Trust No. 1. On November 8, 2002, GMI sold all its common stock holdings in General Media to Penthouse International, Inc. ("PII"). The sale transaction took place on November 8, 2002, pursuant to a Stock Exchange Agreement dated November 4, 2002 between PII and GMI (the "Stock Exchange Agreement"). Pursuant to the Stock Exchange Agreement, and in consideration for the common stock of General Media, PII issued to GMI 42.5 million shares of its common stock (comprising 85% of such class) and 5,000 shares of PII's Series A Preferred Stock (comprising 100% of such series).

     PII is a Florida corporation formerly known as American Pulp Exchange, Inc. and incorporated in December 2001. The common stock of PII is traded on the Over-the-Counter Bulletin Board under the symbol "PHSL". All of PII's Series A Preferred Stock and 85% of PII's common stock is owned by GMI. All of the capital stock of GMI is owned by Robert C. Guccione and Robert C. Guccione Family Trust No. 1. Mr. Guccione is a director and officer of General Media, PII and GMI.

SOURCES AND AVAILABILITY OF RAW MATERIALS

     Paper is the primary raw material used in the production of our magazines. We use a variety of high quality coated and uncoated paper that is purchased from a number of suppliers. We believe that there are several alternative suppliers in the event of our inability to purchase from our present suppliers.

TRADEMARKS

     Our trademarks are essential to our current business operations and future expansion. The trademarks, which are renewable indefinitely, include PENTHOUSE, Forum, Variations, PENTHOUSE Letters, Girls of PENTHOUSE,the Three Key Logo, the One Key Logo, Pet of the Year, PENTHOUSE Pet, Mind & Muscle Power, Hot Talk, PENTHOUSE Comix and PENTHOUSE Men's Adventure Comix. Our trademarks and copyrights are critical to the success and potential growth of all of our businesses. We actively protect and defend our trademarks and copyrights throughout the world and monitor the marketplace for counterfeit products. Consequently, we initiate legal proceedings from time to time to prevent their unauthorized use.

SEASONALITY

     Our business is generally not seasonal in nature. Issues of PENTHOUSE magazine with female celebrity covers or pictorials, however, have historically resulted in higher newsstand sales than non-celebrity issues. Sales of our video/DVD products may vary based upon the timing of the release of new movies.

PROMOTIONAL AND OTHER ACTIVITIES

     We believe that our sales of products and services are enhanced by the public recognition of the PENTHOUSE name as symbolizing a lifestyle. In order to establish public recognition, we, among other activities, have entered into an expense sharing agreement with our affiliate GMI, which is owned by Robert C. Guccione. The Townhouse is used for various activities related to General Media, including business meetings, client entertainment, charitable functions, magazine photography sessions and promotional and marketing events. Expenses of maintaining the Townhouse, as well as any applicable debt service requirements, are the responsibilities of GMI. See Item 13. Certain Relationships and Related Transactions and "Compensation Committee Interlock and Insider Participation in Compensation Decisions."

DEPENDENCE ON CUSTOMERS

     No single customer accounted for more than ten percent of our net revenues in 2000, 2001 or 2002, and no part of the business is dependent upon a single customer or a few customers, the loss of any one or more of which would have a material adverse effect on us. However, one advertising agency placed $2.3 million, $2.0 million and $1.8 million in advertising revenues in PENTHOUSE magazine and the Affiliate Publications in 2000, 2001 and 2002, respectively. These revenues represent 3% of our net revenues in 2000, 2001 and 2002, respectively.

COMPETITORS

     Magazine publishers face intense competition for both circulation and advertising revenues. The main competitors of PENTHOUSE magazine and the Affiliate Publications are magazines that primarily target a male audience. Other types of media that carry advertising also compete for advertising with our magazines.

     Competition in the internet business comes from many different competitors. Our advantage in this area is the PENTHOUSE trademark and the low cost of advertising our Internet service in our own magazines.

     Competition in the pay-per-call business is generally limited to a few major competitors. Our advantage in this area is the low cost of advertisement for such pay-per-call service in our own magazines.

EMPLOYEES

     As of April 9, 2003, we employed 104 full-time employees, none of whom are members of a union, and 3 part-time employees.

ITEM 2. PROPERTIES

     Our principal corporate offices for the publishing, online and entertainment segments are located in New York City at 11 Penn Plaza, as set forth below.

                                                     APPROX.           LEASE
                                                     SQ. FT.        EXPIRATION
         LOCATION            PRINCIPAL USE          OCCUPIED           DATE
         --------            -------------          --------           ----
                          Principal Corporate,
                              Publishing,
11 Penn Plaza,            Production and Sales
New York, New York               Office               49,000      March 11, 2009

     We have a ten-year and seven-month lease for our principal corporate offices that commenced on August 11, 1998 and requires annual lease payments of $1.9 million until the expiration of lease. We believe that our principal corporate offices are suitable and adequate for our current business operations and that, upon expiration of the lease, we will be able to obtain similarly suitable and adequate office space in Manhattan at a competitive price.

     We also use a 17,000 square foot townhouse located in New York City, owned by GMI and Robert C. Guccione, for business related activities, including business meetings and promotional and marketing events. Pursuant to a Properties and Salary Allocation Agreement among General Media, GMI and a GMI subsidiary, we reimbursed GMI approximately $0.6 million, $0.6 million and $0.5 million in 2002, 2001 and 2000 respectively for the use of such property.

ITEM 3. LEGAL PROCEEDINGS

     On December 3, 2001, Network Telephone Services ("NTS") filed in Los Angeles Superior Court (the "Court") a complaint against Robert C. Guccione, GMI and General Media (collectively the "Defendants") asserting breach of promissory note, breach of written guarantee, and a declaration of rights and injunctive relief arising out of a promissory note and several other agreements between NTS and the Defendants. Pursuant to a settlement agreement, the Court subsequently dismissed the case on November 12, 2002.

     On May 8, 2002, an action was filed in United States District Court for the Central District of California (the "California Court"), alleging, among other things, that General Media published photographs (the "Photographs") of a woman topless in the June 2002 issue of Penthouse Magazine (the "Magazine"), falsely representing them to be pictures of the plaintiff when they were in reality photographs of someone else. The action also alleges that General Media advertised its intention to make the Photographs and a video of the woman available on its internet site on May 10, 2002. On May 7, 2002, General Media issued a press release stating that it had made an unintentional error when it said the Photographs were of the plaintiff and it apologized to the plaintiff and the actual woman in the Photographs for the error. General Media also published the apology on its internet site.

     The plaintiff seeks a permanent injunction barring General Media from any similar acts concerning her, barring it from any further distribution of the Photographs and the June 2002 edition of the Magazine, barring it from any references to the plaintiff on its internet site, barring it from representing that any pictures or photographs on the internet site are depictions of the plaintiff, ordering it to deliver or destroy all materials that have the alleged false representations, ordering the disgorgement and paying over of all profits it earned and any other unjust enrichment that it received from the alleged false depiction of the plaintiff, awarding damages in an unspecified amount not less than $10,000,000, trebling of these unspecified damages, awarding punitive damages in an unspecified amount and reimbursement for the plaintiff's costs and attorneys' fees in prosecuting the action. General Media has filed a motion to dismiss portions of the complaint and the plaintiff has filed a cross-motion to freeze $15,000,000 of General Media's assets for purposes of insuring the payment of a possible judgment. The California Court denied both of these motions in August 2002. The plaintiff filed an appeal to the Ninth US Court of Appeals, which ruled against the plaintiff in November 2002. General Media and the plaintiff have exchanged discovery requests and are in the process of exchanging information. General Media intends to vigorously defend itself in this action. It is still too early to determine the possible outcome of the proceedings. Therefore management cannot give an opinion as to the effect this action will have on General Media's financial condition or results of operations. There can be no assurance, however, that the ultimate liability from these proceedings will not have a material adverse effect on its financial condition and results of operations.

     On August 26, 2002, two individuals on behalf of themselves and all others similarly situated (the "Class Action Plaintiffs") filed in the Circuit Court of Cook County, Illinois, an action alleging that General Media committed a breach of contract, a breach of express warranty and consumer fraud when it published the Photographs, falsely representing them to be pictures of the aforementioned plaintiff when they were in reality photographs of someone else. The Class Action Plaintiffs have filed a request that the action be certified as a class action with the two plaintiffs as class representatives and their lawyer as class counsel. General Media has filed a motion to dismiss the action. General Media intends to vigorously defend itself in this action. It is still too early to determine the possible outcome of the proceedings. Therefore management cannot give an opinion as to the effect this action will have on General Media's financial condition or results of operations. There can be no assurance, however, that the ultimate liability from these proceedings will not have a material adverse effect on its financial condition and results of operations.

     On July 13, 2001, an employee filed a charge of discrimination (the "Charge") against General Media with the U.S. Equal Employment Opportunity Commission ("EEOC"). On April 11, 2003, the District Director of the EEOC ruled that there was reasonable cause to find that the employee had been subjected to discrimination on the basis of disability and age, and that she had been constructively discharged. General Media is waiting for the EEOC to schedule a conciliation meeting with the employee to determine what actions need to be taken to resolve the Charge. General Media intends to vigorously defend itself in this action. It is still too early to determine the possible outcome of the proceedings. Therefore management cannot give an opinion as to the effect this action will have on General Media's financial condition or results of operations. There can be no assurance, however, that the ultimate liability from these proceedings will not have a material adverse effect on its financial condition or results of operations.

     On March 28, 2003, a former employee of General Media who was terminated for what General Media believes to be reasonable cause, filed a claim in the Supreme Court of The State of New York seeking damages of $75,000 plus an accounting of their incentive compensation. General Media believes it has no liability to this individual and is vigorously defending itself against this claim.

     In December 2002, General Media received correspondence from a third party informing General Media that transmission of video content on the Internet is a violation of patents that the third party claims to own. The third party has demanded that General Media execute a royalty agreement in favor of the third party with respect to revenue from any videos that it has displayed on its Internet Site. To General Media's knowledge no action has been instituted against it by the third party. General Media believes that it does not owe any royalties to this third party and intends to vigorously defend itself in any action brought against it by the third party.

     There are various lawsuits claiming amounts against General Media. While the outcome of these matters is currently not determinable, it is the opinion of General Media's management that the ultimate liabilities, if any, in the outcome of these cases will not have a material effect on General Media's financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

                                     PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     As of March 28, 2003, a total of 477,401 shares of General Media's common stock, par value $.01 per share (the "Common Stock") were issued and outstanding, all of which are believed to be held by three shareholders. 475,000 shares, or approximately 99.5% of the outstanding Common Stock, were held by PII and the remaining 2,401 shares, or approximately 0.5% of the outstanding Common Stock, were owned by persons acquiring such shares, directly or indirectly, upon exercise of Warrants issued in the Offering. There is no established public trading market for the Common Stock.

     Holders of shares of Common Stock are entitled to receive dividends out of funds legally available for payment thereof in such amounts per share as may be declared by General Media's Board of Directors, subject to the restrictions contained in the Indenture. Pursuant to the Indenture, General Media may not declare a dividend on the Common Stock, subject to certain exceptions, unless it meets certain financial covenants set forth therein. General Media's subsidiaries, however, are permitted to make inter-company dividends on their shares of common stock. General Media did not declare any dividend for the fiscal years ended December 31, 2000, 2001 or 2002.

ITEM 6. SELECTED FINANCIAL DATA (a).

                                                                                     YEAR ENDED DECEMBER 31,
                                                                              --------------------------------------
                                                                                          (IN MILLIONS)
                                                                 1998           1999           2000           2001           2002
                                                               --------       --------       --------       --------       --------
OPERATING DATA:

   Net revenue                                                 $  101.0       $   75.0       $   72.3       $   62.6       $   53.8
   Operating income (loss)                                          5.5           (0.8)          11.8            7.3            7.8
   Debt restructuring expenses                                                                                   9.6
   Interest expense, net                                            9.4            7.2            6.4            7.7            7.2
   Gain on sale of officers life insurance policies
   Gain on sale of a work of art                                                                                                0.1
   Gain on sale of Automotive Magazines                                           30.7
   Income (loss) before extraordinary item                         (3.9)          19.2            3.2           (9.9)           1.6
   Extraordinary gain from extinguishment of debt, net of
    income taxes of $15 in 1999 and $465 in 2000                                   0.7            0.6
   Net income (loss)                                               (3.9)          19.9            3.8           (9.9)           1.6
EBITDA (b):

     Net income (Loss)                                             (3.9)          19.9            3.8           (9.9)           1.6
   Adjusted for:
         Depreciation and amortization                              1.8            0.9            0.7            0.6            0.5
         Debt restructuring expenses                                                                             9.6
         Interest expense, net                                      9.4            7.2            6.4            7.7            7.1
         Gain on sale of officers life insurance                                                                               (0.8)
         Gain on sale of work of art                                                                                           (0.1)
         Gain on sale of automotive magazines                                    (30.6)
         Income tax expense (benefit)                                              3.4            2.3           (0.1)
         Extraordinary gain from the extinguishment of
          debt                                                                    (0.7)          (0.6)
     EBITDA                                                         7.3            0.1           12.6            7.9            8.3
OTHER DATA:

   Capital expenditures                                             2.8            0.6            0.2            0.1
   Ratio of earnings to fixed charges                               (c)            3.5            1.7            (c)            1.2
BALANCE SHEET DATA:

   Total assets                                                $   41.9       $   30.3       $   32.8       $   25.8       $   15.5
   Current maturities of senior debt securities                                   51.8            2.9            5.8            7.8
   Senior debt securities, less current maturities                 79.6                          49.1           43.3           35.3
   Manditorily redeemable convertible preferred stock                                                            9.5           11.3
   Total stockholders' deficiency                                 (78.1)         (56.7)         (52.7)         (63.9)         (64.1)

------------------------
(a) Certain amounts reported for prior periods have been reclassified to conform to the current year's presentation.

(b) EBITDA represents earnings (loss) from continuing operations before interest expense, interest income, depreciation, amortization, income taxes and extraordinary items. We evaluate our operating results based on several factors, including EBITDA. We consider EBITDA an important indicator of the operational strength and performance of our ongoing businesses, including our ability to provide cash flows to pay interest, service debt and fund capital expenditures. EBITDA also eliminates the impact of how we fund our businesses and the effect of changes in interest rates, which are not necessarily indicative of our operating performance. Finally, EBITDA is used to determine compliance with certain provisions of the Indenture governing our Series C Notes. EBITDA should not be considered an alternative to any measure of performance or liquidity under accounting principles generally accepted in the United States of America. Similarly, EBITDA should not be inferred as more meaningful than any of those measures.

(c) For the years ended December 31, 1998 and 2001, earnings were insufficient to cover fixed charges by $4,396,000 and $10,255,000, respectively.

     For a more detailed description of our financial position, results of operations and accounting policies, please refer to Part II. Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Part II. Item 8. "Financial Statements and Supplementary Data."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes, and the other financial information included elsewhere in this annual report.

FORWARD LOOKING STATEMENTS

     In addition to historical information, "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements as to expectations, beliefs, plans, objectives and future financial performance, and assumptions underlying or concerning the foregoing. These forward-looking statements involve risks and uncertainties and are based on certain assumptions, which could cause actual results or outcomes to differ materially from those expressed in the forward looking statements. The following are important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements: (a) the ability of the Company to generate sufficient cash from future operations to make all the payments required under the Series C Notes; (b) government actions or initiatives, including (1) attempts to limit or otherwise regulate the sale of adult-oriented materials, including print, video and online materials, (2) regulation of the advertisement of tobacco products, or (3) significant changes in postal regulations or rates; (c) increases in paper and printing prices; (d) increased competition for advertisers from other publications and media or any significant decrease in spending by advertisers generally, or with respect to the adult male market; (e) effects of the consolidations taking place among businesses which are part of the magazine distribution system; (f) uncertainty with regard to the future market for entertainment, e-commerce and advertising by way of the Internet; (g) the impact on advertising sales of a slow-down or possible recession in the economy, an increasingly competitive environment and competition from other content and merchandise providers; and (h) the impact of terrorist attacks and international conflicts. Readers are cautioned not to place undue reliance in these forward-looking statements, which reflect management's opinions only as of the date hereof. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements.

OVERVIEW

     We are currently generating revenues in three industry segments: publishing, online and entertainment. The publishing segment is engaged in publication of Penthouse magazine and the Affiliate Publications, the licensing of our trademarks to publishers in foreign countries, for use on various consumer products and, starting in 2002, for use in the operation of adult clubs. The online segment is engaged in the sale of memberships to our Internet Site, the sale of advertising banners posted on the Internet Site and, starting in 2001, the sale of adult-oriented consumer products through our online store. The entertainment segment provides a number of adult-oriented entertainment products and services, including pay-per-call telephone lines, digital video discs, videocassettes and pay-per-view programming.

     During 2002, net revenues declined due to the weak economy and financial uncertainty that exits in the publishing industry as a whole.

     We have made various operational enhancements, including cost cutting measures during 2002 to partially offset the decrease in revenues from our business segments. The cumulative effect of the below listed improvements is approximately $6.0 million in annual savings.

     The following actions were taken during 2002 to improve profitability and improve cash flow:

     - On February 28, 2002, we reduced our workforce by 38 employees (25% of total workforce). This action reduced the amount of cash required for salary and benefit expenses by approximately $1.6 million during 2002 and is expected to save approximately $2.1 million on an annualized basis thereafter.

     - We reduced the production costs of our magazines by negotiating reductions in the price of paper and printing costs, by changing the paper grades on our magazines, and by changing their design to improve production efficiencies, thereby saving approximately $1.9 million in cash during 2002.

     - We reduced the amount of cash expended to promote subscriptions and reduced the amount of cash expended on other selling, general and administrative expenses by approximately $1.4 million for 2002.

     - We reduced annual aggregate payments for the benefit of Robert Guccione by $2.8 million, from $4.5 million to $1.7 million during 2002.

     The Company has undertaken or is planning the following actions during 2003, which are primarily directed at improving its revenue generating capability, to attempt to improve its cash flow:

     - The Company is expanding the licensing of its trademarks to more adult entertainment clubs.

     - The Company has entered into a new cruise ship on demand pay-per-view license agreement to improve the revenue generated by its movies.

     - The Company is exploring the possibility of expanding the licensing of its trademarks to different industries and establishing partnerships with other companies to produce a larger number of movies.

     - The Company is also exploring the possibility of establishing relationships with other companies to find better ways to generate revenue from its large collection of pictorial inventory and to reach a wider audience on the internet.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001

NET REVENUES

     Total net revenues were $62.6 million for the year ended December 31, 2001, compared to revenues of $53.8 million for the year ended December 31, 2002, a decrease of $8.8 million. This decrease was a combination of $5.0 million from our Publishing Segment; $2.5 million from our Online Segment; and $1.3 million from our Entertainment Segment.

                                                         NET REVENUE
                                                   ----------------------
                                                          YEAR ENDED
                                                         DECEMBER 31,
                                                   ----------------------
                                                     2001          2002
                                                   --------      --------
Publishing Segment                                 $   49.9      $   44.9
Online Segment                                          9.8           7.3
Entertainment Segment                                   2.9           1.6
                                                   --------      --------
                                                   $   62.6      $   53.8
                                                   ========      ========

PUBLISHING SEGMENT

     The decrease in revenue in the publishing segment was primarily attributable to a decrease in Newsstand revenues, as a result of a decrease in the number of copies of Penthouse magazine and the Affiliate Publications sold. Newsstand revenues decreased $2.9 million, from $31.0 in 2001 to $28.1 million in 2002. Newsstand sales have been adversely affected by the continued weakness in the economy and by the continued loss of newsstand distribution outlets due to the change in social climate towards men's magazines, advances in electronic technology, including the proliferation of retail video outlets and the increased market share of cable television and the internet, as well as ongoing acquisitions and consolidations of companies in the magazine distribution industry which have for several years resulted in a reduction in the number of outlets carrying our magazines. To attempt to offset this decline, we have implemented special marketing strategies aimed at developing new outlets for our magazines and rewarding growth in sales by distributors.

     Over the last several years, the number of newsstand copies of Penthouse magazine and the Affiliate Publications sold per issue has trended downward. From December 31, 1998 to December 31, 2002, Penthouse magazine and the Affiliate Publications domestic average monthly newsstand circulation decreased by 39%. We believe that the loss of several newsstand distribution outlets due to the change in the social climate towards men's magazines, together with advances in electronic technology, as outlined above, as well as ongoing acquisitions and consolidations of companies in the magazine distribution industry have largely contributed to the overall decrease in circulation. Newsstand sales during 2001 and 2002 have also been negatively impacted by the economic recession that began in 2001 and the failure of the economy to make a significant recovery in 2002. We have raised the cover prices of the magazines and reduced production costs to partially offset the decline in newsstand circulation. We are attempting to increase newsstand sales though the use of special marketing strategies we have implemented aimed at developing new outlets for its magazines and rewarding growth in sales by distributors and the addition of extra issues of certain of our magazines. We employ a direct newsstand sales force to call on wholesalers and retailers to promote our magazines and to provide information back to our corporate office on the success of our marketing efforts. However due to the negative factors listed above and the current weakness of the economy that has resulted in an increase in the number of bankruptcies or near bankruptcies of companies within the magazine distribution system, the newsstand sales have fallen below that of the prior year. We believe that newsstand sales may recover somewhat during 2003 if the economy improves and our special marketing strategies are successful.

     Advertising revenue represented $1.0 million of the publishing segment revenue decrease, dropping from $8.3 million in 2001 to $7.3 million in 2002. This decrease is attributable to a decrease in the average rate per page of advertising pages sold in Penthouse magazine and the Affiliate Publications and a decrease in the number of advertising pages sold in Penthouse magazine, partially offset by an increase in the number of advertising pages sold in the Affiliate Publications.

     The advertising revenues of Penthouse magazine and the Affiliate Publications have also declined over the past several years. The primary reason for the decrease in advertising revenue has been the decrease in the average monthly circulation of our magazines, which has the effect of decreasing advertising rates and making our magazines less attractive to advertisers. In addition, many advertisers scaled back advertising in Penthouse magazine during 2002 as a result of the continuing weakness in the economy and many cigarette companies have either suspended or scaled back advertising in magazines as a result of increased pressure from regulatory agencies and concerns over litigation against tobacco companies. However we were successful in increasing sales of the lower priced advertising pages offered by the Affiliate Publications during 2002, which became more attractive to advertisers who had smaller advertising budgets available and could not afford advertisements in Penthouse magazine. There has also been a steady decrease in pay-per-call advertising over the past several years as competition in the pay-per-call industry has caused rates per minute to decrease and as pay-per-call services have attracted less of an audience in recent years. Partially offsetting these negative factors has been an increase in demand for advertising for sexual enhancement products. We are also pursuing advertisers in many other industries in an attempt to improve our advertising revenue. We believe, however, that due to the above mentioned negative factors, 2003 advertising revenues will fall below 2002 revenue.

     Subscription revenue accounted for $0.6 million of the decrease in our publishing segment, decreasing from $7.3 million for the year ended December 31, 2001 to $6.7 million for the year ended December 31, 2002. The decrease is attributable to a decrease in the number of subscription copies sold per issue as a result of a decrease in the number of subscription acquisition direct mailings done in the current year, partially offset by a slight increase in the rate per copy sold.

     We have experienced a steady decline in the number of sales of subscription copies of Penthouse magazine and the Affiliate Publications over the past several years. We believe the reasons for the decrease are similar to the reasons for the declining newsstand sales, but has also resulted from increases in the subscription prices of the magazines and lowered discounts offered to subscription agents. We increased the subscription prices of the magazines and lowered discounts to subscription agents in order to increase the profitability of subscription sales. Subscription revenue also decreased in 2002 as a result of a decrease in the number of subscription acquisition direct mailings done in the current year. We are not planning to increase the subscription prices for the magazines in the near term and we plan to increase the number of subscription acquisition direct mailings in 2003. We therefore expect the number of subscribers to decline slightly in the first half of 2003 and then to begin to increase during the remainder of the year, as a result of the increase in the number of subscription acquisition direct mailings. However, the 11.6% increase in postal rates that went into effect in July 2002 is expected to reduce the profitability of subscription sales by approximately $350,000 on an annualized basis.

     Revenues from licensing of foreign editions were $2.1 million and $1.6 million for the year ended December 31, 2002 and 2001, respectively, a decrease of $0.5 million. The decrease in revenues in 2002 resulted when some of our licensees stopped publishing magazines in their respective markets.

     Until 2002, revenue from licensing of foreign editions had remained fairly stable for many years. While declining circulation in mens magazines around the world had resulted in lower royalty payments per licensee each year, we had been able to maintain our licensing revenue by adding new licensees to offset declining royalty payments. During 2002, our foreign edition licensing revenue declined when some of our licensees stopped publishing and we were unable to complete a sufficient number of new licensing agreements to replace the ones that were lost in these markets. The continuing weakness in the economy of most foreign countries during the year and the declining circulation of mens magazines have made it more difficult to find licensees willing to launch new publications. Despite the results for 2002, we expect revenue from foreign licensing to increase moderately in 2003 as a result of two new agreements with licensees that have been completed in 2003 and several others that are in the process of being negotiated. However this expectation is partially dependent on the strength of the economy in the foreign countries that we have existing and potential licensees in during 2003, which is uncertain at this time.

ONLINE SEGMENT

     Decreasing revenue in the online segment is primarily attributable to a decrease in revenue from the sale of memberships to the Internet Site of $2.0 million. The decrease in revenue resulted from a decrease in the average price of the memberships sold, partially offset by an increase in the number of new members. The number of members to our Internet Site has increased 4% over the past year. In October 2002, we increased the price of memberships to the Internet Site and eliminated some lower priced options in order to increase the average price paid for memberships going forward. We also redesigned the site to add more features and content to make it more appealing to members. These changes have helped to encourage members to retain their memberships for longer periods of time. In addition, we began accepting on-line electronic check payments in July 2002 as an additional method of payment and plan to enter into cross-marketing programs with other web sites to increase the amount of traffic coming to the Internet Site.

     Online advertising revenues from banners on the Internet Site decreased by $0.5 million during the year ending December 31, 2002. The decrease in advertising revenue is primarily attributable to the weakness in the U.S. economy during 2001 and 2002.

     Revenues from the online segment, which had declined during 2001, primarily as a result of the use of more aggressive credit card validation methods required to comply with Visa's requirements, continued to decline in 2002 for the reasons stated above. We believe, however, that revenues from memberships will start to increase slightly in 2003 as a result of the changes we have made to the pricing structure, the cross-marketing programs we plan to enter into to bring traffic to the Internet Site and the redesign of the Internet Site that was made to retain members for longer periods of time, as stated above. However, the results will depend partially on the strength of the economy during 2003, which is uncertain at this time. We do not believe we will need to improve our validation methods any further to meet Visa's requirements. However, Visa has the right to modify the maximum allowable chargeback level at any time. Should Visa decide to reduce the maximum chargeback level, we may need to intensify our validation methods further to meet the new requirements, which would result in a decrease in the number of customers who would be accepted as members of the Internet Site. MasterCard recently established its own regulations for maximum chargeback and refund levels that went into effect in April 2002. Our chargeback and refund levels have remained well within those required by the new MasterCard regulations and these new regulations have had no material effect on the sales of memberships to the Internet Site. There is also the possibility that one or more of the credit card companies may decide to stop processing adult on-line internet transactions altogether, which most likely would result in a decrease in online revenues. We believe that revenue from advertising banners in the Internet Site for the year 2003 will be consistent with 2002. Revenues from the online store in 2003 are also expected to remain fairly consistent with that of 2002.

ENTERTAINMENT SEGMENT

     The decrease in revenue in the entertainment segment was primarily due to our video business. Revenues of the video business were $2.1 million for the year ended December 31, 2001 compared to $1.0 million for the year ended December 31, 2002, a decrease of $1.1 million. Revenues for the year ended December 31, 2002 were lower due to sales in the prior year from a series of movies produced under a joint venture agreement, revenue in the prior year from several foreign licensing agreements which were not renewed in the current year and sales in the prior year of several re-released catalog titles. The amount of video business revenues earned in each period varies with the timing of new contracts for the production and distribution of movies.

     Revenues from the Company's pay-per-call business were $0.7 million and $0.6 million for the years ended December 31, 2001 and 2002,respectively, a decrease of $0.1 million. Revenues for the year ended December 31, 2002 were lower due to lower billable minutes.

     Revenues from the Entertainment Segment have been declining over the past few years as a result of a steady decrease in demand for pay-per-call services. Our video business revenues for the year ended December 31, 2002 have decreased over the prior year, for the reasons stated above. We are in the process of establishing new business relationships to increase our video business revenue for 2003 and thereafter. However results for 2003 will depend on how quickly we are able to reach agreements with prospective partners in producing and distributing the movies and the timing of the movie releases.

PUBLISHING - PRODUCTION, DISTRIBUTION AND EDITORIAL

     Publishing-production, distribution and editorial expenses were $24.2 million and $21.6 million for the year ended December 31, 2001 and 2002, respectively, a decrease of $2.6 million.

     Paper costs were $8.5 million and $7.4 million for the years ended December 31, 2001 and 2002, respectively, representing $1.1 million of the decrease. Printing costs were $8.7 million for the year ended December 31, 2001, compared to $7.8 million for the year ended December 31, 2002, representing $0.9 million of the decrease. These decreases are primarily the result of negotiating reductions in the price of paper and printing costs, by changing the grades of paper used to produce the magazines and by changing their design to improve production efficiencies, partially offset by an increase in the number of copies printed as a result of an additional issue of Penthouse magazine and two additional issues of Girls of Penthouse magazine during the year ended December 31, 2002.

     Distribution costs were $4.2 million and $3.7 million for the year ended December 31, 2001 and 2002, respectively, a decrease of $0.5 million.

     Editorial costs were $2.9 million and $2.8 million for the year ended December 31, 2001 and 2002, respectively, a decrease of $0.1 million.

     We have been steadily reducing our publishing-production, distribution and editorial expenses over the past several years by reducing the number of copies printed, reducing the number of pages per issue, negotiating reductions in paper and printing costs, changing the grades of paper used to produce the magazines and changing their design to improve production efficiencies. We expect these expenses to remain about the same in 2003 as a result of the offsetting effect of cost reductions from further reductions in the number of copies printed and increases in printing costs as a result of increases for inflation contained in contracts with our printers. Printing costs are expected to increase in 2003 primarily as a result of recent increases in the cost of petroleum that are expected to cause increases in the cost of energy, transportation and certain petroleum based products that are used in the printing process such as ink. Paper manufacturers are also expected to attempt to pass on some of their increased energy and transportation costs in the form of price increases, however they may be unsuccessful as a result of the current weak demand for paper. Paper prices tend to be volatile and a large increase in prices could have a material adverse affect on our cash flows and profitability.

ONLINE - DIRECT COSTS

     Direct costs for the online segment were $0.4 million and $0.1 million for the year ended December 31, 2001 and 2002, respectively, a decrease of $0.3 million. The decrease is primarily attributable to a decrease in fees paid to content providers of $0.2 million and a decrease in expenditures for content purchased for the Internet Site of $0.1 million for the year ended December 31, 2002. Direct costs are expected to increase at about the same rate as inflation in future years.

ENTERTAINMENT - DIRECT COSTS

     Entertainment direct costs were $0.6 million for both the year ended December 31, 2001 and 2002. Direct costs for 2003 are expected to increase due to increased levels of production of films and the rate of inflation.

SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expense was $25.5 million for the year ended December 31, 2001, compared to $22.1 million for the year ended December 31, 2002, a decrease of $3.4 million. The decrease is primarily due to a decrease in salaries and benefits of $3.0 million, subscription acquisition expenses of $0.5 million, professional fees of $0.3 million, commissions expenses of $0.2 million, rent of $0.1 million, advertising expenses of $0.1 million and bank charges of $0.1 million, offset by increased legal fees of $0.7 million, increased insurance expenses of $0.1 million and increased data processing fees of $0.1 million.

     Selling, general and administrative expenses for the Publishing Segment were $10.9 million for the year ended December 31, 2001, compared to $9.0 million for the year ended December 31, 2002, a decrease of $1.9 million. The decrease is primarily due to a decrease in salaries and benefits of $1.2 million, subscription expense of $0.5 million, commission expense of $0.1 million and rent expense of $0.1 million during the year ended December 31, 2002.

     Selling general and administrative expenses for the online segment were $3.5 million for the year ended December 31, 2001, compared to $3.0 million for the year ended December 31, 2002, a decrease of $0.5 million. The decrease is primarily attributable to a decrease in salaries and benefits of $0.4 million, advertising expense of $0.1 million and bank charges of $0.1 million, partially offset by increased data processing fees of $0.1 million during the year ended December 31, 2002.

     Selling, general and administrative expenses for the entertainment segment were $0.7 million and $0.3 million for the years ended December 31, 2001 and December 31, 2002, respectively, a decrease of $0.4 million. The decrease is primarily attributable to decreased salary and benefits expense of $0.2 million, commissions of $0.1 million and professional fees of $0.1 million during the year ended December 31, 2002.

     Included in selling, general and administrative expenses are corporate administrative expenses which includes executive, legal, human resources, finance and accounting, management information systems, costs related to the operation of the corporate and executive offices and various other expenses. Corporate administrative expenses were $10.4 million for the year ended December 31, 2001, compared to $9.8 million for the year ended December 31, 2002, a decrease of $0.6 million. This decrease is primarily attributable to decreased salaries and benefits of $1.2 million and professional fees of $0.2 million, partially offset by an increase in legal expenses of $0.7 million and insurance expenses of $0.1 million for the year ended December 31, 2002.

     In future years we expect selling, general and administrative expenses to increase at about the same rate as inflation.

BAD DEBTS EXPENSE

     Bad debt expense was $3.3 million for the year ended December 31, 2001, compared to $0.4 million for the year ended December 31, 2002, a decrease of $2.9 million. The decrease is primarily attributable to the recording of reserves in the prior year of $1.1 million against an unsecured loan receivable from an entity which is owned by GMI's principal shareholder, a reserve against the amount due from GMI and the Other GMI subsidiaries of $0.8 million, a reserve of $0.5 million related to receivables from subscription agents, a reserve of $0.4 million related to receivables from KC Publishing, Inc, a company owned by a former President and Chief Operating Officer of the Company and a reserve of $0.2 million related to video receivables, as well as a decrease in reserves for advertising accounts receivable of $0.1 million in the current year. This was partially offset by additional reserves against the amount due from GMI and the Other GMI subsidiaries of $0.2 million during the year ended December 31, 2002. We established these reserves because collectibility of these amounts was not assured.

RENT EXPENSE FROM AFFILIATED COMPANIES

     Rent expense from affiliated companies represents charges from an affiliated company for our use of the affiliate's facilities. The charge is based upon our proportionate share of the operating expenses of such facilities. Rent expense from affiliated companies was $0.6 million for both the years ended December 31, 2001 and 2002.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense was $0.6 million for the year ended December 31, 2001, compared to $0.5 million for the year ended December 31, 2002, a decrease of $0.1 million. The decrease is due to reduced spending on capital expenditures over recent years resulting in a corresponding decrease in depreciation expense.

INCOME FROM OPERATIONS

     As a result of the above discussed factors, income from operations was $7.3 million and $7.8 million for the year ended December 31, 2001 and 2002, respectively, an increase of $0.5 million.

DEBT RESTRUCTURING EXPENSES

     For the year ended December 31, 2001 we recognized $9.6 million in debt restructuring expenses related to the refinancing of our Series C Notes on March 29, 2001 (see Note 9 of the Notes To Consolidated Financial Statements).

INTEREST EXPENSE

     Interest expense was $8.0 million for the year ended December 31, 2001, compared to $7.3 million for the year ended December 31, 2002, a decrease of $0.7 million. This decrease is due to a decrease in the total outstanding principal amount of our Series C Notes.

INTEREST INCOME

     Interest income was $0.3 million for the year ended December 31, 2001, compared to $0.1 million for the year ended December 31, 2002, a decrease of $0.2 million. The decrease is due to a decrease in the amount of cash available for investment during the current year.

GAIN OF SALE OF OFFICER'S LIFE INSURANCE

     For the year ended December 31, 2002 we recognized a gain of $0.8 million on the sale of certain insurance polices on the life of our principal shareholder.

GAIN ON SALE OF ART

     For the year ended December 31, 2002 we recognized a gain of $0.1 million on the sale of a certain work of art.

INCOME BEFORE THE PROVISION FOR INCOME TAXES

     As a result of the above discussed factors, loss before income tax expense (benefit) for the year ended December 31, 2001 was $10.0 million, compared to income before income tax expense (benefit) of $1.6 million for the year ended December 31, 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

NET REVENUES

     Our net revenues were $72.3 million for the year ended December 31, 2000, compared to revenues of $62.6 million for the year ended December 31, 2001, a decrease of $9.7 million. This decrease was a combination of $6.3 million from our Publishing Segment; $3.0 million from our Online Segment; and $0.4 million from our Entertainment Segment.

                                                         NET REVENUE
                                                   ----------------------
                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                   ----------------------
                                                     2000          2001
                                                   --------      --------
Publishing Segment                                 $   56.2      $   49.9
Online Segment                                         12.8           9.8
Entertainment Segment                                   3.3           2.9
                                                   --------      --------
                                                   $   72.3      $   62.6
                                                   --------      --------

PUBLISHING SEGMENT

     The decrease in revenue in the publishing segment was primarily attributable to a decrease in Newsstand revenue, as a result of a decrease in the number of copies of Penthouse magazine and the Affiliate Publications sold, partially offset by an increase in the cover price of Penthouse, Penthouse Letters and Variations magazines. Newsstand revenues decreased $5.5 million, from $36.5 in 2000 to $31.0 million in 2001. Of this decrease, $0.4 million is due to the suspension of publication of Power Magazine. Newsstand sales have been adversely affected by the weakness in the economy in 2001 and by the ongoing consolidations of companies within the magazine distribution industry which have for several years resulted in a reduction in the number of outlets carrying our magazines.

     Advertising revenues from Mens Magazines were $8.8 million and $8.3 million for the year ended December 31, 2000 and 2001, respectively, a decrease of $0.5 million. The decrease in advertising revenue is primarily attributable to a decrease in the average rate per page of advertising pages sold in Penthouse magazine, partially offset by an increase in the number of advertising pages sold in this publication.

     Advertising revenues for Power Magazine were $0.7 million for the year ended December 31, 2000. Publication of Power Magazine was suspended after the November 2000 issue.

     Subscription revenues were $6.9 million and $7.3 million for the year ended December 31, 2000 and 2001, respectively, an increase of $0.4 million. The increase is due to an increase in the net revenue per copy sold of the Penthouse magazine, partially offset by a decrease in the number of subscription copies sold of Penthouse magazine and the Affiliate Publications. In the third quarter of 1999, the Company increased the subscription price for Penthouse magazine and reduced discounts offered to its subscription agents to improve the profitability of subscriptions sold. This change has had the effect of increasing the net revenue per copy for subscriptions as old subscriptions expire and they are replaced by new subscriptions sold at the increased rate. This increase has been partially offset by a decrease in the number of subscription copies sold during the year ended December 31, 2001 as compared to the year ended December 31, 2000.

     Revenues from licensing of foreign editions were $2.1 million for both the years ended December 31, 2000 and 2001, respectively.

ONLINE SEGMENT

     Revenues for the online segment were $12.8 million and $9.8 million for the year ended December 31, 2000 and 2001, respectively, a decrease of $3.0 million. Decreasing revenue in the online segment is primarily attributable to a decrease in revenue from the sale of memberships to the Internet Site of $3.4 million, partially offset by an increase in advertising revenues from banners in the Internet Site of $0.1 million and online store revenue of $0.3 million during the year ending December 31, 2001. We experienced a decline in new members due to weakness in the U.S. economy during the year ended December 31, 2001 and due to our use of more aggressive credit card validation methods in order to comply with Visa's more stringent requirements regarding chargeback levels.

ENTERTAINMENT SEGMENT

     Revenues for the Entertainment Segment were $3.3 million and $2.9 million for the year ended December 31, 2000 and 2001, respectively, a decrease of $0.4 million.

     The decrease in revenue in the entertainment segment was primarily due to our pay-per-call business. Revenues from our pay-per-call business were $1.0 million and $0.7 million for the year ended December 31, 2000 and 2001, respectively, a decrease of $0.3 million. Revenues for the year ended December 31, 2001 were lower due to lower billable minutes

     Revenues from our video business were $2.2 million and $2.1 million for the year ended December 31, 2000 and 2001, respectively, a decrease of $0.1 million. Revenues for the year ended December 31, 2001 were lower because the company re-released many of its older movies on DVD format during the prior year causing sales to be higher during the prior period.

PUBLISHING - PRODUCTION, DISTRIBUTION AND EDITORIAL

     Publishing-production, distribution and editorial expenses were $29.6 million and $24.2 million for the year ended December 31, 2000 and 2001, respectively, a decrease of $5.4 million. $1.3 million of this decrease is attributable to the suspension of publication of Power Magazine.

     For the remaining magazines, paper costs were $11.3 million and $8.4 million for the year ended December 31, 2000 and 2001, respectively, a decrease of $2.9 million. Print costs were $9.5 million for the year ended December 31, 2000, compared to $8.7 million for the year ended December 31, 2001, a decrease of $0.8 million. The decreases are due primarily to a decrease in the number of copies printed, a decrease in the price of paper, and a decrease in the number of pages per issue, partially offset by paper and printing costs for two additional issues of Girls of Penthouse in 2001 and increased printing costs due to price increases for inflation contained in our contracts with printers.

     Distribution costs were $4.2 million for both the years ended December 31, 2000 and 2001.

     Editorial costs were $3.3 million and $2.9 million for the year ended December 31, 2000 and 2001, respectively, a decrease of $0.4 million.

ONLINE - DIRECT COSTS

     Direct costs for the online segment were $0.6 million and $0.4 million for the year ended December 31, 2000 and 2001, respectively, a decrease of $0.2 million. The decrease is primarily attributable to a decrease in fees paid to content providers for the year ended December 31, 2001.

ENTERTAINMENT - DIRECT COSTS

     Entertainment - direct costs were $0.6 million for both the year ended December 31, 2000 and 2001.

SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expense was $27.8 million for the year ended December 31, 2000, compared to $25.5 million for the year ended December 31, 2001, a decrease of $2.3 million. $0.6 million of this decrease is attributable to Power magazine, which suspended publication after the November 2000 issue. The remaining decrease of $1.7 million is primarily due to a decrease in salaries and benefits of $1.6 million, bank charges of $0.8 million, legal fees of $0.6 million, consulting expenses of $0.1 million, travel expenses of $0.1 million, promotional expenses of $0.1 million and rent expenses of $0.1 million, partially offset by increased subscription acquisition costs of $1.1 million, insurance expenses of $0.3 million, fulfillment expenses of $0.1 million, commercial rent taxes of $0.1 million and promotions expense of $0.1 million during the year ended December 31, 2001.

     Selling, general and administrative expenses for the Publishing Segment were $11.0 million for the year ended December 31, 2000, compared to $10.9 million for the year ended December 31, 2001, a decrease of $0.1 million. $1.0 million of this decrease was due to a reduction in salaries and benefits expenses and $0.6 million of the decrease was attributable to Power Magazine, which suspended publication with the November 2000 issue. These decreases were partially offset by increased subscription acquisition costs of $1.1 million, consulting expense of $0.1 million, fulfillment expense of $0.1 million, commercial rent taxes of $0.1 million and promotions expense of $0.1 million during the year ended December 31, 2001.

     Selling general and administrative expenses for the online segment were $4.0 million for the year ended December 31, 2000, compared to $3.4 million for the year ended December 31, 2001, a decrease of $0.6 million. The decrease is primarily attributable to a decrease in bank charges of $0.8 million and consulting fees of $0.2 million, partially offset by increased salaries and benefits of $0.4 million during the year ended December 31, 2001.

     Selling, general and administrative expenses for the entertainment segment were $0.8 million and $0.7 million for the year ended December 31, 2000 and December 31, 2001, respectively, a decrease of $0.1 million. The decrease is primarily attributable to decreased salary and benefits expense during the year ended December 31, 2001.

     Included in selling, general and administrative expenses are corporate administrative expenses which includes executive, legal, human resources, finance and accounting, management information systems, costs related to the operation of the corporate and executive offices and various other expenses. Corporate administrative expenses were $11.9 million for the year ended December 31, 2000, compared to $10.4 million for the year ended December 31, 2001, a decrease of $1.5 million. This decrease is primarily attributable to decreased salaries and benefits of $0.9 million, legal fees of $0.6 million, travel expenses of $0.1 million, rent of $0.1 million and promotional expenses of $0.1 million, partially offset by increased insurance expense of $0.3 million.

BAD DEBTS EXPENSE

     Bad debt expense was $0.6 million for the year ended December 31, 2000, compared to $3.3 million for the year ended December 31, 2001, an increase of $2.7 million. The increase is primarily attributable to the recording of a reserves of $1.1 million against an unsecured loan receivable from an entity which is owned by GMI's principal shareholder, a reserve against the amount due from GMI and the Other GMI subsidiaries of $0.8 million, increased reserves of $0.3 million related to receivables from subscription agents, a reserve of $0.4 million related to receivables from KC Publishing, Inc, a company owned by a former President and Chief Operating Officer of the Company and reserves of $0.2 million related to video receivables, partially offset by a decrease in reserves for advertising accounts receivable of $0.1 million during the year ended December 31, 2001. We established these reserves because collectibility of these amounts was not assured.

RENT EXPENSE FROM AFFILIATED COMPANY

     Rent expense from affiliated company represents charges from an affiliated company for our use of the affiliate's facilities. The charge is based upon the Company's proportionate share of the operating expenses of such facilities. Rent expense from affiliated companies was $0.5 million and $0.6 million for the years ended December 31, 2000 and 2001, respectively.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense was $0.7 million for the year ended December 31, 2000, compared to $0.6 million for the year ended December 31, 2001, a decrease of $0.1 million. The decrease is due to reduced spending on capital expenditures over recent years resulting in a corresponding decrease in depreciation expense

INCOME FROM OPERATIONS

     As a result of the above discussed factors, income from operations was $11.8 million and $7.3 million for the year ended December 31, 2000 and 2001, respectively, a decrease of $4.5 million.

DEBT RESTRUCTURING EXPENSES

     For the year ended December 31, 2001 we recognized $9.6 million in debt restructuring expenses related to the refinancing of our Series C Notes on March 29, 2001 (see Note 9 of the Notes To Condensed Consolidated Financial Statements).

INTEREST EXPENSE

     Interest expense was $6.9 million for the year ended December 31, 2000, compared to $8.0 million for the year ended December 31, 2001, an increase of $1.1 million. The increase is primarily due to an increase in the interest rate paid on our Series C Notes as a result of the refinancing of the Notes. The interest rate on the Series C Notes issued on March 29, 2001 is 15% compared to an interest rate of 10-5/8% on the Notes which were retired on that date. The new rate went into effect on January 1, 2001. Included in interest expense for the year ended December 31, 2000 are amortized debt issuance costs and discounts of $0.9 million.

INTEREST INCOME

     Interest income was $0.5 million for the year ended December 31, 2000, compared to $0.3 million for the year ended December 31, 2001, a decrease of $0.2 million. The decrease is due to a decrease in the amount of cash available for investment during the current year.

INCOME BEFORE THE PROVISION FOR INCOME TAXES

     As a result of the above discussed factors, income before income tax expense (benefit) for the year ended December 31, 2000 was $5.5 million, compared to a loss before income tax expense (benefit) of $10.0 million for the year ended December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2001, we had $2.4 million in cash and cash equivalents, as compared to $0.2 million at December 31, 2002, a decrease of $2.2 million during the year ended December 31, 2002. The decrease was due to the use of $1.2 million in operating activities and mandatory principal payments for our Series C Notes of $5.9 million. This was offset in part by a net decrease in advances from affiliated companies of $2.3 million, the collection of $1.0 million of loans receivable from the principal shareholder that arose in prior periods, the receipt of $0.9 million from the sale of life insurance policies (the "Policies") on the life of the principal shareholder and the receipt of $0.6 million from the sale of a work of art. In January 2003, we received $1.0 million from GMI as a partial repayment of the balance due from affiliated companies. At December 31, 2002, our current liabilities exceeded current assets by $58.4 million.

     In addition to the principal and interest payments made in January 2003, General Media's Series C Notes require interest payments of approximately $5.9 million and principal payments of $6.5 million during the year ended December 31, 2003. We do not believe we can generate sufficient funds from operations to make all of these required payments. In the event we are unable to make these payments, the trustee under the ("Indenture"), in addition to other actions, could assume control over General Media and substantially all of our assets including our registered trademarks. We are seeking other sources of financing to replace our current debt arrangements. There can be no assurance that we will be successful in obtaining other sources of financing

     We took the following actions during 2002 to attempt to improve our profitability and cash flow:

- On February 28, 2002, the Company reduced its workforce by 38 employees (25% of total workforce). This action reduced the amount of cash required for salary and benefit expenses by approximately $1.6 million during 2002 and is expected to save $2.1 million on an annualized basis thereafter.

- We reduced the production and distribution costs of our magazines by negotiating reductions in the price of paper and printing costs, by changing the paper grades on our magazines, and by changing their design to improve production efficiencies, thereby saving approximately $1.9 million in cash during 2002.

- We reduced the amount of cash expended to promote subscriptions and reduced the amount of cash expended on other selling, general and administrative expenses by approximately $1.4 million for 2002.

- We delayed employee salary increases for five months during 2002. This action saved us approximately $70,000 in 2002.

     The Company has undertaken or is planning the following actions during 2003, which are primarily directed at improving its revenue generating capability, to attempt to improve its cash flow:

- The Company is expanding the licensing of its trademarks to more adult entertainment clubs.

- The Company has entered into a new cruise ship on demand pay-per-view license agreement to improve the revenue generated by its movies.

- The Company is exploring the possibility of expanding the licensing of its trademarks to different industries and establishing partnerships with other companies to produce a larger number of movies.

- The Company is also exploring the possibility of establishing relationships with other companies to find better ways to generate revenue from its large collection of pictorial inventory and to reach a wider audience on the internet.

     Since the above actions will not generate sufficient improvements to cash flow to meet current debt service requirements, we are contemplating additional actions, including seeking other sources of financing, to provide cash. However, there can be no assurances that we will be able to achieve such a result.

Cash flows from operating activities

     Net cash provided by operating activities was $4.1 million for the year ended December 31, 2001, compared to net cash used in operating activities of $1.2 million for the year ended December 31, 2002. The primary reason for the change in cash flow from operating activities for the year ended December 31, 2002 was the net income for the year adjusted by a gain on the sale of life insurance policies, a gain on the sale of a work of art and depreciation, as well as a significant decrease in accounts payable due to the timing of payments to vendors and decreases in deferred revenues during the year ended December 31, 2002. This was partially offset by decreases in inventories, receivables, spending on subscription acquisition drives and a reduction in receivables from affiliated companies. The net cash provided by operating activities for the year ended December 31, 2001, was derived by adjusting the net loss for the period by the effect of restructuring expenses, bad debts and depreciation, as well as a decrease in inventories and accounts receivable from our newsstand distributor. This was partially offset by increased spending on subscription acquisition drives and increased payments of interest on the Senior Secured Notes during the year ended December 31, 2001.

Cash flows from investing activities

     Cash flows used in investing activities were $0.1 million for the year ended December 31, 2001, compared to cash flows provided by investing activities of $1.5 million for the year ended December 31, 2002. The cash provided by investing activities for the year ended December 31, 2002 was the result of the sale of insurance policies on the life of the principal shareholder for $0.9 million and the sale of a work of art for $0.6 million. The cash used in investing activities for the year ended December 31, 2001 was the result of capital expenditures made during that period.

Cash flows from financing activities

     Cash flows used in financing activities were $8.0 million for the year ended December 31, 2001, compared to cash flows used in financing activities of $2.6 million for the year ended December 31, 2002. Cash used in financing activities for the year ended December 31, 2002 was the result of payments of $5.9 million in mandatory principal payments for its Series C Notes, partially offset by repayments of $2.3 million from GMI and $1.0 million in cash received against a loan from the principal shareholder. Cash used in financing activities for the year ended December 31, 2001 was primarily the result of the payment of debt issuance costs of $2.0 million related to the refinancing our Series C Notes (See Notes 5 and 6 of the Notes To Consolidated Financial Statements), advances of $3.2 million to GMI and the repayment of $2.9 million of principal amount of the Notes, during the year ended December 31, 2001.

     Affiliated company advances at December 31, 2002 decreased $2.3 million from December 31, 2001. These balances regularly result from the effect of certain cost sharing and expense allocation agreements with GMI and its subsidiaries, whereby certain costs, such as shared corporate salaries and overhead, are paid by us and a portion is charged to GMI and its subsidiaries as incurred. These charges generally result in amounts due to General Media, and are to be repaid sixty days after the end of each quarter in accordance with the terms of an expense sharing agreement. The expense sharing agreement will need to be modified as a result of changes in provisions of the Indenture specified in the Third Supplemental Indentures which established limits for the amounts of payments on behalf of Robert C Guccione and his Affiliates, but did not specify dates for repayment. These changes have the effect of permitting an increase in amounts that may be due from affiliates. General Media intends to amend the expense sharing agreement in the near future to match those specified in the new provisions of the Indenture. The ability of General Media to realize repayment of its advance is dependent upon the success of GMI in refinancing its existing debt obligations, most of which are currently in default. At December 31, 2001, we had a loan receivable from the principal shareholder of GMI of $1.0 million. The principal shareholder repaid $529,000 and $471,000 of this loan in April and May 2002, respectively.

DEBT

     The Company's debt includes Series C Senior Secured Notes, which are collateralized by substantially all of our assets. The Series C Notes, which bear interest at a rate of 15% per annum, have a maturity date of March 29, 2004. As of December 31, 2002, General Media's unpaid principal balance on the Series C Notes was approximately $43.1 million.

     The Series C Notes require amortization payments of $6.5 million during the calendar year 2003, with the balance of $35.3 million due in 2004. In addition, further amortization equal to 50% of excess cash flow in each year is required, as well as any proceeds from the sale of certain real property owned by GMI (after payment of existing debt obligations thereon) and any proceeds to us from certain insurance policies on the life of the principal shareholder. We made amortization payments of $5.9 million during the year ended December 31, 2002, which included $0.9 million of proceeds from the sale of the Policies (See Note 7 of the Notes to Consolidated Financial Statements) and $0.6 million of proceeds from the sale of a work of art (See Note 8 of the Notes to Consolidated Financial Statements).

     The Indenture has been extended to the March 29, 2004 maturity of the Series C Notes. The original Indenture contained covenants, that continue to the new maturity date, which, among other things, (i) restrict our ability to dispose of assets, incur indebtedness, create liens and make certain investments, (ii) require us to maintain a consolidated tangible net worth deficiency of no greater than $81.6 million, and (iii) restrict our ability to pay dividends unless certain financial performance tests are met. Our subsidiaries, which are guarantors of the Series C Notes under the Indenture, however, were and continue to be permitted to pay intercompany dividends on their shares of common stock. The ability of General Media and its subsidiaries to incur additional debt is severely limited by such covenants.

     The Indenture was amended in conjunction with the issuance of the Series C Notes to reflect the above mentioned payments, to reflect the March 29, 2004 maturity of the Series C Notes, to provide additional "Change of Control" events (requiring the commencement of an offer to purchase Notes), to provide additional flexibility as to the nature of, but also to set a fixed dollar limit for, "Owner Payments", and to require Noteholder consent to entering into new lines of business or for sales or other conveyances of the Penthouse trademark (other than ordinary course licensing) or other assets for net proceeds in excess of $0.5 million. In addition, the related Security Agreement was amended to grant additional security interests in inventory and accounts receivable as well as a security interest in the proceeds of the sale of certain real property owned by GMI (after payment of existing debt obligations thereon) and on any proceeds to us from certain insurance policies on the life of our principal beneficial owner.

     As of December 31, 2002, we were in compliance with all Indenture covenants. However, as of December 31, 2002 we had not made a required principal payment of $1.3 million and a required interest payment of $1.6 million, both due by that date. During January 2002, we received $1.0 million from GMI as a repayment of amounts due us by affiliated companies. These funds, along with $1.9 million of other available cash from operations, were used by us in January 2003 to make the required principal and interest payments within the applicable grace periods allowed for by the Indenture. The Company was required to make a principal payment of $2.0 million and an interest payment of $1.6 million on March 31, 2003. The principal and interest payments were not made by March 31, 2003. On April 14, 2003 a notice of event of default was issued by the Indenture Trustee. On April 15 and 16, 2003, the Company transferred additional funds (including $0.2 million made available through the repayment of an intercompany balance from GMI) and has fully paid the $2.0 million principal amount. The Company had until April 30, 2003 (30 day grace period) to make the interest payment, but was unable to do so. Accordingly, the underlying debt has been classified in the accompanying balance sheet as a current liability.

     On August 1, 2002, General Media and the Holders entered into a Third Supplemental Indenture to amend the "Change of Control" events in the Indenture to add further restrictions on the amount of "Owner Payments"; to substitute John Orlando for John Prebich in the "Change of Control" provision; and to require that new financial covenants (the "Financial Covenants") be added that require us to achieve not less than 80% of the projected revenues and EBITDA to be set forth in a business plan in a form and substance reasonably satisfactory to the Holders. In addition we agreed to allow the Holders to audit the books and records of General Media and the payroll records of General Media and GMI and to pay all the legal fees, cost and expenses, and audit fees (collectively the "Amendment Expenses") related to the agreement. We recorded $0.1 million of Amendment Expenses during the year ended December 31, 2002. In July 2002, we also paid $0.1 million to the Holders as a deposit against Amendment Expenses expected to be incurred by the Holders in completing the further amendments to the Indenture required to incorporate the accepted business plan into the financial covenants. In exchange for these amendments the Holders agreed to waive their prior contention that a "Change of Control" event had occurred with respect to the termination of John Prebich, one of our former President and Chief Operating Officer's.

     The Indenture requires that General Media hire a replacement President and Chief Operating Officer reasonably satisfactory to a majority of the Holders within ninety days of the date of either the resignation or termination of John Orlando, our last President and Chief Operating Officer, to avoid a deemed "Change of Control" which in turn requires that an offer to purchase be made by the Company to all Holders. On January 14, 2003, John Orlando was terminated. On March 28, 2003 a replacement President and Chief Operating Officer was proposed to the majority of the Holders for approval within the ninety day period and we are waiting for their response.

     On September 13, 2002, we submitted a business plan to the Holders for approval in accordance with the requirements of the Third Supplemental Indenture. The Holders notified us that they had accepted the business plan effective October 4, 2002. On November 12, 2002 , General Media and the Holders entered into the Fourth Supplemental Indenture to incorporate the Financial Covenants into the Indenture. As of December 31, 2002, we were in compliance with all the Financial Covenants. There can be no assurance that General Media will be successful in negotiating further amendments of or extensions to the Indenture on favorable terms, or at all.

FINANCING FROM OR TO RELATED PARTY.

     GMI owns (together with Robert C. Guccione, who owns a 1% interest and utilizes such facilities as his residence and his executive offices) a Townhouse. The Townhouse is used for various activities related to General Media, including business meetings, client entertainment, charitable functions, magazine photography sessions and promotional and marketing events. Expenses of maintaining the Townhouse, as well as any applicable debt service requirements, are the responsibility of GMI. Pursuant to the Properties and Salary Allocation Agreement among General Media, GMI and a GMI subsidiary, we reimbursed GMI in the amounts of approximately $0.5 million in 2000, and $0.6 million in both 2001 and 2002, for the use of the Townhouse for our purposes. See "Compensation Committee Interlock and Insider Participation in Compensation Decisions."

     The Properties and Salary Allocation Agreement also provides that the salary of Mr. Guccione is determined and paid by GMI. Pursuant to this agreement, we reimburse GMI for a portion of such salary based upon an allocation of the relative business time spent by Mr. Guccione on GMI related business and on General Media related business. In 2000, 2001 and 2002, we reimbursed GMI in the amounts of approximately $1.9 million, $1.3 million and $0.4 million, respectively, for the allocable amount of Mr. Guccione's salary.

     General Media, GMI and the Other GMI Subsidiaries also have entered into an Expense Allocation Agreement, which sets forth the methodology for allocating common expenses among the parties to the Expense Allocation Agreement including expenses related to the use of and occupancy costs for our principal corporate offices in New York City. Pursuant to the Expense Allocation Agreement, items of common expense are allocated primarily on the basis of estimates of time spent and space occupied by relevant personnel, including executive personnel (other than Mr. Guccione), data processing, accounting, production and sales support and administrative personnel. We pay such combined expenses and allocate to GMI and the Other GMI Subsidiaries the portions due by such companies. Costs incurred directly by subsidiaries of General Media solely for their benefit are paid directly by such companies, as are direct costs incurred by the Other GMI Subsidiaries solely for their benefit. The amount receivable under the Property and Salary Allocation Agreement and the Expense Allocation Agreement at December 31, 2001 and 2002 was $3.8 million and $1.3 million, respectively. We advanced $2.9 million and $3.2 million to GMI and the other GMI subsidiaries in 2000 and 2001, respectively and was repaid $2.3 million in 2002. In 2001 and 2002, we established a reserves of $0.8 and $0.2 million, respectively, against the amount due from GMI and the Other GMI Subsidiaries as collectability is not fully assured. On March 27, 2000, we received a payment of approximately $0.8 million toward this balance through the transfer of the outstanding stock of a subsidiary of GMI.

     In October 1997, Mr. Guccione was granted a loan in the amount of $1.2 million from NTS, a company that had simultaneously entered into an agreement with us to provide services for our pay-per-call business. The loan was in consideration of Mr. Guccione personally guaranteeing all our material obligations under the agreement. Mr. Guccione defaulted on this loan when it became due upon the refinancing of our Senior B Notes in March 2001. As provided in the agreement, NTS began to apply payments due us on its pay-per-call services to the loan. At December 31, 2002, the remaining principal balance of the loan and unpaid interest thereon amounted to $434,000. Pursuant to a modification and extension agreement entered into in October 2002, NTS agreed to limit the amount of payments applied to the loan to $50,000 and to settle all disputes and issues between General Media and NTS in exchange for an extension of the agreement to March 31, 2006.

     At December 31, 2001, the Company had a $1.0 million loan receivable from Mr. Guccione, pursuant to a promissory note which was repaid in 2002.

     At December 31, 2002, the Company had a $1.1 million loan receivable from a foreign company which is principally owned by Mr. Guccione, which has been fully reserved as collectability is not assured.

     At December 31, 2002, the Company had $0.4 million of receivables from KC Publishing, Inc., a company owned by a former President and Chief Operating Officer of the Company. The Company has established a full reserve against these receivables as collectibility is not assured.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Securities and Exchange Commission Financial Reporting Release No. 60 requires all companies to include a discussion of critical accounting policies or methods used in the preparation of the consolidated financial statements. In addition, Financial Reporting Release No. 61 requires all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments. The following discussion is intended to supplement the summary of significant accounting policies included in Note 1 of the Notes To Consolidated Financial Statements.

     These policies were selected because they represent the more significant accounting policies and methods that are broadly applied in the preparation of the consolidated financial statements. Revenues, expenses, accrued liabilities and allowances related to certain of these policies are initially based on our best estimates at the time of original entry in our accounting records. Adjustments are recorded when our actual experience differs from the expected experience underlying the estimates. These adjustments could be material if our experience were to change significantly in a short period of time. We make frequent comparisons of actual experience and expected experience in order to mitigate the likelihood of material adjustments.

     a. Revenue Recognition - Sales of magazines for retail distribution are recorded on the on-sale date of each issue based on an estimate of the revenue for each issue of the magazine, net of estimated returns. These estimates are based upon several factors, including but not limited to historical trends, days on sale and special editorial or pictorial content. Estimated revenues are adjusted to actual revenues as actual sales information becomes available. Actual sales information generally becomes available ninety days after the on-sale date for U.S. and Canadian sales and final settlement occurs one hundred and eighty days after the off-sale date for U.S., Canadian and international sales.

          Advances in the amounts of $1.0 million and $3.0 million relating to two distribution agreements for our magazines are being recognized as revenue on a straight-line basis over the ten year terms of each of the related contracts. An advance in the amount of $0.9 million relating to a licensing agreement for domestic sales of our digital video disc versions of our video products is being recognized as revenue on a straight line basis over the seven year term of the agreement.

     b. Retail Display Allowances - Retail display allowances are payments made to convenience stores, bookstores and newsstands as an incentive to handle and sell magazines. The formula used to calculate the allowance is negotiated on an individual basis with each outlet owner and varies accordingly. However each formula is based on a combination of a percentage of sales dollars and an amount per copy sold. Accruals for retail display allowances are recorded as a reduction of newsstand revenues on the on-sale date based upon past experience using the estimated sales of each issue, net of estimated returns. As new information becomes available the accruals are adjusted accordingly.

     c. Taxes - In preparing our financial statements we make estimates of our current tax exposure and temporary differences resulting from timing differences for reporting items for book and tax purposes. We recognize deferred taxes by the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred taxes are recognized for differences between the financial statement and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In consideration of our taxable loss in the current year and lack of historical ability to generate taxable income to utilize our deferred tax assets, we have recorded a full valuation allowance.

          GMI, General Media and the Other GMI Subsidiaries are parties to the Tax Sharing Agreement pursuant to which such parties file consolidated federal, state and local income tax returns so long as permitted by the relevant tax authorities. The Tax Sharing Agreement sets forth the methodology for allocating income taxes and the use of net operating losses ("NOLs") between General Media, GMI and the Other GMI Subsidiaries. We, however, are not required to pay income or franchise taxes (except certain alternative taxes) to the extent that we can utilize a portion of the NOLs of GMI and the Other GMI Subsidiaries pursuant to the terms of the Tax Sharing Agreement. Prior to 2000, we were not required to reimburse GMI and the Other GMI Subsidiaries for the use of the NOLs generated by these entities. In addition, the Tax Sharing Agreement provides that GMI and the other GMI Subsidiaries indemnify us from any income or franchise tax liabilities of the consolidated group in excess of the $26 million arising during years ending through December 31, 1993.

     d. Other Loss Reserves - We have other loss exposures, such as accounts receivable reserves and reserves for refunds that would be required if we do not attain circulation levels stipulated in contracts with advertisers. Establishing allowances for doubtful accounts and loss reserves for these matters requires the use of estimates and judgment in regards to risk exposure and the ultimate liability. We estimate losses using consistent and appropriate methods; however, changes to our assumptions could materially affect our estimate of allowances and losses. Where available we utilize published credit ratings for our debtors to assist us in determining the amount of required reserves.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     Certain provisions of The Emerging Issues Task Force pronouncement EITF 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)", are effective for fiscal periods beginning after December 15, 2001. The Task Force reached a consensus that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. Beginning January 2002 we adopted this policy as it relates to retail display allowances. Retail display allowances had been included in selling, general and administrative expenses prior to the adoption of this policy. The effect on General Media of the adoption of the policy is a reduction of newsstand revenue and an equivalent reduction in selling, general and administrative expenses of approximately $3.0 million for the year ended December 31, 2002. The net revenue and the selling, general and administrative expenses of the publishing segment for the years ended December 31, 2000 and 2001 have been reduced by approximately $2.8 million and $3.7 million, respectively, to conform to the December 31, 2002 presentation.

     In April 2002, the FASB issued SFAS 145, which rescinded certain prior FASB statements, amended a FASB statement and made technical corrections to a number of prior pronouncements. This statement is effective for fiscal years beginning after May 15, 2002. The Company does not believe that this statement will have a material effect on the Company's financial statements.

     In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe that this statement will have a material effect on the Company's financial statements.

     In October 2002, the FASB issued SFAS 147, "Acquisitions of Certain Financial Institutions". This statement is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The Company does not believe that this statement will have a material effect on the Company's financial statements.

     In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". The statement amends SFAS 123, "Accounting for Stock-Based Compensation", and is effective for fiscal years ending after December 15, 2002. The Company does not believe that this statement will have a material effect on the Company's financial statements.

SELECTED QUARTERLY DATA

     The following table sets forth our selected quarterly for the years ending December 31, 2002 and 2001.

                                          QUARTER ENDED
                 --------------------------------------------------------------------------
                                         (IN THOUSANDS)
                 MARCH 31, 2002    JUNE 30, 2002    SEPTEMBER 30, 2002    DECEMBER 31, 2002
                 --------------    -------------    ------------------    -----------------
                                           (UNAUDITED)
Revenues           $  14,208         $  16,074          $  11,838            $   11,718
Income from
   operations          1,591             3,524                304                 2,403
Net income
   (loss)               (319)            2,502             (1,477)                  852

                                             QUARTER ENDED
                                            (IN THOUSANDS)
                 MARCH 31, 2001   JUNE 30, 2001    SEPTEMBER 30, 2001    DECEMBER 31, 2001
                 --------------   -------------    ------------------    -----------------
                                              (UNAUDITED)
Revenues           $  17,023        $  16,175          $  13,863            $   15,543
Income from
   operations          3,241            2,970                859                   257
Net income
   (loss)             (8,689)           2,183               (758)               (2,644)

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     We are exposed to market risk from changes in interest rates. Management does not believe that it has any foreign currency rate risk.

     INTEREST RATES RISKS

     As of December 31, 2000, we had debt of $52.0 million with a fixed rate of 10 5/8%. On March 29, 2001 we exchanged $51.5 million of this debt for new debt with a fixed rate of 15% and retired $0.5 million of the debt. In July, October and December 2001, we retired $0.7 million, $1.1 million and $0.7 million of the new debt, respectively in accordance with the requirements of the Series C Notes. In April, May, July, October and December 2002, we retired new debt of $1.3 million, $ 0.9 million, $1.3 million, $1.9 million and $0.5 million of the new debt in accordance with the requirements of the Series C Notes. We are subject to market risk based on potential fluctuations in current interest rates.

     FOREIGN-EXCHANGE RATE RISK

     We do not believe we have exposure to foreign exchange rate risk because all of our financial instruments are denominated in U.S. dollars.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     See page F-1 for an index to the Consolidated Financial Statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     On January 22, 2003, Grant Thornton LLP ("GT") resigned as the Registrant's independent auditors and on January 28, 2003 General Media engaged Eisner LLP as the Registrant's independent auditors for the fiscal year ended December 31, 2002.

     The reports of GT on the Registrant's consolidated financial statements as of and for the two years ended December 31, 2001 and 2000 did not contain an adverse opinion or a disclaimer of opinion and the report for the year ended December 31, 2000 did not contain a qualified opinion. However GT's report for the year ended December 31, 2001 contained a reference to the uncertainty regarding the Company's ability to generate sufficient funds from operations to make all the mandatory payments required by its Series C Notes and the Company's ability to continue as a going concern as described in Note 2 to the Registrant's financial statements for such fiscal year. This uncertainty was also reported in Note 1 to the Registrant's condensed consolidated financial statements for the interim periods March 31, 2002, June 30, 2002 and September 30, 2002.

     During the Registrant's two most recent fiscal years ended December 31, 2002 and in the interim period from January 1, 2003 to January 22, 2003 there were no disagreements with GT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of GT, would have caused them to make reference thereto in their report on the Registrant's financial statements.

      During the Registrant's two most recent fiscal years ended December 31, 2002 and the interim period from January 1, 2003 to January 22, 2003 there were no "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Exchange Act of 1934.

                                    PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

      Our directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. The executive officers serve at the discretion of the Board of Directors in the absence of employment agreements. The following information is submitted with respect to each of our directors and executive officers at March 28, 2003.

                                 POSITIONS PRESENTLY HELD WITH THE      DATE ELECTED AS     DATE ELECTED TO
          NAME             AGE               REGISTRANT                    DIRECTOR          PRESENT OFFICE
--------------------       ---  ----------------------------------      ---------------     ---------------
Robert C. Guccione          72  Director, Chairman of the Board,               1993                1993
                                Publisher, Chief Executive Officer
Tonina Biggs Andrews        53  Director, Assistant Secretary                  2002                2002
Stephen R. Gross            55  President, Chief Operating Officer                -                2003
Laurence B. Sutter          58  Senior Vice President, General                    -                1997
                                Counsel, Secretary


The business experience for the last 5 years of our current directors and executive officers and those individuals who were directors or executive officers during the year ended December 31, 2002 is presented below.

ROBERT C. GUCCIONE has been a Director, Chairman of the Board, and Publisher of General Media since 1993 and has been Chief Executive Officer of the Company since April 1999. Mr. Guccione was also Chief Executive Officer prior to January 1998. Mr. Guccione founded Penthouse Publications in London in 1965 after having served as managing director and editor-in-chief of London American, a weekly newspaper. Mr. Guccione is also a Director of PII.

TONINA BIGGS ANDREWS has been a Director and Assistant Secretary of General Media since July 2002. Ms. Andrews is a regular contributing editor with a monthly column in Penthouse Magazine and has served in various management capacities within General Media for the past thirty years, primarily in the position of West Coast Editor. Ms. Andrews is also the owner and President of Tonina Music, Inc., a music publishing company. Ms. Andrews is the daughter of Robert C. Guccione.

STEPHEN R. GROSS has been President and Chief Operating Officer since April 2003. Mr. Gross is a founding member of HLB Gross Collins, P.C., a certified public accounting and consulting firm established in 1979. He was Regional Managing Partner, National Director of Business Consulting, and a member of the Executive Committee of the predecessor national accounting firm; is secretary of Carint North America, and is managing director of Fountainhead Strategic Solutions, Inc. Mr. Gross is a certified public accountant, a certified valuation analyst and a certified fraud examiner. He is a member of the state and national CPA societies and is former chairman of the Ethics Committee of the Atlanta Chapter of the GSCPA. He is a member of the Institute of Business Appraisers, the National Association of Certified Valuation Analysts and the Association of Certified Fraud Examiners.

LAURENCE B. SUTTER has been a Senior Vice President, General Counsel and Secretary of General Media since May 2000. Prior to his appointment to his current position, Mr. Sutter was Senior Vice President, General Counsel and Assistant Secretary of the Company since January 1997. Prior to his appointment to that position, Mr. Sutter was Associate Counsel/Publications and Assistant Secretary. Mr. Sutter has been employed by General Media or its affiliates since 1982 and has been a practicing attorney since 1977.

JOHN D. ORLANDO was President, Chief Operating Officer, Chief Financial Officer and Treasurer of General Media from July 2002 to January 2003 and was a Director from March 1999 to January 2003. Prior to his appointment to that position, Mr. Orlando was Senior Vice President-Chief Financial Officer and Treasurer of General Media from August 1998 to July 2002. Prior to joining General Media, Mr. Orlando was the President of Konica Environmental Products Division of Konica Graphic Imaging International, Inc. (Konica) from 1997 to 1998 and was the Senior Vice President-Chief Financial Officer-Treasurer and Secretary of Konica from 1987 to 1997. Mr. Orlando is a certified public accountant.

JOHN C. PREBICH was a Director, President and Chief Operating Officer from May 2000 to January 2002. Prior to his appointment to that position, Mr. Prebich was Managing Director of General Media from August 1999 to May 2000. Since 1990, he has been the Chairman of the Board, owner and Publisher of KC Publishing, Inc.

NINA GUCCIONE was a Director, Executive Vice President and Assistant Secretary of General Media from November 2000 to July 2002. Ms. Guccione was a Director, Executive Vice President, President- New Media and Secretary of the Company from February 1998 to April 2000. Prior to her appointment to that position, Ms. Guccione was Executive Vice President- New Media and Secretary of the Company from 1996 to February 1998. Ms. Guccione is the daughter of Robert C. Guccione.

WILLIAM F. MARLIEB was a Director of General Media from December 1993 to July 2002. Mr. Marlieb was President/Marketing, Sales and Circulation of General Media until his retirement in April 1997. He was associated with General Media or its affiliates for 24 years. Prior to joining an affiliated company in 1973, he was President of Tilley Marlieb Advertising, Inc. Mr. Marlieb is a past President and Chairman of the Advertising Club of New York.

PHYLLIS F. SCHWEBEL was a Director of General Media from December 1993 to April 2002. Since 1992, she has been President of The Garth Company, a strategic marketing organization. From 1983 through 1991, Ms. Schwebel was Manager of Market Research for Time magazine and Manager of Corporate Management Research for Time Inc. Ms. Schwebel is a member of the Board of Directors of the American Advertising Federation and immediate past Chairman of its Counsel of Governors. She holds a B.A. from The City University of New York.

JERRY SIANO was a Director of General Media from March 2000 to July 2002. Since 1995 he has been Chief Executive Officer of DiLeondro, Siano & Caserta LLC, which is an advertising agency. Prior to that position he was Chairman of the Board of N.W. Ayer. Mr. Siano holds a Bachelors Degree from The University Of The Arts.

ITEM 11. EXECUTIVE COMPENSATION

      The following table summarizes the compensation for services rendered to General Media during fiscal years 2000, 2001 and 2002 by (i) our Chief Executive Officer, Robert C. Guccione, and (ii) each of our other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 and whose compensation is required to be disclosed under S.E.C. rules. The compensation for all such officers represents the amounts paid by General Media in respect thereof pursuant to the Properties and Salary Allocation Agreement (for Mr. Guccione) and the Expense Allocation Agreement (for all other such officers). See "Certain Relationships and Related Transactions."

               NAME AND PRINCIPAL POSITION                                  ANNUAL COMPENSATION
-----------------------------------------------------   -------------------------------------------------------------
                                                        YEAR         SALARY(1)          BONUS             OTHER (2)
                                                        ----      ------------       ------------     ---------------
Robert C. Guccione(3)                                   2002      $    415,385
    Chairman, Chief Executive Officer and               2001      $  1,295,462                        $     356,972
    Publisher                                           2000      $  1,850,444                        $     277,139

Laurence B. Sutter                                      2002      $    179,400
    Senior Vice President, General Counsel              2001      $    176,831
    and Secretary                                       2000      $    166,015       $      6,000

John D. Orlando(4)                                      2002      $    299,759
    President and Chief Operating Officer,              2001      $    236,263
    Chief Financial Officer and Treasurer               2000      $    222,263       $      9,500

Nina Guccione(5)                                        2002      $     51,125
    Executive Vice President and                        2001      $     95,000
    Assistant Secretary                                 2000      $    264,904

John C. Prebich(6)                                      2002      $     36,538
    President and Chief Operating Officer               2001      $    475,000       $    114,000
                                                        2000      $    327,019       $    142,500

-----------
(1) Executive officer compensation is determined pursuant to the allocation provisions of the Properties and Salary Allocation Agreement and the Expense Allocation Agreement referred to above. Up until July 2002 the allocations were approved by the nonemployee members of the Board of Directors of the Company. See "Compensation Committee Interlock and Insider Participation in Compensation Decisions" and "Certain Relationships and Related Party Transactions."

(2) Other compensation represents life insurance premiums paid on behalf of Mr. Guccione, under split dollar policy arrangements.

(3) See "Certain Relationships and Related Party Transactions" for a description of amounts advanced by us to GMI and the Other GMI Subsidiaries, indirectly wholly owned by Mr. Guccione and a trust for the benefit of his children, in 2000, 2001 and 2002.

(4)   Employment terminated in January 2003.

(5)   Employment terminated in July 2002.

(6) Employment terminated in January 2002. In addition, we advanced $286,000 and $254,000 in 2000 and 2001 to KC Publishing, Inc., a company wholly owned by Mr. Prebich. See Note 13 of the Notes To Consolidated Financial Statements.

COMPENSATION OF DIRECTORS

      Directors who are also employees of General Media or any of its subsidiaries do not currently receive any additional compensation for serving as a director or committee member or for attending Board or committee meetings. All other directors receive an annual retainer of $5,000 plus $1,500 for each Board meeting and committee meeting attended.

COMPENSATION COMMITTEE INTERLOCK AND INSIDER PARTICIPATION

      Up until their resignations during 2002, two non-employee directors, Ms. Schwebel and Mr. Siano (the "Non-employee Members"), who had never served as officers or been employees of General Media, acted as our Compensation Committee. Ms. Schwebel acted in this capacity until she resigned from her position as a director in April 2002 and Mr. Siano acted in this capacity until he resigned from his position as a director in July 2002. Since July 2002 we have not had any members on the Compensation Committee.

COMPENSATION COMMITTEE REPORT

      Executive compensation of General Media, PII and GMI is determined by Robert C. Guccione and during the periods that they served, was reviewed and approved by the Non-employee Members. The salary of Mr. Guccione is paid by GMI. During the periods that they served, the Non-employee Members reviewed and approved the reimbursement of GMI by us in an amount equal to the portion of the salary of Mr. Guccione allocated to us pursuant to the Properties and Salaries Allocation Agreement (the "Allocation Agreement"). In addition, during the periods that they served, the Non-employee Members reviewed and approved the expenses allocated to us for our use of the Townhouse pursuant to the Allocation Agreement. Since July 2002 we have continued to reimburse GMI in an amount equal to the portion of the salary allocated to us pursuant to the Allocation Agreement and have continued to allocate the expenses of the Townhouse pursuant to such agreement. See "Certain Relationships and Related Transactions."

                                                     Robert C. Guccione
                                                     Tonina Biggs Andrews

RETIREMENT SAVINGS PLAN

      The General Media International, Inc. Employees' Retirement Savings Plan and Trust (the "Plan") is a tax-exempt defined contribution (401(k) plan covering all employees of GMI and its affiliates (including General Media) who have completed 1,000 hours of service in one plan year and are twenty-one years of age or older. GMI may make discretionary contributions to the Plan from its current profits, before profit-sharing costs and income taxes, in each plan year, in such amounts as authorized by the Board of Directors of GMI, provided that the amount of the contribution for each plan year does not exceed 3% of the qualified earnings of each participant. Participants may contribute up to 15% of their annual wages before bonuses and overtime up to a maximum pre-tax contribution of $10,500 in 2002. Participant's accounts are credited with the participant's contribution and an allocation of (a) GMI's contribution, if any,
(b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts, if any. Allocations are based on participant earnings on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participants are immediately vested in their pre-tax contributions plus actual earnings thereon. Vesting in the remainder of their accounts begins after completing two years of service and vests in equal amounts until the participant has completed five years of service, at which time the participant becomes 100% vested. Under the Plan, participating employees can allocate funds in their account among several investment options. Upon termination of service, a participant may elect to receive an amount equal to the vested value of his or her account, in either a lump-sum or in monthly, quarterly, or semiannual payments from the Plan over a period not extending beyond the life expectancy of the participant and his or her spouse. As of December 31, 2002, Robert Guccione, Laurence Sutter and Tonina Biggs Andrews were 100% vested in profit sharing contributions made by GMI. Amounts contributed by GMI, if any, on behalf of employees who performed services for the Company are reimbursed to GMI by the Company pursuant to the Expense Allocation Agreement. See "Certain Relationships and Related Transactions." There were no contributions to the Plan by General Media, PII or GMI in the years 2000, 2001 and 2002.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

VOTING EQUITY SECURITIES AND PRINCIPAL HOLDERS THEREOF.

      As of April 9, 2003, 477,401 shares of General Media's common stock, par value $.01 per share (the "General Media Common Stock") were issued and outstanding, all of which are believed to be held by three shareholders. 475,000 shares, or approximately 99.5% of the outstanding General Media Common Stock, were held by PII and the remaining 2,401 shares, or approximately 0.5% of the outstanding General Media Common Stock, were owned by persons acquiring such shares, directly or indirectly, upon exercise of Warrants issued in the Offering. As of April 9, 2003, a total of 12,369 shares of our Class A Preferred Stock were issued and outstanding, 100% of which were held by Consenting Noteholders.

      As of April 9, 2003, a total of 42.5 million shares of PII's common stock, $.0025 per share (the "PII Common Stock") and 5,000 shares of PII's preferred stock, $.0025 per share (the "PII Preferred Stock") were issued and outstanding. 85% of PII Common Stock, and all of PII Preferred Stock, is held by GMI.

      The following table sets forth certain information regarding the beneficial ownership of GMI's common stock as of April 9, 2003.

                                               GMI                 SHARES           PERCENT
           NAME AND ADDRESS              COMMON STOCK(1)     BENEFICIALLY OWNED     OF CLASS
----------------------------------       ---------------     ------------------     --------
Robert C. Guccione
   16 East 67th Street                       Class A               6.67                66.7%
New York, New York 10022                     Class B               0.00                 0.0

Robert C. Guccione Family
   Trust No. 1
C/O ATC Trustees (Cayman) Ltd.
   Cayside, 2nd Floor Harbor Drive           Class A               3.33                33.3
George Town, Cayman Islands, BWI             Class B               1.62               100.0

----------
(1) Holders of Class A and Class B common stock have equal voting rights and are entitled to one vote per share.

      Pursuant to the provisions of the Company's Certificate of Incorporation, if there should be a payment Event of Default under the indenture governing the Company's Series C Notes, the holders of the Company's Class A Preferred Stock would be entitled to appoint a majority of the members of the Company's Board of Directors for as long as such Event of Default shall continue.

CHANGE IN CONTROL

      The Indenture contains change of control provisions. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

      GMI owns (together with Robert C. Guccione, who owns a 1% interest and utilizes such facilities as his residence and his executive offices) a Townhouse. The Townhouse is used for various activities related to General Media, including business meetings, client entertainment, charitable functions, magazine photography sessions and promotional and marketing events. Expenses of maintaining the Townhouse, as well as any applicable debt service requirements, are the responsibility of GMI. Pursuant to the Properties and Salary Allocation Agreement among General Media, GMI and a GMI subsidiary, we reimbursed GMI in the amounts of approximately $0.5 million in 2000, and $0.6 million in both 2001 and 2002, for the use of the Townhouse for our purposes. See "Compensation Committee Interlock and Insider Participation in Compensation Decisions."

      The Properties and Salary Allocation Agreement also provides that the salary of Mr. Guccione is determined and paid by GMI. Pursuant to this agreement, we reimburse GMI for a portion of such salary based upon an allocation of the relative business time spent by Mr. Guccione on GMI related business and on General Media related business. In 2000, 2001 and 2002, we reimbursed GMI in the amounts of approximately $1.9 million, $1.3 million and $0.4 million, respectively, for the allocable amount of Mr. Guccione's salary.

      GMI, General Media and the Other GMI Subsidiaries are parties to the Tax Sharing Agreement pursuant to which such parties file consolidated federal, state and local income tax returns so long as permitted by the relevant tax authorities. The Tax Sharing Agreement sets forth the methodology for allocating income taxes and the use of net operating losses ("NOLs") between General Media, GMI and the Other GMI Subsidiaries. We, however, are not required to pay income or franchise taxes (except certain alternative taxes) to the extent that we can utilize a portion of the NOLs of GMI and the Other GMI Subsidiaries pursuant to the terms of the Tax Sharing Agreement. Prior to 2000, we were not required to reimburse GMI and the Other GMI Subsidiaries for the use of the NOLs generated by these entities. In addition, the Tax Sharing Agreement provides that GMI and the other GMI Subsidiaries indemnify us from any income or franchise tax liabilities of the consolidated group in excess of the $26 million arising during years ending through December 31, 1993.

      General Media, GMI and the Other GMI Subsidiaries also have entered into an Expense Allocation Agreement, which sets forth the methodology for allocating common expenses as among the parties to the Expense Allocation Agreement including expenses related to the use of and occupancy costs for our principal corporate offices in New York City. Pursuant to the Expense Allocation Agreement, items of common expense are allocated primarily on the basis of estimates of time spent and space occupied by relevant personnel, including executive personnel (other than Mr. Guccione), data processing, accounting, production and sales support and administrative personnel. We pay such combined expenses and allocate to GMI and the Other GMI Subsidiaries the portions due by such companies. Costs incurred directly by subsidiaries of General Media solely for their benefit are paid directly by such companies, as are direct costs incurred by the Other GMI Subsidiaries solely for their benefit. The amount receivable under the Property and Salary Allocation Agreement and the Expense Allocation Agreement at December 31, 2001 and 2002 was $3.8 million and $1.3 million, respectively. We advanced $2.9 million and $3.2 million to GMI and the other GMI subsidiaries in 2000 and 2001, respectively and we received $2.3 million of repayments in 2002. In 2001 and 2002, we established a reserve of $0.8 and $0.2 million respectively against the amount due from GMI and the Other GMI Subsidiaries as collectability is not fully assured. On March 27, 2000, we received a payment of approximately $0.8 million toward this balance through the transfer of the outstanding stock of a subsidiary of GMI.

      In October 1997, Mr. Guccione was granted a loan in the amount of $1.2 million from NTS, a company that had simultaneously entered into an agreement with us to provide services for our pay-per-call business. The loan was in consideration of Mr. Guccione personally guaranteeing all our material obligations under the agreement. Mr. Guccione defaulted on this loan when it became due upon the refinancing of our Senior B Notes in March 2001. As provided in the agreement, NTS began to apply payments due us on its pay-per-call services to the loan. At December 31, 2002, the remaining principal balance of the loan and unpaid interest thereon amounted to $434,000. Pursuant to a modification and extension agreement entered into in October 2002, NTS agreed to limit the amount of payments applied to the loan to $50,000 and to settle all disputes and issues between General Media and NTS in exchange for an extension of the agreement to March 31, 2006.

      At December 31, 2001, the Company had a $1.0 million loan receivable from Mr. Guccione, pursuant to a promissory note which was repaid in 2002.

      At December 31, 2002, the Company had a $1.1 million loan receivable from a foreign company which is principally owned by Mr. Guccione, which has been fully reserved as collectability is not assured.

      At December 31, 2002, the Company had $0.4 million of receivables from KC Publishing, Inc., a company owned by a former President and Chief Operating Officer of the Company. The Company has established a full reserve against these receivables as collectibility is not assured.

      There are certain change of control provisions in the Indenture. See Item
7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations.

ITEM 14. CONTROLS AND PROCEDURES.

      Within the 90 days prior to the date of this Annual Report on Form 10-K, we evaluated the effectiveness of the design and operation of our "disclosure controls and procedures" pursuant to Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") ("Disclosure Controls") and our "internal controls and procedures for financial reporting" ("Internal Controls"). This evaluation (the "Controls Evaluation") was done under the supervision and with the participation of management.

      Disclosure Controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer ("CEO") to allow timely decisions regarding required disclosure. Internal Controls are procedures which are designed with the objective of providing reasonable assurance that (1) our transactions are properly authorized; (2) our assets are safeguarded against unauthorized or improper use; and (3) our transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America.

      Among other matters, we sought in our Controls Evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in our Internal Controls, or whether we had identified any acts of fraud involving personnel who have a significant role in our Internal Controls. In professional auditing literature, "significant deficiencies" are referred to as "reportable conditions"; these are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements. A "material weakness" is defined in the auditing literature as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in the amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions. We also sought to deal with other controls matters in the Controls Evaluation, and in each case if a problem was identified, we considered what revision, improvement and/or correction to make in accord with our on-going procedures.

      The CEO notes that, since the date of the Controls Evaluation to the date of this Annual Report, there have been no significant changes in Internal Controls or in other factors that could significantly affect Internal Controls, and no corrective actions were required or taken with regard to significant deficiencies and material weaknesses.

      Based upon the Controls Evaluation, our CEO has concluded that our Disclosure Controls were effective to ensure that material information relating to General Media is made known to management, including the CEO.

                                     PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K.

(a)     The following documents are being filed as part of this Report:

    (1)     See page F-1 for an index of consolidated financial statements.
    (2)     See page F-1 for an index of financial statement schedules.
    (3)     Exhibits:

                                                                                           INCORPORATED BY REFERENCE
                                                                       -----------------------------------------------------------
EXHIBIT                                                                                            FILING     EXHIBIT      FILED
  NO.                           EXHIBIT                                 FORM       FILE NO.         DATE         NO.      HEREWITH
-------  ------------------------------------------------------------  ------      ---------      --------    -------     --------
3.1      By-Laws of the Registrant                                      S-4        33-76716       3-22-94       3.2

3.2      Amended and Restated Certificate of                           10-K        33-76716       4-02-01       3.3
         Incorporation of the Registrant, filed with the
         Secretary of State of Delaware on March 29, 2001

4.1      Indenture, dated as of December 21, 1993,                      S-4        33-76716       3-22-94       4.2
         between the Registrant and IBJ Schroder Bank &
         Trust Company, as trustee ("Trustee"),
         containing as exhibits, specimens of Series A
         Notes and Series B Notes

4.2      Security Agreement, dated December 21, 1993,                   S-4        33-76716       3-22-94       4.4
         between the Registrant and Trustee

4.3      Pledge Agreement, dated December 21, 1993,                     S-4        33-76716       3-22-94       4.5
         between the Registrant and Trustee

4.4      Copyright Security Agreement, dated December 21,               S-4        33-76716       3-22-94       4.6
         1993, between the Registrant and Trustee

4.5      Trademark Security Agreement, dated December 21,               S-4        33-76716       3-22-94       4.7
         1993, between the Registrant and Trustee

                                                                                           INCORPORATED BY REFERENCE
                                                                       -----------------------------------------------------------
EXHIBIT                                                                                            FILING     EXHIBIT      FILED
  NO.                           EXHIBIT                                 FORM       FILE NO.         DATE         NO.      HEREWITH
-------  ------------------------------------------------------------  ------      ---------      --------    -------     --------
4.6      First Supplemental Indenture, dated May 19,                   10-K        33-76716       4-02-01       4.7
         1999, among the Registrant, each of the
         Subsidiary Guarantors and IBJ Whitehall Bank &
         Trust as trustee

4.7      Second Supplemental Indenture, dated March, 29,               10-K        33-76716       4-02-01       4.8
         2001, among the Registrant, each of the
         Subsidiary Guarantors and The Bank of New York,
         as trustee, containing as exhibits, specimens of
         Series C Notes

4.8      Registration Rights Agreement, dated as of March              10-K        33-76716       4-02-01       4.9
         29, 2001, between the Registrant and the holders
         of the Registrant's Class A Preferred Stock

4.9      Amendment To Security Agreement, dated as of                  10-K        33-76716       4-02-01       4.10
         March 29, 2001, among the Registrant, each of the
         Subsidiary Grantors and The Bank of New York, as
         collateral agent

4.10     Third Supplemental Indenture, dated August 1,                 10-Q        33-76716       8-14-02       10.18
         2002, among the Registrant, each of the
         Subsidiary Guarantors and The Bank of New York,
         as trustee,

4.11     Fourth Supplemental Indenture, dated November 12,             10-KSB      333-83448      2-13-03       6.11
         2002, among the Registrant, each of the
         Subsidiary Guarantors and The Bank of New York,
         as trustee

4.12     Instrument of Resignation, Appointment and                    10-KSB      333-83448      2-13-03       6.12
         Acceptance among the Registrant, the Subsidiary
         Guarantors, the Subsidiary Grantors, the
         Subsidiary Pledgors, The Bank of New York and
         HSBC Bank USA

                                                                                           INCORPORATED BY REFERENCE
                                                                       -----------------------------------------------------------
EXHIBIT                                                                                            FILING     EXHIBIT      FILED
  NO.                           EXHIBIT                                 FORM       FILE NO.         DATE         NO.      HEREWITH
-------  ------------------------------------------------------------  ------      ---------      --------    -------     --------
+10.1    Distribution Agreement, dated September 19, 1977, among       S-4         33-76716       3-22-94       10.1
         Curtis Circulation Company, Penthouse International,
         Ltd., Forum International, Ltd., Viva International,
         Ltd., Penthouse Photo World, Ltd. and Penthouse Poster
         Press, Ltd.; Amendment No. 1, undated; Amendment No. 2,
         dated September 8, 1982; Amendment No. 3, dated March 18,
         1985; and Amendment No. 4, dated February 1, 1986

10.2     Properties and Salary Allocation Agreement, dated             S-4         33-76716       3-22-94       10.8
         December 21, 1993, among the Registrant, GMI and Locusts
         on the Hudson River Corp.

10.3     Expense Allocation Agreement, dated December 21, 1993,        S-4         33-76716       3-22-94       10.9
         among the Registrant, GMI and the Other GMI Subsidiaries

10.4     Tax Sharing and Indemnification Agreement, dated December     S-4         33-76716       3-22-94       10.10
         21, 1993, among the Registrant, GMI and the Other GMI
         Subsidiaries

10.5     Agreement of Lease Between M393 Associates LLC and the        10-Q        33-76716       11-13-98      10.2
         Registrant

10.6     Amendment to Distribution Agreement, dated November 8,        10-K        33-76716       3-28-02       10.15
         1995, among Curtis Circulation Company, Penthouse
         International, Ltd., Forum International, Ltd., Four
         Wheeler Publishing, Ltd., Penthouse Letters, Ltd., Omni
         Publications International, Ltd., Variations
         International, Ltd., Girls of Penthouse Publications,
         Inc., Longevity International, Ltd., Hot Talk
         Publications, Ltd., Stock Car Racing Publications, Ltd.,
         Super Stock and Drag Racing Illustrated Publishing, Ltd.,
         and Open Wheel Publishing, Ltd.

                                                                                           INCORPORATED BY REFERENCE
                                                                       -----------------------------------------------------------
EXHIBIT                                                                                            FILING     EXHIBIT      FILED
  NO.                           EXHIBIT                                 FORM       FILE NO.         DATE         NO.      HEREWITH
-------  ------------------------------------------------------------  ------      ---------      --------    -------     --------

+10.7    Printing Contract, dated October 12, 2001, between            10-K        33-76716       3-28-02       10.16
         Quebecor World, Inc. and General Media Communications,
         Inc. (to print Penthouse, Girls of Penthouse and
         Penthouse Letters)

++10.8   Printing Contract, effective as of January 1, 2001,           10-K        33-76716       3-28-02       10.17
         between Transcontinental Printing and General Media
         Communications, Inc. (to print Penthouse - Canadian
         Version, Forum, Variations, Forum and Variations
         Specials)

++10.18  Circulation Subscription Fulfillment Services Agreement,                                                           (X)
         dated October 1, 2002, between Palm Coast Data, LLC and
         General Media Communications, Inc.

12.1     Computation of ratio of earnings to fixed charges                                                                  (X)

16.1     Letter from Grant Thorton LLP to the Securities and           8-K        33-76716        1-28-03           1
         Exchange Commission dated January 27, 2003

21.1     Subsidiaries of the Registrant                                                                                     (X)

99.1     Certifications Pursuant to 18 U.S.C. Section 1350, As                                                              (X)
         Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act
         of 2002

----------
+ Confidential treatment has been granted with respect to certain information contained in this exhibit.

++ Confidential treatment has been requested with respect to certain information contained in this exhibit.

(b)   Reports on Form 8-K: None.

(c) Exhibits: See paragraph (a)(3) above for a listing of items filed as exhibits to this Form 10-K as required by Item 601 of Regulation S-K.

(d)   Financial Statement Schedules:

See page F-1 for an index of financial statement schedules filed as part of this Form 10-K.

                                   SIGNATURES

      Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

   GENERAL MEDIA, INC.

By:   /s/ R. Guccione                                             April 30, 2003
      ----------------------------------------------
      Robert C. Guccione,
      Chairman of the Board, Chief Executive Officer
      and Publisher

      Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

               SIGNATURE                                     TITLE                                 DATE
-----------------------------------------     --------------------------------------          --------------
PRINCIPAL EXECUTIVE OFFICER,
FINANCIAL OFFICER AND ACCOUNTING OFFICER:

/s/ R. Guccione                               Chairman of the Board, Chief Executive          April 30, 2003
--------------------------                    Officer, Publisher and Director
Robert C. Guccione

ADDITIONAL DIRECTOR:

/s/ Tonina Biggs Andrews                      Assistant Secretary and Director                April 30, 2003
--------------------------
Tonina Biggs Andrews

                                 CERTIFICATIONS

I, Robert C. Guccione, certify that:

1.    I have reviewed this annual report on Form 10-K of General Media, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operation and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and I have;

a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. I have disclosed, based on our most recent evaluation, to the registrant's auditors and the registrant's board of directors;

      a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

      b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ R. Guccione
---------------------------------
Chief Executive Officer
(Principal Executive Officer and
Principal Financial Officer)
April 30, 2003

SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO SECTION 15(D) OF THE ACT BY REGISTRANTS WHICH HAVE NOT REGISTERED SECURITIES PURSUANT TO
                             SECTION 12 OF THE ACT

      We have not provided any annual report covering our last fiscal year or any proxy statements, form of proxy or other proxy soliciting materials to our security holders.

                      GENERAL MEDIA, INC. AND SUBSIDIARIES

                         INDEX TO CONSOLIDATED FINANCIAL
                            STATEMENTS AND SCHEDULES

                                                                        PAGE
                                                                      ---------
Reports of Independent Auditors ...................................   F-2 - F-3
Financial Statements
   Consolidated Balance Sheets, December 31, 2001 and 2002 ........   F-4 - F-5
   Consolidated Statements of Operations for the Years Ended
      December 31, 2000, 2001 and 2002 ............................      F-6
   Consolidated Statement of Capital Deficit for the Years Ended
      December 31, 2000, 2001 and 2002 ............................      F-7
   Consolidated Statements of Cash Flows for the Years Ended
      December 31, 2000, 2001 and 2002 ............................   F-8 - F-9
   Notes to Consolidated Financial Statements .....................  F-10 - F-30
   Reports of Independent Auditors on Schedule ....................   S-1 - S-2
   Schedule II -- Valuation and Qualifying Accounts ...............      S-3

All other schedules are omitted because they are not applicable or the required information is contained in the financial statements or notes thereto

      o The Company is also exploring the possibility of establishing relationships with other companies to find better ways to generate revenue from its large collection of pictorial inventory and to reach a wider audience on the internet.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
    GENERAL MEDIA, INC.

We have audited the accompanying consolidated balance sheet of General Media, Inc. (a substantially owned subsidiary of Penthouse International, Inc., which in turn is majority owned by General Media International, Inc.) and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, capital deficit and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Media, Inc. and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their consolidated cash flows for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, at December 31, 2002, the Company had a working capital deficit in excess of $58 million and during 2002 sustained a cash outflow from operating activities in excess of $1 million. In addition, the Company will be required to make substantial payments to service its Series C Note obligations during 2003. These factors, among others, as discussed in Note 2 to the accompanying financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 5, the Company is obligated to make a substantial interest payment on April 30, 2003. The failure to make such payment results in the underlying debt being callable.

EISNER LLP

New York, New York
March 21, 2003
April 30, 2003 with respect to Note 5

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
   GENERAL MEDIA, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheet of General Media, Inc. (a Delaware corporation and wholly-owned subsidiary of General Media International, Inc.) and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, capital deficit and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of General Media, Inc. and Subsidiaries as of December 31, 2001, and the consolidated results of their operations and their consolidated cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, at December 31, 2001, the Company's current liabilities exceeded current assets by $22,331,000. In addition, it is unlikely that the Company can generate sufficient funds from operations to make all the mandatory payments required by its Series C Notes during 2002. These factors, among others, as discussed in
Note 2 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

GRANT THORNTON LLP

New York, New York
March 8, 2002

                      General Media, Inc. and Subsidiaries

                           CONSOLIDATED BALANCE SHEETS

                                  December 31,
                             (amounts in thousands)

                                                                        2001         2002
                                                                       -------      -------
                                  ASSETS
CURRENT ASSETS
   Cash and cash equivalents ........................................  $ 2,431      $   206
   Accounts receivable, net of allowance for doubtful accounts of
      $1,852 in 2001 and $1,785 in 2002 .............................    3,340        2,862
   Inventories ......................................................    4,447        3,355
   Prepaid expenses and other current assets ........................    1,855        1,716
                                                                       -------      -------
     Total current assets ...........................................   12,073        8,139
WORKS OF ART AND OTHER COLLECTIBLES .................................    2,270        1,820
PROPERTY AND EQUIPMENT - at cost, net of accumulated depreciation
    and amortization ................................................    2,420        1,905
OTHER ASSETS
   Due from affiliated companies ....................................    3,805        1,284
   Rent security deposits ...........................................    1,496        1,071
   Deferred subscription acquisition costs, net .....................    1,282          248
   Loan to stockholder of parent ....................................    1,000
   Other ............................................................    1,440        1,036
                                                                       -------      -------
                                                                         9,023        3,639
                                                                       -------      -------
                                                                       $25,786      $15,503
                                                                       =======      =======

The accompanying notes are an integral part of these statements.

                      General Media, Inc. and Subsidiaries

                                  December 31,
                             (amounts in thousands)

                                                                                 2001           2002
                                                                               --------       --------
                       LIABILITIES AND CAPITAL DEFICIT
CURRENT LIABILITIES
   Current maturities of notes payable ......................................  $  5,800       $ 43,147
   Accounts payable .........................................................    12,439          7,894
   Accrued retail display allowances ........................................     1,407          1,653
   Deferred revenue .........................................................     9,551          7,602
   Accrued expenses and other current liabilities ...........................     2,442          3,655
   Accrued interest -- notes payable ........................................     1,840          1,617
   Income taxes payable .....................................................       925            935
                                                                               --------       --------
      Total current liabilities .............................................    34,404         66,503
                                                                               --------       --------
NOTES PAYABLE, less current maturities ......................................    43,257
                                                                               --------       --------
DEFERRED REVENUE ............................................................     1,433          1,013
                                                                               --------       --------
OTHER LONG-TERM LIABILITIES .................................................     1,130            867
                                                                               --------       --------
COMMITMENTS AND CONTINGENCIES
MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK ..........................     9,450         11,256
                                                                               --------       --------
CAPITAL DEFICIT
   Common stock, $.01 par value; authorized, 1,000,000 shares;
      issued and outstanding, 477,401 shares ................................         5              5
   Capital in excess of par value ...........................................     1,822             16
   Accumulated deficit ......................................................   (65,715)       (64,157)
                                                                               --------       --------
                                                                                (63,888)       (64,136)
                                                                               --------       --------
                                                                               $ 25,786       $ 15,503
                                                                               ========       ========

The accompanying notes are an integral part of these statements.

                      General Media, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                             Year ended December 31,
                             (amounts in thousands)

                                                               2000           2001           2002
                                                             --------       --------       --------
Net revenue ...............................................  $ 72,344       $ 62,604       $ 53,838
                                                             --------       --------       --------
Costs and expenses
   Publishing -- production, distribution and editorial ...    29,624         24,240         21,646
   Entertainment and online ...............................     1,244          1,050            749
   Selling, general and administrative ....................    27,822         25,504         22,111
   Bad debt expense .......................................       563          3,312            437
   Rent expense from affiliated companies .................       540            571            550
   Depreciation and amortization ..........................       714            600            523
                                                             --------       --------       --------
      Total costs and expenses ............................    60,507         55,277         46,016
                                                             --------       --------       --------
      Income from operations ..............................    11,837          7,327          7,822
Other income (expense)
   Debt restructuring expenses ............................                   (9,579)
   Interest expense .......................................    (6,865)        (8,003)        (7,258)
   Interest income ........................................       495            289             67
   Gain on sale of officers life insurance ................                                     811
   Gain on sale of work of art ............................                                     144
                                                             ========       ========       ========
      Total other income (expense), net ...................    (6,370)       (17,293)        (6,236)
                                                             --------       --------       --------
      Income (loss) before provision (benefit)
         for income taxes and extraordinary item ..........     5,467         (9,966)         1,586
Income tax expense (benefit) ..............................     2,239            (58)            28
                                                             --------       --------       --------
      Income (loss) before extraordinary item .............     3,228         (9,908)         1,558
Extraordinary gain from extinguishment of debt,
   net of income taxes of $465 in 2000 ....................       571
                                                             --------       --------       --------
      NET INCOME (LOSS) ...................................  $  3,799       $ (9,908)      $  1,558
                                                             ========       ========       ========

The accompanying notes are an integral part of these statements.

                      General Media, Inc. and Subsidiaries

                    CONSOLIDATED STATEMENT OF CAPITAL DEFICIT

                  Years ended December 31, 2000, 2001 and 2002
                             (amounts in thousands)

                                                           CAPITAL IN
                                              COMMON        EXCESS OF    ACCUMULATED
                                              STOCK         PAR VALUE      DEFICIT         TOTAL
                                             --------       --------       --------       --------
Balance - December 31, 1999 ...............  $      5       $  2,898       $(59,606)      $(56,703)
Net income for the year ...................                                   3,799          3,799
Exercise of warrants ......................                      173                           173
                                             --------       --------       --------       --------
Balance - December 31, 2000 ...............         5          3,071        (55,807)       (52,731)
Net loss for the year .....................                                  (9,908)        (9,908)
"Paid in kind" dividends on mandatorily
   redeemable preferred stock .............        --         (1,000)                       (1,000)
Accretion of mandatorily redeemable
   preferred stock ........................                     (249)                         (249)
                                             --------       --------       --------       --------
Balance - December 31, 2001 ...............         5          1,822        (65,715)       (63,888)
Net income for the year ...................                                   1,558          1,558
"Paid in kind" dividends on mandatorily
   redeemable preferred stock .............                   (1,464)                       (1,464)
Accretion of mandatorily redeemable
   preferred stock ........................                     (342)                         (342)
                                             --------       --------       --------       --------
BALANCE - DECEMBER 31, 2002 ...............  $      5       $     16       $(64,157)      $(64,136)
                                             ========       ========       ========       ========

The accompanying notes are an integral part of this statement.

                      General Media, Inc. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             Year ended December 31,
                             (amounts in thousands)

                                                                 2000           2001           2002
                                                               --------       --------       --------
Cash flows from operating activities
   Net income (loss) ........................................  $  3,799       $ (9,908)      $  1,558
                                                               --------       --------       --------
   Adjustments to reconcile net income (loss) to net
      cash provided by (used in) operating activities
   Depreciation and amortization ............................       714            600            523
   Debt restructuring costs .................................     9,579
   Bad debts expense ........................................       563          3,312            437
   Amortization of deferred revenue .........................      (364)          (268)          (420)
   Gain on sale of officers life insurance policies .........                                    (811)
   Gain on sale of work of art ..............................                                    (144)
   Interest on loan to shareholder ..........................       (95)          (110)
   Amortization of bond costs ...............................       873
   Income taxes reimbursable to affiliated companies ........     2,718
   Extraordinary gain from extinguishment of debt ...........    (1,036)
   Changes in operating assets and liabilities
      Accounts receivable ...................................        18          1,454            241
      Inventories ...........................................    (1,800)         1,876          1,092
      Other current assets ..................................      (422)            41            139
      Other assets ..........................................      (807)          (905)         1,739
      Accounts payable, accrued expenses and other
         current liabilities ................................    (3,061)           130         (3,086)
      Accrued interest on notes payable .....................     2,763           (923)          (223)
      Income taxes payable ..................................       (55)           (39)            10
      Deferred revenue ......................................       236           (600)        (1,949)
      Other long-term liabilities ...........................        73            (93)          (263)
                                                               --------       --------       --------
                                                                    318         14,054         (2,715)
                                                               --------       --------       --------
      Net cash provided by (used in) operating activities ...     4,117          4,146         (1,157)
                                                               --------       --------       --------
Cash flows from investing activities
   Proceeds from sale of life insurance policies ............                                     935
   Proceeds from sale of work of art ........................                                     594
   Capital expenditures .....................................      (232)          (130)            (8)
                                                               --------       --------       --------
      Net cash (used in) provided by investing activities ...      (232)          (130)         1,521
                                                               --------       --------       --------

                      General Media, Inc. and Subsidiaries

                             Year ended December 31,
                             (amounts in thousands)

                                                                  2000          2001          2002
                                                                -------       -------       -------
Cash flows from financing activities
   Principal payments on notes payable .......................  $             $(2,943)      $(5,910)
   Collections from affiliated companies .....................                                2,321
   Loan to shareholder of parent .............................      (54)
   Collections from shareholder of parent ....................       11           110         1,000
   Advances to affiliated companies ..........................   (2,911)       (3,216)
   Debt issuance costs .......................................     (165)       (1,961)
                                                                -------       -------       =======
      Net cash used in financing activities ..................   (3,119)       (8,010)       (2,589)
                                                                -------       -------       -------
      Net increase (decrease) in cash and cash equivalents ...      766        (3,994)       (2,225)
Cash and cash equivalents at beginning of year ...............    5,659         6,425         2,431
                                                                -------       -------       -------
Cash and cash equivalents at end of year .....................  $ 6,425       $ 2,431       $   206
                                                                =======       =======       =======
Supplemental disclosures of cash flow information:
   Cash paid during the year for
      Interest ...............................................  $ 3,200       $ 8,911       $ 7,490
      Income taxes ...........................................  $   236       $    17       $    14
Supplemental disclosures of non-cash financing activities:
   "Paid in kind" dividends on mandatorily redeemable
      preferred stock ........................................                $ 1,000       $ 1,464
   Accretion of mandatorily redeemable preferred stock to
      liquidation preference .................................                $   249       $   342
   Issuance of mandatorily redeemable convertible
      preferred stock ........................................                $ 8,200
   Expiration of redeemable common stock warrants ............                $   582
   Repayment by affiliated companies .........................  $ 1,800
   Exercise of warrants for stock not yet issued
      (related stock issued in early 2001) ...................  $   173

The accompanying notes are an integral part of these statements.

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 2000, 2001 and 2002

NOTE 1 -- ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES

      Penthouse International, Inc. ("PII") is the holder of 99.5% of the common stock of General Media, Inc. General Media International, Inc. ("GMI") is the holder of 85% of the common stock of PII. General Media, Inc. and subsidiaries (the "Company") is a publishing, online and entertainment company engaged in the publication and sale of men's magazines, the sale of various adult-oriented online products and services, the sale of various adult-oriented entertainment products and services and the licensing of its trademarks to publishers in foreign countries and for use on various consumer products and services. Penthouse is the Company's most significant trademark and is used extensively by its publishing, online, entertainment and foreign edition licensing operations. In December 1999, the Company launched a new magazine called Mind & Muscle Power ("Power") which targeted the men's health magazine market. The publication was suspended after the November 2000 issue. The Company's operations are located primarily in New York City, and the Company has a broad customer base.

      A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

      a.    Principles of Consolidation

            The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

      b.    Revenue Recognition

            Sales of magazines for retail distribution are recorded on the on-sale date of each issue based on an estimate of the revenue for each issue of the magazine, net of estimated returns. Estimated revenue are adjusted to actual revenue as actual sales information becomes available.

            Revenue from advertising are recognized on the on-sale date of each issue in which the advertising was included.

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 1 (CONTINUED)

            Revenue from the sale of magazine subscriptions are recognized over the term of the subscriptions.

            Revenue from the sales of films and videocassettes are recognized in the period in which the product is shipped.

            Revenue from product and trademark licensing are recorded in the period in which earned.

            Revenue from the sale of memberships to the Company's internet site are recognized over the term of the membership.

            Revenue from pay-per-call programs and product sales are recorded in the period in which the calls are made and the products are shipped.

      c.    Retail Display Allowances

            Retail display allowances are payments made to retail outlets as an incentive to carry and sell magazines. The formula used to calculate the allowance is based on a percentage of sales dollars and an amount per copy sold. Retail display allowances are recorded as a reduction of newsstand revenues on the on-sale date based upon past experience using the estimated sales of each issue, net of estimated returns. As new information becomes available, the retail display allowances recorded are adjusted accordingly.

      d.    Inventories

            Paper and printing costs are valued at the lower of cost (first-in, first-out method) or market. Editorials and pictorials are valued at cost. Film and programming costs are the direct cost of production which are amortized over the expected period of revenue, generally twelve to eighteen months from the film release date.

      e.    Works of Art and Other Collectibles

            Works of art and other collectibles are carried at lower of cost or estimated fair value.

      f.    Deferred Subscription Acquisition Costs

            The costs of acquiring subscriptions related to direct response marketing are deferred and amortized over the life of the subscriptions. Amortization of these costs is done on a cost-pool-by-cost-pool basis generally over twelve months.

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 1 (CONTINUED)

      g.    Property and Equipment

            Property and equipment are stated at cost. Depreciation is provided by the straight-line method based upon the estimated useful lives of the assets. Furniture and equipment and computer hardware and software are depreciated over five years and leasehold improvements are depreciated over the shorter of the life of the lease or the improvement.

      h.    Cash Equivalents

            The Company considers investments with an original maturity of three months or less to be cash equivalents.

      i.    Management Charges

            The Company incurs shared common indirect expenses for the benefit of GMI and affiliated companies, including accounting, personnel, data processing, employee relations and other administrative services. In addition, the Company is charged by GMI and its subsidiaries for other corporate overhead costs, executive compensation and costs which principally relate to office space. These allocations are based on agreements between the parties as described in Note 13.

            In the opinion of management, the results of operations of the Company reflect all of the Company's costs, including salaries, rent, depreciation, legal and accounting services and other general and administrative costs.

      j.    Concentration of Credit Risk and Fair Value of Financial Instruments

            The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. In general, such balances generally exceed the FDIC insurance limit. Management of the Company provides credit, in the normal course of business, to a significant number of advertisers in the tobacco, alcohol and adult entertainment industries. The Company routinely assesses the financial strength of its customers and newsstand distributors and, as a consequence, believes that its trade accounts receivable exposure is limited. The carrying value of financial instruments (principally consisting of cash and cash equivalents and receivables) approximates fair market value due to its short-term nature. There is no established public trading market for the Company's Senior Secured Notes and it would be impractical to estimate fair value at December 31, 2002 in the circumstances.

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 1 (CONTINUED)

            No customer of the Company accounted for more than ten percent of the Company's net revenues in 2000, 2001 or 2002, and no part of the business is dependent upon a single customer or a few customers, the loss of any one or more of which would have a material adverse effect on the Company.

      k.    Income Taxes

            The Company makes estimates of its tax obligations exposure and temporary differences resulting from timing differences for reporting items for book and tax purposes. The Company recognizes deferred taxes by the assets and liability method of accounting for income taxes. Under the asset and liability method, deferred taxes are recognized for differences between the financial statement and tax bases of asset and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax assets will not be realized based on a review of available evidence.

      l.    Use of Estimates

            In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. The most sensitive estimates made by management are those related to estimated sales of magazines and retail display allowances. Actual results could differ from those estimates.

NOTE 2 - BASIS OF PRESENTATION AND FINANCIAL STATUS

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company's cash balance was $206,000 at December 31, 2002, compared to $2,431,000 at December 31, 2001. During the year ended December 31, 2002, the Company used $1,157,000 in cash flows from operating activities and absorbed $2,225,000 in total cash outflows. At December 31, 2002, the Company's current liabilities exceeded current assets by $23,017,000.

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 2 (CONTINUED)

      The Company's Series C Notes require interest payments of $5,884,000 and principal payments of $6,500,000 during 2003 (excluding the $1,300,000 principal payment due December 31, 2002 which was paid in January 2003). The management of the Company does not believe it can generate sufficient funds from operations to make all of the required payments. In the event that the Company is unable to make these payments, the trustee under the Indenture could assume control over the Company and substantially all of its assets including its registered trademarks. The Company is currently seeking to restructure its debt in order to modify its debt service payments. There can be no assurance that the Company will successfully negotiate a reduction in the debt service payments.

      The Company took the following actions in 2002 to attempt to improve its cash flow:

      o On February 28, 2002, the Company reduced its workforce by 38 employees (25% of total workforce). This action will reduce the amount of cash required for salary and benefit expenses.

      o The Company reduced the production and distribution costs of its magazines by negotiating reductions in the price of paper and printing costs, by changing the paper grades on its magazines and by changing their design to improve production efficiencies.

      o Began licensing its trademarks and providing marketing expertise to adult entertainment clubs in exchange for licensing fees.

      o The Company reduced the amount of cash expended to promote subscriptions and reduce the amount of cash expended on other selling, general and administrative expenses.

      o The Company delayed employee salary increases for five months during 2002.

      In addition, the principal shareholder of GMI and affiliated companies repaid a total of $3,321,000 of loans and advances.

      The Company has undertaken or is planning the following actions during 2003, which are primarily directed at improving its revenue generating capability, to attempt to improve its cash flow: o The Company is expanding the licensing of its trademarks to more adult entertainment clubs.

      o The Company has entered into a cruise ship on demand pay-per-view license agreement to improve the revenue generated by its movies.

      o The Company is exploring the possibility of expanding the licensing of its trademarks to different industries and establishing partnerships with other companies to produce a larger number of movies.

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 2 (CONTINUED)

      In addition, in January 2003 affiliated companies repaid an additional $1,000,000 of intercompany loans.

      Since the above actions will not generate sufficient improvements to cash flow to meet current debt service requirements, the Company is contemplating additional actions, including seeking other sources of financing, to provide cash. However, there can be no assurances that management will be able to achieve such a result.

      In view of the matters described in the preceding paragraphs, substantial doubt exists about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 3 -- INVENTORIES

      Inventories include the following at December 31:

                                 2001        2002
                                ------      ------
                                  (IN THOUSANDS)
Paper and printing ...........  $1,411      $1,599
Editorials and pictorials ....   2,239       1,456
Film and programming costs ...     797         300
                                ------      ------
                                $4,447      $3,355
                                ======      ======

NOTE 4 -- PROPERTY AND EQUIPMENT

      Property and equipment as of December 31, consist of:

                                      2001           2002
                                    --------       --------
                                         (IN THOUSANDS)
Furniture and equipment ..........  $  6,253       $  6,253
Leasehold improvements ...........     1,871          1,879
Computer hardware and software ...     2,902          2,902
Other ............................        66             66
                                    --------       --------
                                      11,092         11,100
Accumulated depreciation and
   amortization ..................    (8,672)        (9,195)
                                    --------       --------
                                    $  2,420       $  1,905
                                    ========       ========

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 5 -- NOTES PAYABLE

      On December 21, 1993, the Company issued $85,000,000 of Senior Secured Notes (the "Notes") at an issue price equal to 99.387% of the principal amount of the Notes. As part of the issuance of the Notes, the Company issued 85,000 common stock purchase warrants to the purchasers of the Notes and sold to the underwriter at a discount 102,506 warrants (the "Warrants"). The Warrants, having an expiration date of December 22, 2000, entitled the holders to purchase in the aggregate 25,000 shares of the Company's common stock at the exercise price of $0.01 per share. The Warrants also gave the holders the right to require the Company to purchase for cash all of the Warrants at their fair value. At the time of issuance, the Company recorded the Warrants at their fair value.

      The Notes were collateralized by a first priority security interest in all intellectual property rights (including copyrights and trademarks) and substantially all other intangible and tangible assets of the Company, other than accounts receivable, inventory and cash equivalents.

      In July 1995, the Company repurchased $5,000,000 face amount of its outstanding Notes, including 5,000 warrants, for cash of $4,050,000. In May 1999, the Company repurchased $28,000,000 face amount of its outstanding Notes for cash of $26,600,000. The remaining Notes matured on December 31, 2000 and bore interest at 10-5/8% per annum, which was payable semiannually.

      On December 22, 2000, 18,009 of the Warrants were exercised to purchase 2,401 shares of the Company's Common Stock and 104,076 Warrants expired without being timely exercised in accordance with the Warrant agreement. The due date of the remaining 60,421 Warrants held by holders of the Notes was extended as part of the negotiations for refinancing the Notes. The exercise of the 18,009 Warrants was recorded in December 2000 as a reduction in redeemable warrants and a contribution to capital of $173,000. The expiration of the 104,076 Warrants was recorded in the financial statements in December 2000 as an extraordinary gain from extinguishment of debt of $571,000, net of income tax of $465,000.

      On March 29, 2001 (the "Closing Date"), the Company refinanced the Notes. Under the refinancing agreement, the Company exchanged the $51,507,000 of principal amount of Notes and any Warrants held by Noteholders (the "Consenting Holders") for Series C Notes and mandatorily redeemable convertible preferred stock (the "Preferred Stock") with a liquidation preference of $10,000,000 (See Note 6) meeting certain specified terms and conditions. The remaining $493,000 principal amount of Notes that were not exchanged were retired by payments made to the holders on March 29, 2001.

      The Series C Notes mature on March 29, 2004, bear interest at a rate of 15% per annum effective January 1, 2001 and require principal payments of $6,500,000 during 2003, with the balance due in 2004. In addition, further principal payments equal to 50% of excess cash flow, as defined, in each year is required, as well as any proceeds from the sale of certain real property owned by

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 5 (CONTINUED)

      GMI (after payment of existing debt obligations thereon) and any proceeds to the Company from certain insurance policies (the "Policies") on the life of the principal stockholder. The Company made principal payments of $2,943,000 and $5,910,000 during the years ended December 31, 2001 and 2002, respectively. The principal payments during the year ended December 31, 2002 included $935,000 of proceeds from the sale of certain of the Policies (See Note 7) and approximately $475,000 of proceeds from the sale of a work of art (See Note 8).

      The Indenture has been extended to the March 29, 2004 maturity of the Series C Notes. The original Indenture contained covenants, that will continue to the new maturity date, which, among other things, (i) restrict the ability of the Company to dispose of assets, incur indebtedness, create liens and make certain investments, (ii) require the Company to maintain a consolidated tangible net worth deficiency of no greater than $81,600,000, and (iii) restrict the Company's ability to pay dividends unless certain financial performance tests are met. The Company's subsidiaries, which are guarantors of the Senior Secured Notes under the Indenture, however, were and continue to be permitted to pay intercompany dividends on their shares of common stock. The ability of the Company and its subsidiaries to incur additional debt is severely limited by such covenants. The Indenture was amended in conjunction with the issuance of the Series C Notes to reflect the above mentioned payments, to reflect the March 29, 2004 maturity of the Series C Notes, to provide additional "Change of Control" events (requiring the commencement of an offer to purchase Notes), to provide additional flexibility as to the nature of, but also to set a fixed dollar limit for, "Owner Payments", and to require Noteholder consent to enter into new lines of business or for sales or other conveyances of the Penthouse trademark (other than ordinary course licensing) or other assets for net proceeds in excess of $500,000. In addition, the related Security Agreement was amended to grant additional security interests in inventory and accounts receivable as well as a security interest in proceeds of the sale of certain real property owned by GMI (after payment of existing debt obligations thereon) and on any proceeds to the Company from certain Policies on the life of the Company's principal beneficial owner. As of December 31, 2002 the Company had not made a required a principal payment of $1,300,000 and a required interest payment of $1,634,000, both due by that date. In January 2003, the Company received $1,000,000 in repayments from GMI on amounts due the Company by affiliated companies. The Company used these funds, along with another $1,934,000 of available cash, in January 2003 to make the required principal and interest payments within the grace periods provided for by the Indenture. The Company was required to make a principal payment of $1,950,000 and an interest payment of $1,568,000 on March 31, 2003. The principal and interest payments were not made by March 31, 2003. On April 14, 2003 a notice of event of default was issued by the Indenture Trustee. On April 15 and 16 2003, the Company transferred additional funds (including $185,000 made available through the repayment of an intercompany balance from GMI) and has fully paid the $1,950,000 principal amount. The Company had until April 30, 2003 (30 day grace period) to make the interest payment, but was unable to do so. Accordingly, the underlying debt has been classified in the accompanying balance sheet as a current liability.

      On August 1, 2002, the Company and the holders of a majority in principal amount of the Series C Notes (the "Holders") entered into a Third Supplemental Indenture to amend the "Change of Control" events in the Indenture to add further restrictions on the amount of "Owner Payments"; to substitute John Orlando for John Prebich in the "Change of Control" provision; and to require that new financial covenants (the "Financial Covenants") be added that require the Company to achieve not less than 80% of the projected revenues and EBITDA to be set forth in a business plan in a form and substance

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 5 (CONTINUED)

      reasonably satisfactory to the Holders. In addition, the Company agreed to allow the Holders to audit the books and records of the Company and the payroll records of GMI and to pay all the legal fees, costs and expenses, and audit fees of the Holders (collectively the "Amendment Expenses") related to the agreement. The Company recorded $214,000 of Amendment Expenses during the year ended December 31, 2002. In exchange for these amendments the Holders agreed to waive their prior contention that a "Change of Control" event had occurred with respect to the termination of John Prebich, the Company's former President and Chief Operating Officer.

      On September 13, 2002, the Company submitted a business plan to the Holders for approval in accordance with the requirements of the Third Supplemental Indenture. The Holders notified the Company that they had accepted the business plan effective October 4, 2002.

      On November 12, 2002, the Company and the Holders entered into a Fourth Supplemental Indenture to incorporate the Financial Covenants into the Indenture.

      John Orlando, the Company's President and Chief Operating Officer was terminated on January 14, 2003. The Indenture requires that the Company hire a replacement President and Chief Operating Officer reasonably satisfactory to a majority of the Holders within ninety days of the date of either the resignation or termination of John Orlando, to avoid a deemed "Change of Control" which in turn requires that an offer to purchase be made by the Company to all Holders. On March 28, 2003, the Company hired Stephen Gross to replace John Orlando as the Company's President and Chief Operating Officer. A proposal was submitted to the Holders on that date requesting confirmation that Mr. Gross is reasonably satisfactory to them. The Company is currently waiting for the Holder's reply.

NOTE 6 - MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

      On March 29, 2001, the Company issued 9,905 shares of Preferred Stock to the Consenting Holders at a fair value of $8,200,000. The Preferred Stock carries a liquidation preference of $10,000,000, provides for "paid-in-kind" dividends at a 13% per annum rate and is convertible at the option of the holders, after two years following the Closing Date, into 10% of the Company's common stock on a fully diluted basis in the third year, 12.5% of the Company's common stock on a fully diluted basis in the fourth year, and 15% of such common stock on a fully diluted basis during the fifth year. The Preferred Stock is mandatorily redeemable by the Company (subject to the aforementioned conversion rights) at its liquidation preference including the "paid-in-kind" dividends at the end of the fifth year.

      The Preferred Stock may be optionally redeemed by the Company during the second year following the Closing Date at a redemption price of $10,000,000 and at increasing premiums of 110%,

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 6 (CONTINUED)

      115% and 120% during the third, fourth and fifth years, respectively, provided that the Series C Notes are paid in full at or before the time of any redemption.

      The recorded value net of issuance costs is being accreted up to the redemption value using the effective interest method through the March 29, 2006 mandatory redemption date of the Preferred Stock. For the year ended December 31, 2002, the Company recorded $342,000 of such accretion. For the year ended December 31, 2002, the Company also recorded "paid-in-kind" dividends of approximately $1,464,000. Both the accretion of the Preferred Stock and the "paid-in-kind" dividends are reflected in the accompanying financial statements as an increase in Mandatorily Redeemable Convertible Preferred Stock and a decrease in Capital In Excess Of Par Value.

NOTE 7 - GAIN ON SALE OF OFFICERS LIFE INSURANCE POLICIES

      In April 2002, certain officer's life insurance policies were sold to an unrelated third party, resulting in proceeds to the Company of approximately $935,000 and a net gain of approximately $811,000, after deducting the cash surrender value of the policies of approximately $124,000. The proceeds from the sale of the policies was applied against the Senior Secured Notes as an additional principal payment in accordance with the requirements of the Indenture (See Note 5).

NOTE 8 - GAIN ON SALE OF WORK OF ART

      In November 2002, a work of art was sold resulting in proceeds to the Company of approximately $594,000, and a net gain of approximately $144,000. The proceeds from the sale of the work of art was applied against the Senior Secured Notes as an additional principal payment in accordance with the requirements of the Indenture (See Note 5).

NOTE 9 - DEBT RESTRUCTURING EXPENSES

      In connection with the refinancing of the Company's debt, as more fully described in Note 5, the Company recorded debt restructuring expenses of $9,579,000 consisting of a fee of approximately $1,030,000 to Consenting Holders as well as their legal fees and related expenses of approximately $177,000, legal fees and expenses for the Company's own lawyers and representatives of approximately $754,000 and the fair value of 9,905 shares of Preferred Stock of $8,200,000 issued to the Consenting Holders, as more fully described in Note 6, less the remaining $582,000 of liability associated with 60,421 Warrants surrendered in connection with the refinancing.

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 10 -- INCOME TAXES

      The income tax provision for the year ended December 31 consists of:

                      2000          2001          2002
                    -------       -------       -------
                              (IN THOUSANDS)
Current
   Federal .......  $ 1,580       $             $
   State .........      673            25            28
   Foreign .......      (14)          (83)
                    -------       -------       -------
                    $ 2,239       $   (58)      $    28
                    =======       =======       =======

      The Company incurred a taxable loss of approximately $700,000 for the year ended December 31, 2002. In addition, the Company has a net operating loss ("NOL") carryover available from the prior year of approximately $1,475,000, which can be used to reduce future taxable income. This NOL will expire in 2021. The state income tax provision for the year ended December 31, 2002 is comprised of minimum taxes. The benefit in the foreign tax provision for the year ended December 31, 2001 is the result of a settlement of a foreign jurisdiction tax audit.

      The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory rate to earnings
      (loss) before income tax expense (benefit), as a result of the following:

                                             2000          2001          2002
                                            ------        ------        ------
Statutory Federal income tax rate ........    34.0%         34.0%         34.0%
Net operating loss and other tax
   benefits for which no current
   tax benefit is being realized .........                 (34.0)        (34.0)
State taxes, net of Federal income tax ...     7.4
Net change in valuation allowance for
   deferred taxes ........................     2.2
Utilization of Federal AMT credit
   carryforward ..........................    (2.3)
Foreign tax refund .......................     (.3)
                                            ------        ------        ------
Effective tax rate .......................    41.0%          --%            -%
                                            ======        ======        ======

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 10 (CONTINUED)

      Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the deferred income tax assets and liabilities at December 31 were as follows:

                                                               2001          2002
                                                             -------       -------
                                                                (IN THOUSANDS)
Deferred tax assets
   Debt financing costs ...................................  $ 2,874       $ 1,597
   Net operating loss carryforwards .......................      590           872
   Allowance for doubtful accounts ........................      740           816
   Accrued severance ......................................                    233
   Deferred rent - 11 Penn Plaza ..........................      151           138
   Depreciation ...........................................                      9
   Accrued bonuses ........................................                    100
                                                             -------       =======
      Gross deferred tax asset ............................    4,455         3,665
Deferred tax liabilities
   Depreciation ...........................................      (46)
                                                             -------       =======
      Net deferred tax asset before valuation allowance ...    4,409         3,665
                                                             -------       -------
Valuation allowance .......................................   (4,409)       (3,665)
                                                             -------       -------
      Net deferred tax asset ..............................  $    --       $    --
                                                             =======       =======

      The Company has established a full valuation allowance with respect to the future realization of net deferred tax assets due to the uncertainty of the Company's ability to generate sufficient future taxable income.

      The Company and its subsidiaries are included in the consolidated Federal and Combined New York State and New York City income tax returns of GMI. The provision for income taxes (benefit) in the accompanying statements of operations is allocated to the Company from GMI as if the Company filed separate income tax returns. Since each member of a consolidated tax group is jointly and severally liable for Federal income taxes of the entire group, the Company may be liable for taxes of GMI or other members of the consolidated group. Under the terms of a Tax Sharing and Indemnification Agreement (the "Agreement"), the Company can utilize the net operating losses GMI ("GMI NOL's") to reduce its income taxes as long as the Company is member of GMI's consolidated group. To the extent that the Company utilizes such GMI NOL's to reduce its income taxes, it is required to pay GMI, within thirty days after the Company pays the group consolidated tax liability, an amount that would have been paid in taxes had the net operating losses of GMI not been available. At January 1, 2002, GMI had

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 10 (CONTINUED)

      available for Federal income tax purposes GMI NOL's aggregating approximately $84,751,000 which can be used by the Company to reduce future income taxes, as long as the Company is a member of GMI's consolidated group. These GMI NOL's expire in tax years ending 2007 to 2021. The Company's ability to utilize net operating losses may be limited in the future due to the additional issuance of GMI's common stock or other changes in control, as defined in the Internal Revenue Code and related regulations.

      The New York State Department of Taxation and Finance has completed an audit of GMI's Combined New York State Franchise Tax Returns for the years ended 1993 to 1996. The audit resulted in no change to the returns as filed. During 2002, the New York City Department of Finance audited General Media's Commercial Rent Tax Returns for the period June 1997 to May 1998. The audit resulted in a tax deficiency of approximately $49,000, including interest and penalties, approximately $13,000 of which was paid during 2002. GMI's Federal, New York State and other tax returns filed by GMI and the Company are subject to audit by governmental authorities.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

      Litigation

      On December 3, 2001, Network Telephone Services ("NTS") filed in Los Angeles Superior Court (the "Court") a complaint against Robert C. Guccione (the Company's Chairman and GMI's principal shareholder), GMI and the Company (collectively the "Defendants") asserting breach of promissory note, breach of written guarantee, and a declaration of rights and injunctive relief arising out of a promissory note and several other agreements between NTS and the Defendants. Pursuant to a settlement agreement, the Court subsequently dismissed the case on November 12, 2002.

      On May 8, 2002, an action was filed in United States District Court for the Central District of California (the "California Court"), alleging, among other things, that the Company published photographs (the "Photographs") of a woman topless in the June 2002 issue of Penthouse Magazine (the "Magazine"), falsely representing them to be pictures of the plaintiff when they were in reality photographs of someone else. The action also alleges that the Company advertised its intention to make the Photographs and a video of the woman available on its internet site on May 10, 2002. On May 7, 2002, the Company issued a press release stating that it had made an unintentional error when it said the Photographs were of the plaintiff and it apologized to the plaintiff and the actual woman in the Photographs for the error. The Company also published the apology on its internet site.

      The plaintiff seeks a permanent injunction barring the Company from any similar acts concerning her, barring it from any further distribution of the Photographs and the June 2002 edition of the Magazine, barring it from any references to the plaintiff on its internet site, barring it from representing that any pictures or photographs on the internet site are depictions of the plaintiff, ordering it to deliver or destroy all materials that have the alleged false representations, ordering the

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 11 (CONTINUED)

      disgorgement and paying over of all profits it earned and any other unjust enrichment that it received from the alleged false depiction of the plaintiff, awarding damages in an unspecified amount not less than $10,000,000, trebling of these unspecified damages, awarding punitive damages in an unspecified amount and reimbursement for the plaintiff's costs and attorneys' fees in prosecuting the action. The Company has filed a motion to dismiss portions of the complaint and the plaintiff has filed a cross-motion to freeze $15,000,000 of the Company's assets for purposes of insuring the payment of a possible judgment. The California Court denied both of these motions in August 2002. The plaintiff has since filed an appeal to the Ninth US Court of Appeals, which ruled against the plaintiff in November 2002. The Company and the plaintiff have exchanged discovery requests and are in the process of exchanging information. The Company intends to vigorously defend itself in this action. It is still too early to determine the possible outcome of the proceedings. Therefore management cannot give an opinion as to the effect this action will have on the Company's financial condition or results of operations. There can be no assurance, however, that the ultimate liability from these proceedings will not have a material adverse effect on its financial condition and results of operations.

      On August 26, 2002, two individuals on behalf of themselves and all others similarly situated (the "Class Action Plaintiffs") filed in the Circuit Court of Cook County, Illinois, an action alleging that the Company committed a breach of contract, a breach of express warranty and consumer fraud when it published the Photographs, falsely representing them to be pictures of the aforementioned plaintiff when they were in reality photographs of someone else. The Class Action Plaintiffs have filed a request that the action be certified as a class action with the two plaintiffs as class representatives and their lawyer as class counsel. The Company has filed a motion to dismiss the action. The Company intends to vigorously defend itself in this action. It is still too early to determine the possible outcome of the proceedings. Therefore management cannot give an opinion as to the effect this action will have on the Company's financial condition or results of operations. There can be no assurance, however, that the ultimate liability from these proceedings will not have a material adverse effect on its financial condition and results of operations.

      On July 13, 2001, an employee filed a charge of discrimination (the "Charge") against General Media with the U.S. Equal Employment Opportunity Commission ("EEOC"). On April 11, 2003, the District Director of the EEOC ruled that there was reasonable cause to find that the employee had been subjected to discrimination on the basis of disability and age, and that she had been constructively discharged. General Media is waiting for the EEOC to schedule a conciliation meeting with the employee to determine what actions need to be taken to resolve the Charge. General Media intends to vigorously defend itself in this action. It is still too early to determine the possible outcome of the proceedings. Therefore management cannot give an opinion as to the effect this action will have on General Media's financial condition or results of operations. There can be no assurance, however, that the ultimate liability from these proceedings will not have a material adverse effect on its financial condition or results of operations.

      On March 28, 2003, a former employee of General Media who was terminated for what General Media believes to be reasonable cause, filed a claim in the Supreme Court of The State of New York seeking damages of $75,000 plus an accounting of their incentive compensation. General Media believes it has no liability to this individual and is vigorously defending itself against this claim.

      In December 2002, General Media received correspondence from a third party informing General Media that transmission of video content on the Internet is a violation of patents that the third party claims to own. The third party has demanded that General Media execute a royalty agreement in favor of the third party with respect to revenue from any videos that it has displayed on its Internet Site. To General Media's knowledge no action has been instituted against it is by the third party. General Media believes that it does not owe any royalties to this third party and intends to vigorously defend itself in any action brought against it by the third party.

      There are various lawsuits claiming amounts against the Company. While the outcome of these matters is currently not determinable, it is the opinion of the Company's management that the ultimate liabilities, if any, from the outcome of these cases will not have a material effect on the Company's financial statements.

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 11 (CONTINUED)

      Leases

      The Company leases office space under operating leases expiring at various dates through March 2009. Rent expense under operating leases was $1,821,000, $1,856,000 and $1,873,000 during the years ended December 31,
      2000, 2001 and 2002, respectively. Minimum lease commitments are set forth below:

    YEAR ENDING DECEMBER 31,                   (IN THOUSANDS)
    ------------------------                  ---------------
    2003                                      $         1,863
    2004                                                1,864
    2005                                                1,895
    2006                                                1,896
    2007                                                1,898
    Thereafter                                          2,374
                                              ---------------

                                              $        11,790
                                              ===============

      Employee Benefit Plan

      The Company's employees may participate in a GMI-sponsored employee profit-sharing and deferred compensation 401(k) benefit plan. The plan covers substantially all employees and permits employees to defer up to 15% of their salary up to statutory maximums. The plan also provides for GMI and the Company to make contributions to a profit-sharing fund solely at GMI's or the Company's discretion. There were no Company contributions to the plan for the years ended December 31, 2000, 2001 and 2002.

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 11 (CONTINUED)

      Other Contingency

      The Company is determining what changes, if any, need to be made to its existing Property and Salary Allocation and Expense Allocation Agreements with GMI and an affiliate to comply with the Prohibition on Personal Loans Section of the Sarbanes-Oxley Act. Such determination is currently being undertaken with advice of Company counsel (See Note 13).

NOTE 12 -- DEFERRED REVENUE

      During 1994 and 1995, the Company received advances aggregating $1,000,000 and $3,000,000, respectively, relating to two ten-year distribution agreements for the Company's magazines. These advances are being recognized as revenue on a straight-line basis over the term of the related contracts.

      During 1999, the Company received a non-recoupable advance of $900,000, relating to a seven-year licensing agreements for domestic sales of the Company's digital video disc ("DVD") versions of its video products. This advance is being recognized as revenue on a straight-line basis over the term of the agreement.

      During 2000, the Company received a recoupable advance in the amount of $500,000 as an incentive to sign a seven-year licensing agreement with a distributor covering foreign distribution of the DVD versions of the Company's video products and worldwide distribution of the videocassette versions of the Company's video products. This advance was recognized as revenue as the Company's products were sold through the distributor during 2000 and 2001.

NOTE 13 -- RELATED PARTIES

      The Company has a Property and Salary Allocation Agreement (the "Agreement") with GMI and an affiliate of GMI, pursuant to which the Company is charged for the cost of utilizing facilities owned by GMI and an affiliate of GMI. The charges are based upon an estimate of the portion of such facilities used by the Company, as defined.

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 13 - (CONTINUED)

      The Agreement also provides that the Company is charged for a portion of the compensation of the Chairman of the Board of the Company, which is paid by GMI. The amount of salary charged to the Company is based upon an estimate of the time devoted to Company matters.

      The Company also has an Expense Allocation Agreement (the "Expense Agreement") with GMI and its subsidiaries, which requires the Company to pay certain shared common indirect expenses. Under the Expense Agreement, GMI and its subsidiaries are required to reimburse the Company, within 60 days after each quarter-end, for any payments made by the Company on their behalf. In light of the changes to the Indenture made in connection with the refinancing, which had the effect of permitting an increase in amounts which may be due from affiliates, the Company intends to amend the Agreement in the near future. The amount of shared common indirect expenses charged to GMI and its subsidiaries is based upon factors determined by management of the Company to be appropriate for the particular item, including relative time commitments, relative number of employees and square footage of space occupied. The amount receivable under the Property and Salary Allocation Agreement and the Expense Allocation Agreement, which is non-interest bearing, at December 31, 2001 and 2002 was $3,805,000 and $1,284,000 (net), respectively. In 2001 and
      2002, the Company established a reserve of $800,000 and $1,000,000, respectively, against an amount due from GMI and its subsidiaries as collectibility is not fully assured.

      Included in the accompanying statements of operations are expenses for the use of facilities owned by affiliated companies of $540,000, $571,000 and $550,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

      Included in selling, general and administrative expenses are $1,666,000, $1,101,000 and $140,000 of allocated expenses for the years ended December 31, 2000, 2001 and 2002, respectively. These amounts represent compensation charges from GMI, net of charges to GMI for shared expenses by the Company.

      The Company has an unsecured loan receivable in the amount of $1,086,000 from an entity which is owned by GMI's principal shareholder, which amount has been fully reserved at December 31, 2001 and 2002 as collectibility is not assured.

      In October 1997, GMI's principal shareholder was granted a loan in the amount of $1,200,000 from NTS, a company that had simultaneously entered into an agreement with the Company to provide services for the Company's pay-per-call business. Upon the refinancing of the Company's Senior Secured Notes in March 2001, the principal shareholder defaulted on the repayment which resulted in NTS applying monies due the Company from its pay-per-call business towards the repayment of this loan. At December 31, 2002, the loan balance was approximately $435,000.

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 13 (CONTINUED)

      At December 31, 2001, the Company had a $1,000,000 loan receivable from GMI's principal shareholder, pursuant to a promissory note, which was repaid in 2002.

      At December 31, 2002, the Company had $418,000 of receivables from KC Publishing, Inc., a company owned by a former President and Chief Operating Officer of the Company. The Company has established a full reserve against these receivables as collectibility is not assured.

NOTE 14 -- SEGMENT INFORMATION

      The Company is currently engaged in activities in three industry segments: publishing, online and entertainment. The publishing segment of the Company is engaged in the publication of Penthouse magazine and four affiliate magazines (the "Affiliate Publications" and, together with Penthouse magazine, the "Men's Magazines"), and the licensing of the Company's trademarks to publishers in foreign countries, for use on various consumer products and services, and, starting in 2002, for use in the operation of adult entertainment clubs. From December 1999 to October 2000, the Company also published Mind and Muscle Power Magazine. The online segment is engaged in the sale of memberships to the Company's Internet site (the "Internet Site"), the sale of advertising banners posted on the Internet Site and, starting in 2001, the sale of adult-oriented consumer products through the Company's online store. The entertainment segment of the Company provides a number of adult-oriented entertainment products and services, including pay-per-call telephone lines, digital video discs ("DVD's"), videocassettes and pay-per-view programming.

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 14 (CONTINUED)


                                                                                CORPORATE
                                                                                   AND
                                                                               RECONCILING
                                PUBLISHING        ONLINE      ENTERTAINMENT       ITEMS        CONSOLIDATED
                                ----------        ------      -------------       -----        ------------

                                                               (IN THOUSANDS)
2002

  REVENUES FROM CUSTOMERS:

  CIRCULATION                   $   36,548                                                   $    36,548
  ADVERTISING                        7,289                                                         7,289
  ONLINE                                        $    7,252                                         7,252
  ENTERTAINMENT                                                 $    1,634                         1,634
  OTHER                              1,115                                                         1,115
                                    ------           ------         ------                       -------
  TOTAL REVENUES FROM CUSTOMERS     44,952            7,252          1,634                        53,838
 DEPRECIATION AND
   AMORTIZATION                       448               70               5                           523
 INCOME (LOSS) FROM
   OPERATIONS                      13,308            4,094             718       (10,298)          7,822
 GAIN ON SALE OF LIFE
   INSURANCE POLICIES                                                                811             811
 GAIN ON SALE OF WORK
   OF ART                                                                            144             144
 INTEREST EXPENSE                      215                                         7,043           7,258
 INTEREST INCOME                         5                                            62              67
 SEGMENT PROFIT (LOSS)
   BEFORE INCOME TAXES              13,098           4,094             718       (16,324)          1,586
 SEGMENT ASSETS                      9,509             116             460         5,418          15,503
 CAPITAL EXPENDITURES                    8                                                             8
2001
 Total Revenues from
   customers                    $   49,884      $    9,827      $    2,893                   $    62,604
 Depreciation and
   amortization                        502              82              16                           600
 Income (loss) from
   operations                       13,529           5,870           1,212       (13,284)          7,327
  Debt restructuring
   expenses                                                                        9,579           9,579
 Interest expense                      356                                         7,647           8,003
 Interest income                                                                     289             289
 Segment profit (loss)
   before income taxes              13,173           5,870           1,212       (30,221)         (9,966)
 Segment assets                     12,341             237           1,056        12,152          25,786
 Capital expenditures                   74              56                                          130

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 14 (CONTINUED)

                                                                                     CORPORATE
                                                                                        AND
                                                                                     RECONCILING
                                  PUBLISHING        ONLINE        ENTERTAINMENT        ITEMS          CONSOLIDATED
                                  ----------        ------        -------------        -----          ------------
                                                                  (IN THOUSANDS)
2000
   Total Revenues
    from customers                  56,217          12,840            3,287                              72,344
   Depreciation and
    amortization                       602              76               36                                 714
   Income (loss) from
    operations                      14,424           8,082            1,806           (12,475)           11,837
   Interest expense                    461                                              6,404             6,865
   Interest income                                                                        495               495
   Segment profit
     (loss) before
    income taxes                    13,963           8,082            1,806           (18,384)            5,467
   Extraordinary
     gain, net of
    income taxes                                                                          571               571
   Segment assets                   17,537             216            1,112            13,947            32,812
   Capital
    expenditures                       153              79                                                  232



The Corporate and reconciling items column represents corporate administrative expenses such as executive, human resources, finance and accounting, management information systems, costs related to the operation of the corporate and executive offices, interest expense, interest income, gain on sale of officers life insurance policies and gain on sale of works of art (in 2002), debt restructuring expenses (in 2001) and extraordinary gains, net of income taxes (in 2000), resulting in the segment profit (loss) shown. Corporate and reconciling items included in segment assets include all cash, deferred debt issuance costs, loan to shareholder and loan to affiliated company.

The market for the Company's products is worldwide; however 82% of the Company's revenue is derived from U.S.-based sources.

NOTE 15 - IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      Certain provisions of The Emerging Issues Task Force pronouncement EITF 01-9, " Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)", are effective for fiscal periods beginning after December 15, 2001. The Task Force reached a consensus that consideration from a vendor to a reseller of the vendor's products is presumed to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. Beginning January 2002 the Company adopted this policy as it relates to retail display allowances. Retail display allowances had been included in selling, general and administrative expenses prior to the adoption of this policy. The effect on the Company of the adoption of the policy is a reduction of newsstand revenue and an equivalent reduction in selling, general and administrative expenses of $3,002,000 for the year ended December 31, 2002. The net revenue and selling, general and administrative expenses for the year ended December 31, 2001and 2000 have been reduced by $2,829,000 and $3,657,000, respectively, to conform to the December 31, 2002 presentation.

                      General Media, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

                        December 31, 2000, 2001 and 2002

NOTE 15 (CONTINUED)

      In April 2002, the FASB issued SFAS 145, which rescinded certain prior FASB statements, amended a FASB statement and made technical corrections to a number of prior pronouncements. This statement is effective for fiscal years beginning after May 15, 2002. The Company does not believe that this statement will have a material effect on the Company's financial statements.

      In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe that this statement will have a material effect on the Company's financial statements.

      In October 2002, the FASB issued SFAS 147, "Acquisitions of Certain Financial Institutions". This statement is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The Company does not believe that this statement will have a material effect on the Company's financial statements.

      In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". The statement amends SFAS 123, "Accounting for Stock-Based Compensation", and is effective for fiscal years ending after December 15, 2002. The Company does not believe that this statement will have a material effect on the Company's financial statements.

                         REPORT OF AUDITORS ON SCHEDULE

Board of Directors and Stockholders
    GENERAL MEDIA, INC.

In connection with our audit of the consolidated financial statements of General Media, Inc. and subsidiaries, referred to in our report dated March 21, 2003, April 7, 2003 with respect to Note 5, we have also audited Schedule II as of and for the year ended December 31, 2002. In our opinion, this schedule presents fairly, in all material respects, the information set forth therein.

EISNER LLP

New York, New York
March 21, 2003

                         REPORT OF INDEPENDENT CERTIFIED
                         PUBLIC ACCOUNTANTS ON SCHEDULE

Board of Directors
    GENERAL MEDIA, INC. AND SUBSIDIARIES

In connection with our audit of the consolidated financial statements of General Media, Inc. and Subsidiaries, referred to in our report dated March 8, 2002, we have also audited Schedule II as of December 31, 2000 and 2001, and for each of the two years in the period ended December 31, 2001. In our opinion, this schedule presents fairly, in all material respects, the information set forth therein.

GRANT THORNTON LLP

New York, New York
March 8, 2002

                      General Media, Inc. and Subsidiaries

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                  Years ended December 31, 2002, 2001 and 2000
                             (amounts in thousands)

                             COLUMN A                           COLUMN B              COLUMN C             COLUMN D       COLUMN E
-----------------------------------------------------------   ----------    -------------------------    ------------    ----------
                                                                                     ADDITIONS
                                                                            -------------------------
                                                                                           CHARGED TO
                                                              BALANCE AT    CHARGED TO        OTHER                      BALANCE AT
                                                              BEGINNING      COSTS AND     ACCOUNTS -    DEDUCTIONS -      END OF
                           DESCRIPTION                         OF YEAR       EXPENSES       DESCRIBE       DESCRIBE         YEAR
-----------------------------------------------------------   ----------    ----------     ----------    ------------    ----------
YEAR ENDED DECEMBER 31, 2002

 ALLOWANCE FOR DOUBTFUL ACCOUNTS                               $   1,852     $     288                    $   355(A)      $   1,785

 ALLOWANCE FOR INTERCOMPANY AND RELATED PARTY NOTES            $   1,886     $     200                    $    --         $   2,086

Year ended December 31, 2001
 Allowance for doubtful accounts                               $   1,301     $     943                    $   392(a)      $   1,852

 Allowance for intercompany and related party notes            $      --     $   1,886                    $    --         $   1,886

Year ended December 31, 2000
 Allowance for doubtful accounts                               $   1,122     $     427                    $   248(a)      $   1,301

   (a)    Accounts written off, net of recoveries.

                                  EXHIBIT INDEX

                                                                               INCORPORATED BY REFERENCE
                                                                       -----------------------------------------
 EXHIBIT                                                                                     FILING      EXHIBIT      FILED
   NO.                             EXHIBIT                             FORM    FILE NO.       DATE         NO.       HEREWITH
---------  ---------------------------------------------------------   ----    ---------     -------     -------     --------
  3.1      By-Laws of the Registrant                                    S-4     33-76716     3-22-94       3.2

  3.2      Amended and Restated Certificate of                         10-K     33-76716     4-02-01       3.3
           Incorporation of the Registrant, filed with the
           Secretary of State of Delaware on March 29, 2001

  4.1      Indenture, dated as of December 21, 1993,                    S-4     33-76716     3-22-94       4.2
           between the Registrant and IBJ Schroder Bank &
           Trust Company, as trustee ("Trustee"),
           containing as exhibits, specimens of Series A
           Notes and Series B Notes

  4.2      Security Agreement, dated December 21, 1993,                 S-4     33-76716     3-22-94       4.4
           between the Registrant and Trustee

  4.3      Pledge Agreement, dated December 21, 1993,                   S-4     33-76716     3-22-94       4.5
           between the Registrant and Trustee

  4.4      Copyright Security Agreement, dated December 21,             S-4     33-76716     3-22-94       4.6
           1993, between the Registrant and Trustee

  4.5      Trademark Security Agreement, dated December 21,             S-4     33-76716     3-22-94       4.7
           1993, between the Registrant and Trustee

                                                                               INCORPORATED BY REFERENCE
                                                                       ------------------------------------------
 EXHIBIT                                                                                       FILING      EXHIBIT      FILED
   NO.                             EXHIBIT                             FORM       FILE NO.       DATE        NO.       HEREWITH
---------  ------------------------------------------------------    ------      ---------     -------     -------     --------
 4.6       First Supplemental Indenture, dated May 19,                 10-K       33-76716     4-02-01       4.7
           1999, among the Registrant, each of the
           Subsidiary Guarantors and IBJ Whitehall Bank &
           Trust as trustee

 4.7       Second Supplemental Indenture, dated March, 29,             10-K       33-76716     4-02-01       4.8
           2001, among the Registrant, each of the
           Subsidiary Guarantors and The Bank of New York,
           as trustee, containing as exhibits, specimens of
           Series C Notes

 4.8       Registration Rights Agreement, dated as of March            10-K       33-76716     4-02-01       4.9
           29, 2001, between the Registrant and the holders
           of the Registrant's Class A Preferred Stock

 4.9       Amendment To Security Agreement, dated as of                10-K       33-76716     4-02-01      4.10
           March 29, 2001, among the Registrant, each of the
           Subsidiary Grantors and The Bank of New York, as
           collateral agent

 4.10      Third Supplemental Indenture, dated August 1,               10-Q       33-76716     8-14-02     10.18
           2002, among the Registrant, each of the
           Subsidiary Guarantors and The Bank of New York,
           as trustee,

 4.11      Fourth Supplemental Indenture, dated November 12,         10-KSB      333-83448     2-13-03      6.11
           2002, among the Registrant, each of the
           Subsidiary Guarantors and The Bank of New York,
           as trustee

 4.12      Instrument of Resignation, Appointment and                10-KSB      333-83448     2-13-03      6.12
           Acceptance among the Registrant, the Subsidiary
           Guarantors, the Subsidiary Grantors, the
           Subsidiary Pledgors, The Bank of New York and
           HSBC Bank USA

                                                                                INCORPORATED BY REFERENCE
                                                                       ------------------------------------------
 EXHIBIT                                                                                       FILING      EXHIBIT      FILED
   NO.                             EXHIBIT                             FORM       FILE NO.       DATE        NO.       HEREWITH
---------  ------------------------------------------------------    ------      ---------     -------     -------     --------
+10.1       Distribution Agreement, dated                               S-4       33-76716     3-22-94       10.1
            September 19, 1977, among
            Curtis Circulation Company,
            Penthouse International,
            Ltd., Forum International,
            Ltd., Viva International,
            Ltd., Penthouse Photo World,
            Ltd. and Penthouse Poster
            Press, Ltd.; Amendment No. 1,
            undated; Amendment No. 2,
            dated September 8, 1982;
            Amendment No. 3, dated March
            18, 1985; and Amendment No.
            4, dated February 1, 1986

10.2        Properties and Salary                                       S-4       33-76716     3-22-94       10.8
            Allocation Agreement, dated
            December 21, 1993, among the
            Registrant, GMI and Locusts
            on the Hudson River Corp.

10.3        Expense Allocation Agreement,                               S-4       33-76716     3-22-94       10.9
            dated December 21, 1993,
            among the Registrant, GMI and
            the Other GMI Subsidiaries

10.4        Tax Sharing and                                             S-4       33-76716     3-22-94      10.10
            Indemnification Agreement, dated
            December 21, 1993, among the
            Registrant, GMI and the Other
            GMI Subsidiaries

10.5        Agreement of Lease Between                                 10-Q       33-76716    11-13-98       10.2
            M393 Associates LLC and the
            Registrant

10.6        Amendment to Distribution                                  10-K       33-76716     3-28-02      10.15
            Agreement, dated November 8,
            1995, among Curtis
            Circulation Company,
            Penthouse International,
            Ltd., Forum International,
            Ltd., Four Wheeler
            Publishing, Ltd., Penthouse
            Letters, Ltd., Omni
            Publications International,
            Ltd., Variations
            International, Ltd., Girls of
            Penthouse Publications, Inc.,
            Longevity International,
            Ltd., Hot Talk Publications,
            Ltd., Stock Car Racing
            Publications, Ltd., Super
            Stock and Drag Racing
            Illustrated Publishing, Ltd.,
            and Open Wheel Publishing,
            Ltd.

                                                                               INCORPORATED BY REFERENCE
                                                                       ------------------------------------------
 EXHIBIT                                                                                       FILING      EXHIBIT      FILED
   NO.                             EXHIBIT                             FORM       FILE NO.       DATE        NO.       HEREWITH
---------  ------------------------------------------------------    ------      ---------     -------     -------     --------
+10.7        Printing Contract, dated                                 10-K        33-76716     3-28-02     10.16
             October 12, 2001, between
             Quebecor World, Inc. and
             General Media Communications,
             Inc. (to print Penthouse,
             Girls of Penthouse and
             Penthouse Letters)

++10.8       Printing Contract, effective                             10-K        33-76716     3-28-02     10.17
             as of January 1, 2001,
             between Transcontinental
             Printing and General Media
             Communications, Inc. (to
             print Penthouse - Canadian
             Version, Forum, Variations,
             Forum and Variations
             Specials)

++10.18      Circulation Subscription                                                                                      (X)
             Fulfillment Services
             Agreement, dated October 1, 2002, between
             Palm Coast Data, LLC and
             General Media Communications, Inc.

   12.1      Computation of ratio of                                                                                       (X)
             earnings to fixed charges

   16.1      Letter from Grant Thorton LLP                             8-K        33-76716     1-28-03         1
             to the Securities and
             Exchange Commission dated
             January 27, 2003

   21.1      Subsidiaries of the Registrant                                                                                (X)

   99.1      Certifications Pursuant to 18                                                                                 (X)
             U.S.C. Section 1350, As
             Adopted Pursuant to Section
             906 of the Sarbanes-Oxley Act
             of 2002

--------------------------
+ Confidential treatment has been granted with respect to certain information contained in this exhibit.

++ Confidential treatment has been requested with respect to certain information contained in this exhibit.

PALM COAST DATA, LLC                                                    CONTRACT

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE REDACTED INFORMATION ON PAGES 2 AND 3, AND EXHIBIT A PAGES 2,3,4,5,6,8 AND 9.

                                                                   EXHIBIT 10.18

                            CIRCULATION SUBSCRIPTION
                         FULFILLMENT SERVICES AGREEMENT

AGREEMENT dated as of October 1, 2002, between Palm Coast Data, LLC, and General Media Communications, Inc., ("Client").

WHEREAS, PCD is in the business of providing circulation subscription fulfillment services ("Services")

WHEREAS, the Client publishes the periodicals identified next to their Publisher' names on Appendix I hereto (singly a "Magazine"; collectively the "Magazines") and desires to retain PCD to provide services for the Magazines upon the terms and conditions hereinafter set forth:

NOW, THEREFORE, it is agreed by and between the parties hereto as follows:

      1. Services to be Provided by PCD (a) Client hereby retains PCD as its exclusive source during the term of this Agreement for Services for the Magazines. The specific services PCD will perform are set forth in Exhibit A attached hereto and made part hereof. PCD shall notify Client without prior request of any new statistical programs and services generally available to its customers, which are created or become generally available for use during the Term of this Agreement. All services to be performed by PCD hereunder will be performed or made available in accordance with schedules established by PCD in order to maintain such service in their normal and proper relationship to the Basic Fulfillment Services designated as such in EXHIBIT A.

            (b) Additional Services. In the event Client desires PCD to perform Services in addition to those specified in Exhibit A, Client and PCD, prior to their performance, shall negotiate in good faith with regard to the nature and extent of and compensation for such additional services.

            (c) Client Supplied Materials. Client shall deliver to PCD, at Client's sole cost and expense, such subscription, promotion, circulation, billing, correspondence, back issues and other materials and information (herein called "Materials") as PCD shall reasonably request as necessary for PCD to perform its services hereunder. Materials furnished by Client shall meet optical scanning computer addressing, mechanical inserting and other specifications furnished in writing by PCD to Client.

            (d) Storage of Materials. PCD will provide, without charge, sufficient warehouse storage space at its facility in Palm Coast, Florida, to house approximately a three-month supply of Materials for use by PCD on Client's behalf pursuant to this Agreement. PCD shall maintain inventory records, recommend reordering of items in short supply, periodically report to Client on inventory status and if requested by Client perform a year-end inventory.


10/1/2002             GENERAL MEDIA COMMUNICATIONS, INC.                      1

PALM COAST DATA, LLC                                                    CONTRACT

      2. Term. The Initial Term of this Agreement shall commence on the date of this Agreement first written above and shall continue for a period of three years unless thereafter sooner terminated as provided elsewhere in this Agreement. Upon expiration of the Initial Term, this Agreement thereafter shall remain in full force and effect for successive one-year terms ("Renewal Terms") unless terminated as provided elsewhere in this Agreement or by either party by written notice given as provided in Section 14 below not less than four (4) months prior to the end of the Initial Term or four (4) months prior to the end of any Renewal Term thereafter.

      3. Prices and Terms of Payment (a) PCD shall charge and invoice Client for services performed and materials provided by PCD as set forth in Exhibit A hereto upon completion of these services in accordance with the prices and rates set forth in Exhibit A. Any special services performed during the month shall be included at prices determined in accordance with Section 1(b) above.

            (b) Third-Party Materials. All printed Materials which are provided by PCD, either directly or from third party suppliers or services provided by third party suppliers, shall be invoiced to Client monthly at PCD's cost plus [*]%. As set forth in Exhibit A, items such as post cards, postage, shipping costs and containers shall be charged to Client at cost.

            (c) Billing. Client shall be invoiced by PCD separately for each Magazine during the first week of each calendar month for Services provided during the preceding calendar month. All charges invoiced, other than those on which there is a valid dispute, rendered hereunder shall be payable upon receipt. Client is responsible for paying within thirty days any and all undisputed charges. Any such charge or invoice not paid within days of receipt date shall be considered overdue and accrue interest thereon at the rate of [*]% per month or the highest rate permitted by law, if less, until the time of payment of said charge or invoice, at which time said interest shall also be paid. Both parties shall negotiate in good faith to resolve any and all disputes. This provision is in addition to any other remedies that PCD may have for failure of the Client to make timely payment of its invoice.

            (d) Postage. Client agrees to furnish and pay all charges in respect of its own postage meters and to maintain its own First Class, Third Class, Business Reply and postage deposit accounts with the United States Postal Service in Palm Coast, Florida. Client further agrees to keep on deposit with PCD an amount equal to the estimated postage on mailings to be made by PCD for Client where postage is to be paid to the Post Office at the time of the mailings, and to maintain such deposit at a level, which will cover such estimated postage for a six-week period. Client understands that failure to maintain such estimated postage at this minimum level will result in delayed mailings. Client authorizes PCD to make deposits of these funds into Client's Business Reply, Postage Due, and Permit accounts; and to request refunds from the Post Office, if necessary, to recover excess funds deposited into these accounts by PCD. PCD will submit a Postage Reconciliation Report weekly to the Client, and Client agrees to pay upon receipt of such Reconciliation, amounts necessary to replenish such account.

[*] CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

10/1/2002             GENERAL MEDIA COMMUNICATIONS, INC.                      2

PALM COAST DATA, LLC                                                    CONTRACT


            (e) CPI Increase. The prices set forth in this Agreement shall be increased or decreased as follows:

                  (i) "CPI" shall mean the official "Consumer Price Index" of the Bureau of Labor Statistics of the U.S. Department of Labor, all urban consumers, 1982-84=100; and shall be the CPI for the 3rd month prior to the anniversary date of this Agreement, including any renewal terms.

                  (ii) On each one-year anniversary of the Effective Date of this agreement during the term of this Agreement, including renewal terms, the prices for each succeeding year shall be adjusted upwards or downwards, not to exceed [*]% in any one adjustment, as follows:

            New Price = Old Price x (1+ the annual percentage change in CPI)
                                                     100

                  (iii) If the Department of Labor should discontinue
            publication of the Index, then such other Index as may be published by the Department of Labor, or any other nationally recognized publisher of similar statistical information, which most approximates the discontinued Index, shall be substituted by PCD for the discontinued Index.

            (f) In the case of an increase in the Federal Minimum Wage rate over the rate in effect as of the date of this Agreement, the prices set forth in this Agreement shall be increased by [*] percent for each [*] per hour increase (or pro rata for any increase or portion of [*] thereof). Such increase shall become effective with the first invoice submitted to Client for services performed (i) in the following January, if the increase is effective on or between January 1-September 30, and (ii) in the following July, if the increase is effective on or between October 1-December 31, and shall apply to all prices covered under this Agreement attributable to persons earning the minimum wage, satisfactory proof of which shall be supplied to Client upon request.

      4. Client's Property (a) (i) Ownership of Materials; Duplicate Copies; Liability. PCD acknowledges that all master tapes produced by it containing Client's customer data, and all back issues, promotional material, invoices, stationery and forms provided by Client are and remain the property of Client.

                  (ii) In addition to any other security measures provided for in this Agreement, and provided that Client is not in default of payment of any undisputed invoices or portions thereof, PCD undertakes to supply to Client upon request, a duplicate tape of the master list delivered within seven (7) days of Client's written request to PCD. Client agrees that this file will only be used for back up purposes and Client will not use this file for any other purpose whatsoever. In the event Client breaches this provision and uses this backup file



[*] CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.


10/1/2002             GENERAL MEDIA COMMUNICATIONS, INC.                      3

PALM COAST DATA, LLC                                                    CONTRACT

            for List Rental purposes, PCD shall have the right to adjust the pricing for List Rental services as set forth in Exhibit A.

                  (iii) PCD shall be liable to Client for the destruction or damage of any tapes and other mechanical data maintained at its facilities, which is the property of Client however caused (except for Force Majeure), such liability to be limited to the reproduction, duplication or replacement of such materials by PCD.

                  (iv) PCD shall be liable for the loss, destruction or damage of promotional material, back issues, invoices, stationery, forms and the like stored at PCD's facilities with the provision that a two (2) percent (2%) spoilage factor will be allowed to PCD on all stock components except forms, where 5% will be allowed.

                  (v) PCD shall be liable to Client for the malfeasance of any
            PCD employee in relation to Client's "refund account." PCD's liability hereunder shall be limited to the amount actually lost or taken by PCD's employee.

               (b) All computer programs and data processing systems, as well as all other equipment, systems, procedures and supplies utilized by PCD in performing services hereunder shall be the exclusive property of PCD.

      5. Client Cooperation. Client agrees that in order to enable PCD to meet the time schedule for the Services to be furnished under this Agreement, it will, sufficiently in advance of each such time schedule, furnish to PCD the postage deposits specified in Section 4 (d) and any necessary materials and information, and extend all other cooperation to PCD. PCD's obligation to comply with each such time schedule is contingent in each instance upon Client's compliance with the obligation specified in the preceding sentence.

      6. PCD'S Liability In the event of a breach by PCD of (i) its duties with respect to confidentiality under Section 13 (a), its liability shall be limited to the maximum dollar amount provided under Section 13 (a) (ii) hereof; (ii) any of its other undertakings or obligations hereunder, its liability shall be limited to twice the amount of charges paid to PCD for the particular Services in connection with which the breach occurred, up to a maximum dollar amount equal to one month's charges (averaged over the most recent 12 month period) payable under Section 3 hereof by Client. In no event shall PCD be liable for any consequential damages, including by way of illustration, loss of income or profits, nor shall it be liable for any loss or damage caused by, or relating to, a failure to the Client to perform its obligations hereunder.

      7. Trade Usage. All trade and technical words and terms used in this Agreement shall be deemed to have the meaning established by trade usage in the business of magazine subscription fulfillment or in the operation of computers, as the case may be, except as otherwise defined herein.


10/1/2002             GENERAL MEDIA COMMUNICATIONS, INC.                      4

PALM COAST DATA, LLC                                                    CONTRACT


      8. Force Majeure. (a) Defined "Force Majeure" is hereby defined to be (1) an occurrence preventing performance by PCD of its agreed-upon services herein which is not within the reasonable control of PCD and strikes, fires, earthquakes, floods, tornadoes and other Acts of God, war or outbreak of hostilities, acts of Federal, State or local governments or any agency thereof, public emergency, equipment or machinery breakdowns occurring despite PCD's due care, and delays of carriers or suppliers; or (2) an event not within Client's reasonable control (including any of the above) preventing specified performance of Client's part (excluding performance by Client of an obligation to make a payment but including acts or omissions affecting the mechanics of payment).

            (b) Notice. PCD shall give Client and Client shall give PCD, promptly notice of any Force Majeure event. Upon such event, PCD shall as promptly as reasonably practicable (a) give telephone notice to Client, stating the nature, cause and extent of such event and PCD's best estimate of when operations may resume, and (b) confirm such notice in writing mailed not more than three (3) business day after the telephone call is made. Client shall provide telephone notice by the next business day following such occurrences, stating the nature thereof and Client's best estimate of its duration.

            (c) Client's Rights. (a) An event of Force Majeure preventing PCD's performance shall not be deemed a breach of this Agreement. Upon receiving notice as above provided or by any other means of an occurrence of Force Majeure, Client, within five (5) business days after notice, shall have the right in its sole discretion, provided that the occurrence and/or cessation of work is continuing at the time such option is exercised, to:

               (i) Promptly contract with another fulfillment service for interim fulfillment service for a period of up to sixty (60) days (the "Interim Period"). If this option is exercised, it is agreed that the operation if this Agreement is not terminated, but only suspended for such Interim Period, provided that PCD renders all possible assistance to facilitate the interim transition. If during the Interim Period PCD notifies the Client that the occurrence or cessation of work has ceased, Client will return the work to PCD with all feasible promptness. Upon the expiration of the Interim Period, provided notice has not been given of the cessation of the condition or occurrence causing the delay or prevention of work, Client may exercise the option set forth in "(ii)" below.

               (ii) Terminate this Agreement effective thirty (30) days after notice whereupon all the obligations, rights and liabilities of the parties hereto shall cease and determine except those specifically designated as surviving this Agreement.

            (b) PCD's Rights. An event of Force Majeure preventing Client's performance shall not be deemed a breach of this Agreement, but Client's obligations to perform shall be suspended, provided, that if performance is prevented continuously for sixty (60) days, PCD shall thereupon have the right to terminate this Agreement and all obligations of the parties to each other shall cease and determine, except those specifically designated as surviving this Agreement.


10/1/2002             GENERAL MEDIA COMMUNICATIONS, INC.                      5

PALM COAST DATA, LLC                                                    CONTRACT


      9. Termination and Rights on Termination. Rights on Termination. (a) Upon termination or expiration of this Agreement for any reason PCD shall, within fourteen (14) days after the effective date of such termination, provide Client with all Client's property, the contents of the Magazines' master files, on tape, together with file layout, narrative documentation (code descriptions), appropriate auxiliary files (i.e., old expire files), and old cancel file, provided that Client has made payment for all undisputed charges that have been rendered. PCD shall provide to the successor fulfillment service designated by Client a current master file for each Magazine, standard out-conversion procedures and a final set of balancing and control reports to balance the conversion, and in addition will fully cooperate in the conversion, and use its best efforts to effect an orderly conversion. In no event shall PCD be required to provide or disclose proprietary or confidential information of PCD, such as computer programs and databases, all of which are and shall remain the sole property of PCD. PCD's obligation to return Client's property and to provide a copy of the latest master tape and necessary out-conversion services shall survive termination of this Agreement for any reason. Upon termination for any reason or cause provided herein, this Agreement, and all duties and obligations of the parties of each other shall cease and terminate, except those specifically stated to survive this Agreement. Costs for services provided by PCD in any out-conversion process will be billed and paid by the Client in advance of the out-conversion due date.

            (b) Client's Rights to Terminate. Client shall have the right to immediately terminate this Agreement for any material breach by PCD of any of its obligations or undertakings hereunder which is not cured to Client's reasonable satisfaction--within fifteen (15) days for breach of obligation to deposit Client's funds and thirty (30) days for all other breaches-- of Client's written notice and demand to cure, provided they are not caused by Client's own act or omission, or an event of Force Majeure affecting PCD, and are continuing when notice is given. Upon exercise by Client, this right shall supersede all other inconsistent provisions of this Agreement, other than paragraph 10, and PCD shall immediately deliver to Client the tapes of the most recent master list, the materials set forth in paragraph 9 (a) above and any other records necessary for proper subscription fulfillment. A material breach shall include, but is not limited to:

                  (A). Failure to deliver labels of any Magazine within two (2)
            weeks of schedule.

                  (B) Failure to deposit Client's funds received in Client's accounts within 48 hours of receipt (excluding hours Client's Bank is not open for business).

                  (C) Failure to comply in any material respect with the
            provisions of Section 13 below ("Confidentiality").

            (c) Bankruptcy. Notwithstanding anything in this Agreement to the contrary, this Agreement shall automatically terminate upon the happening


10/1/2002             GENERAL MEDIA COMMUNICATIONS, INC.                      6

PALM COAST DATA, LLC                                                    CONTRACT


            of the following: the receivership; or voluntary or involuntary bankruptcy of either party hereto, or the event of institution of preceding therefore; or any assignment for the benefit of any party's creditors; or in the event any substantial part of any party's property is or becomes subject to any levy, seizure, assignment or sale for or by any creditor or governmental agency without being released or satisfied within ten (10) calendar days thereafter.

            (d) Termination of this Agreement shall be by written notice as provided in paragraph 12 below.

      10. PCD's Right to Suspend Performance. Notwithstanding anything in this Agreement to the contrary or any present or subsequent custom or course of dealing between the parties, PCD may suspend performance of any or all of its obligations under this Agreement, without impairing its other remedies, in the event Client's account is overdue, as stated in paragraph 3(c) above, or is otherwise in breach of a material obligation to PCD hereunder. This provision shall survive termination of the Agreement.

      11. Discontinuance of Business. If PCD shall discontinue the business of Magazine Subscription Fulfillment, or if Client shall discontinue the publication of any of its Magazines, then the party discontinuing such business or Magazine(s) shall be relieved from its obligations hereunder (other than Client's obligation for payment for services or materials previously rendered or provided by PCD) with respect to such discontinued business or discontinued Magazines the sooner of sixty (60) days after written notice of its intention to so discontinue is delivered to the other party, or the actual date of such discontinuance. In the case of discontinued Magazine(s), this contract shall remain in full force and effect as to all non-discontinued Magazines; however, PCD shall have the right to increase the prices set forth in Exhibit A accordingly.

      12. Notice. All notices hereunder shall be given in writing and shall be deemed given when personally delivered, or mailed -- postage paid, Certified or Registered Mail/Return Receipt Requested -- to the addresses set forth below (which may be changed upon notice thereof in accordance with the provisions hereof):

            If to PCD:      Palm Coast Data, LLC
                            11 Commerce Boulevard
                            Palm Coast, FL 32137
                            Attn:  President

            If to Client:   General Media International, Inc.
                            1965 Broadway
                            New York, NY  10023
                            Att:  President


                            With copies to:


10/1/2002             GENERAL MEDIA COMMUNICATIONS, INC.                      7

PALM COAST DATA, LLC                                                    CONTRACT


                            Vice President, Circulation
                                       And
                            Legal Department
                            Att:  Associate Counsel

      13. Confidentiality And Security. (a) Confidentiality. All tapes, forms, data and any other material relating to Client, in whatever form, in PCD's possession or control, as well as all information about Client's operations, finances, business, or activities, of whatever nature and however obtained from Client or transmitted to PCD by Client, ("Confidential Information") are Client's property and shall be held in the strictest confidence by PCD.

               (i) No such Confidential Information shall be disclosed to any third party without authorization in writing from an officer or the circulation director of Client, on a form to be provided by Client, except for disclosures made in accordance with the terms of this Agreement or in accordance with Client's instructions, disclosure of information which is already publicly available, disclosure through no wrongful act of PCD, and disclosure compelled by law.

               (ii) Notwithstanding any other provisions herein, because of the highly sensitive and unique nature of Confidential Information and the irreparable damage to Client's business that unauthorized disclosure may have, Client shall be entitled to injunctive relief for any breach of this Paragraph
(a). In addition, upon a breach of its obligations under this Paragraph (a), PCD shall be liable for direct pecuniary damages suffered by Client, not to exceed, however, the sum of One Hundred Thousand ($100,000) Dollars during any year of this Agreement.

            (b) Security. PCD shall maintain at least one copy of the master list, as periodically updated, in a secure, fireproof off-site location, in addition to maintaining off-site back-up files, which shall be available to Client in the event of an occurrence of Force Majeure.

               (i) Additionally, PCD shall keep all on-site information, property and data under strict security in accordance with current standards and technology appropriate for safeguarding confidential data.

               (ii) PCD shall permit Client's representatives to inspect its security facilities and shall follow Client's reasonable suggestions for their improvement or modification.

               (iii) The provisions of this Section 13 and all remedies provided for herein shall survive termination of this Agreement.


10/1/2002             GENERAL MEDIA COMMUNICATIONS, INC.                      8

PALM COAST DATA, LLC                                                    CONTRACT

      14. Assignment. This Agreement shall not be assignable by either party, except:

            (a) PCD may assign this Agreement to any successor to the subscription fulfillment business of PCD without Client's consent, except that if the proposed successor is (i) any of the following four categories: A men's sophisticate; health/wellness; science, or automotive title (as such terms are generally understood in the magazine industry); or (ii) of a category into which any magazine acquired by Client subsequent to the execution and delivery of this Agreement may be classified. then Client shall have the right at its election to terminate this Agreement upon thirty (30) days written notice to PCD, and shall have all the rights on termination set forth in and subject to the conditions of paragraph 9(a) of this Agreement."; and

            (b) Client shall assign this Agreement, as to any Magazine, to any successor publisher of such Magazine which successor shall assume in writing all of Client's obligations hereunder. Client shall also have the right to assign this Agreement to any parent, subsidiary or affiliate of Client without PCD's consent.

      15. Improvements, Modifications, Etc. To facilitate improvement in the services to be provided hereunder, to keep the service attuned to changing needs and conditions and to meet unforeseen circumstances and changing economic or other conditions, PCD shall have the right to make changes in any of its methods and/or procedures whenever, in its opinion, such changes will tend to create a net improvement, or cause no impairment, in the services furnished to Client hereunder.

      16. New Magazines. (a) If a constituent entity ("Member") of Client or any of its affiliates or subsidiaries (the "Group") commences or acquires a consumer magazine with a subscription circulation, Client shall have the option to add such publication to the publications listed on Appendix I hereto subject to PCD's consent.

            (b) If Client declines to exercise the option provided for in subparagraph 16 (a) above, Client nevertheless agrees to cause the Member to negotiate in good faith with PCD, for PCD to provide the services set forth herein for such magazines, before discussing the same with any third party, provided that upon Client's notice of its desire to open such discussions and identification of the magazine and its paid subscription circulation, PCD indicates that it is ready, willing and able to provide the services set forth herein for such acquired magazine. Upon receipt of such notification Client shall negotiate in good faith with PCD and shall not during such negotiations enter into an agreement with any third party for such services on terms more favorable than those offered to the Member by PCD during the course of such negotiations. If an acquired publication is subject to any existing subscription fulfillment agreement such negotiations shall be directed toward an agreement to take effect upon termination of the existing agreement. Should such negotiations fail to produce a written agreement within thirty (30) days of Client's notice to open discussions, the Member shall be free to contact for fulfillment services with any third party.


10/1/2002             GENERAL MEDIA COMMUNICATIONS, INC.                      9

PALM COAST DATA, LLC                                                    CONTRACT


      17. General. (a) The parties recognize and agree that nothing in this Agreement shall be deemed to restrict PCD from performing services for any other entity.

            (b) Client shall establish a bank account in Palm Coast, Florida, in which PCD shall deposit funds received for the account of Client. Client shall be responsible for all expenses and assume all risks associated with the choice and use of its Bank; including any expenses incurred by PCD in order to comply with any requirements imposed by Client's Bank upon PCD for the deposit of Client's funds into said Bank.

            (c) This Agreement, together with the Appendices and Exhibits hereto, constitutes the entire Agreement between the parties with respect to the subject matter hereof as of the date hereof and supersedes all previous agreements, representations, proposals, discussions and understandings, whether written or oral, between the parties respecting the subject matter hereof. No modification, amendment, supplement to or waiver of this Agreement or any of its provisions shall be binding upon the parties hereto unless made in writing and duly signed by both parties.

            (d) A failure or delay of either party to this Agreement to enforce at any time any of the provisions of this Agreement, or to exercise any right or option which is herein provided, or to require at any time performance of any of the provisions hereof, shall in no way be construed to a waiver of such provision of this Agreement, and no waiver in any one instance shall be deemed a continuing or ongoing waiver.

            (e) The validity of this Agreement, the construction and enforcement of its terms, and the interpretation of the rights and duties of the parties shall be governed by the laws of the State of New York, excepting its conflicts of laws rules.

            (f) The relationship between PCD and Client is that of independent contractors and nothing herein contained shall be construed to constitute the parties as partners, joint ventures, or agents of one another.

            (g) Should either party institute legal suit or action to enforce any of the obligations contained herein, it is agreed that the jurisdiction and venue of such suit or action shall be in New York County, New York, and PCD expressly consents to Client's designation of the jurisdiction and venue of any such suit or action; and each party consents to the exercise of personal jurisdiction over it by the courts of the State of New York, both State and Federal, and to the acquisition of such personal jurisdiction by service of process upon it at the address and in the manner provided for notice in Section 12 by certified mail, return receipt requested.


10/1/2002             GENERAL MEDIA COMMUNICATIONS, INC.                      10

PALM COAST DATA, LLC                                                    CONTRACT


      IN WITNESS WHEREOF, the parties hereto, each acting with due and proper authority, have executed this Agreement as of the day, month and year first above written.



GENERAL MEDIA COMMUNICATIONS, INC.                  PALM COAST DATA, LLC

By:    /s/ R. Guccione                      By:     /s/ John F. Meneough
       ----------------------------------           ----------------------------
       (Authorized Signature)                       (Authorized Signature)

Name:  Robert Guccione                      Name:   John F. Meneough
       (Type of Print)                              (Type or Print)

Title: Chairman                             Title:  Pres
Date:  Oct. 22, `02                         Date:   10/28/02


By:    /s/ John D. Orlando
       ----------------------------------
       (Authorized Signature)

Name:  John D. Orlando
       ----------------------------------
Title:          President/COO

Date:           10/25/02
       ----------------------------------


10/1/2002             GENERAL MEDIA COMMUNICATIONS, INC.                      11

PALM COAST DATA LLC                EXHIBIT A                            CONTRACT



I.    'BASIC FULFILLMENT SERVICES

      A.    TRANSACTION PROCESSING, CASHIERING, AND ENTRY

            1. Receive, flash, and open incoming mail presorted by Post Office box numbers.

            2.    Deposit subscription money into Client bank account.

            3.    Receive and process agency subscriptions.

            4. Enter direct mail orders, renewals and invoice payments with scannable codeline, laser printed per PCD specifications.

            5. Enter and quality control all other basic fulfillment transactions.

      B.    MASTERFILE MAINTENANCE

            1. Maintain, in machine-readable format, subscription data necessary to both facilitate the fulfillment process and provide information for client's circulation, distribution, advertising and finance departments.

            2.    Update the Masterfile for the magazines weekly.

            3. Suspend service after the specified number of issues delivered.

            4. Cancel for non-payment (mass cancel) seven (7) months after entry of order.

            5. Maintain expired subscriptions for a period of six (6) months on the current Masterfile.

            6. Maintain the prior address of a change of address record for a period of up to twelve (12) months.

            7. Maintain a file of expired subscription records for a period of two (2) years.

            8. Maintain a file of bad debt subscription records for a period of one (1) year.

      C.    CUSTOMER SERVICE MAIL

            1. Search the Masterfile or other files required to satisfy subscriber inquiries.

            2.    Execute any necessary file adjustments.

      D.    MAILING LABEL PREPARATION

            1. Furnish to the printer 4-up East/West or 4-up North/South labels, magnetic tape or cartridge. Media will be supplied sufficiently in advance of the established mail date in accordance with the schedule mutually agreed to and selection criteria specified by Client.

            2. Provide to the printer supplemental labels selected weekly after the main issue labels.


9/30/2002                          GENERAL MEDIA                              1

PALM COAST DATA LLC                EXHIBIT A                            CONTRACT

      E.    RENEWAL PROMOTION

            1. Select and address regular renewal promotions by expire, effort, test code and source up to a total of nine efforts to be mailed by PCD.

      F.    INVOICING

            1. Select and address regular invoicing by bill group, effort, test code and source up to any number of efforts within a six-
                  (6) month period.


9/30/2002                          GENERAL MEDIA                              2

PALM COAST DATA LLC                EXHIBIT A                            CONTRACT


      G.    GIFT PROCESSING

            1. Select and address a total of four renewal forms to the donor, on a form not to exceed eleven (11) inches in length, listing names and addresses of all the recipients.

            2. Select and address a total of four invoice forms to the donor, on a form not to exceed eleven (11) inches in length, listing names and addresses of all the recipients.

            3. Maintaining the donor recipient relationship on the masterfile.

II.   PRICE OF BASIC FULFILLMENT SERVICE

      A.    LABEL RATE

            1. PCD will charge the following which will be billed prorata based on the frequency of each Magazine:

                               [*] PER NAME/YEAR

            This is an inclusive rate that covers all the basic services described above. Should the client elect to change its method of conducting business that impacts PCD's net income on the services listed below, PCD shall have the right to adjust the prices above to offset the lost profits. These services include, but are not limited to, presorts, barcoding, list rental fulfillment, USPS processing for labels, invoices and renewals and customer service functions.

      B.    LABEL PREPARATION

            1.    USPS presorts, palletization, reporting for active copies
                                                                           [*]/M

            2.    Address Standardization (Barcoding)                      [*]/M

            3.    Label splits for state, SCF, ZIP, last, next-to-last,      [*]
                  next-next-to-last

            Other label considerations including, but not limited to, processing outside vendor files, alternate delivery, co-mailing of multi-titles, demographic splits and others will be quoted upon request.

      C.    MAGNETIC MEDIA

            Tapes and cartridges used for the performance of Basic
            Fulfillment Services                                    [*]/tape/mo.



[*] CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.


9/30/2002                          GENERAL MEDIA                              3

PALM COAST DATA LLC                EXHIBIT A                            CONTRACT


III.  OTHER FULFILLMENT SERVICES

      A.    CUSTOMER SERVICE: TELEPHONE, WHITE MAIL AND EMAIL

            1.    Toll-free telephone set-up and line cost                   [*]

            2.    Primary call, first question/transaction            [*]   each

            3.    Additional question/transaction                            [*]

            4.    Gift Recipients                                     [*]   each

            5.    Email set-up                                       [*]/address

            6.    Email service                              [*] per transaction

            7.    Email Address Capture                                 [*]/each

            8.    Refund checks                                         [*] each

            9.    Write and mail gift cards to recipients               [*] each

            10.   Upsell Set-up (First Publication)                          [*]

            11.   Upsell Set-up (Each Additional Publication)            [*]/pub

            12.   Upsell                                                [*]/each

            13.   Credit Card Upsell                              [*]/each add'l

            14.   Monthly Upsell Minimum                          [*]/client/mo.

            15.   Cross Sell Set-up (First Publication)                      [*]

            16.   Cross Sell Set-up (Each Additional Publication)        [*]/pub

            17.   Cross Sell                                            [*]/each

            18.   Credit Card Cross Sell                                [*]/each

            19.   Gift Cross Sell Set-up Fee (First Publication)             [*]

            20.   Gift Cross Sell Set-up Fee (Each Additional Publication)
                                                                         [*]/pub

            21.   First Gift Recipient Entered                               [*]

            22.   Additional Gift Recipients Entered                    [*]/each

            23.   Credit Card Gift Cross Sell                           [*]/each

            24.   Monthly Cross Sell Minimum                          [*]/client

      B.    CREDIT CARD PROCESSING

            1.    Set-up with Processing Center                              [*]

            2.    Debits                                                [*] each

            3.    Credits                                               [*] each

      C.    MISCELLANEOUS KEYING

            1.    Key Voluntary cancels                                    [*]/M

            2.    Key names to Promotion File                      Special Quote

            3.    Key from directories or other sources            Special Quote

            4.    Key Sweeps Yes Responses                                   [*]

            5.    Key Sweeps No Responses (Identified)                  [*]/each

            6.    Key Sweeps No Responses (Unidentified)                [*]/each

            7.    Key Direct Mail No's (Identified/Scannable)              [*]/M

            8.    Key Direct Mail No's (Identified Non-Scannable)          [*]/M

            9.    Key Direct Mail No's (Unidentified)                      [*]/M

            10.   Cashier Solicited Declines (No entry)                    [*]/M

            11.   Key email Addresses                                   [*]/each

            12.   Key Demographic Responses                        [*]/keystroke



[*] CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.


9/30/2002                          GENERAL MEDIA                              4

PALM COAST DATA LLC                EXHIBIT A                            CONTRACT


      D.    FLASH COUNTS

            1.    Daily source key flash counts                            [*]/M

      E.    COMPS ON SEPARATE FILE                                   [*]/name/yr
            COMP TRANSACTIONS                                           [*]/each
            COMP LABELS                                                 [*]/each
            COMP REPORTS                                                 [*]/set

      F.    INTERNET SERVICES

            1.    Monthly maintenance fee per magazine                     [*]

            2.    Web form Design per page                                 [*]

            3.    Set-up email confirmation message*                       [*]

            4.    Email confirmation                                    [*]/each

            5.    Add new source key to order page*                        [*]

            6.    Order Processing                                      [*]/each

            7.    Process basic orders via Email message                [*] each

            8.    Set-Up Interactive Customer Service                    [*]/pub

            9.    Interactive Subscriber Customer Service               [*]/each

            10.   Changes to Interactive Customer Service          Special Quote

            11.   Broadcast invoices/renewals ($50 minimum)             [*]/each

            12.   Online Internet Reports Set-up                      [*]/client

            13.   Online Internet Reports Access                  [*]/client/mo.

            14.   Online Credit Card Processing Set-up Fee          [*]/merchant

            15.   Online Credit Card Processing Maintenance Support
                  Fee                                             [*]/client/mo.

            16.   Online Credit Card Processing                  [*]/transaction

      G.    SYSTEMS DEVELOPMENT

            1.    Programming (minimum 1 hour)                           [*]/hr.

            2.    Computer time (minimum 15 minutes)                     [*]/hr.

            3.    Laserprint programming (minimum 1 hour)                [*]/hr.

                  a.    Scan logos                                      [*] each

                  b.    Scan signatures                                 [*] each

      H.    CLERICAL LABOR                                               [*]/Hr.
            FAXING                                                      [*]/page
            COPYING                                                     [*]/page


9/30/2002                          GENERAL MEDIA                              5

[*] CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

PALM COAST DATA LLC                EXHIBIT A                            CONTRACT


IV.   ADDRESSING, INSERTING AND MAILING SERVICES

      A.    LASER PRINTING (2-UP FORMS)                                [*]/M Ft.

      B.    CHESHIRE ADDRESSING

            1.    Set-up                                                [*]/pkg.

            2.    Cheshire labeling                                        [*]/M

            3.    Pressure Sensitive labeling                              [*]/M

      C.    BURST AND TRIM

            1.    Set-up                                                 [*]/pkg

            2.    Run Charge (up to 11")                                   [*]/M

            3.    Run Over 11" (additional)                                [*]/M

      D.    FOLD

            1.    Set-up charge                                          [*]/pkg

            2.    8 -1/2 x 11 or less, up to 2 folds                       [*]/M

            3.    Additional folds, add                                    [*]/M

      E.    INSERTING

                  Outer envelope from 3 -1/4 x 6 to 4 1/8 x 9 -1/2:

            1.    Set-up charge                                         [*]/pkg.

            2.    Less than 1,000                                       [*]/each

            3.    1,000 to 3,999                                           [*]/M

            4.    4,000 to 24,999                                          [*]/M

            5.    25,000 and above                                         [*]/M

            6.    Each additional insert above 3                           [*]/M

            7.    Outer envelope up to 6 -1/4 x 9 -1/2, add                [*]/M

      F.    MAILING PREPARATION

            1.    Automated Mail Sortation (1st and 3rd)                   [*]/M

            2.    Handwork (with client approval)                        [*]/hr.

            3.    Address Standardization                                  [*]/M

            4.    Strapping                                                [*]/M

            5.    In-line metering                                         [*]/M

            6.    Off-line meter set-up                                  [*]/job

            7.    Off-line metering                                        [*]/M

            8.    Meter stripping                                          [*]/M

            9.    Postage stamp set-up                                   [*]/job

            10.   Postage stamp affixing                                   [*]/M


9/30/2002                          GENERAL MEDIA                              6


[*] CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

PALM COAST DATA LLC                EXHIBIT A                            CONTRACT


      G.    ATTACHED MAIL

                  Regular Lettershop charges plus

            1.    Packing                                                  [*]/M

            2.    Shipping Cartons                                      [*]/each

      H.    WAREHOUSE

            1.    Storage of mailing material, up to 6-month supply      [*]

            2.    Storage of mailing material, over a 6 month supply[*]/skid/mo.

            3.    Any stock not used within 6 months
                  (excl. gift stock-12 mos.)                        [*]/skid/mo.

            4.    Warehouse labor                                        [*]/hr.

                  The pricing for items 1 and 2 are based on the client buying its own components. PCD's print management department will purchase all components and manage the inventory for a management [*] fee.

      I.    BACK ISSUES

            1.    Mailing (excl. postage & materials)                    [*]each

            2.    1 year Storage of Back Issues                          [*]

                  Frequency of 13 issues/yr or less (Not to exceed 500 copies/issue) (Not to exceed 1000 copies/issue for "Penthouse"
                  only)

            3.    Storage of additional issues or copies            [*]/copy/mo.

      J.    PREMIUMS                                               Special Quote

      K.    SPECIAL SERVICES

            1.    Tabs or stickers, set-up                               [*]/job

            2.    Affix tabs or stickers                                   [*]/M

            3.    One-up labels, set-up for cut                          [*]/job

            4.    Cut, trim, and pack AB Dick labels                       [*]/M

V.    INFORMATION SERVICES

      A.    REPORTS INCLUDED IN THE STANDARD PACKAGE ARE:

            1.    ABC Authorized Prices                                  Monthly

            2.    ABC Channel of Sales                                   Monthly

            3.    ABC Duration of Subs Sold                              Monthly

            4.    ABC Post Expiration Analysis                           Monthly

            5.    ABC Premium Report                                     Monthly

            6.    ABC Production Analysis (by source of business)        Monthly

            7.    ABC Production Analysis by Term                        Monthly

            8.    Accounts Receivable Detail                             Monthly

            9.    Accounts Receivable Summary                    Weekly, Monthly

            10.   Activity Report                                         Weekly

            11.   Bad Debt by Issue                                   On Request

            12.   Controlled Circulation Response Analysis            On Request

            13.   Deduct Copies Report                                   Monthly

            14.   Deduct Copies Report, by Issue                         Monthly

            15.   Deferred Liability                                     Monthly


9/30/2002                          GENERAL MEDIA                              7


[*] CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

PALM COAST DATA LLC                EXHIBIT A                            CONTRACT


            16.   Earned Income Report                                   Monthly

            17.   Earnings & Bad Debt by Issue                        On Request

            18.   Expire Analysis                                      Each Main

            19.   File Status Report                                      Weekly

            20.   Gift Inventory - Christmas                          On Request

            21.   Gift Inventory - non-Christmas                      On Request

            22.   Gift Key Summary                                       Monthly

            23.   Goods & Services Tax Report (Canadian)                 Monthly

            24.   Invoice Analysis Report, by source & bill group         Weekly

            25.   Invoice Analysis Report, combined sources           On Request

            26.   Invoice Mailing Report                                  Weekly

            27.   Issue On/Off                                            Weekly

            28.   Label Count Weekly,                                    Monthly

            29.   Label Distribution by State                         On Request

            30.   Misc. Earned Income Report                             Monthly

            31.   Monthly Production Recap - Credit Business             Monthly

            32.   Monthly Production Recap - Agency Subscriptions        Monthly

            33.   Order Production & Agency Reinstates Weekly,           Monthly

            34.   Order Production & Agency Reinstates, Agents           Monthly

            35.   Paid & Unpaid Earnings, by Issue                    On Request

            36.   Production by Source                                   Monthly

            37.   Promotion Analysis Report - Details                     Weekly

            38.   Promotion Analysis Report - List                        Weekly

            39.   Promotion Analysis Report - Mail Date                   Weekly

            40.   Promotion Analysis Report - Term & Value            On Request

            41.   Promotion Analysis Summary                          On Request

            42.   Reclaim Copies Report                                  Monthly

            43.   Reclaim Copies by Issue                                Monthly

            44.   Renewal Analysis, by Key                               Monthly

            45.   Renewal Analysis, by Key & Term                     On Request

            46.   Renewal Analysis, Expire by Effort                     Monthly

            47.   Renewal Analysis, Expire by Source                     Monthly

            48.   Renewal Analysis Report                                Monthly

            49.   Renewal Analysis Summary                            On Request

            50.   Renewal Analysis, Term & Value                      On Request

            51.   Renewal Percentage Report                              Monthly

            52.   Renewal Timing Summary                                 Monthly

            53.   Sales by Source Analysis                               Monthly

            54.   Sales Tax Report - Domestic                            Monthly

            55.   Source to Source                                       Monthly

            56.   Source to Source by Prior Expire/Accum to Date         Monthly

            57.   Spread of Terms Cancelled Weekly,                      Monthly

            58.   Spread of Terms Cancelled (Agencies)                   Monthly

            59.   Spread of Terms Cancelled (Cash & Credit)              Monthly

            60.   Starting Issue by Source                               Monthly

            61.   Subscription Term/Value Report - Details               Monthly

            62.   Subscription Term/Value Report - Summary               Monthly

            63.   Aged Accounts Receivable                               Monthly


9/30/2002                          GENERAL MEDIA                              8

PALM COAST DATA LLC                EXHIBIT A                            CONTRACT


      B.    REPORT DELIVERY SYSTEM (ELECTRONIC REPORT IMAGE)

            1.    Cute FTP Software License                          [*]/license

            2.    Set-up Fee                                             [*]

            3.    Monthly Fee (if printed reports are eliminated)        [*]

            4.    Monthly Fee (with printed reports)                     [*]/mo.

      C.    DOWNLOAD ANALYSIS FILES

            Data files are downloaded weekly and can be accessed through FTP or dial-in method. The files are:

            Order Production and Agency Reinstate Data
            Renewal Data
            Promotion Data
            Invoice Data
            Start Issue Data

            1.    Set-up                                                     [*]

            2.    Weekly data files (up to 5 files)                [*]/pub/month

            3.    Each Additional File                              [*]/file/mo.

      D.    REMOTE ACCESS TO FULFILLMENT MANAGEMENT SYSTEM

            1.    Software License                                      [*]/user

            2.    Set-up                                                [*]/user

            3.    View only service for primary user                   [*]/month

            4.    Additional users                                   [*]each/mo.

      E.    FCI REPORTING SYSTEMS                                  Special Quote

      F.    MONTHLY FINANCIAL RECONCILIATION                         [*]/mo./pub

      G.    AUDIT SERVICES

            1.    Preparation of scheduled ABC/BPA statements            [*]each

            2.    Preparation of USPS (postal) audits                    [*]each

            3.    Document retrieval for audits                          [*]/hr.

            4.    Document storage                                           [*]


9/30/2002                          GENERAL MEDIA                              9


[*] CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

PALM COAST DATA LLC                EXHIBIT A                            CONTRACT


VI.   LIST RENTAL SERVICES

          VOLUME                            TAPES                  LABEls
          ------                            -----                  ------
         1-25,000                            [*]   /M                [*]   /M
         25,001-200,000                      [*]   /M                [*]   /M
         200,001-1,000,000                   [*]   /M                [*]   /M
         1,000,000 and over                  [*]   /M                [*]   /M

         ADDITIONAL CHARGES:

                  SERVICE                                              CHARGE
                  -------                                              ------
         One (1) Additional Selection                                    [*]   /M
         Two (2) Additional Selections                                   [*]   /M
         Three (3) or more Additional Selections                         [*]   /M
         Magnetic Tape Fee Per Tape                                      [*]
         Minimum Charge Per List Rental Selection                        [*]
         Qwik List Charge                                                [*]

VII.  OTHER COSTS

      Post cards, pressure sensitive labels, magnetic tapes used to transmit information off Palm Coast Data's premises, and shipping charges (mailing labels to printer, tapes for outside services processing and reports to client) will be charged at cost.

      CLIENT WILL SUPPLY ALL NECESSARY FORMS WITH LETTERHEAD.


9/30/2002                          GENERAL MEDIA                              10


[*] CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.

PALM COAST DATA LLC                                                     CONTRACT


                                   APPENDIX I

         MAGAZINE                                    PUBLISHER
         --------                                    ---------
         PENTHOUSE                                   Penthouse International Ltd.

         FORUM                                       Forum International Ltd.

         VARIATIONS                                  Variations Publishing International Ltd.

         THE GIRLS OF PENTHOUSE                      Penthouse International Ltd.


9/30/02                           GENERAL MEDIA                               1

                                                                    Exhibit 12.1

                               General Media, Inc.
                Computation of Ratio of Earning to Fixed Charges
                             Year Ended December 31,

                                                   1998           1999           2000           2001           2002
                                               ------------   ------------   ------------   ------------   ------------
Income (loss) from continuing operations,
   before income taxes                         ($ 3,879,000)  $ 22,606,000   $  5,467,000   ($ 9,966,000)  $  1,586,000
                                               ------------   ------------   ------------   ------------   ------------
Adjustments to income (loss)
   Interest expense                               9,918,000      7,969,000      6,865,000      8,003,000      7,258,000
   Interest income                                 (517,000)      (762,000)      (495,000)      (289,000)       (67,000)
   Interest expense in rental charges               757,000        615,000        594,000        594,000        654,000
                                               ------------   ------------   ------------   ------------   ------------
Adjusted income (loss)                         $  6,279,000   $ 30,428,000   $ 12,431,000   ($ 1,658,000)  $  9,431,000
                                               ============   ============   ============   ============   ============
Fixed charges
   Interest expense                            $  9,918,000   $  7,969,000   $  6,865,000   $  8,003,000   $  7,258,000
   Interest expense in rental charges               757,000        615,000        594,000        594,000        654,000
                                               ------------   ------------   ------------   ------------   ------------
Total fixed charges                            $ 10,675,000   $  8,584,000   $  7,459,000   $  8,597,000   $  7,912,000
                                               ============   ============   ============   ============   ============
Earnings insufficient to cover fixed charges   ($ 4,396,000)                                ($10,255,000)
Ratio of earnings to fixed charges                  (b)                3.5            1.7        (b)                1.2

(b) For 1998 and 2001 earnings were insufficient to cover fixed charges.

                                  EXHIBIT 21.1

                   LIST OF SUBSIDIARIES OF GENERAL MEDIA, INC.

                                                                                State or Jurisdiction
                                                                                of Incorporation or
                                                                                Organization
Name                                                                            ---------------
----
1.  General Media Communications, Inc.                                          Delaware
2.  General Media (UK), Ltd.                                                    United Kingdom
3.  Penthouse Clubs International Establishment                                 Liechtenstein
4.  Penthouse Images Acquisition, Ltd.                                          New York
5.  Pure Entertainment Telecommunications, Inc.                                 New York
6.  General Media Entertainment, Inc.                                           New York
7.  Penthouse Financial Services N.V.                                           Netherlands Antilles
8.  General Media Art Holding, Inc.                                             Delaware
9.  GMCI Internet Operations, Inc.                                              New York
10. GMI On-Line Ventures, Ltd.                                                  Delaware

                                                                    EXHIBIT 99.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the Annual Report on Form 10-K of General Media, Inc. (the "Company") for the fiscal year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert
C. Guccione, as Chief Executive Officer and the principal financial officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

      (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and


      (2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


April 30, 2003              /s/ R. Guccione
                            ---------------------------------------------------
                            Robert C. Guccione, Chief Executive Officer
                            (Principal Executive Officer and
                            Principal Financial Officer)

                                   EXHIBIT D

                                                             GENERAL MEDIA, INC.
--------------------------------------------------------------------------------
PROJECTIONS MODEL
--------------------------------------------------------------------------------
INCOME STATEMENT                                                 ($ in millions)
--------------------------------------------------------------------------------
* ASSUMES GMI REMAINS IN CHAPTER 11 UNTIL FEB 29, 2004.

                                                                           Projected
                                   -------------------------------------------------------------------------------------
                                    2004P        2005P        2006P        2007P        2008P        2009P        2010P
                                   -------      -------      -------      -------      -------      -------      -------
REVENUE
  Publications                       $30.7        $31.7        $33.1        $33.1        $33.1        $33.1        $33.1
  Internet                             7.4          8.9          9.9         11.0         12.3         13.6         15.2
  Video                                1.1          2.0          3.3          5.3          8.7         14.1         22.9
  International                        2.1          2.2          2.3          2.5          2.6          2.8          2.9
  Clubs                                0.9          1.0          1.2          1.5          1.8          2.1          2.5
  Pay-Per-Call                         0.7          0.7          0.7          0.7          0.7          0.7          0.7
                                   -------      -------      -------      -------      -------      -------      -------
TOTAL REVENUE                        $42.8        $46.5        $50.5        $54.0        $59.0        $66.3        $77.3
  Growth Rate                                        9%           9%           7%           9%          12%          16%
Operating Expenses
  Publications                      ($22.3)      ($21.3)      ($20.6)      ($20.6)      ($20.6)      ($20.6)      ($20.6)
  Internet                            (3.0)        (4.1)        (4.6)        (5.2)        (5.7)        (6.4)        (7.1)
  Video                               (1.2)        (2.0)        (3.1)        (5.0)        (8.1)       (13.2)       (21.5)
  International                       (0.4)        (0.4)        (0.4)        (0.4)        (0.4)        (0.5)        (0.5)
  Clubs                               (0.2)        (0.3)        (0.3)        (0.4)        (0.5)        (0.6)        (0.7)
  Pay-Per-Call                        (0.0)        (0.0)        (0.0)        (0.0)        (0.0)        (0.0)        (0.0)
                                   -------      -------      -------      -------      -------      -------      -------
Total Operating Expenses            ($27.2)      ($28.1)      ($29.1)      ($31.6)      ($35.4)      ($41.2)      ($50.4)
EBITDA
  Publications                        $8.3        $10.4        $12.5        $12.5        $12.5        $12.5        $12.5
  Internet                             4.5          4.8          5.3          5.9          6.5          7.3          8.1
  Video                               (0.1)         0.1          0.2          0.3          0.5          0.9          1.4
  International                        1.7          1.8          1.9          2.0          2.2          2.3          2.4
  Clubs                                0.6          0.7          0.9          1.1          1.3          1.5          1.8
  Pay-Per-Call                         0.6          0.6          0.6          0.6          0.6          0.6          0.6
  Corporate Overhead                  (7.6)        (7.6)        (7.6)        (8.1)        (8.1)        (9.1)        (9.1)
                                   -------      -------      -------      -------      -------      -------      -------
TOTAL EBITDA                          $8.1        $10.8        $13.8        $14.3        $15.5        $16.0        $17.8
  Margin                               19%          23%          27%          27%          26%          24%          23%
  Growth Rate                                       34%          28%           3%           8%           3%          11%

  Professional Fees
     (Extraordinary)                  (0.6)
  Office Relocation Expenses
     (Extraordinary)                  (0.5)
  Depreciation and
     Amortization                     (0.1)        (0.1)        (0.1)        (0.1)        (0.2)        (0.2)        (0.2)
                                   -------      -------      -------      -------      -------      -------      -------

EBIT                                  $6.9        $10.7        $13.7        $14.2        $15.4        $15.8        $17.6
  Cash Interest Expense               (0.6)        (0.2)        (0.0)        (4.8)        (5.8)        (5.8)        (2.9)
  Non Cash Interest Expense           (3.4)        (4.6)        (5.3)        (1.0)         0.0          0.0          0.0
  Interest Income                      0.0          0.0          0.1          0.2          0.3          0.3          0.2
                                   -------      -------      -------      -------      -------      -------      -------
Earnings Before Taxes                 $2.9         $5.9         $8.5         $8.6         $9.8        $10.4        $14.9
  Taxes(1)                            (1.0)        (2.1)        (3.0)        (3.0)        (3.4)        (3.6)        (5.2)
                                   -------      -------      -------      -------      -------      -------      -------
Net Income                            $1.9         $3.8         $5.5         $5.6         $6.4         $6.7         $9.7

------------

(1) Assumes GMI's NOL balance is wiped clean when it emerges from bankruptcy. Income is taxed at 35%.



CONFIDENTIAL                         DRAFT                               Page 1

                                                             GENERAL MEDIA, INC.
--------------------------------------------------------------------------------
PROJECTIONS MODEL
--------------------------------------------------------------------------------
CASH FLOW STATEMENT                                              ($ in millions)
--------------------------------------------------------------------------------

                                                                               Projected
                                                ------------------------------------------------------------------------
                                                2004P       2005P      2006P     2007P      2008P      2009P       2010P
                                                -----       -----     ------     -----      -----      -----       -----
CASH FROM OPERATIONS
Net Income                                      $ 1.9       $ 3.8     $  5.5     $ 5.6      $ 6.4      $ 6.7      $  9.7
Depreciation                                      0.1         0.1        0.1       0.1        0.2        0.2         0.2
Non-Cash Interest Expense                         3.4         4.6        5.3       1.0         --         --         --
Change in Current Assets                           --          --         --        --         --         --         --
Change in Additional Working Capital             (0.3)       (0.3)      (0.1)     (0.1)      (0.1)      (0.1)
Change in Current Liabilities                      --          --         --        --         --         --         --
                                                -----       -----     ------     -----      -----      -----      ------
TOTAL CASH FROM OPERATIONS                      $ 5.1       $ 8.3     $ 10.9     $ 6.6      $ 6.5      $ 6.8      $  9.9

CASH FROM INVESTING
Capital Expenditures                             (0.5)       (0.5)      (0.1)     (0.1)      (0.1)      (0.1)       (0.1)
Other Assets/Other Liabilities
                                                -----       -----      -----     -----      -----      -----      ------
TOTAL CASH FROM INVESTING                       ($0.5)      ($0.5)     ($0.1)    ($0.1)     ($0.1)     ($0.1)     ($ 0.1)

CASH FROM FINANCING
Exit Facility                                   ($4.7)      ($3.9)    $  0.0     $ 0.0      $ 0.0      $ 0.0      $  0.0
Term Loan Note                                     --          --         --        --         --         --       (44.3)
Debt Reserve                                       --        (4.0)     (10.8)     (6.6)      (6.4)      (6.8)       34.5
                                                -----       -----     ------     -----      -----      -----      ------
TOTAL CASH FROM FINANCING                       ($4.7)      ($7.8)    ($10.8)    ($6.6)     ($6.4)     ($6.8)      ($9.8)

Total Cash Used/Generated                       ($0.1)      $ 0.0     $  0.0     $ 0.0      $ 0.0      $ 0.0      $  0.0
Cash Beginning Balance                            1.1         1.0        1.0       1.0        1.0        1.0         1.0
                                                -----       -----     ------     -----      -----      -----      ------
Cash Ending Balance                             $ 1.0       $ 1.0     $  1.0     $ 1.0      $ 1.0      $ 1.0      $  1.0


CONFIDENTIAL                         DRAFT                               Page 2

                                                             GENERAL MEDIA, INC.
PROJECTIONS MODEL

BALANCE SHEET ADJUSTMENTS                                        ($ in millions)
--------------------------------------------------------------------------------

                                            PROJECTED
                                            CH-11 EXIT          CH-11                 PRO FORMA
                                            2/29/2004         ADJUSTMENTS           BALANCE SHEET
                                            ----------        -----------           -------------
Cash and Equivalents                            $  0.5             $  0.6 (1)              $  1.1
Current Assets                                     5.6                 --                     5.6
                                            ----------        -----------           -------------
  Total Current Assets                          $  6.1                0.6                  $  6.7

Additional Working Capital                        12.8                 --                    12.8

PP&E Gross
  Accumulated D&A
                                            ----------
PP&E Net                                           0.4                 --                     0.4
                                            ----------        -----------           -------------
  TOTAL ASSETS                                  $ 19.2             $  0.6                  $ 19.8
                                            ==========        ===========           =============

Unsecured Creditors Subject to Compromise       $ 10.0             $(10.0)(2)              $  0.0
Other Liabilities                               $  5.0                                        5.0
Pre Petition and Ch-11 Debt
  DIP Financing                                 $  6.0               (6.0)(3)                  --
  15% Series C Notes due March 2004               39.9              (39.9)(4)                  --
  Accrued Interest On Series C Notes               5.8               (5.8)(4)                  --
  Preferred Stock                                 12.2              (12.2)(4)                  --
Post Petition Debt
  Exit Facility                                     --                8.6 (1)(2)(3)           8.6
  Term Loan Notes                                   --               30.0 (2)(4)             30.0
Stockholders Equity                              (59.7)              35.9                   (23.8)
                                            ----------        -----------           -------------
  TOTAL LIABILITIES AND EQUITY                  $ 19.2             $  0.6                  $ 19.8
                                            ==========        ===========           =============


------------------
(1) Additional $0.6M drawn from exit facility to pay Ch-11 related professional expenses.

(2) Unsecured Creditors Committee paid $2.0M of cash (drawn from exit Bank Facility) and issued $3.0M of New Note. Gain recorded to shareholder's equity.

(3) Ch-11 DIP retired by drawing down on new Bank Facility.

(4) $39.9M of Series C Notes with Accrued Interest and $12.2M of Preferred Stock retired in exchange for 27.0M of New Note. Assumes all current Series C note holders vote to accept plan and are issued new notes. Gain Recorded to Shareholder's Equity.


CONFIDENTIAL                         DRAFT                               Page 3

                                                             GENERAL MEDIA, INC.

PROJECTIONS MODEL
BALANCE SHEET                                                    ($ in millions)

                                                                             Projected Year-End
                                      PRO FORMA   -------------------------------------------------------------------------
                                       2/29/04      2004P      2005P      2006P      2007P     2008P     2009P       2010P
                                       -------      -----      -----      -----      -----     -----     -----       -----
Cash and Equivalents                     $1.1       $1.0       $1.0       $1.0       $1.0      $1.0       $1.0        $1.0
Current Assets                            5.6        5.6        5.6        5.6        5.6       5.6        5.6         5.6
                                       -------      -----      -----      -----      -----     -----     -----       -----
  Total Current Assets                   $6.7       $6.6       $6.6       $6.6       $6.6      $6.6       $6.6        $6.6

Additional Working Capital               12.8       13.0       13.3       13.3       13.4      13.5       13.6        13.6
Debt Reserve                                          --        4.0       14.8       21.4      27.8       34.5          --

PP&E Gross                                          $0.9       $1.4       $1.5       $1.5      $1.6       $1.6        $1.7
  Accumulated D&A                                   (0.1)      (0.2)      (0.3)      (0.5)     (0.6)      (0.8)       (1.0)
                                       -------      -----      -----      -----      -----     -----     -----       -----
PP&E Net                                 $0.4       $0.9       $1.2       $1.1       $1.0      $0.9       $0.8        $0.7
                                       -------      -----      -----      -----      -----     -----     -----       -----
  TOTAL ASSETS                          $19.8      $20.4      $25.0      $35.8      $42.4     $48.8      $55.5       $20.9
                                       =======      =====      =====      =====      =====     =====     =====       =====
Unsecured Creditors Subject to
  Compromise                             $0.0
Other Liabilities                         5.0        5.0        5.0        5.0        5.0       5.0        5.0         5.0
Pre Petition and Ch-11 Debt
  DIP Financing                            --
  15% Series C Notes due
    March 2004                             --
  Accrued Interest On
    Series C Notes                         --
  Preferred Stock                          --
Post Petition Debt
  Exit Facility                           8.6        3.9         --         --         --        --         --          --
  Term Loan Notes                        30.0       33.4       38.1       43.4       44.3      44.3       44.3          --
Stockholders Equity                     (23.8)     (21.9)     (18.1)     (12.6)      (7.0)     (0.6)       6.2        15.9
                                       -------      -----      -----      -----      -----     -----     -----       -----
  TOTAL LIABILITIES AND EQUITY          $19.8      $20.4      $25.0      $35.8      $42.4     $48.8      $55.5       $20.9
                                       =======      =====      =====      =====      =====     =====     =====       =====

--------------------------------
Note: Assumes GMI emerges from Chapter 11 on March 1, 2004.


CONFIDENTIAL                         DRAFT                               Page 4

                  ASSUMPTIONS: PROJECTED FINANCIAL INFORMATION

I.   OPERATING ASSUMPTIONS

     1) Publishing: Comprised of Newsstand Revenue, Subscription Revenue, Advertising Revenue, Production Costs and Labor Editorial and Overhead Costs.

     2) Video: Increase volume of titles. Provide both hard and soft-core titles. New distribution agreement for Video/DVD.

     3)   International: Royalty income from international editions.

     4) Internet: Revenue increased through use of a referral "webmaster" program and customer retention improved through a new site design and functionality. Non-core competency functions (customer service, transaction processing) outsourced.

     5) Clubs: New clubs opened at 5% of Gross Revenue (average Gross Revenue estimated at $250,000/month); and a $25,000 new club fee.

     6)   Pay-Per-Call: Operations continue the same as historically.

     7) Corporate: Headcount: Current 31 person department is reorganized to 18 person department. Thereafter headcount and Direct Costs (Utilities, Telephone, Service Contracts etc.) added to growing company.

II.  CAPITAL STRUCTURE ASSUMPTIONS

     1) Current 15% Series C Notes: Assumes all note holders vote to approve plan (issued new notes).

     2) New Term Loan Notes: $30M of New Notes issued as part of plan. $3M issued to Unsecured Creditors and $27 to current Secured Bond and Preferred holders.

                  i.     13% Coupon.
                 ii.     7-year Maturity.
                iii.     3-year Interest Accretion. Cash pay after that.

     3) Exit Facility: put in place to take out DIP loan, fund cash disbursements to Unsecured Creditors and Professionals, fund Working Capital needs as necessary.

                  i.     $15M facility
                 ii.     9% Cash Interest
                iii.     0.25% Unused Line Fee

III. OTHER CASH FLOW ASSUMPTIONS

     1) Taxation: NOL balance is wiped out in Chapter 11. Reorganized company is taxed at 35%.

     2) Debt Reserves: Cash reserve built to meet future interest and principal payments.

     3) Capital Expenditures: $0.5M/year in 2004-2005 necessary to upgrade aging IT hardware, accounting and database software, upgrade website. Thereafter CapEx tails off.

     4)   Working Capital: Increased with growing company.

     5)   Inflation Assumption: 2%/year.



CONFIDENTIAL                         DRAFT                               Page 5

                                   EXHIBIT E

GENERAL MEDIA, INC.
LIQUIDATION ANALYSIS

                                                        UNAUDITED        RECOVERY     ORDERLY        RECOVERY       FORCED
                                                          BOOK              %       LIQUIDATION          %        LIQUIDATION
ASSETS ($000s)                           NOTE             VALUE                    GROSS RECOVERY               GROSS RECOVERY
---------------                          ----        --------------                --------------               --------------
CASH                                      1           $           0       100%     $          0         100%    $             0
ACCOUNTS RECEIVABLE                       2               3,509,871        79%        2,762,345          75%          2,639,109
INVENTORIES                               3
  Editorial                                                 226,750        40%           90,700          30%             68,025
  Art                                                       908,631        40%          363,452          30%            272,589
  Paper                                                     552,739        25%          138,185          15%             82,911
  Other                                                      60,000         0%                0           0%                  0
PREPAID, DEPOSITS, OTHER                  4               1,048,000        30%          314,400          10%            104,800

FIXED ASSETS                              5
  Furniture & Fixtures                                    6,252,689         6%          375,161           4%            250,000
  Computer HW and SW                                      2,901,907         7%          203,133           3%             87,057
  Vehicles                                                   66,281        10%            6,628           5%              3,314
  Lease Hold Improvements                                 1,878,714         0%                0           0%                  0
  Accumulated Depreciation                              (10,507,765)        0%                0           0%                  0

OTHER ASSETS                              6
  Subscription Lists                                              0                     470,000                               0
  Library                                                         0                   1,500,000                         700,000
  Trademarks                                                      0                  40,000,000                      20,000,000
  Reserves and Deposits                                     705,747        80%          564,598          50%            352,874
  Fine Art                                                1,830,500        50%          915,250          40%            732,200
  Cash Surrender Life
  Insurance                                                 960,475         0%                0           0%                  0
  Other                                                      41,872         0%                0           0%                  0
  Reserve for Fine Art                                   (1,092,000)        0%                0           0%                  0
                                                      -------------                  -----------                  --------------
TOTAL ASSETS                                              9,344,411
                                                      =============
AVAILABLE FOR DISTRIBUTION                                                           47,703,852                      25,292,879
                                                                                    ===========                  ==============


NOTES
1     Unaudited book values based on balances as of October 31, 2003.
2     Assume conversion to Chapter 7 on January 1, 2004

GENERAL MEDIA, INC.
LIQUIDATION ANALYSIS

                                                                                       ORDERLY                          FORCED
                                                          ESTIMATED      RECOVERY    LIQUIDATION      RECOVERY       LIQUIDATION
                                                NOTE        CLAIMS           %      GROSS RECOVERY       %          GROSS RECOVERY
                                                ----      ---------      --------   --------------    --------      --------------
AVAILABLE FOR DISTRIBUTION                                                          $  47,703,852                   $  25,292,879

LIQUIDATION COSTS
  Professional                                   7                                       (344,000)                       (252,929)
  Commissions                                    8                                       (225,026)                       (160,886)
  Cost of Operations (3-5 months to wind down)   9                                              0                        (407,000)
                                                                                    -------------                   -------------
TOTAL LIQUIDATION COSTS                                     (569,026)     100%           (569,026)       100%            (820,815)

AVAILABLE FOR CLAIMS                                                                   47,134,826                      24,472,064

ADMINISTRATIVE CLAIMS
  Payables - Post Petition                       10         (766,306)                    (766,306)                       (766,306)
  Administrative Claims                          11         (340,270)                    (340,270)                       (340,270)
                                                                                    -------------                   -------------
                                                                          100%         (1,106,576)       100%          (1,106,576)
  AVAILABLE FOR DIP LOAN                                                               46,028,250                      23,365,488

DIP LOAN CLAIM                                   12       (5,257,000)     100%         (5,257,000)       100%          (5,257,000)
                                                                                    -------------                   -------------
  AVAILABLE FOR SECURED CLAIMS                                                         40,771,250                      18,108,488

SECURED CLAIM
  Notes                                                  (39,896,800)     100%        (39,896,800)        41%         (18,108,488)
  Accrued Interest (Pre and Post Petition)                (4,676,717)     100%         (4,676,717)         0%
                                                                                    -------------                   -------------

  AVAILABLE FOR PRIORITY UNSECURED CLAIMS                                              (3,852,467)                              0

PRIORITY UNSECURED CLAIMS                        13
  Taxes                                                     (152,456)       0%                  0                               0
  Accrued Vacation                                          (482,137)       0%                  0                               0
  Subscriber Claims                                       (5,812,764)       0%                  0                               0
                                                          ----------                -------------                   -------------
TOTAL PRIORITY UNSECURED CLAIMS                           (6,447,357)       0%                  0         0%                    0

  AVAILABLE FOR GENERAL UNSECURED CLAIMS                                                        0                               0

UNSECURED CLAIMS
  Rejection Claims for real property             14       (1,980,000)                           0                               0
  Rejection Claims for non real property         15              TBD                            0                               0
  Accounts Payable & Accrued Expenses            16      (11,415,303)                           0                               0
                                                          ----------                -------------                   -------------
TOTAL UNSECURED CLAIMS                                   (13,395,303)       0%                  0         0%                    0
                                                                                    -------------                   -------------

  AVAILABLE FOR EQUITY                                                                          0                               0
                                                                                    =============                   =============

NOTES

3 DIP Loan claim based on projected January 1,2004 balance from DIP budget dated December 2,2003.

GENERAL MEDIA, INC.
LIQUIDATION ANALYSIS ASSUMPTIONS




GENERAL ASSUMPTIONS


      Orderly Liquidation - Assumes a liquidation taking 3 months to complete with the business continuing to operate at cash breakeven. It assumes that professionals assist in the liquidation with two full time personnel for the first TWO months and one full time person for the final month.


      Forced Liquidation - Assumes that a trustee is appointed and that a 3 person staff operating out of the current office space for one month and temporary office space for an additional two months.


ASSUMPTIONS FOR GROSS LIQUIDATION VALUES OF ASSETS

1     CASH

      Company's cash balance is assumed to be zero at the time of liquidation.

2     ACCOUNTS RECEIVABLE

      The liquidation assumes recovery of 80% to 84% of the A/R balance in the 0
      - 30 days level in both the forced and orderly liquidation analysis. Over 93% of the receivables are in this range. This assumes that the Curtis account receivable of approximately $2,400,000 is collectable. The A/R in the 31- 90 day range is advertising revenue. Based on historical success rates in collecting these receivables, it is assumed that the collection is $0. Nothing past 90 days is deemed collectable.

                                                       Orderly Liquidation         Forced Liquidation
0- 30 days                 $3,290,332                         84%                          80%
31-60                        $129,793                          0%                           0%
61-90                         $89,746                          0%                           0%
91+                                                            0%                           0%

Total Estimated Collections from Accounts Receivable  $2,762,345                   $2,639,109

3     INVENTORIES

      PAPER

      Paper is held at the printer's factory in cut rolls earmarked for specific magazines. Because this paper is cut, is of a weight and coating specified for the printing of a magazine and it may be in the print process at anytime, recover is expected to be low (15 - 25%) in a liquidation.

      EDITORIAL CONTENT
      ART CONTRIBUTION


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
      The art and editorial inventory represents the unused amount of art that is currently in the library and is deemed to be usable in the near future. It is assumed that between 30 and 40% of the book balance will be realized in a liquidation.

4     PREPAIDS/DEPOSITS

      This includes pre paid postage, insurance, and vendor deposits. Likelihood of collection is estimated between 10 and 30%.

5     FIXED ASSETS

      Furniture and fixtures located at the 11 Penn Plaza headquarters building consist of cubicles, office furniture and office equipment. The one vehicle is a limousine owned by the company that is more than 5 years old. For these reasons, the recovery on the fixed assets are expected to be between 3 - 7%. These assets are nearly fully depreciated.

6     OTHER ASSETS
      SUBSCRIPTION LISTS

      The total number of subscribers across all publications is 235,000. It is assumed that the subscription lists could be sold for as much as $2 per name. Alternatively, the lists could be provided at no cost to another publisher in exchange for the assumption of the deferred subscription liability. Due to the fact that no proceeds are available to any unsecured claims, the subscriber claims are assumed to be pursued in full.

      IMAGE LIBRARY

      A large amount of the image library is no longer carried on the books in inventory. Penthouse retains the rights for these photographs. The estimated proceeds for the liquidation of the photo library are estimated to be between $700,000 and $1,500,000.

      TRADEMARKS

      The value of the trademark was established by using publicly available information on trademark values for companies in similar businesses and then scaling the value for revenue size. It is estimated that the potential liquidation recovery is within a range OF $20 million to $40 million.

      RESERVES AND DEPOSITS

      Reserves are held by credit card processors handling on line and subscription payment processing. Historically, GMI has had low charge backs and refund claims. In the event of the liquidation, it is assumed that the deferred subscription liability for magazines will be assumed by a third party (probably a magazine publisher providing the same product or serving the same demographic) resulting in limited claims to the magazine subscription reserves. Additionally, the plan would be to maintain internet service through the term of the renewals for all subscribers (approximately one month) and then cease automated renewal charges. This would also limit the claims to the reserves. Based on these assumptions, it is estimated that between 50% and 80% of the reserves will be recovered in a liquidation.

      FINE ART

      The fine art is held at Sotheby's and the townhouse located in New York City in which Mr. Guccione resides and includes painting, antiquities and furnishings - some of which are physically attached to the structure (e.g. fireplace mantles and wood paneling). These items were appraised by Sotheby's in 2002 and the expected recovery is between 40% and 50% of appraised value.

      CASH VALUE OF LIFE INSURANCE

      The life insurance policy on Mr. Guccione is held in joint tenancy with his children and cannot be liquidated by GMI alone. The value is the lesser of the cash surrender value (CSV) or the total premiums paid by the issuer. This amount is paid in the event of the death of Mr. Guccione or if all of the three beneficiaries and GMI agree to cash in the policy.

      OTHER

      Other assets consist of newsstand racks that are used to display magazines at retail outlets. We do not see an economic basis for collection of these in the liquidation and have assigned a 0% recovery to these assets.

LIQUIDATION ADMINISTRATIVE COSTS

7 Professional Fees: In the orderly liquidation, 2 professionals for 2 months, 1 professional for one month at a rate of $400 per hour and billing 40 hour weeks.

      In a forced liquidation, 1% of gross proceeds from the liquidation.

8 Commissions of 15% will be paid for liquidation of equipment, fixed assets and art work.

9 Administrative costs of collecting receivables, disposing of supplies and general wrap up for the forced liquidation case include the following:

      Payroll: For the forced liquidation case, it is assumed that 3 people at $12,000 per month for 2 months. For the orderly liquidation, it is assumed that no net cost to the business.

      Move: Cost to remove equipment/art from two sites - $10,000 per site

      Rent, utilities and commercial rent tax: For the forced liquidation, this assumes that one month is spent at the current office until it is moved and then 3 people occupy approximately 1250 sq ft of temporary office space for the next two months (forced)

      Operations: All other costs (70% of full corporate operations for five months and three months). Taken from Plan of Reorganization projections for corporate expenses including postage, insurance, T&E, utilities, data processing, equipment rental, etc.

CLAIMS - SECURED, PRIORITY, UNSECURED

10    Post Petition accounts payable as of 10/31/2003.

11 Priority claims consist of accrued payroll, payroll taxes and employee benefits. Assumption is that two weeks of payroll are accrued and that the associated corporate burden is an additional 23% of that number.

12    Projected DIP Loan balance as of January 1,2004.



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